financial report

September 30, 2012

Itaú Unibanco Holding S.A.

Itaú

Management Discussion & Analysis and Complete Financial Statements

Contents

Management Discussion & Analysis 3

Executive Summary 3

Analysis of Net Income 13

Managerial Financial Margin 15

Banking Service Fees and Income from Banking Charges 17

Result from Loan Losses 19

Non-interest Expenses 21

Tax Expenses for ISS, PIS, Cofins and Others 23

Income Tax and Social Contribution on Net Income 23

Balance Sheet 26

Balance Sheet by Currency 31

Risk Management 32

Capital Ratios 33

Ownership Structure 35

Segments 39

Analysis of Segments 42

Products and Services 46

Insurance, Pension Plans and Capitalization 49

Activities Abroad 57

Report of Independent Auditors 63

Complete Financial Statements 65

It should be noted that the financial statements relating to prior periods have been reclassified for comparison purposes (further details are presented in Note 22-I of the Financial Statements).

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

management discussion & analysis

Itaú Unibanco Holding S.A.

3rd quarter of 2012

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 4

Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights

R$ million (except where indicated)

	3rd Q/12	2nd Q/12	3rd Q/11	Jan-Sep/12	Jan-Sep/11
Statement of Income					
Recurring Net Income	3,412	3,585	3,940	10,541	10,895
Net Income	3,372	3,304	3,807	10,102	10,940
Operating Revenues (1)	19,513	20,268	19,343	59,695	55,165
Managerial Financial Margin (2)	12,820	13,469	12,937	39,596	36,572
Shares (R$)					
Recurring Net Income per share (3)	0.76	0.79	0.87	2.33	2.41
Net Income per share (3)	0.75	0.73	0.84	2.24	2.41
Number of Outstanding Shares – in thousands	4,518,244	4,517,639	4,512,243	4,518,244	4,512,243
Average price of non-voting share on the last trading day of the period	30.63	28.05	29.09	30.63	29.09
Book Value per share	17.48	16.74	15.12	17.48	15.12
Dividends/JCP net of taxes (4)	514	788	740	1,959	2,110
Dividends/JCP net of taxes (4) per share	0.11	0.17	0.16	0.43	0.47
Market Capitalization (5)	138,394	126,720	131,261	138,394	131,261
Market Capitalization (5) (US$ Million)	68,154	62,692	70,784	68,154	70,784
Performance Ratios (%)					
Recurring Return on Average Equity – Annualized (6)	17.7%	19.4%	23.5%	19.0%	22.4%
Return on Average Equity – Annualized (6)	17.5%	17.9%	22.7%	18.2%	22.5%
Recurring Return on Average Assets – Annualized (7)	1.5%	1.6%	1.9%	1.6%	1.8%
Return on Average Assets – Annualized (7)	1.5%	1.5%	1.9%	1.5%	1.8%
Solvency Ratio (BIS Ratio) - Economic Financial-Consolidated	17.5%	16.9%	15.5%	17.5%	15.5%
Annualized Credit Margin	12.8%	13.4%	13.2%	13.2%	12.9%
Annualized Net Interest Margin with Clients (8)	10.6%	10.9%	11.7%	10.9%	11.6%
Annualized Net Interest Margin with Credit after Provision for Credit Risk (8)	7.0%	7.5%	8.3%	7.9%	8.0%
Nonperforming Loans Index (NPL over 90 days)	5.1%	5.2%	4.7%	5.1%	4.7%
Coverage Ratio (Provision for Loan and Lease Losses/NPL over 90 days)	149%	147%	156%	149%	156%
Efficiency Ratio (ER) (9)	45.5%	45.0%	47.0%	45.0%	47.4%
Risk Adjusted Efficiency Ratio (RAER) (9)	74.4%	73.0%	69.0%	73.3%	69.8%
Balance Sheet	**Sep 30,12**	**Jun 30,12**	**Sep 30,11**		
Total Assets	960,216	888,809	836,994		
Total Loan Portfolio, including Sureties, Endorsements and Guarantees	417,603	413,399	382,236		
Loan Operations (A)	359,810	356,789	335,279		
Sureties, Endorsements and Guarantees	57,792	56,611	46,957		
Deposits + Debentures + Securities + Borrowings and Onlending (B) (10)	474,341	464,565	445,558		
Loan Operations/Funding (A/B)	75.9%	76.8%	75.2%		
Stockholders' Equity	78,979	75,636	68,206		
Relevant Data					
Assets Under Administration	432,291	422,623	390,811		
Employees (Individuals)	97,030	99,017	105,969		
Employees in Brazil (Individuals)	90,427	92,517	99,820		
Employees Abroad (Individuals)	6,603	6,500	6,149		
Number of Points of Service	32,833	32,795	34,178		
Branches (Units)	4,115	4,105	4,005		
CSB – Client Service Branches (Units)	901	901	943		
ATM – Automated Teller Machines (Units) (11)	27,817	27,789	29,230		

Macroeconomic | Indicators

	3rd Q/12	2nd Q/12	3rd Q/11	Jan-Sep/12	Jan-Sep/11
EMBI Brazil Risk	164	213	274	164	274
CDI – In the Period (%)	1.9%	2.1%	3.0%	6.6%	8.7%
Dollar Exchange Rate – Quotation in R$	2.0306	2.0213	1.8544	2.0306	1.8544
Dollar Exchange Rate – Variation in the Period (%)	0.5%	10.9%	18.8%	9.5%	9.5%
Euro Exchange Rate – Quotation in R$	2.6109	2.5606	2.4938	2.6109	2.4938
Euro Exchange Rate – Variation in the Period (%)	2.0%	5.4%	10.0%	4.7%	7.9%
IGP-M – In the Period (%)	3.8%	2.6%	1.0%	7.1%	4.1%

(1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses, Equity in Earnings of Affiliates and Non-Operating Income; (2) Described on page 14; (3) Calculated based on the weighted average number of outstanding shares; (4) JCP – Interest on Net Equity. Recognized and declared amounts paid; (5) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (6) Annualized Return was calculated by dividing Net Income by the Average Stockholders' Equity. The quotient was multiplied by the number of periods of the year to derive the annualized rate. The basis of calculations of the returns were adjusted by the amount of dividends which has not yet been approved in stockholder's meetings or by the Board of Director's, proposed after the balance sheet closing date; (7) Annualized Return was computed by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized rate. (8) It does not include Margin with Market. See details on page 15; (9) For more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see page 22; (10) As described on page 30; (11) It includes ESBs (electronic service branches) and service points in third-parties' establishments.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 5

Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$3,412 million in the third quarter of 2012. This amount was adjusted by the impact of non-recurring events, which are presented in the table below, resulting in net income of R$3,372 million in the period.

Non-Recurring Events Net of Tax Effects

R$ million

	3rd Q/12	2nd Q/12	3rd Q/11	Jan-Sep/12	Jan-Sep/11
Recurring Net Income	**3,412**	**3,585**	**3,940**	**10,541**	**10,895**
Non-recurring events	**(40)**	**(281)**	**(133)**	**(439)**	**45**
Provision for Contingencies – Economic Plans (a)	(40)	(31)	(55)	(133)	(230)
Total Interest Sale in Banco Português de Investimento (b)	-	(205)	-	(205)	-
Adjustment to Market Value – BPI (c)	-	(45)	(77)	(101)	(233)
Program for Settlement or Installment Payment of Federal Taxes - Law No.11,941/09 (d)	-	-	-	-	509
Net Income	**3,372**	**3,304**	**3,807**	**10,102**	**10,940**

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events in the First Nine Months of 2012 and 2011

(a) Provision for Contingencies – Economic Plans: Provision for losses arising from economic plans that were in effect in Brazil in the 1980's.

(b) Total Interest Sale in Banco Português de Investimento: On April 20, 2012, Itaú Unibanco sold its interest of 18.87% in Banco Português de Investimento to the La Caixa group and received approximately € 93 million. This transaction negatively impacted our net income in R$205 million, net of taxes, and positively impacted our stockholder's equity in R$ 106 million.

(c) Adjustment to Market Value – BPI Investment: Effect of the adjustment of the investment held in Banco Português de Investimento based on the share price in the second quarter (before the sale of our interest).

(d) Program for the Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09: Additional effects of the adherence of Itaú Unibanco Holding and its subsidiaries to the Program for the Settlement or Installment Payment of Federal Taxes in 2009. This program includes the debts managed by the Federal Revenue Service of Brazil and by the General Attorney's Office of the National Treasury.

Managerial Statement of Income

The tables on the next page are based on the Managerial Statement of Income, which arises from reclassifications made in the audited accounting statement of income. The tax effects of hedges of investments abroad, which were originally included in tax expenses (PIS and COFINS), and income tax and social contribution on net income, were reclassified to the financial margin. Additionally, non-recurring effects were also adjusted.

Our strategy for the exchange risk management of capital invested abroad is intended to avoid impacts from foreign exchange variations on net income. For this purpose, the foreign exchange risk is neutralized and the investments are remunerated in Brazilian reais through the use of derivative financial instruments. Our strategy to hedge investments abroad also considers the impact of all related tax effects. It should be noted that, in the third quarter of 2012, the Brazilian real depreciated 0.5% in relation to the U.S. Dollar and 2.0% in relation to the Euro, compared with a depreciation of 10.9% and 5.4%, respectively, in the previous quarter.

Effects of the Redecard Operation

The greater competition in the acquiring market and the trend of transfer of accounts receivable financing to the banks show that partnerships with financial institutions are increasingly important in this market, where volumes will keep growing. Therefore, the scale and the development of new products will be vital to the future of this market in Brazil and were decisive for delisting Redecard.

On September 24, we purchased through an auction on the stock market exchange, 298,989,137 common shares issued by Redecard which represented 44.4% of it's capital. Subsequently, we purchased 100 shares until September 30, 2012 and another 23,987,343 shares in October. We now hold 659,461,936 shares, that represent 98.0% of Redecard's capital. Theses shares, which were purchased in September 24 and subsequently, amounted to an investment of R$ 11.3 billion.

On October 18, 2012 the Securities and Exchange Commission of Brazil (CVM) - cancelled Redecard's status as a public company. The bank expects to conclude the acquisition of 100% of the shares until the end of 2012.

Redecard will remain independent, operating in partnership with other banks, with increased flexibility in pricing and synergies arising from the integration. In addition, the combined use of infrastructures of Redecard and Itaú Unibanco will bring greater flexibility and will expedite the operations both for payment products offered to clients and for offers to merchants.

This transaction resulted in goodwill of R$9,979 million and several other effects, as shown below:

Financial Margin with Clients

The acquisition of Redecard's minority interests resulted in a decrease of R$ 10,465 million in securities and in the balance of the interest rate sensitive operations, affecting our Financial Margin with Clients and our Net Interest Margin (NIM) with clients as from September 27, 2012, date of the financial settlement of the main purchase of shares.

Efficiency Ratio

Due to the decrease in our financial margin with clients a negative impact on our efficiency ratio is expected in the future. In this quarter, such impact is not material.

Minority Interests in Subsidiaries

After the tender offer is completed, we will have lower expenses with minority interests regarding this subsidiary.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 6

Executive Summary

The reconciliations between the Accounting and Managerial Statements of Income of the last two quarters are presented below.

Reconciliation between the Accounting and Managerial Statements | 3rd Quarter of 2012

R$ million

	Itaú Unibanco			
	Accounting	**Non-recurring Effects**	**Tax Effect of Hedge**	**Managerial**
Operating Revenues	**19,353**	**-**	**159**	**19,513**
Managerial Financial Margin	12,660	-	159	12,820
Financial Margin with Clients	11,970	-	-	11,970
Financial Margin with Market	690	-	159	850
Banking Service Fees and Income from Banking Charges	5,034	-	-	5,034
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,497	-	-	1,497
Other Operating Income	52	-	-	52
Equity in Earnings of Affiliates and Other Investments	110	-	-	110
Non-operating Income	1	-	-	1
Loan and Retained Claim Losses Net of Recovery	**(5,344)**	**-**	**-**	**(5,344)**
Expenses for Allowance for Loan and Lease Losses	(5,939)	-	-	(5,939)
Income from Recovery of Loans Written Off as Losses	1,159	-	-	1,159
Retained Claims	(563)	-	-	(563)
Other Operating Income/(Expenses)	**(9,488)**	**61**	**(15)**	**(9,443)**
Non-interest Expenses	(8,209)	61	-	(8,148)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,008)	-	(15)	(1,023)
Selling Expenses from Insurance	(272)	-	-	(272)
Income before Tax and Profit Sharing	**4,521**	**61**	**144**	**4,726**
Income Tax and Social Contribution	**(960)**	**(21)**	**(144)**	**(1,125)**
Profit Sharing	**(43)**	**-**	**-**	**(43)**
Minority Interests	**(145)**	**-**	**-**	**(145)**
Net Income	**3,372**	**40**	**-**	**3,412**

Reconciliation between the Accounting and Managerial Statements | 2nd Quarter of 2012

R$ million

	Itaú Unibanco			
	Accounting	**Non-recurring Effects**	**Tax Effect of Hedge**	**Managerial**
Operating Revenues	**18,303**	**379**	**1,586**	**20,268**
Managerial Financial Margin	11,883	-	1,586	13,469
Financial Margin with Clients	12,340	-	-	12,340
Financial Margin with Market	(457)	-	1,586	1,129
Banking Service Fees and Income from Banking Charges	5,078	-	-	5,078
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,466	-	-	1,466
Other Operating Income	84	-	-	84
Equity in Earnings of Affiliates and Other Investments	82	69	-	151
Non-operating Income	(291)	310	-	19
Loan and Retained Claim Losses Net of Recovery	**(5,374)**	**-**	**-**	**(5,374)**
Expenses for Allowance for Loan and Lease Losses	(5,988)	-	-	(5,988)
Income from Recovery of Loans Written Off as Losses	1,126	-	-	1,126
Retained Claims	(511)	-	-	(511)
Other Operating Income/(Expenses)	**(9,582)**	**46**	**(170)**	**(9,705)**
Non-interest Expenses	(8,457)	46	-	(8,411)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(879)	-	(170)	(1,050)
Selling Expenses from Insurance	(245)	-	-	(245)
Income before Tax and Profit Sharing	**3,347**	**426**	**1,416**	**5,189**
Income Tax and Social Contribution	**215**	**(145)**	**(1,416)**	**(1,345)**
Profit Sharing	**(52)**	**-**	**-**	**(52)**
Minority Interests	**(207)**	**-**	**-**	**(207)**
Net Income	**3,304**	**281**	**-**	**3,585**

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 7

Executive Summary

We present below a perspective of the income statement highlighting the Operating Revenues, which is composed of the sum of revenues from banking, insurance, pension plans and capitalization operations.

Statement of Income | Operating Revenues Perspective

R$ million

	3rd Q/12	2nd Q/12	3rd Q/11	Jan-Sep/12	Jan-Sep/11	Variation 3rd Q/12 - 2nd Q/12		Variation 3rd Q/12 - 3rd Q/11		Variation Jan-Sep/12 - Jan-Sep/11	
Operating Revenues	**19,513**	**20,268**	**19,343**	**59,695**	**55,165**	**(756)**	**-3.7%**	**169**	**0.9%**	**4,530**	**8.2%**
Managerial Financial Margin	12,820	13,469	12,937	39,596	36,572	(650)	-4.8%	(118)	-0.9%	3,023	8.3%
Financial Margin with Clients	11,970	12,340	11,801	36,662	33,812	(370)	-3.0%	168	1.4%	2,850	8.4%
Financial Margin with Market	850	1,129	1,136	2,933	2,760	(280)	-24.8%	(286)	-25.2%	173	6.3%
Banking Service Fees and Income from Banking Charges	5,034	5,078	4,820	15,115	13,960	(45)	-0.9%	213	4.4%	1,155	8.3%
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,497	1,466	1,319	4,424	3,823	31	2.1%	177	13.4%	601	15.7%
Other Operating Income	52	84	81	194	304	(32)	-37.8%	(29)	-35.4%	(110)	-36.2%
Equity in Earnings of Affiliates and Other Investments	110	151	124	342	317	(42)	-27.6%	(14)	-11.5%	25	8.0%
Non-operating Income	1	19	62	25	189	(19)	-	(61)	-	(165)	-
Loan and Retained Claim Losses Net of Recovery	**(5,344)**	**(5,374)**	**(4,041)**	**(16,022)**	**(11,734)**	**30**	**-0.6%**	**(1,302)**	**32.2%**	**(4,287)**	**36.5%**
Expenses for Allowance for Loan and Lease Losses	(5,939)	(5,988)	(4,972)	(17,959)	(14,459)	49	-0.8%	(968)	19.5%	(3,500)	24.2%
Income from Recovery of Loans Written Off as Losses (*)	1,159	1,126	1,315	3,477	3,915	33	2.9%	(156)	-11.9%	(437)	-11.2%
Retained Claims	(563)	(511)	(385)	(1,539)	(1,190)	(52)	10.2%	(179)	46.4%	(349)	29.4%
Operating Margin	**14,169**	**14,895**	**15,302**	**43,674**	**43,431**	**(726)**	**-4.9%**	**(1,133)**	**-7.4%**	**243**	**0.6%**
Other Operating Income/(Expenses)	**(9,443)**	**(9,705)**	**(9,601)**	**(28,589)**	**(27,659)**	**262**	**-2.7%**	**158**	**-1.6%**	**(929)**	**3.4%**
Non-interest Expenses	(8,148)	(8,411)	(8,402)	(24,713)	(24,059)	263	-3.1%	254	-3.0%	(654)	2.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,023)	(1,050)	(946)	(3,114)	(2,864)	27	-2.5%	(77)	8.1%	(250)	8.7%
Selling Expenses From Insurance	(272)	(245)	(253)	(763)	(737)	(27)	11.1%	(18)	7.3%	(26)	3.5%
Income before Tax and Profit Sharing	**4,726**	**5,189**	**5,701**	**15,085**	**15,771**	**(464)**	**-8.9%**	**(975)**	**-17.1%**	**(687)**	**-4.4%**
Income Tax and Social Contribution	**(1,125)**	**(1,345)**	**(1,523)**	**(3,878)**	**(4,172)**	**220**	**-16.4%**	**399**	**-26.2%**	**293**	**-7.0%**
Profit Sharing	**(43)**	**(52)**	**(57)**	**(123)**	**(163)**	**9**	**-16.7%**	**14**	**-23.9%**	**40**	**-24.7%**
Minority Interests in Subsidiaries	**(145)**	**(207)**	**(180)**	**(542)**	**(542)**	**62**	**-29.8%**	**35**	**-19.5%**	**(1)**	**0.2%**
Recurring Net Income	**3,412**	**3,585**	**3,940**	**10,541**	**10,895**	**(173)**	**-4.8%**	**(528)**	**-13.4%**	**(354)**	**-3.2%**

We present below a perspective of the income statement highlighting the Managerial Financial Margin.

Statement of Income | Managerial Financial Margin Perspective

R$ million

	3rd Q/12	2nd Q/12	3rd Q/11	Jan-Sep/12	Jan-Sep/11	Variation 3rd Q/12 - 2nd Q/12		Variation 3rd Q/12 - 3rd Q/11		Variation Jan-Sep/12 - Jan-Sep/11	
Managerial Financial Margin	**12,820**	**13,469**	**12,937**	**39,596**	**36,572**	**(650)**	**-4.8%**	**(118)**	**-0.9%**	**3,023**	**8.3%**
Financial Margin with Clients	11,970	12,340	11,801	36,662	33,812	(370)	-3.0%	168	1.4%	2,850	8.4%
Financial Margin with Market	850	1,129	1,136	2,933	2,760	(280)	-24.8%	(286)	-25.2%	173	6.3%
Results from Loan and Lease Losses	**(4,781)**	**(4,862)**	**(3,657)**	**(14,482)**	**(10,544)**	**82**	**-1.7%**	**(1,124)**	**30.7%**	**(3,938)**	**37.3%**
Expenses for Allowance for Loan and Lease Losses	(5,939)	(5,988)	(4,972)	(17,959)	(14,459)	49	-0.8%	(968)	19.5%	(3,500)	24.2%
Income from Recovery of Loans Written Off as Losses (*)	1,159	1,126	1,315	3,477	3,915	33	2.9%	(156)	-11.9%	(437)	-11.2%
Net Result from Financial Operations	**8,039**	**8,607**	**9,281**	**25,114**	**26,028**	**(568)**	**-6.6%**	**(1,242)**	**-13.4%**	**(915)**	**-3.5%**
Other Operating Income/(Expenses)	**(3,314)**	**(3,437)**	**(3,642)**	**(10,053)**	**(10,446)**	**123**	**-3.6%**	**328**	**-9.0%**	**393**	**-3.8%**
Banking Service Fees and Income from Banking Charges	5,034	5,078	4,820	15,115	13,960	(45)	-0.9%	213	4.4%	1,155	8.3%
Result from Insurance, Pension Plans and Capitalization Operations	661	710	681	2,122	1,896	(48)	-6.8%	(20)	-2.9%	226	11.9%
Non-interest Expenses	(8,148)	(8,411)	(8,402)	(24,713)	(24,059)	263	-3.1%	254	-3.0%	(654)	2.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,023)	(1,050)	(946)	(3,114)	(2,864)	27	-2.5%	(77)	8.1%	(250)	8.7%
Equity in Earnings of Affiliates and Other Investments	110	151	124	342	317	(42)	-27.6%	(14)	-11.5%	25	8.0%
Other Operating Income	52	84	81	194	304	(32)	-37.8%	(29)	-35.4%	(110)	-36.2%
Operating Income	**4,725**	**5,170**	**5,639**	**15,060**	**15,582**	**(445)**	**-8.6%**	**(914)**	**-16.2%**	**(522)**	**-3.3%**
Non-operating Income	1	19	62	25	189	(19)	-	(61)	-	(165)	-
Income before Tax and Profit Sharing	**4,726**	**5,189**	**5,701**	**15,085**	**15,771**	**(464)**	**-8.9%**	**(975)**	**-17.1%**	**(687)**	**-4.4%**
Income Tax and Social Contribution	**(1,125)**	**(1,345)**	**(1,523)**	**(3,878)**	**(4,172)**	**220**	**-16.4%**	**399**	**-26.2%**	**293**	**-7.0%**
Profit Sharing	**(43)**	**(52)**	**(57)**	**(123)**	**(163)**	**9**	**-16.7%**	**14**	**-23.9%**	**40**	**-24.7%**
Minority Interests in Subsidiaries	**(145)**	**(207)**	**(180)**	**(542)**	**(542)**	**62**	**-29.8%**	**35**	**-19.5%**	**(1)**	**0.2%**
Recurring Net Income	**3,412**	**3,585**	**3,940**	**10,541**	**10,895**	**(173)**	**-4.8%**	**(528)**	**-13.4%**	**(354)**	**-3.2%**

(*) Since the beginning of 2012, the discounts granted in the recovery of credits written off as losses are no longer deducted from the financial margin and started to be deducted from the income from the recovery of these credits. In the first nine months of 2011, these discounts amounted to R$434 million. If the effects of this change were disregarded, the income from the recovery of credits written off as losses for the first nine months of 2012 would have remained roughly unchanged in relation to the income for the first nine months of 2011.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 8

Executive Summary

Net Income

R$ million

3,890
3,638
3,603
3,940
3,746
3,544
3,585
3,412
3,530
3,807
3,681
3,400
3,317
3,426
3,304
3,372
Recurring Net Income
Net Income
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12

The recurring net income for the third quarter of 2012 amounted to R$3,412 million, representing a decrease of 4.8% in relation to the previous quarter. Our operating revenues decreased 3.7% in the period, mainly affected by decrease in the financial margin, impacted by the decrease in the SELIC rate (R$113 million), by the lower growth of higher risks and spread portfolios, and by the sale of shares of BM&FBovespa (R$100 million) in the previous quarter. This decrease was partially offset by the 3.1% decrease in our non-interest expenses when compared to the second quarter of 2012, despite the impact of the Collective Bargaining Labor Agreement, and by the 0.8% drop in expenses for provisions for loan losses in relation to the previous quarter.

In the first nine months of 2012, recurring net income totaled R$10,541 million, a decrease of 3.2% in relation to the same period of 2011.

Annualized Return on Average Equity

%

23.5
23.3
22.3
22.6
22.3
21.4
21.0
19.8
23.4
21.9
22.4
22.3
20.0
19.7
19.0
23.0
23.4
20.4
23.5
21.8
20.0
19.4
17.7
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Recurring Return on Average Equity (quarterly)
Recurring Return on Average Equity 12 months
Recurring Return on Average Equity (Annualized)

The annualized recurring return on average equity reached 17.7% in the third quarter of 2012. On September 30, 2012, stockholders' equity totaled R$79.0 billion, a 15.8% increase on the previous year.

Net Income per Share and Recurring Net Income per Share

R$

0.86
0.80
0.79
0.87
0.83
0.78
0.79
0.76
0.75
0.78
0.73
0.84
0.82
0.76
0.73
0.75
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Recurring Net Income per share
Net Income per share

In the third quarter of 2012, recurring net income per share totaled R$0.76 in the quarter, R$0.03 lower than in the previous quarter. Net income per share totaled R$0.75, an increase of R$0.02 when compared to the previous quarter.

Operating Revenues

R$ million

17,937
17,674
18,147
19,343
19,643
19,914
20,268
19,513
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12

In the third quarter of 2012, operating revenues, which represent revenues from banking operations and insurance, pension plan and capitalization operations, totaled R$19,513 million, decreasing 3.7% from the previous quarter and increasing 0.9% from the same period of the previous year. The main components of operating revenues and other items of results are presented below.

Managerial Financial Margin

R$ million

3rd Q/12
850
11,970
12,820
2nd Q/12
1,129
12,340
13,469
1st Q/12
954
12,352
13,307
4th Q/11
1,025
11,969
12,993
3rd Q/11
1,136
11,801
12,937
2nd Q/11
690
11,231
11,921
1st Q/11
935
10,779
11,714
4th Q/10
1,214
10,817
12,031
Financial Margin with Clients
Financial Margin with Market

The managerial financial margin for the third quarter of 2012 totaled R$12,820 million, a decrease of R$650 million in relation to the second quarter of 2012. The managerial financial margin with clients totaled R$11,970 million, a decrease of R$370 million, of which R$113 million arise from the reduction in the annualized Brazilian benchmark rate (SELIC). The financial margin with the market amounted to R$850 million, a reduction of R$280 million from the previous quarter. The financial margin with the market for the previous quarter was positively impacted by R$100 million arising from the sale of 11 million shares of BM&FBovespa.

In the first nine months of 2012, our managerial financial margin increased 8.3%, in relation to the same period of the previous year, as a result of the increase of 8.4% in the financial margin with clients and of 6.3% in the financial margin with the market. In the same comparison basis, the reduction in the annualized Brazilian benchmark rate (SELIC), impacted R$1,204 million on the financial margin.

Banking Services Fees and Income from Banking Charges

R$ million

4,493
4,467
4,672
4,820
5,088
5,003
5,078
5,034
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 9

Executive Summary

In the third quarter of 2012, banking service fees, including income from banking charges, decreased 0.9% from the second quarter of 2012, totaling R$5,034 million.

In the first nine months of 2012, these service fees showed a growth of 8.3% from the same period of the previous year. The sale of Orbitall, carried out in the second quarter of 2012, caused an 80 basis point decrease in total fee revenues.

Result from Loan Losses, Net of Recovery

R$ million

2,608
3,173
3,715
3,657
3,880
4,839
4,862
4,781
3,918
4,380
5,107
4,972
5,453
6,031
5,988
5,939
1,310
1,207
1,393
1,315
1,574
1,192
1,126
1,159
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Expenses for Provision for Loan and Lease Losses
Income from Recovery of Loans Written Off as Losses
Result from Loan Losses

The result from loan losses, net of recovery, decreased 1.7% in relation to the previous quarter, totaling R$4,781 million in the quarter. The expenses for provisions for loan losses decreased R$49 million in the quarter (a drop of 0.8%) to R$5,939 million. The income from recovery of credits previously written off as losses increased R$33 million, totaling R$1,159 million.

Since the beginning of 2012, the discounts granted in the recovery of credits written off as losses are no longer deducted from the financial margin and started to be deducted from the income from the recovery of these credits. In the first nine months of the 2011, these discounts amounted to R$434 million. If the effects of this change were disregarded, the income from the recovery of credits written off as losses for the first nine months of 2012 would have remained roughly unchanged in relation to the income for the first nine months of 2011.

Non-Interest Expenses

R$ million

4.7%
4.0%
4.1%
4.1%
4.0%
3.7%
3.8%
3.5%
8,389
7,686
7,971
8,402
8,514
8,153
8,411
8,148
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Non Interest Expenses (R$ million)
Non Interest Expenses / Average Assets

In the third quarter of 2012, non-interest expenses decreased R$263 million in relation to the previous quarter (3.1%), totaling R$8,148 million in the quarter. Personnel expenses grew only 0.5%, despite the effect from the provisions for the Collective Bargaining Labor Agreement that adjusted the levels of compensation, social benefits and charges (with an impact of R$145 million) and the increase in expenses with employee terminations and corresponding labor claims. Administrative expenses decreased R$197 million (5.38%) in the quarter, mainly due to atypical factors in the previous quarter, such as higher marketing expenses and the standardization of accounting criteria for depreciation among group companies.

When compared to the first nine months of 2011, expenses grew only 2.7% as a result of the effects of the completion of the integration of Itaú and Unibanco and the dissemination of practices related to the efficiency project, which accounts for the strong performance in the control of our expenses.

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R) (*)

69.5
69.6
70.1
69.7
69.7
70.7
71.0
72.4
48.8
49.7
49.2
48.4
47.3
46.5
45.9
45.5
49.9
49.2
48.9
47.4
47.3
46.2
45.5
45.0
51.5
69.2
47.4
68.7
47.8
71.8
47.0
69.0
47.0
69.5
44.5
72.6
45.0
73.0
45.5
74.4
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Quarter E.R. (%)
E.R. Cumulative figure of the last 12 months (%)
E.R. Cumulative figure of the last 9 months (%)
Quarter R.A.E.R. (%)
R.A.E.R. Cumulative figure of the last 12 months (%)

(*) The criteria for calculating the ratios are detailed on page 24

In the third quarter of 2012, the efficiency ratio reached 45.5%, an increase of 50 basis points from the second quarter. In the last 12 months, the efficiency ratio reached 45.0%, a decrease of 240 basis points from the same period of the previous year. This was a result of the 8.2% increase in operating revenues in relation to an increase of 2.7% in non-interest expenses.

The risk-adjusted efficiency ratio for the third quarter of 2012 was 74.4%, an increase of 140 basis points from the second quarter of 2012, due to a growth in retained claims and to the same factors that impacted the efficiency ratio. In the last 12 months, the risk adjusted efficiency ratio reached 72.4%.

Unrealized Gains

R$ million

3,990
3,554
3,477
2,934
3,529
4,126
5,796
6,946
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12

Unrealized gains grew 19.9% from the previous quarter and totaled R$6,946 million at the end of the third quarter of 2012. The main effects arise from the higher market value of our securities portfolio. The balance of the unrealized gains from our available for sale portfolio reached R$2,431 million in September 2012.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 10

Executive Summary

Itaú

Balance Sheet | Assets

R$ million

	Sep 30,12	Jun 30,12	Sep 30,11	Variation Sep 30,12 - Jun 30,12	Variation Sep 30,12 - Sep 30,11
Current and Long-term Assets	**937,069**	**875,964**	**825,794**	**7.0%**	**13.5%**
Cash and Cash Equivalents	13,104	13,614	11,509	-3.7%	13.9%
Short-term Interbank Investments	163,342	119,934	99,519	36.2%	64.1%
Securities and Derivative Financial Instruments	234,556	214,369	185,584	9.4%	26.4%
Interbank and Interbranch Accounts	68,761	77,937	101,876	-11.8%	-32.5%
Loan, Lease and Other Loan Operations	359,810	356,789	335,279	0.8%	7.3%
(Allowance for Loan Losses)	(27,682)	(27,056)	(24,719)	2.3%	12.0%
Other Assets	125,177	120,377	116,746	4.0%	7.2%
Foreign Exchange Portfolio	40,950	36,584	40,274	11.9%	1.7%
Other	84,227	83,793	76,472	0.5%	10.1%
Permanent Assets	**23,147**	**12,845**	**11,200**	**80.2%**	**106.7%**
Investments	3,324	3,265	2,898	1.8%	14.7%
Fixed and Operating Lease Assets	5,330	5,277	4,921	1.0%	8.3%
Intangible Assets	4,424	4,210	3,286	5.1%	34.6%
Goodwill	10,069	93	95		
TOTAL ASSETS	**960,216**	**888,809**	**836,994**	**8.0%**	**14.7%**

On September 30, 2012, our total assets amounted to R$960.2 billion, corresponding to an increase of 8.0% when compared to the end of the previous quarter and of 14.7% in relation to the same period of the previous year. We highlight the growth of 36.2% in short-term interbank investments in this quarter, explained by the increase in the financed position, the 9.4% growth in securities and the 11.9% rise in the foreign exchange portfolio. These increases were partially offset by the drop of 11.8% in interbank and interbranch accounts, due to the decrease in reserve requirements from brazilian central bank.

In summary, the increase of R$71.4 billion in our assets in the third quarter was a result of increases of R$43.4 billion in short-term interbank investments, of R$20.2 billion in securities, of R$10.0 billion in goodwill (compensated by an equivalent value in securities) and of R$4.4 billion in the foreign exchange portfolio, which were partially offset by the decrease of R$9.2 billion in interbank and interbranch accounts.

Balance Sheet | Liabilities and Equity

R$ million

	Sep 30,12	Jun 30,12	Sep 30,11	Variation Sep 30,12 - Jun 30,12	Variation Sep 30,12 - Sep 30,11
Current and Long-term Liabilities	**879,304**	**810,535**	**766,385**	**8.5%**	**14.7%**
Deposits	231,919	234,975	220,675	-1.3%	5.1%
Demand Deposits	29,818	31,361	26,069	-4.9%	14.4%
Savings Deposits	77,414	73,056	63,334	6.0%	22.2%
Interbank Deposits	9,516	9,686	2,157	-1.8%	341.1%
Time Deposits	115,172	120,872	129,115	-4.7%	-10.8%
Deposits Received under Securities Repurchase Agreements	245,272	195,100	195,569	25.7%	25.4%
Fund from Acceptances and Issue of Securities	57,044	54,296	40,965	5.1%	39.2%
Interbank and Interbranch Accounts	8,360	8,100	8,624	3.2%	-3.1%
Borrowings and Onlendings	56,854	55,579	57,872	2.3%	-1.8%
Derivative Financial Instruments	9,125	9,215	11,211	-1.0%	-18.6%
Technical Provisions for Insurance, Pension Plans and Capitalization	87,281	82,553	70,170	5.7%	24.4%
Other Liabilities	183,449	170,717	161,299	7.5%	13.7%
Subordinated Debt	48,544	42,948	37,638	13.0%	29.0%
Foreign Exchange Portfolio	41,125	36,775	39,759	11.8%	3.4%
Other	93,780	90,994	83,903	3.1%	11.8%
Deferred Income	**813**	**821**	**862**	**-1.0%**	**-5.7%**
Minority Interest in Subsidiaries	**1,121**	**1,817**	**1,541**	**-38.3%**	**-27.3%**
Stockholders' Equity	**78,979**	**75,636**	**68,206**	**4.4%**	**15.8%**
TOTAL LIABILITIES AND EQUITY	**960,216**	**888,809**	**836,994**	**8.0%**	**14.7%**

Our stockholders' equity grew 4.4% in the third quarter of 2012 and reached R$78,979 million. Liabilities increased in the third quarter of this year due to the increase of 25.7% in deposits received under securities repurchase agreements, of 13.0% in subordinated debt and of 11.8% in the foreign exchange portfolio, which were partially offset by decreases of 1.3% in deposits and of 38.3% in minority interests in subsidiaries. Year-on-year, stockholders' equity showed a growth of 15.8%, deposits grew 5.1%, insurance, technical provisions for insurance, pension plan and capitalization increased 24.4% and the foreign exchange portfolio was up 3.4%.

In summary, the increase in liabilities and equity in the third quarter is a result of the increases of R$50.2 billion in deposits received under securities repurchase agreements, of R$5.6 billion in subordinated debt, and of R$4.3 billion in the foreign exchange portfolio which were partially offset by the decrease of R$3.1 billion in deposits and of R$0.7 billion in minority interests in subsidiaries.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 11

Executive Summary

Credit Portfolio with Endorsements and Sureties

The credit portfolio, including endorsements and sureties, amounted to R$417,603million on September 30, 2012, growing 1.0% quarter-on-quarter, and 9.3% from the same period of the previous year. If our vehicle portfolio is disregarded, the credit portfolio grew 1.9% in relation to the second quarter of 2012 and 12.8% from the same period of the previous year.

In the individuals segment, the highlights were the mortgage loan and payroll loan (part of personal loan) portfolios, which increased 6.0% and 2.5% in the quarter, respectively. In the 12-month period, these products increased 32.4% and 20.3%, respectively.

The companies segment grew 1.4% in the quarter and 10.3% in the 12-month period. The corporate portfolio increased 3.7% in the quarter and 16.4% in the last 12 months, whereas the very small, small and middle market companies portfolio decreased 2.4% in relation to the second quarter of 2012 and increased 1.1% in the last 12 months.

Our operations in Latin America continue to grow consistently. In the third quarter of 2012, this portfolio grew 10.2% and totaled R$27.454 million. Year-on-year, the growth reached 43.7%. Excluding the effect of the foreign exchange variation, the growth of this portfolio was 9.7% in relation to the second quarter of 2012 and 31.3% year on year.

The balance of endorsements and sureties totaled R$57,792 million on September 30, 2012, representing an increase of 2.1% in the quarter and 23.1% in the last 12 months, mainly due to the higher volume of transactions with large companies, which grew 1.6% from June 30, 2012 and 23.0% in relation to September 30, 2011.

R$ million

	Sep 30,12	Jun 30,12	Dec 31,11	Sep 30,11	Variation Sep/12 – Jun/12	Variation Sep/12 – Dec/11	Variation Sep/12 – Sep/11
Individuals – Brazil	**145,662**	**147,331**	**147,573**	**141,475**	**-1.1%**	**-1.3%**	**3.0%**
Credit Card	36,699	36,777	38,961	35,586	-0.2%	-5.8%	3.1%
Personal Loans	38,231	38,243	35,069	33,282	0.0%	9.0%	14.9%
Vehicles	54,046	56,575	60,093	60,008	-4.5%	-10.1%	-9.9%
Mortgage Loans (*)	16,687	15,736	13,450	12,599	6.0%	24.1%	32.4%
Companies – Brazil	**244,486**	**241,145**	**228,761**	**221,660**	**1.4%**	**6.9%**	**10.3%**
Corporate	155,038	149,487	138,384	133,181	3.7%	12.0%	16.4%
Very Small, Small and Middle Market (**)	89,448	91,658	90,378	88,479	-2.4%	-1.0%	1.1%
Argentina/Chile/Uruguay/Paraguay	**27,454**	**24,923**	**20,678**	**19,102**	**10.2%**	**32.8%**	**43.7%**
Total with Endorsements and Sureties	**417,603**	**413,399**	**397,012**	**382,236**	**1.0%**	**5.2%**	**9.3%**
Total with Endorsements and Sureties (ex-Vehicles)	**363,557**	**356,824**	**336,919**	**322,228**	**1.9%**	**7.9%**	**12.8%**
Total Retail – Brazil (***)	**235,111**	**238,989**	**237,950**	**229,954**	**-1.6%**	**-1.2%**	**2.2%**
Endorsements and Sureties	**57,792**	**56,611**	**51,530**	**46,957**	**2.1%**	**12.2%**	**23.1%**
Individuals	197	214	267	248	-7.9%	-26.1%	-20.5%
Corporate	51,967	51,170	46,630	42,264	1.6%	11.4%	23.0%
Very Small, Small and Middle Market	3,730	3,662	3,214	3,139	1.9%	16.0%	18.8%
Argentina/Chile/Uruguay/Paraguay	1,899	1,565	1,419	1,307	21.3%	33.8%	45.3%

(*) The table does not include co-obligation in mortgage loan assignments made in 4Q11 in the amount of R$421.5 million. (**) Includes Rural Loans to Individuals. (***) Includes Individuals and Very Small, Small and Middle Market companies. Note: the acquired payroll loans portfolio is considered a corporate risk. Mortgage and Rural Loans portfolios from the businesses segment are allocated according to the client's size. For more details, see page 27. If the effect of the foreign exchange variation on the corporate portfolio is disregarded, the growth of this portfolio would be 3.6% in 3Q12 and 13.5% in the last 12 months and in our total credit portfolio, the growth would be 0.9% in 3Q12 and 7.6% in the last 12 months.

Credit Portfolio – Currency Disclosure

R$ billion
Sep/12
79,3
338.3
417.6
Jun/12
75.5
337.9
413.4
Mar/12
66.0
334.5
400.5
Dec/11
64.2
332.8
397.0
Sep/11
61.4
320.9
382.2
Jun/11
48.3
311.8
360.1
Mar/11
46.3
298.6
344.9
Dec/10
43.1
290.3
333.4
Local Currency
Foreign Currency

On September 30, 2012, R$79.3 billion of our total credit assets were denominated in, or indexed to, foreign currencies and increased 5.1%. This portfolio growth reflects the 10.2% increase in our operations in Argentina, Chile, Paraguay and Uruguay.

NPL Ratio (overdue 90 days)

7.9% 8.1% 8.0% 7.4% 6.7% 6.3% 6.0% 5.8% 5.7% 5.8% 6.3% 6.6% 6.7% 7.3% 7.5%
4.4% 5.4% 5.9% 5.6% 4.8% 4.6% 4.2% 4.2% 4.2% 4.5% 4.7% 4.9% 5.1% 5.2% 5.1%
1.9% 3.1% 4.1% 4.0% 3.3% 3.2% 2.8% 2.9% 3.1% 3.5% 3.5% 3.5% 3.7% 3.5% 3.3%
Mar,09 Jun,09 Sep,09 Dec,09 Mar,10 Jun,10 Sep,10 Dec,10 Mar,11 Jun,11 Sep,11 Dec,11 Mar,12 Jun,12 Sep,12
Companies
Total
Individuals

The NPL ratio of credits more than 90 days overdue (NPL-90), presented a slight decrease and a downward trend, despite the post office and bank workers' strikes, and represented 5.1% of our credit portfolio at the end of the third quarter of 2012. This indicator increased 40 basis points in relation to September 2011.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 12

analysis of net income

Itaú Unibanco Holding S.A.

3rd quarter of 2012

Management Discussion & Analysis

Analysis of Net Income

Managerial Financial Margin

Our managerial financial margin totaled R$12,820 million in the third quarter of 2012. This amount represents a decrease of R$650 million (4.8% lower) in relation to the second quarter of 2012. With respect to the period from January to September 2012, the managerial financial margin grew 7.1% in relation to the same period of 2011.

The main drivers of these variations are presented below:

R$ million

	3rd Q/12	2nd Q/12	Jan - Sep/12	Jan - Sep/11	Variation 3rd Q/12 – 2nd Q/12		Variation Jan - Sep/12 – Jan - Sep/11	
Financial Margin with Clients	11,970	12,340	36,662	33,812	(370)	-3.0%	2,850	8.4%
Interest Rate-Sensitive	1,244	1,191	3,909	5,559	54	4.5%	(1,650)	-29.7%
Spread-Sensitive	10,726	11,149	32,754	28,253	(423)	-3.8%	4,501	15.9%
Financial Margin with Market	850	1,129	2,505	2,760	(280)	-24.8%	(256)	-9.3%
Total	12,820	13,469	39,167	36,572	(650)	-4.8%	2,594	7.1%

Financial Margin with Clients

The managerial financial margin with clients arises from the use of financial products by our clients, including both account and non-account holders.

In the third quarter of 2012, the financial margin with clients totaled R$11,970 million, corresponding to a decrease of 3.0% from the previous period, impacted by the reduction of the annualized Brazilian benchmark rate (SELIC), which was set at 7.5% at the end of the third quarter of 2012, and by the mix of credit origination that currently favors the growth of lower spread segments. For a better understanding of the financial margin with clients, we divided the operations into two different groups: financial margin of operations that are sensitive to interest rate variations, and financial margin of operations that are sensitive to spread variations.

Interest Rate-Sensitive Operations with Clients

The financial margin of operations that are sensitive to interest rates totaled R$1,244 million in the quarter, which corresponds to an increase of 4.5% from the previous quarter, due to an increase in the balance of operations in Brazilian *reais* that are subject to the SELIC rate and by a decrease in the balance of operations in U.S. dollars, which consist of investments in U.S. Treasury Bonds. These effects were partially offset by the decrease in the average SELIC rate for the period, which reduced our interest rate-sensitive financial margin by R$113 million from the previous quarter and by R$1,204 million in the period from January to September 2012 in relation to the same period of 2011.

The detailed evolution of these margins is shown on the next page of this report.

Annualized Rate of Interest Rate-Sensitive Operations

R$ million

	3rd Q/12	2nd Q/12	Variation 3rd Q/12 – 2nd Q/12	
Average Balance	70,295	67,842	2,453	3.6%
Financial Margin	1,244	1,191	54	4.5%
Annualized Rate	7.1%	7.0%		10 bps

10.3%
10.3%
11.0%
11.1%
9.0%
8.4%
7.0%
7.1%
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12

Spread-Sensitive Operations with Clients

The financial margin of spread-sensitive operations amounted to R$10,726 million in the period, corresponding to a decrease of 3.8%, or R$423 million, from the previous quarter. The credit spread dropped 60 basis points in the quarter, whereas the spread of the other interest-bearing net assets considered in this analysis was practically stable from the previous quarter. The combined spread of spread-sensitive operations decreased 40 basis points to 11.2% in the third quarter of 2012.

Annualized Rate of Spread-Sensitive Operations

R$ million

	3rd Q/12	2nd Q/12	Variation 3rd Q/12 – 2nd Q/12	
Average Balance	382,911	383,690	(779)	-0.2%
Financial Margin	10,726	11,149	(423)	-3.8%
Annualized Rate	11.2%	11.6%		-40 bps

12.7%
11.8%
11.7%
11.8%
11.3%
11.7%
11.6%
11.2%
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12

Managerial Financial Margin with Market

The financial margin with the market basically arises from treasury transactions that include asset and liability management (ALM) and proprietary portfolio management. In this quarter, the financial margin with the market totaled R$850 million, a reduction of R$280 million from the previous quarter. This variation was mainly due to the lower results from structural positions and to the positive impact of R$100 million in the previous quarter arising from the sale of 11 million shares of BM&FBovespa.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 14

Analysis of Net Income

Managerial Financial Margin with Clients

As a result of the changes described before, the Net Interest Margin – NIM, which is the annualized rate of the managerial financial margin with clients and does not take into consideration the financial margin with the market, reached 10.6% in the third quarter of 2012.

Taking into consideration the financial margin with clients after the expenses for provision for loan losses, net of the recovery of credits that had previously been written off as losses, the risk-adjusted NIM reached 6.3%.

R$ million

	3rd Q/12			2nd Q/12			Jan - Sep/12		
	Average Balance	Financial Margin	Average Rate (p.y.)	Average Balance	Financial Margin	Average Rate (p.y.)	Average Balance	Financial Margin	Average Rate (p.y.)
Demand Deposits + Floatings	40,991			40,688			40,027		
(-) Compulsory Deposits	(13,195)			(13,141)			(12,726)		
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	1,153			944			(2,695)		
Tax and Social Security obligations (-) Deposits in guarantee	16,362			15,079			15,650		
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury - Cash Equivalents Abroad)	51,270			43,532			46,970		
(-) Tax Credits	(31,657)			(30,337)			(30,292)		
Interest Rate-Sensitive Operations in Brazil	64,924	1,241	7.6%	56,765	1,184	8.3%	56,933	3,892	9.1%
Interest Rate-Sensitive Operations Abroad	5,371	3	0.3%	11,077	7	0.3%	9,036	17	0.3%
Interest Rate Sensitive Margin with Clients (A)	70,295	1,244	7.1%	67,842	1,191	7.0%	65,969	3,909	7.9%
	Average Balance	Financial Margin	Spread (p.y.)	Average Balance	Financial Margin	Spread (p.y.)	Average Balance	Financial Margin	Spread (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	48,212			52,294			55,257		
Interbank and Interbranch Accounts (**)	3,997			4,725			3,970		
Spread-Sensitive Margin with Clients – Other Assets	52,209	176	1.4%	57,019	179	1.3%	59,228	530	1.2%
Loans, Leasing and Other Credits	358,168			353,186			351,659		
(Allowance for Loan Losses)	(27,467)			(26,515)			(26,705)		
Spread-Sensitive Margin with Clients – Credit (B)	330,701	10,550	12.8%	326,671	10,971	13.4%	324,954	32,224	13.2%
Spread-Sensitive Margin with Clients (C)	382,911	10,726	11.2%	383,690	11,149	11.6%	384,182	32,754	11.4%
Net Interest Margin with Clients (D = A+C)	453,205	11,970	10.6%	451,532	12,340	10.9%	450,152	36,662	10.9%
Provision for Loan and Lease Losses (E)		(5,939)			(5,988)			(16,110)	
Recovery of Credits Written Off as Losses (F)		1,159			1,126			3,150	
Net Interest Margin with Credit after Provision for Credit Risk (G = B+E+F)	330,701	5,769	7.0%	326,671	6,108	7.5%	324,954	19,264	7.9%
Net Interest Margin after Provision for Credit Risk (H = D+E+F)	453,205	7,189	6.3%	451,532	7,478	6.6%	450,152	23,703	7.0%

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL Technical Provisions (-) Operations Sensitive to Variations in Interest Rate; (**) Net of compulsory deposits (Central Bank).
Note: In the third quarter of 2012, we acquired 44.4% of Redecard for R$ 10.5 billion, which affected the last day of September. For this reason and in order to avoid distortion in the average rate for the period, we considered this amount from the calculation of the average balance and working capital.

Net Interest Margin with Clients and Net Interest Margin of Credit before and after Provision for Credit Risk

13.8%
12.9%
12.8%
13.2%
13.0%
13.5%
13.4%
12.8%
12.2%
11.5%
11.6%
11.2%
12.0%
11.7%
11.0%
11.2%
10.9%
10.6%
10.3%
10.6%
10.7%
9.8%
8.3%
7.6%
7.0%
9.4%
8.3%
7.8%
8.3%
8.0%
7.4%
7.5%
9.3%
8.1%
7.6%
8.1%
7.4%
6.8%
6.6%
6.3%
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Credit NIM (gross spread)
NIM with clients
Risk adjusted credit NIM (net spread)
Risk adjusted NIM with clients (after provision for loan and lease losses and net of the recovery)
CDI

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 15

Analysis of Net Income

Complementary Aspects in Analysis of Financial Margin with Clients

Evolution of the Loan Portfolio Mix (excluding endorsements and sureties)

Our credit portfolio mix presented below highlights its major components and their share in the past quarters.

Loan Portfolio Mix – Companies – Brazil

The mix of our credit portfolio to companies at September 30, 2012 in relation to 2011 shows a reduction in the proportion of very small, small market middle market companies compared to the large companies.

51.5%
51.2%
50.0%
51.8%
51.3%
51.8%
52.8%
54.6%
48.5%
48.8%
50.0%
48.2%
48.7%
48.2%
47.2%
45.4%
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Very Small, Small and Middle Market
Corporate

Loan Portfolio Mix – Individuals – Brazil

The evolution of our credit portfolio mix for individuals in the same period shows the growth of the mortgage loan and payroll loan portfolios. The decreased share of the vehicle portfolio in our mix is a result of greater selectivity in loans originated since the second half of 2011, resulting in reduction of the nominal balance of this portfolio.

6.5%
7.2%
8.1%
8.9%
9.1%
9.9%
10.7%
11.5%
18.9%
20.7%
22.1%
23.4%
23.6%
25.2%
25.8%
26.1%
26.5%
25.5%
25.5%
25.2%
26.4%
24.8%
25.0%
25.2%
48.2%
46.6%
44.3%
42.5%
40.8%
40.1%
38.5%
37.2%
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Vehicles
Credit Card
Personal Loans and Payroll Loans
Mortgage Loans

The variation of Financial Margin with Clients

To demonstrate the effect of changes in the mix of product in our net interest margin, we isolated these effects from those resulting from volume growth, number of calendar days, the decrease in the SELIC rate and changes in spreads and client mix.

During the third quarter of 2012, primarily responsible for the decrease in net interest income was the change implemented in our mix of product, which is less risky generates lower net interest income, but it also results in lower provision for allowance loans.

12,340
46
136
(113)
(135)
(303)
11,970
2ndQ/12
Volume
Calendar Days
Selic
Spread and Client Mix
Product Mix
3rdQ/12

Loan Portfolio by Origination Period

The chart below shows the evolution of our credit portfolio, excluding sureties and endorsements, by origination period (vintages).

R$ million

335,279
356,789
359,810
10.6%
9.9%
31.7%
11.4%
36.4%
5.5%
4.8%
16.0%
5.0%
7.2%
9.0%
8.8%
10.9%
32.8%
4.1%
3.6%
14.1%
4.3%
6.3%
7.4%
7.5%
8.2%
11.9%
32.6%
Other
2009
2010
2011
(25.5%)
2012
(52.7%)
3rdQ11
2ndQ12
3rdQ12
3rd Q/12
2nd Q/12
1st Q/12
4th Q/11
3rd Q/11
2nd Q/11
1st Q/11
2010
2009
Other

In this quarter, we maintained the policy of applying greater selectivity in the origination of credit, particularly in the vehicle and personal loan segments, and we noted that the volume of originations remained practically unchanged. Additionally, given the profile of the terms of our different credit products, the composition of new contract vintages also showed a similar profile over the past periods. On September 30, 2012, 52.7% of the credit portfolio was composed of vintages from 2012, 25.5% from 2011, 14.1% from 2010, 3.6% from 2009 and 4.1% from previous years.

We see, therefore, that the operations originated until 2010, corresponding mostly to vehicle and mortgage loans that have longer average maturity terms, already represent a smaller portion of the portfolio. The credits granted as from the second half of 2011, which have a lower risk profile, already represent 67.6% of our credit portfolio, thus contributing to the reduction of the NIM and loan loss provisions.

Loan Portfolio by Maturity

We present below our performing credit portfolio, that is, composed of operations for which payments made by clients are not late according to the maturity schedule, including the concentration on operations longer than 365 days.

R$ million

TOTAL = R$327,919
51,154
28,788
18,841
36,793
49,620
142,723
0 - 30
31 - 60
61 - 90
91 - 180
181 - 365
Over 365 days
Overdue Loans

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 16

Analysis of Net Income

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plans and Capitalization

R$ million

	3rd Q/12	2nd Q/12	Jan - Sep/12	Jan - Sep/11	Variation 3rd Q/12 - 2nd Q/12		Variation Jan - Sep/12 - Jan - Sep/11	
Asset Management	785	741	2,233	1,946	44	6.0%	287	14.8%
Current Account Services	846	807	2,403	1,795	39	4.8%	608	33.9%
Credit Operations and Guarantees Provided	613	656	1,956	2,430	(43)	-6.5%	(474)	-19.5%
Collection Services	352	355	1,052	988	(3)	-1.0%	63	6.4%
Credit Cards	2,042	2,029	6,102	5,387	14	0.7%	715	13.3%
Data processing service fees from Orbitall	25	34	174	302	(9)	-27.6%	(128)	-42.4%
Other	395	491	1,370	1,414	(95)	-19.5%	(44)	-3.1%
Banking Service Fees and Income from Banking Charges	**5,034**	**5,078**	**15,115**	**13,960**	**(45)**	**-0.9%**	**1,155**	**8.3%**
Result from Insurance, Pension Plans and Capitalization (*)	661	710	2,122	1,896	(48)	-6.8%	226	11.9%
Total	**5,695**	**5,788**	**17,237**	**15,856**	**(93)**	**-1.6%**	**1,381**	**8.7%**

(*) Income from insurance, pension plan and capitalization operations (-) Expenses for claims (-) Selling expenses with insurance, pension plans and capitalization.

In the third quarter of 2012, banking service fees, including income from banking charges, amounted to R$5,034 million, a decrease of 0.9% in relation to the previous quarter. In the nine months ended September, these service fees showed a growth of 8.3% in relation to the same period of 2011. Additionally, if the revenues from the processing services rendered by Orbitall, which was sold in May 2012, were disregarded, service fees would have increased 9.4%.

Taking into consideration the result of insurance, pension plans and capitalization operations, banking service fees totaled R$5,695 million, down 1.6% from the previous quarter and up 8.7% from the same period of the previous year.

Asset Management

Asset management revenues totaled R$785 million in the third quarter of 2012, an increase of 6.0% from the second quarter of 2012 due to the higher number of working days in the period when compared to the previous quarter. In the nine months ended September, these revenues showed a growth of 14.8% in relation to the same period of 2011. The volume of assets under our management totaled R$432.3 billion in September 2012, showing an increase of 2.3% from the previous quarter and 10.6% from the same period of the previous year.

R$ million

363.8
381.8
379.4
390.8
403.9
423.2
422.6
432.3
647
636
638
671
662
707
741
785
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Asset Management Revenues
Assets Under Our Management (R$ billion)

Current Account Services

Revenues from current account services totaled R$846 million in the third quarter of the year, representing a 4.8% growth quarter-on- quarter, mainly influenced by the increase in revenues arising from service packages, including new products, such as packages that convert fees paid by clients into mobile phone credit.

Credit Operations and Guarantees Provided

Revenues from credit operations and guarantees provided totaled R$613 million in the third quarter, a decrease of 6.5% from the previous quarter. Since the first quarter of 2012, these revenues have been affected by the suspension of the collection of charges on contract amendments and the decrease in new vehicle financing and leasing transactions, in addition to the decrease in overdraft limits and advances to depositors.

R$ million

747
778
827
823
859
687
656
613
597
613
651
628
664
476
443
405
150
166
176
195
196
211
213
208
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Revenues from Guarantees Provided
Revenues from Credit Operations

Collection Services

Revenues from collection services reached R$352 million, showing a decrease of 1.0% from the second quarter of 2012, mainly influenced by lower revenues from utilities collection. In the nine months ended September, these revenues showed a growth of 6.4% in relation to the same period of 2011.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 17

Analysis of Net Income

Credit Cards

Credit card revenues amounted to R$2,042 million in the third quarter of 2012, an increase of 0.7% from the previous quarter. In the nine months ended September, these revenues showed a growth of 13.3% in relation to the same period of 2011. If the revenues from credit card processing services were disregarded due to the sale of Orbitall, credit card revenues would have increased 16.6%.

R$ million

1,645
1,691
1,804
1,891
2,110
2,031
2,029
2,042
901
817
887
921
1,020
923
961
994
744
875
917
970
1,090
1,108
1,068
1,049
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Acquiring Services
Other Credit Card Revenues

Acquiring Services

Acquiring service revenues, which include the revenues generated by Redecard and Hipercard, totaled R$994 million in the third quarter of 2012, showing an increase of 3.4% from the previous quarter, mainly influenced by the increase in the volume of transactions in the period. In the nine months ended September, these revenues showed a growth of 9.6% in relation to the same period of 2011.

Credit card revenues related to acquiring services increased 1.0% from the previous quarter as a result of the increase in the volume of transactions in the period. In the nine months ended September, these revenues showed a growth of 3.2% in relation to the same period of 2011.

Debit card revenues totaled R$168 million in the third quarter of 2012, an increase of 9.7% from the previous quarter, influenced by the increasing in the volume of transactions in the period. In the nine months ended September, these revenues showed a growth of 17.6% in relation to the same period of 2011.

Revenues from the rental of equipments, grew 4.7% from the previous quarter, totaling R$263 million, in line with the increase of installed equipments base. In the nine months ended September, these revenues showed a growth of 21.0% in relation to the same period of 2011.

Service Revenues from Acquiring

R$ million

901
817
887
921
1,020
923
961
994
135
124
134
145
172
154
153
168
202
200
204
218
242
239
251
263
565
492
549
558
606
531
557
562
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Credit Card
Rental of Equipment
Debit Card

Other

R$ million

	3rdQ/12	2ndQ/12	Variation
Foreign Exchange Services	28	25	3
Brokerage and Securities Placement	68	90	(22)
Custody Services and Management of Portfolio	61	55	6
Economic and Financial Advisory Services	62	125	(63)
Other Services	177	196	(19)
Total	**395**	**491**	**(95)**

Revenues from economic and financial advisory services dropped R$ 63 million, influenced by the lower volume of investment banking services, decreased revenues from brokerage and security placement services by R$22 million due to the lower volume of public offerings of shares in the period.

Result from Insurance, Pension Plans and Capitalization

The result from insurance, pension plan and capitalization operations totaled R$661 million in the third quarter of 2012, a decrease of 6.8% when compared to the second quarter of 2012. This decrease was mainly influenced by higher expenses for claims and selling expenses. In the nine months ended September, these revenues showed a growth of 11.9% in relation to the same period of 2011.

R$ million

60.7
63.6
66.7
70.2
73.8
77.8
82.5
87.2
456
577
637
681
819
750
710
661
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Result from Insurance, Pension Plans and Capitalization (*)
Technical Provisions from Insurance, Pension Plans and Capitalization (R$ billion)

(*) Income from insurance, pension plans and capitalization operations (-) Expenses for claims (-) Selling expenses with insurance, pension plans and capitalization.

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plans and Capitalization

In the third quarter of 2012, the proportion of total banking service fees and income from bank charges, plus the result from insurance, pension plans and capitalization operations, divided by operating revenues – which includes, in addition to these revenues, the managerial financial margin and other operating revenues – reached 29.2%. This ratio has fluctuated between 28.0% and 30% over the past few quarters, mainly due to the consistent performance of banking service fees and banking charges. The chart below presents the quarterly historical data of banking service fees, including the result from insurance, pension plans and capitalization operations and their relation with our operating revenues.

R$ million

4,950
5,045
5,309
5,502
5,906
5,754
5,788
5,695
27.6%
28.5%
29.3%
28.4%
30.1%
28.9%
28.6%
29.2%
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Banking Services Fees and Income from Banking Charges and Result from Insurance, Pension Plans and Capitalization
(Banking Services Fees and Income from Banking Charges and Result from Insurance, Pension Plans and Capitalization) /Operating Revenues

Management Discussion & Analysis Itaú Unibanco Holding S.A. 18

Analysis of Net Income

Results from Loan Losses

R$ million

	3rd Q/12	2nd Q/12	Jan-Sep/12	Jan-Sep/11	Variation 3rd Q/12 - 2nd Q/12		Variation Jan-Sep/12 - Jan-Sep/11	
Expenses for Provision for Loan and Lease Losses	(5,939)	(5,988)	(17,959)	(14,459)	49	-0.8%	(3,500)	24.2%
Income from Recovery of Loans Written Off as Losses	1,159	1,126	3,477	3,915	33	2.9%	(437)	-11.2%
Result from Loan and Lease Losses	**(4,781)**	**(4,862)**	**(14,482)**	**(10,544)**	**82**	**-1.7%**	**(3,938)**	**37.3%**

The result from loan and lease losses, net of recovery, was practically stable in relation to the previous quarter, with an increase of 1.7%, totaling R$4,781 million in the quarter. The expenses for provisions for loan losses decreased R$49 million in the quarter (0.8%) to R$5,939 million, and the income from the recovery of credits that had previously been written off as losses increased R$33 million (2.9%), to total R$1,159 million, despite the post office and bank workers' strikes. This provision level is mainly attributed to the high default levels of the vehicle portfolios and to the increase in the personal loan portfolio (mainly installment payment plans and overdraft accounts). In the renegotiations of credits that have already been written off as losses, we make provisions to cover 100% of the balance not received as cash, so as not to generate any result until a strong indication of the recovery of this credit is obtained.

Since the beginning of 2012, the discounts granted in the recovery of credits written off as losses are no longer deducted from the financial margin and started to be deducted from the income from the recovery of these credits. In the first nine months of 2011, these discounts amounted to R$434 million. If the effects of this change were disregarded, the income from the recovery of credits written off as losses for the first nine months of 2012 would have remained practically stable in comparison to the income for the first nine months of 2011.

Allowance for Loan Losses and Credit Portfolio

7.5%
7.3%
7.5%
7.4%
7.5%
7.5%
7.6%
7.7%
5.9%
5.7%
5.9%
5.9%
6.0%
6.0%
6.2%
6.3%
22,018
22,239
23,775
24,719
25,772
25,951
27,056
27,682
4,531
5,058
5,058
5,058
5,058
5,058
5,058
5,058
6,929
6,835
7,444
7,342
7,590
8,038
7,964
7,726
10,558
10,346
11,272
12,318
13,123
12,855
14,034
14,898
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Complementary portion of the provision — expected loss model (R$ million)
Risk Rating H Loan Portfolio (R$ million)
Allowance for loan losses specific + generic + complementary portion / Loan portfolio
Allowance for loan losses specific + generic / Loan portfolio

In September 2012, the balance of the credit portfolio without endorsements and sureties increased R$3,022 million (0.8%) in relation to June 2012, amounting to R$359,810 million, whereas the balance of the allowance for loan losses grew R$626 million (2.3%) to reach R$27,682 million.

The complementary allowance for loan losses, in addition to the minimum required by Resolution No. 2,682/99 of the National Monetary Council (CMN), stood at R$5,058 million, at the end of the third quarter of 2012.

Expenses for Provision for Loan Losses and Loan Portfolio

1.37%
1.46%
1.65%
1.52%
1.60%
1.74%
1.70%
1.66%
0.91%
1.06%
1.20%
1.12%
1.14%
1.40%
1.38%
1.33%
3,918
4,380
5,107
4,972
5,453
6,031
5,988
5,939
2,608
3,173
3,715
3,657
3,880
4,839
4,862
4,781
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Expenses for provision for loan losses (R$ million)
Result from Loan and Lease Losses (R$ million)
Expenses for provision for loan losses / Credit portfolio (*)
Result from Loan and Lease Losses/ Credit Portfolio (*)

(*) Average balance of the Loan Portfolio of the two previous quarters.

The ratio of expenses for provision for loan losses to the credit portfolio reached 1.66% in the third quarter of 2012, a 4 basis point decrease when compared to the prior quarter.

Non–Performing Loans

Delinquency ratios and Non Performing Loans

R$ million

	Sep 30,12	Jun 30,12	Sep 30,11
Non-performing Loans – 60 days (a)	22,201	22,424	18,850
Non-performing Loans – 90 days (b)	18,528	18,442	15,798
Credit Portfolio (c)	359,810	356,789	335,279
NPL Ratio [(a)/(c)] x 100 over 60 days	6.2%	6.3%	5.6%
NPL Ratio [(b)/(c)] x 100 over 90 days	5.1%	5.2%	4.7%
Coverage:			
Non-performing Loans – 60 days	125%	121%	131%
Non-performing Loans – 90 days	149%	147%	156%

(a) Loans overdue for more than 60 days and that do not accrue revenues.
(b) Loans overdue for more than 90 days.
(c) Endorsements and sureties not included

Overdue Loans

The overdue credit portfolio decreased 1.4% in the third quarter, whereas the balance of the allowance for loan and lease losses increased, as mentioned above, 2.3% in the same period.

R$ million

	Sep 30,12	Jun 30,12	Sep 30,11
Overdue Loans	31,891	32,359	27,943
Allowance for Loan and Lease Losses	(27,682)	(27,056)	(24,719)
Coverage	(4,209)	(5,303)	(3,224)

Note: overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 19

Analysis of Net Income

NPL Ratio | 90 days

7.9% 8.1% 8.0% 7.4% 6.7% 6.3% 6.0% 5.8% 5.7% 5.8% 6.3% 6.6% 6.7% 7.3% 7.5%
4.4% 5.4% 5.9% 5.6% 4.8% 4.6% 4.2% 4.2% 4.2% 4.5% 4.7% 4.9% 5.1% 5.2% 5.1%
1.9% 3.1% 4.1% 4.0% 3.3% 3.2% 2.8% 2.9% 3.1% 3.5% 3.5% 3.5% 3.7% 3.5% 3.3%
Mar,09 Jun,09 Sep,09 Dec,09 Mar,10 Jun,10 Sep,10 Dec,10 Mar,11 Jun,11 Sep,11 Dec,11 Mar,12 Jun,12 Sep,12
Companies
Total
Individuals

The NPL ratio of operations more than 90 days overdue presented a slight decrease and trend of decrease, despite the post office and bank workers' strikes, and represented 5.1% of our credit portfolio of the end of the third quarter of 2012. This indicator increased 40 basis points in relation to September 2011.

NPL Ratio | 15 to 90 days

10.2% 9.3% 8.6% 7.7% 8.1% 7.5% 6.7% 6.5% 7.5% 7.2% 7.2% 6.9% 7.9% 7.5% 7.2%
5.8% 5.9% 5.2% 4.7% 5.1% 4.5% 4.2% 3.9% 4.7% 4.5% 4.3% 4.4% 4.8% 4.5% 4.2%
2.5% 3.1% 2.3% 2.1% 2.5% 2.0% 2.2% 1.7% 2.4% 2.4% 2.1% 2.3% 2.3% 2.2% 1.8%
Mar,09 Jun,09 Sep,09 Dec,09 Mar,10 Jun,10 Sep,10 Dec,10 Mar,11 Jun,11 Sep,11 Dec,11 Mar,12 Jun,12 Sep,12
Companies
Total
Individuals

Short-term delinquency, measured based on the balance of operations overdue from 15 to 90 days, decreased by 30 basis points in the third quarter of 2012, despite the negative impacts arising from the post office and bank workers' strikes. The reduction was due to the decrease of 30 basis points for individuals and of 40 basis points for companies.

Coverage | 90 days

177% 173% 166% 156% 153% 148% 147% 149%
37% 39% 35% 32% 30% 29% 27% 27%
51% 42% 41% 37% 35% 33% 33% 34%
90% 91% 89% 87% 88% 86% 87% 88%
Dec, 10 Mar, 11 Jun, 11 Sep, 11 Dec, 11 Mar, 12 Jun, 12 Sep, 12
Specific Allowance Coverage
Generic Allowance Coverage
Complementary Allowance Coverage

Note: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue. Until September 2010 the coverage ratio considered an additional countercyclical allowance.

The 90-day coverage ratio reached 149% in September, impacted by the growth of 0.5% in the portfolio of credits overdue for more than 90 days followed by the growth of 2.3% in the balance of the allowance for loan losses, which reached R$27,682 million in September.

Noteworthy is that, in this quarter, the overdue credit portfolio decreased 1.4% and the portfolio of credits overdue for more than 60 days also decreased (1%), which confirm the good performance of the most recent credit origination periods.

Credit Portfolio Write-Offs

Write-offs from the credit portfolio totaled R$5,313 million in the third quarter of 2012, an increase of R$429 million and R$1,285 million from the prior period and the third quarter of 2011, respectively, are to the maturity of the higher risk portfolio originated in the past. The ratio of written-off operations to the average balance of the credit portfolio reached 1.5% in the third quarter 2012, an increase of 10 basis points when compared to the previous quarter.

R$ million

3,346 4,159 3,572 4,028 4,400 5,852 4,884 5,313
1.2% 1.4% 1.2% 1.2% 1.3% 1.7% 1.4% 1.5%
4th Q/10 1st Q/11 2nd Q/11 3rd Q/11 4th Q/11 1st Q/12 2nd Q/12 3rd Q/12
Write Off
Write Off / Credit Portfolio (1)

(1) Average balance of the two previous quarters.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 20

Analysis of Net Income

Non-interest Expenses

R$ million

	3rd Q/12	2nd Q/12	Jan - Sep/12	Jan - Sep/11	Variation 3rd Q/12 – 2nd Q/12		Variation Jan - Sep/12 – Jan - Sep/11	
Personnel Expenses	(3,456)	(3,438)	(10,287)	(10,048)	(18)	0.5%	(238)	2.4%
Administrative Expenses	(3,463)	(3,659)	(10,550)	(10,266)	197	-5.4%	(284)	2.8%
Operating Expenses	(1,128)	(1,181)	(3,543)	(3,495)	53	-4.5%	(48)	1.4%
Other Tax Expenses (*)	(101)	(133)	(333)	(249)	32	-23.8%	(85)	34.0%
Total	**(8,148)**	**(8,411)**	**(24,713)**	**(24,059)**	**263**	**-3.1%**	**(654)**	**2.7%**

(*) Does not include ISS, PIS and Cofins.

In the third quarter of 2012, non-interest expenses totaled R$8,148 million, a decrease of 3.1% in relation to the previous quarter. This variation was mainly due to the decrease of R$197 million in administrative expenses and of R$53 million in operating expenses.

Personnel Expenses

R$ million

	3rd Q/12	2nd Q/12	Variation
Compensation	(1,464)	(1,422)	(42)
Charges	(531)	(522)	(9)
Social Benefits	(270)	(335)	65
Training	(54)	(68)	14
Profit Sharing (*)	(680)	(645)	(35)
Employee Terminations and Labor Claims	(458)	(446)	(12)
Total	**(3,456)**	**(3,438)**	**(18)**

(*) Includes variable compensation and stock option plans

Personnel expenses totaled R$3,456 million in the third quarter, representing an increase of 0.5% from the previous period. The increase was mainly due to the Collective Bargaining Labor Agreement signed off in October that adjusted the levels of compensation, social benefits and charges, with a provision of R$145million for the corresponding impact in the quarter (7.5% adjustment). Despite this agreement, personnel expenses remained almost flat from the previous quarter.

The expenses with employee terminations and labor claims totaled R$ 1,277 million in the nine months ended September, 2012 (R$ 426 million by quarter, on average). Due to the restructurings implemented in 2012, expenses with employee terminations and labor claims were higher than the historical average calculated since the association between Itaú and Unibanco until the end of 2011, that represented R$192 million per quarter. As a consequence, in the nine months ended September, 2012, we had R$ 700 million in expenses in addition to our historical average calculated between 2009 and 2011.

Number of Employees

The number of employees went from 99,017 in June 2012 to 97,030 in September 2012, mainly due to the consequences of the completion of the integration of systemic platforms.

108,040
5,724
102,316
109,836
5,814
104,022
107,546
6,015
101,531
105,969
6,149
99,820
104,542
6,284
98,258
102,694
6,400
96,294
99,017
6,500
92,517
97,030
6,603
90,427
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
In Brazil
Abroad

Note: For companies under the control of Itaú Unibanco, 100% of the number of employees is considered. No employee is considered for companies that are not under Itaú Unibanco's control.

Administrative Expenses

R$ million

	3rd Q/12	2nd Q/12	Variation
Facilities	(531)	(588)	57
Depreciation and Amortization	(404)	(437)	33
Advertising, Promotions and Publications	(227)	(259)	32
Other	(114)	(134)	20
Materials	(82)	(101)	19
Financial System Services	(117)	(129)	12
Security	(122)	(130)	9
Data Processing and Telecommunications	(873)	(881)	9
Transportation	(121)	(125)	5
Travel	(49)	(51)	2
Third-Party Services	(824)	(823)	(1)
Total	**(3.463)**	**(3.659)**	**197**

Administrative expenses decreased 5.4% from the previous quarter, driven by a R$50 million decrease in expenses with asset maintenance and conservation and a R$33 million decrease in depreciation and amortization expenses, influenced by the higher expenses arising from the standardization of accounting practices for depreciation between companies of the conglomerate in the previous quarter. This variation was also influenced by the R$32 million decrease in expenses with advertising, promotions and publications, mainly due to the higher expenses with the institutional campaigns "Vamos Jogar Bola" ("Let's Play Soccer") and "Redução da Taxa de Juros" ("Decrease in Interest Rates") in the previous quarter.

Operating Expenses

R$ million

	3rd Q/12	2nd Q/12	Variation
Provision for contingencies	(311)	(300)	(11)
Selling - Credit Cards	(454)	(410)	(43)
Claims	(134)	(150)	16
Other	(230)	(321)	91
Total	**(1,128)**	**(1,181)**	**53**

In the third quarter, operating expenses decreased 4.5% from the previous quarter, mainly due to lower expenses with claims and other operating expenses.

Other Tax Expenses(*)

In the third quarter of 2012, other tax expenses decreased 23.8% in relation to the previous quarter. In the nine months ended September, these expenses increased mainly due to the effect of the increase in the levy of IOF on Foreign Exchange Operations and Exchange Rate Exposure this year.

(*) Does not include ISS, PIS and Cofins.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 21

Analysis of Net Income

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result of the provision for loan losses) and insurance and pension plans transactions (claims).

69.5
69.6
70.1
69.7
69.7
70.7
71.0
72.4
49.9
49.7
49.2
48.4
47.3
46.5
45.9
45.5
48.8
49.2
48.9
47.4
47.3
46.2
45.5
45.0
51.5
69.2
47.4
68.7
47.8
71.8
47.0
69.0
47.0
69.5
44.5
72.6
45.0
73.0
45.5
74.4
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Quarter E.R. (%)
Quarter R.A.E.R. (%)
E.R. Cumulative figure of the last 12 months (%)
R.A.E.R. Cumulative figure of the last 12 months (%)
E.R. Cumulative figure of the last 9 months (%)

Risk Ajusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Tax Expenses) +Insurance Selling Expenses + Result from Loan Losses + Retained Claims / (Managerial Financial Margin + Banking Service Fees and Banking Charges + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims and Insurance Selling Expenses + Other Operating Income + Equity in Earnings of Affiliates and Other Investments + Non-operating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio

In the third quarter, the efficiency ratio reached 45.5%, a 50 basis point increase from the second quarter of 2012. The variation was due to the decrease in operating revenues (3.7% from the previous quarter), mainly impacted by the decrease in the managerial financial margin (4.8% from the previous quarter), partially offset by the decrease in non-interest expenses (3.1% from the previous quarter).

In the nine months ended September, the efficiency ratio reached 45.0%, a decrease of 240 basis points from the same period of the previous year. This improvement was a result of the 8.2% increase in operating revenues compared to an increase of only 2.7% in non-interest expenses.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio for the third quarter of 2012 was 74.4%, an increase of 140 basis points from the second quarter of 2012, due to the increase in claims and to the same factors that impacted the efficiency ratio. In the 12-month period ended September 30, 2012, the risk-adjusted efficiency ratio reached 72.4%.

Usage of Operating Revenues

The chart below shows the portions of the operating revenues that are used to cover non-interest expenses, result from loan losses and expenses with claims.

Operating Revenues (*)
(-)
Efficiency Ratio
(-)
(+)
Loan Losses and Retained Claims Net of Recovery/ Operating Revenues (*)
=
Income before Tax and Profit Sharing/ Operating Revenues (*)
Risk Adjusted Efficiency Ratio
%
51.5
47.4
47.8
47.0
47.0
44.5
45.0
45.5
E.R.
R.A.E.R
3rd Q/2012
74.4%
Operating Revenues (*)
17.7
21.4
24.0
22.0
22.5
28.1
28.0
28.9
30.8
31.3
28.2
31.0
30.5
27.4
27.0
25.6
Income before Tax and Profit Sharing
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 22

Analysis of Net Income

Points of Service

At the end of the third quarter of 2012, our network comprised 5,016 branches and client service branches (CSB), including Brazil and abroad. The number of ATMs in the period totaled approximately 28 thousand, remaining practically unchanged in relation to the previous quarter.

Branches and Client Service Branches (CSB) | Brazil and Abroad

4,911
4,927
4,935
4,948
4,984
4,980
5,006
5,016
3,967
3,982
3,992
4,005
4,072
4,081
4,105
4,115
944
945
943
943
912
899
901
901
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Branches
Client Service Branches (CSB)

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.

Automated Teller Machines (ATMs) | Brazil and Abroad

29,301
29,536
29,543
29,230
28,769
27,994
27,789
27,817
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12

Note: (i) Includes Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.
(ii) Includes ESBs (electronic service branches) and service points in third-party establishments.
(iii) Does not include points of sale and ATMs of Banco 24h.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,023 million in the third quarter of 2012, a decrease of 2.5% from the previous quarter due to the decrease in operational revenues.

Income Tax and Social Contribution on Net Income

In the third quarter of 2012, Income Tax and Social Contribution on Net Income (CSLL) expense totaled R$1,125 million, a 16.4% decrease from the previous quarter.

The CSLL expense continues not to reflect the rate increase from 9% to 15% as the tax credits recorded are sufficient to offset this effect. Furthermore, a Direct Unconstitutionality Action filed by the National Confederation of the Financial System (CONSIF) in this regard is yet to be decided.

On September 30, 2012, the balance of the unrecorded remaining tax credit as a result of the CSLL rate increase totaled R$549 million.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 23

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Análise Gerencial da Operação Itaú Unibanco Holding S.A. 24 balance sheet, balance sheet by currency, risk management and ownership structure

Itaú Unibanco Holding S.A.

Itaú

3rd quarter of 2012
Management Discussion & Analysis

Balance Sheet

Assets

On September 30, 2012, total assets amounted to R$960.2 billion, an increase of 8.0% from the end of the previous quarter and of 14.7% from the same period of the previous year. The breakdown of our assets and the details on their main components are presented below:

Total Assets

R$ billion

751.4
779.6
793.7
837.0
851.3
896.8
888.8
960.2
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12

Assets Breakdown | September 30, 2012

34.6%
25.5%
24.4%
13.0%
2.4%
Cash, Cash Equivalents, Short-term Interbank Deposits and Interbank and Interbranch Accounts
Credit Portfolio Net of Provisions
Securities and Derivatives
Permanent
Other

Short-term Interbank Investments and Securities Portfolio

On September 30, 2012, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$397,899 million, corresponding to an increase of 19.0% in relation to the previous quarter. The mix of short-term interbank investments and securities portfolio changed during the quarter, mainly due to the increase of R$43,408 million in the short-term interbank investments.

R$ million

							Variation	
	Sep 30, 12	%	Jun 30, 12	%	Sep 30, 11	%	Sep/12 - Jun/12	Sep/12 - Sep/11
Short-term Interbank Investments	**163,342**	**41.1%**	**119,934**	**35.9%**	**99,519**	**34.9%**	**36.2%**	**64.1%**
Total Public Securities	**109,699**	**27.6%**	**96,545**	**28.9%**	**85,993**	**30.2%**	**13.6%**	**27.6%**
Government Securities – Domestic	101,822	25.6%	89,646	26.8%	79,608	27.9%	13.6%	27.9%
Government Securities – Foreign	7,877	2.0%	6,899	2.1%	6,385	2.2%	14.2%	23.4%
Chile	1,942	0.5%	2,238	0.7%	851	0.3%	-13.2%	128.2%
Korea	1,672	0.4%	1,672	0.5%	294	0.1%	0.0%	468.3%
Denmark	1,721	0.4%	1,446	0.4%	3,276	1.1%	19.1%	-47.5%
United States	828	0.2%	510	0.2%	289	0.1%	62.5%	186.3%
Uruguay	361	0.1%	329	0.1%	297	0.1%	9.5%	21.3%
Paraguay	287	0.1%	240	0.1%	490	0.2%	19.6%	-41.3%
Colombia	170	0.0%	143	0.0%	0	0.0%	0.0%	0.0%
Mexico	618	0.2%	140	0.0%	248	0.1%	340.4%	149.1%
Argentina	141	0.0%	104	0.0%	156	0.1%	35.5%	-9.6%
Spain	0	0.0%	0	0.0%	410	0.1%	0.0%	-100.0%
Other	137	0.0%	76	0.0%	74	0.0%	79.4%	85.3%
Corporate Securities	**43,956**	**11.0%**	**40,140**	**12.0%**	**31,641**	**11.1%**	**9.5%**	**38.9%**
PGBL/VGBL Fund Quotas	**69,857**	**17.6%**	**65,606**	**19.6%**	**54,090**	**19.0%**	**6.5%**	**29.1%**
Derivative Financial Instruments	**11,045**	**2.8%**	**12,079**	**3.6%**	**13,860**	**4.9%**	**-8.6%**	**-20.3%**
Total	**397,899**	**100.0%**	**334,303**	**100.0%**	**285,103**	**100.0%**	**19.0%**	**39.6%**

Evolution of Short-term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is shown below:

R$ million

272,921
8,307
46,051
30,993
13,928
87,283
86,359
282,799
10,841
48,554
31,033
6,509
86,234
99,628
279,178
10,423
51,124
31,409
7,401
80,377
98,445
285,103
13,860
54,090
31,641
6,385
79,608
99,519
303,962
9,546
57,734
31,761
5,120
83,719
116,082
346,015
9,623
61,638
34,838
7,031
88,487
144,399
334,303
12,079
65,606
40,140
6,899
89,646
119,934
397,899
11,045
69,857
43,956
7,877
101,822
163,342
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Derivative Financial Instruments
PGBL/VGBL Fund Quotas
Corporate Securities
Public Securities – Foreign
Public Securities – Domestic
Short-term Interbank Investments

Management Discussion & Analysis Itaú Unibanco Holding S.A. 26

Balance Sheet

Short-term Interbank Investments and Securities Portfolio by maturity [(*)]

Our securities and derivative financial instruments are presented below in accordance with their maturity period, allowing us to see our positions by maturity date.

R$ million

98,300
53,627
12,772
0 - 90
91 - 720
Over 720 days
Government Securities – Domestic
Government Securities – Foreign
Corporate Securities
Derivative Financial Instruments

[(*)] It does not consider the balance of the PGBL and VGBL plan securities portfolio.

Securities by Categories

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On September 30, 2012, the securities portfolio totaled R$223,511 million and trading securities accounted for 70.2% of it. The breakdown of the securities portfolio is presented in the chart below:

1.4%
28.4%
70.2%
Trading securities
Available-for-sale securities
Held-to-maturity securities

Credit Portfolio

Credit Portfolio by Product

In the table below, the credit portfolio is split into two groups: individuals and companies. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

R$ million

	Sep 30, 12	Jun 30, 12	Dec 31, 11	Sep 30, 11	Variation		
					Sep/12 – Jun/12	Sep/12 – Dec/11	Sep/12 – Sep/11
Individuals	**155,439**	**155,172**	**154,001**	**147,434**	**0.2%**	**0.9%**	**5.4%**
Vehicles	54,046	56,575	60,093	60,008	-4.5%	-10.1%	-9.9%
Credit Card	36,699	36,777	38,961	35,586	-0.2%	-5.8%	3.1%
Personal Loans	27,998	28,236	25,960	24,691	-0.8%	7.9%	13.4%
Own Payroll Loans	10,036	9,794	8,842	8,342	2.5%	13.5%	20.3%
Mortgage Loans (*)	16,687	15,736	13,450	12,599	6.0%	24.1%	32.4%
Rural Loans	267	278	287	275	-3.7%	-7.0%	-2.9%
Argentina/Chile/Uruguay/Paraguay	9,706	7,778	6,408	5,932	24.8%	51.5%	63.6%
Companies	**204,372**	**201,616**	**191,482**	**187,844**	**1.4%**	**6.7%**	**8.8%**
Working Capital (**)	105,011	105,532	101,196	98,836	-0.5%	3.8%	6.2%
BNDES/Onlending	39,242	38,737	38,023	38,694	1.3%	3.2%	1.4%
Export / Import Financing	22,253	20,998	18,318	17,337	6.0%	21.5%	28.4%
Vehicles	6,634	7,183	8,077	8,254	-7.6%	-17.9%	-19.6%
Acquired Payroll Loans	2,511	1,883	1,265	1,412	33.3%	98.6%	77.8%
Mortgage Loans	7,344	7,004	6,100	5,886	4.8%	20.4%	24.8%
Rural Loans	5,528	4,699	5,651	5,563	17.6%	-2.2%	-0.6%
Argentina/Chile/Uruguay/Paraguay	15,849	15,580	12,852	11,862	1.7%	23.3%	33.6%
Total without Endorsements and Sureties	**359,810**	**356,789**	**345,483**	**335,279**	**0.8%**	**4.1%**	**7.3%**
Endorsements and sureties	57,792	56,611	51,530	46,957	2.1%	12.2%	23.1%
Total with Endorsements and Sureties	**417,603**	**413,399**	**397,012**	**382,236**	**1.0%**	**5.2%**	**9.3%**
Private Securities (***)	20,030	19,339	15,220	15,538	3.6%	31.6%	28.9%
Adjusted Total Risk	**437,632**	**432,738**	**412,233**	**397,774**	**1.1%**	**6.2%**	**10.0%**

(*) Does not consider co-obligation in mortgage loan assignment in the amount of R$421.5 million. If it was considered, this portfolio would have reached R$17,108 million; (**) Also includes Revolving, Receivables, Hot Money, Leasing, and other; (***) Includes Debentures, CRI and Commercial Paper.

The portfolio of credit to individuals grew 0.2% from the end of the second quarter of 2012 to reach R$155,439 million on September 30, 2012. This growth is primarily attributable to the following increases: 6.0% in mortgage loans, amounting to R$16,687 million; 2.5% in own payroll loan portfolio, amounting to R$10,036 million and 24.8% in our operations in the Southern Cone, amounting to R$9,706 million. On the other hand, our vehicle portfolio dropped 4.5% to R$54,046 million.

The portfolio of credit to companies grew 1.4% in the quarter to R$204,372 million. The changes in this portfolio were driven by the increase in export/import financing of 6.0% to R$22,253 million, in mortgage loans of 4.8% to R$7,344 million, and in acquired payroll loans of 33.3% to R$2,511 million, which offset the decreases seen in the vehicle portfolio.

Taking into account our fixed income private securities portfolio and the balance of sureties and endorsements, the adjusted balance of our overall credit portfolio amounted to R$437,632 million, a growth of 1.1% from June 30, 2012.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 27

Balance Sheet

Credit Portfolio by Risk Level

On September 30, 2012, the share of credits rated "AA" to "C" in the total portfolio was 91.1%, an increase of 10 basis points from the previous quarter.

Evolution of Loan Portfolio by Risk Level

23.8%
36.3%
36.2%
40.3%
40.3%
40.1%
40.8%
42.2%
44.7%
41.3%
40.9%
37.6%
37.2%
35.4%
35.3%
34.0%
17.3%
8.2%
8.2%
8.2%
8.2%
9.4%
9.7%
9.8%
4.9%
4.7%
4.8%
4.5%
4.8%
5.5%
5.2%
5.1%
9.3%
9.5%
9.9%
9.4%
9.6%
9.6%
9.0%
8.9%
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
AA
A
B
C
D-H

Credit Portfolio by Business Sector (excluding endorsements and sureties)

The changes in the portfolio of credit to companies are listed below:

R$ million

Business Sector	Sep/12	Jun/12	Variation Sep/12 – Jun/12	
Sugar and alcohol	7,656	7,483	172	2.3%
Agribusiness and fertilizers	11,233	12,310	(1,077)	-8.7%
Food and beverage	9,980	9,554	426	4.5%
Banks and other financial institutions	4,352	4,934	(582)	-11.8%
Capital assets	7,201	7,060	141	2.0%
Pulp and paper	2,885	2,611	273	10.5%
Electronic and IT	5,058	4,607	450	9.8%
Energy and sewage	5,517	5,331	186	3.5%
Pharmaceuticals and cosmetics	3,908	3,989	(82)	-2.0%
Real estate agents	13,142	12,581	560	4.5%
Entertainment and tourism	3,356	3,430	(74)	-2.1%
Construction material	5,073	5,241	(168)	-3.2%
Steel and metallurgy	8,075	8,105	(30)	-0.4%
Mining	2,835	2,639	196	7.4%
Infrastructure work	4,812	4,746	66	1.4%
Oil and gas	2,963	2,918	45	1.5%
Petrochemical and chemical	5,889	5,972	(82)	-1.4%
Clothing and footwear	5,167	5,154	13	0.2%
Transportation	16,581	16,441	141	0.9%
Vehicles and autoparts	12,759	13,335	(576)	-4.3%
Sundry	65,930	63,173	2,757	4.4%
Total	**204,372**	**201,616**	**2,756**	**1.4%**

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are diversified in our credit portfolio. Around 20.8% of the credit risk was concentrated in the 100 largest debtors at the end of September 2012. The following shows the concentration of credit up to 100 largest debtors:

R$ million

Loan, lease and other credit operations	Sep/12 Risk	Sep/12 % of Total
Largest debtor	4,333	1.0
10 largest debtors	26,375	6.3
20 largest debtors	42,362	10.1
50 largest debtors	66,156	15.8
100 largest debtors	86,983	20.8

Operations under Renegotiation

Our portfolio of credits under renegotiation, including extended, modified and deferred repayments, amounted to R$19,524 million at the end of the third quarter, which represents 5.4% of the total credit portfolio. At the end of the third quarter of 2012, the ratio of the allowance for loan and lease losses to the renegotiated portfolio was 44.4% in the period, an increase of 290 basis points from the previous quarter. The following chart presents the changes in the past few quarters:

3.1%
3.2%
3.8%
3.9%
4.2%
4.7%
5.2%
5.4%
46.7%
40.7%
38.5%
42.2%
41.9%
41.1%
41.5%
44.4%
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Provision for Loan and Lease Losses / Reneg. Portfolio
Reneg. Portfolio / Total Credit Portfolio

The portfolio of operations under renegotiation, includes both renegotiated operations from the portfolio that had already been written off as losses and overdue and renegotiated operations, provided that at least one of their installments had been paid. At the time of the renegotiation of credits that had already been written off as losses, we recognize a provision for the total amount renegotiated, which is reversed only when there is a strong indication of the recovery of this credit, thus not generating an immediate result. Such result is accrued after payments are received on a regular basis for a few months.

The 90-day non-performing loans (NPL) in the renegotiated portfolio reached R$6,572 million and the coverage ratio of the corresponding allowance for loan losses was 132% on September 30, 2012, and the 90-day NPL ratio was 33.7%, an increase of 80 basis points from the second quarter of 2012.

Other and Permanent Assets

In the third quarter of 2012, "Other assets" increased 4.0% and reached R$125,177 million, which is equivalent to 13.0% of our total assets. This item basically comprises "foreign exchange portfolio" (see Note 9 to the financial statements), "tax credits", "taxes and contributions for offset" and "escrow deposits".

Our permanent assets, in the amount of R$23,147 million, are represented by "non-consolidated investments in Brazil and abroad", "fixed assets" and "deferred charges". This quarter, this category represented 2.4% of total assets and increased 80.2% in relation to the previous quarter, mainly due to the recognition of the goodwill amounting to R$9,979 million resulting from the acquisition of Redecard.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 28

Balance Sheet

Funding

R$ million

	Sep 30, 12	Jun 30, 12	Sep 30, 11	Variation Sep 30,12 - Jun 30,12	Variation Sep 30, 12 - Sep 30,11
Demand Deposits	29,818	31,361	26,069	-4.9%	14.4%
Savings Deposits	77,414	73,056	63,334	6.0%	22.2%
Time Deposits	115,172	120,872	129,115	-4.7%	-10.8%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	124,394	115,724	111,680	7.5%	11.4%
Funds from Bills (1)	39,823	38,757	25,501	2.8%	56.2%
(1) Total - Funding from Account Holders and Institutional Clients (*)	**386,620**	**379,770**	**355,698**	**1.8%**	**8.7%**
Onlending	34,860	34,694	36,073	0.5%	-3.4%
(2) Total – Funding from Clients	**421,480**	**414,464**	**391,772**	**1.7%**	**7.6%**
Assets Under Administration	432,291	422,623	390,811	2.3%	10.6%
Technical Provisions for Insurance, Pension Plans and Capitalization	87,281	82,553	70,170	5.7%	24.4%
(3) Total – Clients	**941,052**	**919,641**	**852,752**	**2.3%**	**10.4%**
Interbank deposits	9,516	9,686	2,157	-1.8%	341.1%
Funds from Acceptance and Issuance of Securities Abroad	14,604	12,973	14,350	12.6%	1.8%
Total Funds from Clients + Interbank Deposits	**965,172**	**942,300**	**869,260**	**2.4%**	**11.0%**
Repurchase Agreements (2)	123,495	81,941	85,004	50.7%	45.3%
Borrowings	21,994	20,885	21,799	5.3%	0.9%
Foreign Exchange Portfolio	41,125	36,775	39,759	11.8%	3.4%
Subordinated Debt	48,544	42,948	37,638	13.0%	29.0%
Collection and payment of Taxes and Contributions	4,517	4,238	4,636	6.6%	-2.6%
Free Assets (3)	56,952	64,608	58,547	-11.8%	-2.7%
Free Assets and Other	**296,627**	**251,395**	**247,382**	**18.0%**	**19.9%**
Total Funds (Free, Raised and Managed Assets)	**1,261,799**	**1,193,695**	**1,116,642**	**5.7%**	**13.0%**

(1) It Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes; (2) It does not include own debentures, classified as funding; (3) Stockholders' Equity + Minority Interests - Permanent Assets.
(*) In September 2012, funds from Institutional Clients totaled R$25,149 million, which corresponds to 6.5% of the total raised with Account Holders and Institutional Clients.

On September 30, 2012, total funds from clients, including interbank deposits, amounted to R$965,172 million, corresponding to an increase of R$22,872 million from the second quarter of 2012. The main drivers were increases of R$4,358 million in savings deposits, of R$8,670 million in debentures, of R$9,667 million in funds obtained through assets under administration, and of R$4,728 million in technical provisions for insurance, pension plan and capitalization, partially offset by the decreases of R$5,701 million in time deposits and of R$1,543 million in demand deposits.

The issuance of debentures made by leasing companies of the conglomerate after bought by the bank, are traded with the same features of a time deposit or other deposits, though come to be classified as borrowings from the open market. Therefore, these deposits are reclassified in the table above as deposits from account holders. In the third quarter of 2012, this type of funding totaled R$121,777 million, including institutional clients.

Total funds (free, raised and managed assets) amounted to approximately R$1.3 trillion on September 30, 2012, an increase of R$68,104 million when compared to June 2012, mainly driven by the increase in repurchase agreements and subordinated debt.

Year-on-year, we highlight the increase of R$95,912 million in funds obtained from clients together with interbank deposits and foreign borrowings through securities, mainly due to the increase in investment funds and managed portfolios, funds from notes and technical provisions for insurance, pension plan and capitalization. Total funds (free, raised and managed assets) grew R$145,157 million.

Funds from clients (1)

R$ billion
785.6
811.6
823.8
869.3
921.5
926.1
942.3
965.2
424.4
446.4
448.1
481.0
477.7
501.0
505.2
518.8
233.4
235.5
244.4
266.3
293.3
275.2
275.4
279.4
84.3
84.6
84.5
89.4
96.1
95.4
104.4
107.2
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Demand and Savings Deposits
Time Deposits + Debentures + Funds from Bills
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Capitalization
Total Funds from Clients

(1) It includes institutional clients in the proportion of each type of product invested by them.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 29

Balance Sheet

Ratio between Credit Portfolio and Funding

R$ million	Sep 30, 12	Jun 30, 12	Sep 30, 11	Variation Sep 30,12 - Jun 30,12	Variation Sep 30, 12 - Sep 30,11
Funding from Clients + Account Holders	421,480	414,464	391,772	1.7%	7.6%
Funds from Acceptance and Issuance of Securities Abroad	14,604	12,973	14,350	12.6%	1.8%
Borrowings	21,994	20,885	21,799	5.3%	0.9%
Other [1]	16,263	16,242	17,638	0.1%	-7.8%
Total (A)	**474,341**	**464,565**	**445,558**	**2.1%**	**6.5%**
(-) Reserve Required by BACEN	(76,951)	(86,936)	(100,476)	-11.5%	-23.4%
(-) Cash (Currency) [2]	(13,104)	(13,614)	(11,509)	-3.7%	13.9%
Total (B)	**384,287**	**364,014**	**333,573**	**5.6%**	**15.2%**
Loan Portfolio (C) [3]	**359,810**	**356,789**	**335,279**	**0.8%**	**7.3%**
C/A	**75.9%**	**76.8%**	**75.2%**	**-90 bps**	**60 bps**
C/B	**93.6%**	**98.0%**	**100.5%**	**-440 bps**	**-690 bps**

[1] These comprise installments of subordinated debts that are not included in the Tier II Referential Equity.
[2] It includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. [3] The credit portfolio balance does not include endorsements and sureties.

The ratio of credit portfolio to funding before the deduction of reserve requirements and cash and cash equivalents reached 75.9% in September, 2012, compared to 76.8% in June, 2012. If we deduct the reserve requirements and cash and cash equivalents, this ratio reached 93.6% in September 2012 versus 98.0% in June, 2012.

As of May 22, 2012, part of the funds that were previously intended for reserves in the Central Bank started to be used in vehicle and small commercial vehicle financing and leasing operations through September 14, 2012, when vehicle financing was replaced by motorcycle financing, due to the change in the criteria for the remuneration on compulsory deposits determined by Circular No. 3,569/11 and Circular No. 3,576/12 of the Central Bank of Brazil.

Additionally, on September 14, 2012, the rules for determining the compulsory deposits set forth by Circular No. 3,609/12 were changed with impacts as from the fourth quarter of 2012. The changes include the reduction of the compulsory deposit remunerated by the SELIC from 64% to 50% and the decrease in the additional rates of compulsory time deposits from 12% to 11% and of demand deposits from 6% to 0%.

Ratio between Loan Portfolio and Funding

R$ billion

101.1%
102.9%
104.1%
100.5%
95.5%
96.7%
98.0%
93.6%
75.5%
75.0%
76.6%
75.2%
71.9%
75.0%
76.8%
75.9%
391
400
414
446
481
458
465
474
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Funding
Compulsory Deposits and Cash
Loan Portfolio
Loan Portfolio / Funding (%)
Loan Portfolio / Gross Funding (*) (%)

(*) Gross funding, disregarding the deductions of compulsory deposits and cash and cash

External Funding [1]

The table below highlights the main issuances of Itaú Unibanco abroad in effect on September 30, 2012.

US$ million

Instrument	Issuer	Balance at Jun 30,12	Issuances	Amortization	Exchange Variation	Balance at Sep 30,12	Issue Date	Maturity Date	Coupon % p.y.
Fixed Rate Notes [2]	Itaú Chile	97				97	07/24/2007	07/24/2017	UF[6] + 3.79%
Fixed Rate Notes [3]	Itaú Chile	98				98	10/30/2007	10/30/2017	UF[6] + 3.44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	03/30/2015	Libor[7] + 1.25%
Floating Rate Notes [4]	IBBA International	70		(2)	1	69	12/22/2005	12/22/2015	Euribor[8] + 0.55%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	04/15/2010	04/15/2020	6.2%
Medium Term Notes [5]	Banco Itaú Holding Cayman	1,000				1,000	09/23/2010	01/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	247			(1)	246	11/23/2010	11/23/2015	10.5%
Medium Term Notes	Banco Itaú Holding Cayman	250				250	01/24/2011	01/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	500				500	06/15/2011	12/21/2021	6.2%
Medium Term Notes	Banco Itaú Holding Cayman	550				550	01/24/2012	12/21/2021	6.2%
Medium Term Notes	Banco Itaú Holding Cayman	1,250				1,250	03/19/2012	3/19/2022	5.65%
Medium Term Notes	Banco Itaú Holding Cayman	-	1,375			1,375	8/6/2012	8/6/2022	5.5%
Structured Notes		4,641	665	(95)		5,212			
Total		**10,096**	**2,040**	**(97)**	**(0)**	**12,040**			

(1) The balances refer to principal amounts; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP46.9 billion and CHP48.5 billion, respectively; (4) Amounts in US$ equivalent on the issuance dates to €55 million; (5) Amounts in US$ equivalent on the date to R$500 million, respectively; (6) Development Financial Unit; (7) 180-day Libor; (8) 90-day Euribor.

On September 30, 2012, funds obtained abroad totaled US$12,040 million, an increase of US$1,944 million from the previous quarter (presented in the "Funding" table in the previous section as Foreign Borrowings through Securities and Subordinated Debt).

Management Discussion & Analysis Itaú Unibanco Holding S.A. 30

Balance Sheet by Currency (*)

We adopt a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to prevent impacts on consolidated results from fluctuations in foreign exchange rate parities.

Brazilian tax legislation determines that gains and losses from exchange rate variations on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order not to expose net income to foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On September 30, 2012, the net foreign exchange position was a liability of US$5,923 million.

Assets | Sep30, 2012

R$ million

		Business in Brazil			
	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad
Cash and Cash Equivalents	13,104	7,744	5,273	2,471	6,532
Short - Term Interbank Deposits	163,342	157,927	155,187	2,741	8,155
Securities	234,556	201,194	200,997	198	65,733
Loan, Lease and Other Loan Operations	332,128	272,444	258,770	13,674	65,592
Loans	359,810	299,171	285,498	13,674	66,547
(Allowance for Loan Losses)	(27,682)	(26,728)	(26,728)	-	(955)
Other Assets	193,938	161,719	149,537	12,182	42,384
Foreign Exchange Portfolio	40,950	14,844	4,133	10,711	35,996
Other	152,988	146,875	145,404	1,471	6,388
Permanent Assets	23,147	41,679	22,337	19,342	810
Total Assets	960,216	842,708	792,100	50,608	189,207
Derivatives – Purchased Positions				59,785	
Total Assets After Adjustments (a)				110,392	

Liabilities and Equity | Sep30, 2012

R$ million

		Business in Brazil			
	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad
Deposits	231,919	173,037	172,771	267	63,271
Funds Received under Securities Repurchase Agreements	245,272	232,860	232,860	-	12,411
Funds from Acceptances and Issue of Securities	57,044	74,724	42,729	31,994	13,585
Borrowings and On Lendings	56,854	42,060	34,383	7,677	20,710
Interbank and Interbranch Accounts	8,360	8,183	6,263	1,921	177
Derivative Financial Instruments	9,125	6,318	6,318	-	3,423
Other Liabilities	183,449	138,252	127,798	10,454	55,366
Foreign Exchange Portfolio	41,125	15,008	4,965	10,042	36,007
Other	142,324	123,244	122,832	412	19,359
Technical Provisions of Insurance, Pension Plans and Capitalization	87,281	87,247	85,872	1,375	35
Deferred Income	813	725	482	244	88
Minority Interest in Subsidiaries	1,121	323	323	-	799
Stockholders' Equity of Parent Company	78,979	78,979	78,979	-	19,342
Capital Stock and Reserves	68,876	68,876	68,876	-	18,253
Net Income	10,102	10,102	10,102	-	1,088
Total Liabilities and Equity	960,216	842,708	788,777	53,931	189,207
Derivatives - Sold Positions				68,489	
Total Liabilities and Equity After Adjustments (b)				122,420	
Net Foreign Exchange Position Itaú Unibanco (c = a - b)				(12,028)	
Net Foreign Exchange Position Itaú Unibanco (c) in US$				(5,923)	

(*) It does not consider eliminations of operations between local and foreign business units.

Assets and liabilities denominated in foreign currencies

We present below the net foreign exchange position, a liability position at a higher volume than the balance of the hedged assets (overhedge), which, when considering the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the elimination of the exposure to foreign exchange variations.

R$ million

	Balance Sheet		Variation	
	sep/12	jun/12	sep 12 - jun 12	
Investments Abroad	19,342	17,862	1,480	8.3%
Net Foreign Exchange Position (Except Investments Abroad)	(31,370)	(29,111)	(2,259)	7.8%
Total	(12,028)	(11,249)	(779)	6.9%
Total in US$	(5,923)	(5,565)	(358)	6.4%

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 31

Risk Management

Corporate Principles of Risk Management

Itaú Unibanco regards risk management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to its stockholders.

The risk management processes permeate the entire institution and are in line with the guidelines of the Board of Directors and Senior Management, which, through Committees and Superior Commissions, determine the overall objectives, expressed as targets and limits for the risk management business units. The control units, in turn, support the Itaú Unibanco's management by means of monitoring processes and risk analysis.

For additional information on the risk management structure, please see the Investor relations website at www.itau-unibanco.com/ir >> Corporate Governance >> Risk Management Risk - Circular 3,477.

Credit Risk

Our credit risk management is aimed at creating value to stockholders based on the analysis of the risk-adjusted return and focused on maintaining the quality of the credit portfolio at levels that are appropriate to each market segment in which we operate.

The credit risk control is centralized, carried out by an independent executive area responsible for preparing institutional credit risk control regulations, evaluating credit policies and new products, establishing governance in model development, including its validation, calculating and monitoring the referential equity, calculating the parameters of the portfolio's risk and return, as well as its monitoring, and determining rules and monitoring the allowance for loan losses. Itaú Unibanco's centralized process for validating and approving credit policies and models ensures the timing of credit actions and the optimization of business opportunities.

Operational Risk

Our operational risk management structure is composed of operational risk management and control activities aimed at supporting the organization in decision-making processes, always in the search for the proper identification and evaluation of risks, the creation of value for stockholders, as well as the protection of the assets and image of Itaú Unibanco.

Liquidity Risk

The liquidity risk management is aimed at ensuring sufficient liquidity to withstand potential outflows of funds in times of market stress scenario, as well as the compatibility between funding and terms and liquidity of assets.

We have a structure that is dedicated to monitor, control and analyze liquidity risk using models for the projection of variables that impact cash flows and the level of local and foreign currency reserve.

The ratio of the credit portfolio to funding before deducting compulsory deposits and cash and cash equivalents reached 75.9% in September 2012 compared to 76.8% in June 2012.

Market Risk

Our risk management strategy is aimed at balancing corporate business goals, taking into account, among others, political, economic and market conditions; market risk portfolio of the institution and the expertise to operate in specific markets.

The market risk control is conducted by a group that is independent from the business areas and that is responsible for performing the daily activities of risk measurement, evaluation, analysis and reporting to people and areas responsible according to the governance defined and monitoring the necessary actions to readjust the position and/or level of risk. For this, Itaú Unibanco has a structured process of communication and information which provides information to Superior Committees and to ensure compliance with the requirements of Brazilian and foreign regulatory agencies.

VaR of Itaú Unibanco

The exposure to market risk of the portfolios of Itaú Unibanco and its foreign subsidiaries is presented in the table Global VaR by Risk Factor Group, which shows where the larger concentrations of market risk are. This quarter, we maintained our conservative management approach and diversified portfolio, keeping our policy of operating within lower limits in relation to our capital.

The observed reduction in values compared to the last quarter is due to a decrease in the market volatility and reductions in our positions.

VaR by Risk Factor

R$ million

		Sep 30, 12	Jun 30, 12
Itaú Unibanco	Interest rate	175.4	190.8
	Foreign exchange linked interest rate	12.1	24.8
	Foreign exchange	5.4	17.0
	Prices index linked interest rate	62.6	229.6
	Equities	26.3	17.7
Itaú Unibanco Foreign Units	Banco Itaú BBA International	1.4	1.6
	Banco Itaú Argentina	4.3	2.4
	Banco Itaú Chile	6.0	6.1
	Banco Itaú Uruguay	2.1	1.7
	Banco Itaú Paraguay	0.6	0.2
Diversification effect		**(78.4)**	**(90.3)**
Global VaR		**217.8**	**401.5**
Maximum VaR		**422.5**	**601.4**
Average VaR		**326.7**	**401.2**
Minimum VaR		**197.2**	**118.0**

Adjusted for tax effects. VaR refers to the maximum potential loss for a day, with a 99% confidence level. Volatilities and correlations are estimated based on a methodology that attributes more weight to the most recent information.

Evolution of Itaú Unibanco's Value at Risk

jun/10
sep/10
dec/10
mar/11
jun/11
sep/11
dec/11
mar/12
jun/12
sep/12
Global
Maximum
Average
Minimum

Capital Adequacy

Itaú Unibanco maintains adequate levels of Referential Equity in relation to the Required Referential Equity, which is the minimum regulatory capital required. We systematically compare this minimum capital with our internal estimates of economic capital required and we concluded that it is, in total, sufficient to cover the risks incurred, including those that are not directly covered by the Required Referential Equity.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 32

Capital Ratios (BIS)

Solvency Ratios | Economic-Financial Consolidated

R$ million

	Sep 30,12	Jun 30,12	Sep 30,11	Variation	
				Sep/12 - Jun/12	Sep/12 - Sep/11
Stockholder´s Equity of Parent Company	78,979	75,636	68,206	3,343	10,773
Referential Equity Tier I	77,282	75,267	68,340	2,015	8,942
Referential Equity Tier II	33,790	27,561	20,187	6,229	13,603
Total exposure weighted by risk	632,186	606,149	572,337	26,037	59,849
Ratios (%)					
BIS (Referential Equity / Total exposure weighted by risk)	17.5	16.9	15.5	60 bps	200 bps
Tier I	12.2	12.4	12.0	-20 bps	20 bps
Tier II	5.3	4.5	3.5	80 bps	180 bps

On September 30, 2012, the stockholders' equity of the parent company totaled R$78,979 million, an increase of R$3,343 million in relation to June 30, 2012.

The BIS ratio reached 17.5%, up 60 basis points from June 30, 2012, mainly due to the approval, by the Central Bank of Brazil, of subordinated debts amounting to R$6,264 million to compose Tier II of the Referential Equity. This ratio exceeds the minimum of 11% required by the Central Bank of Brazil and indicates an excess of R$41.2 billion of referential equity, allowing for the increase of up to R$374.8 billion in credit assets based on a 100% risk-weighting.

If we took into consideration the other issuances that are pending approval of the Central Bank of Brazil, amounting to R$2,421 million, our BIS ratio would have reached 17.9% (effect of 40 basis points).

The evolution of the BIS ratio and Referential Equity Tier I is presented below.

Solvency Ratios

15.5%
12.0%
16.9%
12.4%
17.5%
12.2%
Sep/11
Jun/12
Sep/12
BIS
Tier I

Note: The Basel ratio of the financial system consolidated (another criterion used by the Central Bank of Brazil) reached 17.4% on September 30, 2012. The difference between the Basel ratios of the financial conglomerate and the economic-financial consolidated (CONEF) arises from the inclusion of non-financial subsidiary companies of its economic-financial consolidated, the funds of which, when necessary, may be distributed to financial companies, through the payment of dividends/JCP (interest on own capital) or corporate reorganization.

Referential Equity | Economic-Financial Consolidated

R$ million

	Sep 30,12		Jun 30,12		Sep 30,11		Variation	
							Sep/12 – Jun/12	Sep/12 – Sep/11
Referential Equity Tier I	77,282	69.8%	75,267	73.4%	68,340	77.2%	2,015	8,942
Referential Equity Tier II (*)	33,484	30.2%	27,252	26.6%	20,162	22.8%	6,231	13,322
Referential Equity	**110,766**		**102,519**		**88,502**		**8,247**	**22,264**

(*) It takes into consideration the redeemable non-voting shares and the exclusion of credit instruments issued by financial institutions and adjustments to market value—securities and derivatives.

On September 30, 2012, our Referential Equity reached R$110,766 million, an increase of R$8,247 million when compared to June 30, 2012, mainly due to the approval, by the Central Bank of Brazil, for subordinated debts amounting to R$ 6,264 million to compose Tier II of the Referential Equity. When compared to the same period of the previous year, the Referential Equity increased R$22,264 million.

The ratio between Tier I and Referential Equity reached 69.8%, a drop of 360 basis points when compared to June 30, 2012 due to the increase of 22.9% in the Tier II Referential Equity in relation to the growth of 2.7% in the Tier I Referential Equity in the third quarter of 2012.

Subordinated Debt and Referential Equity Tier II | Sep 30, 2012

R$ million

	Maturities						
	< 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	> 5 years	Total
CDB	4,473	3,373	2,252	3,821	1,381	-	**15,301**
Financial Treasury Bills	-	-	-	2,206	7,448	7,987	**17,640**
Euronotes	-	-	-	-	-	12,039	**12,039**
Subordinated Debt	**4,473**	**3,373**	**2,252**	**6,027**	**8,829**	**20,026**	**44,980**
Subject to approval - Central Bank of Brazil (*) and Other	-	-	-	213	0	3,350	**3,564**
Subordinated Debt - Total	**4,473**	**3,373**	**2,252**	**6,241**	**8,829**	**23,376**	**48,544**

(*) Subordinated debt that does not make up the Tier II Referential Equity.

Subordinated Debt (part of Referential Equity Tier II)	**-**	**675**	**901**	**3,616**	**7,063**	**20,026**	**32,281**

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 33

Capital Ratios (BIS)

Exposure by Risk

R$ million

	Sep 30,12	Jun 30,12	Sep 30,11	Variation Sep/12 - Jun/12	Variation Sep/12 - Sep/11
Exposure weighted by credit risk (EPR)	**566,832**	**545,796**	**528,665**	**21,036**	**38,166**
Portion required for credit risk coverage (PEPR = 0.11x(EPR))	**62,351**	**60,038**	**58,153**	**2,314**	**4,198**
FPR at 20%	375	437	394	(62)	(19)
FPR at 35%	194	184	152	10	42
FPR at 50%	4,737	4,759	4,125	(21)	612
FPR at 75%	12,750	13,166	11,939	(416)	810
FPR at 100%	40,441	37,722	35,232	2,719	5,209
FPR at 150%	1,689	1,616	4,193	73	(2,504)
FPR at 300%	1,803	1,846	1,676	(44)	126
Derivatives – potential future gain	363	308	440	55	(77)
Portion required for operational risk coverage (POPR)	**4,356**	**4,394**	**3,851**	**(38)**	**505**
Portion required for market risk coverage	**2,832**	**2,244**	**952**	**588**	**1,880**
Operations subject to interest rate variation (PJUR)	2,489	2,064	827	425	1,662
Operations subject to commodity price variation (PCOM)	120	102	96	18	24
Operations subject to stock price variation (PACS)	224	79	30	145	194
Total exposure weighted by risk (Risk Weight Assets - RWA) [EPR + (1/0.11x(Operational Risk+Market Risk)]	**632,186**	**606,149**	**572,337**	**26,037**	**59,849**

The total exposure weighted by risk amounted to R$632,186 million on September 30, 2012. The growth of R$26,037 million in relation to June 30, 2012 is mainly due to the increase of R$ 2,314 million in the portion required for credit risk coverage, influenced by the increase in the volume of credit operations, repurchase agreements and goodwill. In addition to this change, the portion required for market risk coverage also grew R$588 million due to the increase of R$425 million in the capital required for operations that are subject to interest rate variations.

In accordance with the Circular Letters No. 3,383 and No. 3,476 of the Central Bank of Brazil, the portion required to cover operational risk is recalculated every six months. In September 2012, this portion reached R$4,356 million, a decrease of R$38 million from June 30, 2012.

Evolution of the Composition of the Risk Weighted Exposure

1.7%
5.4%
92.9%
1.8%
6.1%
92.1%
2.3%
6.0%
91.7%
1.5%
6.1%
92.4%
1.7%
6.2%
92.1%
3.2%
6.8%
90.0%
3.4%
6.6%
90.0%
4.1%
6.3%
89.7%
dec/10
mar/11
jun/11
sep/11
dec/11
mar/12
jun/12
sep/12
Credit Risk (PEPR)
Operational Risk (POPR)
Market Risk

Composition of the Portion to Cover Credit Risk (PEPR = 0.11x(EPR))

3rd Q/12
R$62.4 billion
5.9%
20.4%
50.2%
23.5%
2nd Q/12
R$60.0 billion
5.5%
21.9%
50.3%
22.3%
Securities
Retail
Non Retail
Other Exposure

ROA - Risk Adjusted

	3rd Q/12	2nd Q/12	3rd Q/11	3rd Q/12 – 2nd Q/12	3rd Q/12 – 3rd Q/11
ROA - Return on Assets (A)	1.5%	1.6%	1.9%	-10 bps	-40 bps
Return on Average Risk Weight Assets / Average Assets (B)	67.0%	66.7%	67.3%	30bps	-30 bps
ROA Risk Adjusted (A/B)	**2.2%**	**2.4%**	**2.9%**	**-20 bps**	**-70 bps**

In the third quarter of 2012, the annualized recurring return on average assets reached 1.5%.

The ratio between the exposure weighted by credit, operational and market risks and the average total assets reached 67.0% in the third quarter of 2012 compared to 66.7% in the previous period, an increase of 30 basis points.

As a consequence, the risk-adjusted ROA, which considers the return and total weighted assets that require capital allocation, was 2.2% in the third quarter of 2012, representing a decrease of 20 basis points from the second quarter of 2012.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 34

Ownership Structure

The management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Stock Option Plan, are set out in Note 16-f of the Complete Financial Statements.

The table below shows the number of shares of capital stock and treasury shares as of September 30, 2012, the average cost of the 53 million shares in Treasury was R$ 28.99 per share:

Number of Shares | Itaú Unibanco Holding S.A.

In thousands

	Common Shares	Non-Voting Shares	Total
Balance of Shares	2,289,286	2,281,650	4,570,936
Treasury Shares	2	52,690	52,692
Total Shares (-) Treasury	**2,289,284**	**2,228,960**	**4,518,244**

The organization chart below summarizes the current ownership structure on September 30, 2012:

Moreira Salles Family
Egydio Souza Aranha Family
Free Float*
100.00% Total
61.12% Common Shares
17.95% Non-voting Shares
34.57% Total
38.88% Common Shares
82.05% Non-voting Shares
65.43% Total
Cia. E. Johnston de Participações
Itaúsa
38.66% Common Shares
19.59% Total
50.00% Common Shares
66.53% Total
50.00% Common Shares
33.47% Total
IUPAR Itaú Unibanco Participações S.A.
Free Float*
9.40% Common Shares
99.37% Non-voting Shares
53.79% Total
51.00% Common Shares
25.84% Total
Itaú Unibanco Holding S.A.

(*) Excluding Controlling Stockholders and Treasury.

Average Daily Trading Volume (BM&FBovespa + NYSE)

CAGR05-Sep/12: 22.85%
CAGR05-Sep/12: 21.92%
CAGR05-Sep/12: 23.52%
R$ million
185
79
106
319
95
224
641
189
452
874
242
632
559
191
368
650
207
443
735
277
458
742
301
441
2005
2006
2007
2008
2009
2010
2011
Sep/12
NYSE (ADR)
BM&FBOVESPA (Non-voting + Common)

Non-voting Shares Mix | on September 30, 2012

Foreign Investors (BM&FBovespa) 24%
Brazilian Investors (BM&FBovespa) 37%
Foreign Investors in NYSE (ADR) 39%

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 35

Performance in the Stock Market

Performance in the Stock Market | 3rd Q/12

Our voting and non-voting shares were traded on all BM&FBOVESPA's sessions in 2012. Additionally, our non-voting shares are included in all stock exchange indexes where financial institution shares may be listed.

	(R$)	(R$)	(US$)
	Non-voting Shares ITUB4	Common Shares ITUB3	ADRs ITUB
Closing Price at 09/30/2012	**30.59**	**27.25**	**15.28**
Maximum price in quarter*	35.60	30.34	17.83
Average price in quarter	32.05	28.07	15.89
Minimum price in quarter**	27.55	24.59	13.44
Closing Price at 06/30/2012	**28.29**	**25.41**	**13.92**
Maximum price in the last 12 months	38.94	33.30	22.00
Average price in the last 12 months	32.54	28.19	17.37
Minimum price in the last 12 months	26.73	24.20	12.84
Closing Price at 09/30/2011	**29.05**	**25.50**	**15.52**
Change in the last 12 months	**5.3%**	**6.9%**	**1.5%**
Change in 3rd Q/12	**8.1%**	**7.2%**	**9.8%**
Average daily trading financial volume - last 12 months (million)	**290**	**6**	**238**
Average daily trading financial volume in 3rd Q/12 (million)	**297**	**6**	**206**

* prices on 09/14/12 for non-voting shares, common shares and ADRs.
** prices on 07/12/12 for non-voting shares, common shares and ADRs.

Market Capitalization (*) vs. Ibovespa Index

As of September 30, 2012, our market capitalization was R$138,394 million. When compared to the third quarter of 2002, our market capitalization grew the equivalent to 9.4 times, whereas the Ibovespa grew 7.2 times.

According to the information provided by Bloomberg, as of September 30, 2012, we were the 16th largest bank in the ranking of banks by world market capitalization.

CAGR 3rd Q/02-3rd Q/12: 21.86%
CAGR 3rd Q/03-3rd Q/12: 25.14%
14.7
41.2
54.5
80.8
115.3
140.5
107.9
175.1
179.6
152.8
138.4
8.2
22.2
26.2
33.4
44.4
63.9
37.5
68.6
69.3
56.7
59.2
3rdQ/02
2003
2004
2005
2006
2007
2008
2009
2010
2011
3rdQ/12
Bovespa Index (thousands points)
Market Capitalization (billion)

(*) Average price of non-voting shares (the most liquid) at the last trading day of the period x total shares outstanding.

Price/Earnings *

10.3
17.3
15.3
11.1
10.2
Dec/08
Dec/09
Dec/10
Dec/11
Sep/12

(*) Closing price at the period-ended/Earnings per share.

Price/Book Value *

2.4
3.4
2.7
2.1
1.8
Dec/08
Dec/09
Dec/10
Dec/11
Sep/12

(*) Closing price at the period-ended/Book Value per share.

Non–voting Shares (PN - ITUB4) Appreciation

The chart below shows the evolution of R$ 100 invested on September 30, 2002 through September 30, 2012, by comparing the values, with and without reinvestment of dividends, to the performance of the Ibovespa and the CDI (Interbank Deposit Certificate).

CAGR 25.70%
CAGR 21.66%
CAGR 21.24%
CAGR 14.01%
100
985
710
686
371
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Itaú Unibanco's non-voting shares WITH reinvestments of dividends
Itaú Unibanco's non-voting shares WITHOUT reinvestments of dividends
São Paulo Stock Exchange Index (Bovespa Index)
CDI

Management Discussion & Analysis Itaú Unibanco Holding S.A. 36

Market Relations

Continuing the Apimec 2012 meeting cycle around Brazil, until October 2012, we held 20 of the 22 meetings scheduled for the year, 10 of which in events of Expo Money, a financial education-oriented fair. To date, 4,245 people participated in our Apimec meetings.

We also participated in all 11 Expo Money fairs carried out in Brazil through October 2012. During these events, professionals from the Investor Relations area, Itaú Corretora, Kinea and experts in investment products were available to talk to stockholders, investors and other stakeholders.

On September 25, we held the São Paulo Apimec Meeting with 572 participants in person and 504 via the Internet.

Apimec meetings scheduled for the fourth quarter are as follows:

APIMEC Meetings | 4thQ 2012	
Rio de Janeiro*	Nov-07
Porto Alegre	Nov-28

* To be held at Expo Money fair.

Market Consensus

Main market analysts periodically issue their recommendations on shares subject to their analysis. These recommendations help a number of investors to select the best option in which to invest.

Based on information provided by Bloomberg and Thomson Analytics, on October 30, we reproduce in the table below the recommendations on Itaú Unibanco Holding's non-voting shares.

	Thomson	Bloomberg
Buy	10	15
Hold	4	6
Sell	2	2
Number of Analysts	16	23

Based on Bloomberg data, the average target price estimated is R$40.07. If we consider the closing price on October 11, there is a potential growth of 35.1% in the share price for the period. Thomson does not publish the target price indicated by the analysts.

Dow Jones Sustainability Index (DJSI)

We were chosen for the 13th consecutive time to compose the DJSI, the main corporate sustainability index in the world, in its 2012/2013 edition. We are the only Latin-American bank to make up the portfolio since it was created. The new portfolio comprises 340 companies of 30 countries, of which only 9 are Brazilian companies, including the related companies: Itaúsa, Duratex and Redecard. In this edition we reached the highest score (100%) of the banking industry in the categories "Human Capital Development", "Strategic Stakeholder Engagement" and "Anticrime and Fraud Policies/Actions", and overscored the average of this industry for all the assessment items.

Issuance of Subordinated Notes

Between January and September 2012, we issued tier II subordinated debt to increase our capital base. In the local market, a total of R$ 10.1 billion in subordinated financial notes were issued, and in the foreign market we issued US$550 million in January, US$1,250 million in March and US$1,375 million in July, totaling US$3.2 billion. This amount accounts for approximately 29% of the total dollar-denominated issuances abroad by Brazilian financial institutions in the capital markets, which indicated during this period the investors' appetite for Itaú Unibanco Holding issuances.

Dividends/Interest on Net Equity

Itaú Unibanco compensates its stockholders with monthly and supplementary payments of dividends and interest on net equity.

Itaú Unibanco paid, or provided for, until September 30, 2012, R$1,959 million in dividends and interest on net equity, net of taxes. This amount represents 25% of adjusted net income of the period, as established in the company's bylaws.

Ratings - Standard&Poor's

In July, the rating agency Standard & Poor's disclosed its revision of the ratings of Brazilian banks, and the ratings attributed to Itaú Unibanco Holding in terms of capacity of payment of short-term liabilities were upgraded for Foreign Currency (Short-term), from A-3 to A-2 and Local Currency (Short-term), from A-3 to A-2.

		International Scale				Domestic Scale	
		Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
Itaú Unibanco Holding	Fitch Ratings	Domestic Currency		Foreign Currency		Domestic Currency	
		A-	F1	BBB+	F2	AAA(bra)	F1+(bra)
	Standard & Poor's	Domestic Currency		Foreign Currency		Domestic Currency	
		BBB	A-2	BBB	A-2	brAAA	brA-1
	Moody's	Issuer - Domestic Currency		Issuer - Foreign Currency		Issuer - Domestic Currency	
		Baa1	P-2	Baa1	P-2	Aaa.br	BR-1
	Moody's (Itaú Unibanco and Itaú BBA)	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency	
		A3	P-2	Baa2	P-2	Aaa.br	BR-1

Management Discussion & Analysis Itaú Unibanco Holding S.A. 37

Investments in Technology

At the end of September, we announced investments of R$10.4 billion in technology, innovation and service between 2012 and 2015 as follows:

- R$2.7 billion in data processing systems;

- R$800 million in the acquisition of software;

- R$4.6 billion in system development; and

- R$2.3 billion in our new Data Center in Mogi Mirim (construction in progress), one of the largest technology centers in the world, with capacity to support the expansion of Itaú Unibanco operations over the next three decades. The first construction stage of the enterprise will be completed in 2014, and is expected to generate almost 700 direct jobs, in addition to significantly contributing to the development of the economy and commerce of the region and to the local workforce training.

The total of R$10.4 billion represents one of the largest private investments focused on the growth of the Brazilian economy, aimed at improving efficiency, service quality and client response time.

Facebook

On September 25, 2012, during the São Paulo Apimec Meeting, we launched the Investor Relations Fan Page in the Facebook.

Our Investor Relations area is the first among Brazilian banks to have its Fan Page in Facebook.

Follow our Fan Page with news, events, teleconferences and disclosure of results.

Visit: www.facebook.com/itauunibancori.

Awards

The awards and recognition granted to Itaú during the third quarter of 2012 are presented below:

- **Institutional Investor Magazine**: We won six out of eight awards: Best Investor Relations (Sell and Buy Sides); Best CEO (Sell and Buy Sides); Best CFO (Buy Side) and Best Investor Relations Professional (Buy Side).

- We ranked first among Latin-American financial institutions in the **Top 1000 World Banks 2012** (The Banker - Financial Times magazine);

- Recognized in the Banks category in the ***Anuário Época Negócios 360º*** (Yearbook of Época Negócios magazine) and ***As Melhores da Dinheiro 2012*** (The Best of Isto É Dinheiro magazine);

- We were ranked first in the list of the 50 largest Brazilian Banks in the asset category published by ***Melhores e Maiores da Exame 2012*** (The Best and Largest of Exame magazine);

- We are first since 2007 in the category Banks as **Top of Mind Internet** (Datafolha-UOL), a survey that recognizes professionals and brands that enhance online media.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 38

analysis of segments, products and services

Itaú Unibanco Holding S.A.

3rd quarter of 2012
Management Discussion & Analysis

(This page was left in blank intentionally)

Management Discussion & Analysis Itaú Unibanco Holding S.A. 40

Analysis of Segments

Pro Forma Adjustments

Adjustments made to the balance sheet and statement of income for the year are based on managerial information from the business units.

The Activities with the Market + Corporation column presents the result from excess of capital, excess of subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin on market transactions, costs of Treasury operations, equity in the earnings of companies that are not linked to any segment, as well as those adjustments relating to minority shareholdings in subsidiaries and our interest in Porto Seguro.

The financial statements were adjusted in order to replace the accounting stockholders' equity with funding at market prices. Subsequently, the financial statements were adjusted in order to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a *pro rata* basis, in accordance with the economic allocated capital.

Allocated Capital

Impacts related to capital allocation are considered in the *Pro Forma* financial statements by segment. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the *Pro Forma* financial statements by segment, which considers, in addition to allocated capital Tier I, the allocated capital Tier II (Subordinated Debt) and the effects of the calculation of expected credit losses, in addition to that required by the Brazilian Central Bank Circular No. 2,682/99 of the CMN.

Accordingly, the allocated capital considers the following components: credit risk (including expected loss), operational risk, market risk, and insurance underwriting risk.

Based on this measure of capital, we determined the Risk Adjusted Return on Capital (RAROC), which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks assumed.

Income Tax Rate

We consider the full income tax rate, net of the tax effect of the payment of interest on net equity, for the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market. The difference between the amount of income tax determined by segment and the amount of the effective income tax, as indicated in the consolidated financial statement, is allocated to the Activities with the Market + Corporation segment column.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 41

Analysis of Segments

The *pro forma* financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On September 30, 2012

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Assets					
Current and Long-Term Assets	**700,480**	**87,635**	**217,094**	**69,938**	**937,069**
Cash and Cash Equivalents	11,616	-	1,488	-	13,104
Short-term Interbank Investments	211,020	-	19,317	3,333	163,342
Short-term Interbank Deposits in the Market	169,670	-	(462)	3,333	163,342
Short-term Interbank Deposits in Intercompany (*)	41,350	-	19,779	-	-
Securities and Derivative Financial Instruments	181,081	-	73,139	25,295	234,556
Interbank and Interbranch Accounts	65,519	-	3,274	-	68,761
Loan, Lease and Other Credit Operations	163,516	86,357	106,166	3,772	359,810
(Allowance for Loan Losses)	(14,986)	(6,677)	(944)	(17)	(22,624)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	82,714	7,955	14,655	42,613	125,177
Foreign Exchange Portfolio	27,575	-	13,704	20,275	40,950
Others	55,139	7,955	950	22,338	84,227
Permanent Assets	**7,930**	**2,552**	**1,147**	**11,518**	**23,147**
Total Assets	**708,411**	**90,188**	**218,241**	**81,456**	**960,216**
Liabilities and Equity					
Current and Long-Term Liabilities	677,735	79,051	204,724	55,912	879,304
Deposits	195,926	26	70,076	13,890	231,919
Deposits from Clients	187,244	26	28,726	13,890	231,919
Intercompany deposits (*)	8,683	-	41,350	-	-
Deposits Received under Securities Repurchase Agreements	150,716	57,807	62,668	-	245,272
Securities Repurchase Agreements in the Market	139,620	57,807	50,255	-	245,272
Securities Repurchase Agreements - Intercompany (*)	11,096	-	12,412	-	-
Funds from Acceptances and Issue of Securities	87,888	-	7,713	-	57,044
Interbank and Interbranch Accounts	5,614	18	2,759	-	8,360
Borrowings and Onlendings	23,566	3,097	31,495	-	56,854
Derivative Financial Instruments	4,226	-	7,467	-	9,125
Other Liabilities	122,518	18,103	22,546	42,022	183,449
Foreign Exchange Portfolio	27,918	-	13,536	20,275	41,125
Subordinated Debt and Other	94,599	18,103	9,010	21,748	142,324
Technical Provisions for Insurance, Pension Plans and Capitalization	87,281	-	-	-	87,281
Deferred Income	**654**	**-**	**159**	**-**	**813**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**1,121**	**1,121**
Economic Allocated Capital - Tier I (**)	**30,021**	**11,136**	**13,358**	**24,422**	**78,979**
Total Liabilities and Equity	**708,411**	**90,188**	**218,241**	**81,456**	**960,216**

(*) The Intercompany operations were eliminated in the Consolidated.
(**) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 3rd Quarter of 2012

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**12,758**	**3,548**	**1,743**	**1,504**	**19,513**
Managerial Financial Margin	8,133	2,051	1,261	1,359	12,820
Banking Service Fees and Income from Banking Charges	3,041	1,476	504	53	5,034
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,485	(2)	12	2	1,497
Other Operating Income	96	8	(36)	-	52
Equity in earnings of affiliates and Other Investments	-	19	1	89	110
Non-operating Income	3	(2)	0	-	1
Loan and Retained Claims/ Losses net of Recovery	**(3,962)**	**(1,288)**	**(62)**	**(31)**	**(5,344)**
Expenses for Allowance for Loan Losses	(4,260)	(1,551)	(72)	(57)	(5,939)
Income from Recovery of Credits Written Off as Losses	861	263	9	25	1,159
Retained Claims	(563)	-	-	-	(563)
Operating Margin	**8,796**	**2,260**	**1,680**	**1,472**	**14,169**
Other Operating Income/(Expenses)	**(6,612)**	**(1,890)**	**(856)**	**(125)**	**(9,443)**
Non-interest Expenses	(5,663)	(1,645)	(754)	(126)	(8,148)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(677)	(245)	(102)	1	(1,023)
Selling Expenses From Insurance	(272)	-	-	-	(272)
Income before Tax and Profit Sharing	**2,184**	**370**	**824**	**1,348**	**4,726**
Income Tax and Social Contribution	**(700)**	**(70)**	**(255)**	**(101)**	**(1,125)**
Profit Sharing	**(22)**	**(1)**	**(19)**	**(1)**	**(43)**
Minority Interests in Subsidiaries	**-**	**-**	**-**	**(145)**	**(145)**
Recurring Net Income	**1,462**	**299**	**551**	**1,100**	**3,412**
(RAROC) – Return on Average Tier I Allocated Capital	**19.2%**	**10.9%**	**17.0%**	**19.3%**	**17.7%**
Efficiency Ratio (ER)	**49.1%**	**49.8%**	**46.0%**	**8.4%**	**45.5%**

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 42

Analysis of Segments

The *pro forma* financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

***Pro Forma* Balance Sheet by Segment | On June 30, 2012**

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Assets					
Current and Long-Term Assets	**643,972**	**90,749**	**206,729**	**63,773**	**875,964**
Cash and Cash Equivalents	11,951	-	1,663	-	13,614
Short-term Interbank Investments	167,015	-	23,724	3,911	119,934
Short-term Interbank Deposits in the Market	129,690	-	-	3,911	119,934
Short-term Interbank Deposits in Intercompany (*)	37,325	-	23,724	-	-
Securities and Derivative Financial Instruments	166,682	-	63,449	18,731	214,369
Interbank and Interbranch Accounts	73,316	-	4,685	-	77,937
Loan, Lease and Other Credit Operations	162,833	89,470	102,180	2,306	356,789
(Allowance for Loan Losses)	(14,330)	(6,672)	(987)	(9)	(21,998)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	76,504	7,951	12,013	43,893	120,377
Foreign Exchange Portfolio	23,877	-	10,906	19,725	36,584
Others	52,627	7,951	1,107	24,168	83,793
Permanent Assets	**7,764**	**1,710**	**1,030**	**2,341**	**12,845**
Total Assets	**651,736**	**92,459**	**207,759**	**66,114**	**888,809**
Liabilities and Equity					
Current and Long-Term Liabilities	620,172	81,554	195,036	43,060	810,535
Deposits	198,320	24	72,923	15,303	234,975
Deposits from Clients	186,293	24	35,598	15,303	234,975
Intercompany deposits (*)	12,027	-	37,325	-	-
Deposits Received under Securities Repurchase Agreements	118,476	57,936	53,077	(7,718)	195,100
Securities Repurchase Agreements in the Market	106,778	57,936	40,566	(7,718)	195,100
Securities Repurchase Agreements - Intercompany (*)	11,698	-	12,511	-	-
Funds from Acceptances and Issue of Securities	75,282	-	6,536	-	54,296
Interbank and Interbranch Accounts	5,043	21	3,101	-	8,100
Borrowings and Onlendings	23,446	3,371	30,124	-	55,579
Derivative Financial Instruments	4,461	-	7,887	-	9,215
Other Liabilities	112,591	20,201	21,388	35,474	170,717
Foreign Exchange Portfolio	24,219	-	10,756	19,725	36,775
Subordinated Debt and Other	88,372	20,201	10,633	15,749	133,942
Technical Provisions for Insurance, Pension Plans and Capitalization	82,553	-	-	-	82,553
Deferred Income	**674**	**-**	**147**	**-**	**821**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**1,817**	**1,817**
Economic Allocated Capital - Tier I (**)	**30,890**	**10,905**	**12,576**	**21,237**	**75,636**
Total Liabilities and Equity	**651,736**	**92,459**	**207,759**	**66,114**	**888,809**

(*) The Intercompany operations were eliminated in the Consolidated.
(**) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

***Pro Forma* Income Statement by Segment | 2nd Quarter of 2012**

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**13,024**	**3,605**	**1,930**	**1,721**	**20,268**
Managerial Financial Margin	8,382	2,146	1,395	1,537	13,469
Banking Service Fees and Income from Banking Charges	2,991	1,450	555	88	5,078
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,449	7	10	0	1,466
Other Operating Income	125	4	(30)	-	84
Equity in earnings of affiliates and Other Investments	56	-	0	95	151
Non-operating Income	22	(2)	(0)	-	19
Loan and Retained Claims/ Losses net of Recovery	**(3,888)**	**(1,356)**	**(212)**	**82**	**(5,374)**
Expenses for Allowance for Loan Losses	(4,235)	(1,545)	(221)	13	(5,988)
Income from Recovery of Credits Written Off as Losses	858	190	9	69	1,126
Retained Claims	(511)	-	-	-	(511)
Operating Margin	**9,136**	**2,249**	**1,718**	**1,803**	**14,895**
Other Operating Income/(Expenses)	**(6,860)**	**(1,901)**	**(811)**	**(138)**	**(9,705)**
Non-interest Expenses	(5,975)	(1,659)	(715)	(67)	(8,411)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(640)	(242)	(96)	(72)	(1,050)
Selling Expenses From Insurance	(245)	-	-	-	(245)
Income before Tax and Profit Sharing	**2,276**	**348**	**907**	**1,664**	**5,189**
Income Tax and Social Contribution	**(655)**	**(46)**	**(277)**	**(367)**	**(1,345)**
Profit Sharing	**(22)**	**(1)**	**(27)**	**(1)**	**(52)**
Minority Interests in Subsidiaries	**-**	**-**	**-**	**(214)**	**(207)**
Recurring Net Income	**1,599**	**301**	**604**	**1,082**	**3,585**
(RAROC) – Return on Average Tier I Allocated Capital	**20.3%**	**10.5%**	**20.7%**	**22.4%**	**19.4%**
Efficiency Ratio (ER)	**50.2%**	**49.3%**	**39.0%**	**4.0%**	**45.0%**

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 43

Analysis of Segments

Commercial Bank

The results from the Commercial Bank segment arise from the offer of banking products and services to a diversified client base, including individuals and companies. The segment includes retail clients, high income clients, high-net-worth clients (private banking) and very small, small and middle market companies.

In the third quarter of 2012, the segment's operating revenues decreased 2.0% from the previous quarter. The financial margin, which decreased 3.0%, was partially offset by the increases of 1.6% in banking service fees and income from banking charges and of 2.5% in the result of insurance, pension plan and capitalization operations. Loan and retained claim losses net of recovery increased 1.9% and non-interest expenses decreased 5.2%. These changes, among other things, generated a decrease of 8.5% in the recurring net income, of R$1,462 million, of the Commercial Bank segment when compared to the second quarter of 2012.

The credit portfolio totaled R$163,516 million at the end of the third quarter of 2012, increasing 15.7% as compared to the same period of the previous year. The Commercial Banking segment's return on allocated capital reached 19.2% a year and the efficiency ratio was 49.1%.

Some additional Commercial Bank Highlights:

Branch Network (*) | Individuals

Our service network covers the entire Brazilian territory and adopts a segmentation strategy that includes structures, products and services that are developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Our products are available through our branch network and the "30 Horas" electronic channels and include: current accounts, investments, credit cards, personal loans, insurance, mortgage, vehicle financing and other banking products.

In the first nine months of the year, we opened 63 branches and, at the end of the quarter, our branch network in Brazil comprised 4,719 points of service, including regular branches and Client Service Branches (CSB).

Retail Points of Service in Brazil (*)

4,651
4,664
4,671
4,680
4,701
4,694
4,714
4,719
3,738
3,751
3,759
3,768
3,820
3,826
3,844
3,848
913
913
912
912
881
868
870
871
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Client Service Branches (CSB)
Branches

(*) It does not include branches and CSBs abroad and Itaú BBA.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (**CSB**)

North
130
Northeast
349
MidWest
364
Southeast
3,117
South
759
Total Points of Service
4,719

(*) It does not include branches and CSBs abroad and Itaú BBA.

Credit Portfolio

At the end of the third quarter, the credit portfolio of the individuals segment totaled R$77,798 million, an increase of 4.0% from the previous quarter.

In the quarter ended September 30, 2012, the credit portfolio of the companies segment (excluding endorsements and sureties), comprised of very small, small and middle market companies with sales of up to R$150 million, decreased 2.6% from the second quarter of 2012 and increased 2.3% from September 2011 to reach R$85,719 million.

Consumer Credit

The results of the Consumer Credit segment arise from financial products and services offered to our non-account holder clients. In the third quarter of 2012, the segment recorded a recurring net income of R$299 million, remaining practically stable when compared to the previous period.

The segment's operating revenues decreased 1.6% from the previous quarter, mainly due to the 4.4% decrease in the financial margin, which was partially offset by the increase of 1.8% in banking service fees and income from banking charges. Loan and retained claim losses net of recovery decreased 5.0% due to the 38.6% increase in the recovery of credits written off as losses. Non interest expenses decreased 0.8% despite the impact of the salary adjustment that followed the Collective Bargaining Agreement.

The return on allocated capital was 10.9% a year, and the efficiency ratio reached 49.8% in the period. As of September 30, 2012, the credit portfolio totaled R$86,357 million.

Itaú BBA

The Itaú BBA segment is responsible for banking transactions with large companies and for investment banking services. We provide services to almost 2,500 of the largest Brazilian corporate groups, over 200 financial institutions and 700 institutional investors, offering a wide portfolio of banking products and services, from cash management to structured operations and operations in the Capital Market.

For the fifth consecutive year, Itaú BBA was chosen as the best Cash Management Bank in Brazil and is ranked among the top three Best Regional Cash Management Latam. This recognition was conferred by Euromoney, one of the most important

Management Discussion & Analysis Itaú Unibanco Holding S.A. 44

Analysis of Segments

publications concerning the financial market. To define the best banks in the segment, the magazine evaluates quality of service, technical support, knowledge of the area, commitment and innovation, according to the perception of client companies.

And for the third time, Itaú BBA was recognized as the most innovative investment bank in Latin America by the English magazine The Banker, of the Financial Times group.

The credit portfolio (with endorsements and sureties), in Brazil, increased 3.7% from the second quarter of 2012 and 16.4% when compared to the same period of the previous year, reaching R$155.0 billion. This year-on-year increase is basically due to Itaú BBA's commercial effort to strengthen customer relationships, in particular (i) foreign trade financing, which grew 24.0% (if we exclude the effect of foreign exchange variation, the increase would be 13.3%), and (ii) sureties and endorsements portfolio, which increased 23.0%.

We continue to distinguish ourselves for the excellent level of quality of the credit portfolio, in which 96.9% of the credits were attributed "AA", "A" and "B" risk ratings in accordance with the criteria set forth in the Brazilian Monetary Council Resolution No. 2,682.

The financial margin totaled R$1,261 million in the third quarter, a 9.6% decrease when compared to the previous quarter. Banking service fees and income from banking charges added up to R$504 million, a 9.2% decrease when compared to the previous quarter.

Itaú BBA's net income totaled R$551 million in the third quarter of 2012, an 8.7% decrease when compared to the previous quarter. The return on allocated capital reached 17.0% per year.

In investment banking, we highlight:

Domestic Fixed Income Offerings: 1st place in ANBIMA distribution ranking, for the participation in debenture, promissory note and securitization transactions, which totaled R$12.6 billion, corresponding to a 28.8% market share;

International Fixed Income Offerings: 1st place in the BondRadar ranking, for Issues of Brazilian Companies of September 2012.

Mergers and Acquisitions: We provided financial advisory services for 50 transactions, closing the third quarter of 2012 at the top of the Thomson Reuters ranking in volume of operations, which totaled US$14.9 billion.

In the corporate banking area, we highlight the following Itaú BBA's operations:

Derivatives: Itaú BBA maintained its leading position in CETIP (Clearing House for the Custody and Financial Settlement of Securities) in over-the-counter derivative operations with companies. We focused on operations that hedge our clients' exposures to foreign currencies, interest rates and commodities with clients. The volume of operations contracted between January and September 2012 was 6.2% higher than in the same period of the previous year.

Project Finance: At the end of the third quarter of 2012, the bank had 60 projects involving structuring and/or advisory in the period between January and September 2012. The total investments involved in these projects in several industries, such as oil and gas, energy, industrial, mining, logistics and sewage, exceeded R$75 billion.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 45

Products and Services

The results of each product and each service are classified in the segments according to the characteristics of the operations. Accordingly, some of the products and services listed below may be included in more than one segment.

Mortgage Loans

At the end of the third quarter of 2012, the mortgage loans portfolio, including securitized loans, amounted to R$24,452 million, with a growth of 5.4% and 32.3%, in the quarter, when compared to the previous quarter and to September 2011, respectively.

The individuals portfolio, totaling R$17,108 million at the end of the third quarter, increased 5.6% when compared to the previous quarter and 35.8% in relation to the same period of the previous year, thus keeping the pace of expansion that has characterized the real estate market in the past quarters. At the end of September 2012, the companies' portfolio totaled R$7,344 million.

In the third quarter of 2012, the volume of new mortgage loan financing contracts for individuals was R$1,712 million, whereas financing to companies added up to R$1,546 million, totaling R$3,257.

Volume of Originations

R$ million

	3rdQ/12	2ndQ/12	3rdQ/11
Individuals	1,712	1,891	2,210
Companies	1,546	1,420	2,641
Total	**3,257**	**3,311**	**4,851**

Payroll Loans

A Payroll loan is a credit with fixed installments directly discounted from the client payroll.

Through the association with Banco BMG S.A., established on July 9, 2012, we aim at achieving a leading position in the offer, distribution and sale of payroll loans in Brazil, in line with our strategy of expanding our activities in segments of historically lower spreads and losses. The association was structured as a new business, for which Itaú Unibanco holds 70% of the capital stock and will contribute with its economic-financial capacity, administrative experience and controls. BMG holds the remaining 30% and will contribute with its commercial and operational capacity and its technological platform. More significant results from the association may be seen as from the first quarter of 2013.

Evolution of the Payroll Loan Evolution

R$ million

+7.4%
8,402
8,679
9,124
9,150
10,107
11,054
11,677
12,547
2,018
1,769
1,591
1,412
1,265
1,732
1,883
2,511
6,384
6,910
7,532
7,738
8,842
9,323
9,794
10,036
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Own Payroll Loans
Acquired Payroll Loans

Loans to retirees and pensioners of the INSS presented the highest growth in the payroll loan portfolio, which reached R$12,547 million in September 2012, a 7.4% increase from June 2012. Year-on-year, the payroll loan portfolio increased 37.1% (R$3,397 million). Excluding the portfolio of acquired loans, the volume of the portfolio of own payroll loans reached R$10,036 million, an increase of 2.5% in the quarter and 29.7% in relation to the same period of the previous year.

Vehicle Financing

The vehicle financing portfolio to individuals amounted to R$54,046 million at the end of the third quarter of 2012. New vehicle financing and leasing transactions totaled R$5,019 million, a decrease of 35.4% from the third quarter of 2011. Considering the vehicle portfolio, our market share was 28.6% at the end of August 2012.

Market, Default Levels and Selectivity

According to Fenabrave (National Automotive Vehicle Distribution Federation) data, the market of new vehicles was practically stable, showing a slight increase of 0.7% from the same quarter of 2011. The performance of the vehicle financing and leasing transaction market decreased 13.3% in relation to the third quarter of 2011, totaling R$26,163 million of new financing contracts. The drop in the volume of vehicle financing is due to the increase in default levels in the industry related to the vintages contracted in the second half of 2010 and first half of 2011, which led to higher down payments and reduced terms in credits granted.

Average Term and Down Payments (Itaú Unibanco)

50
53
50
48
47
44
42
28
24
28
31
32
33
37
2009
2010
1stH/11
2ndH/11
1stQ/12
2ndQ/12
3rdQ/12
Average Down Payment (%)
Term (months)

The NPL over 90 days of Itaú Unibanco, measured by vintages four months after the origination, reached its peak, 1.56%, in April 2011. The negative performance led to stricter selectivity in origination from the second half of 2011, affecting the approval rates of new financing contracts and risk profile of clients. The new criteria for origination led to a decrease in the default levels in the most recent vintages. The chart below shows that, in June 2012, based on vintages originated in February 2012, ten months after the peak of default rate levels, the NPL over 90 days of our portfolio decreased 117 basis points, reaching 0.39%, while the default rate of this market, not including Itaú Unibanco itself, reached 0.61%.

NPL over 90 (%) | 4 months after vehicle financing grant

Itaú Unibanco
Market excluding Itaú Unibanco
financing grant month

Source: data from Fenabrave (automotive vehicles distribution national federation) and Brazilian Central Bank.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 46

Products and Services

Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to more than 58.2 million current and non-current account holders (in number of accounts). In the third quarter of 2012, the volume of transactions amounted to R$56,333 million, an increase of 12.0% from the same period of the previous year.

Credit Cards

We are a leading player in the Brazilian credit card market. Through Itaucard, Hipercard, joint ventures and commercial agreements with major retailers in the Brazilian market, we have reached 33.9 million client accounts, including both current and non-current account holders.

This quarter, we continued to reduce the number of partnerships to concentrate on business of larger scale, in line with the efficiency gain target strategy. At the same time, we kept the more conservative financing policy in order to maintain the credit quality of our card portfolio. In the third quarter of 2012, the volume of credit card transactions amounted to R$43,417 million, which corresponds to an increase of 11.4% from the same period of the previous year.

39.6
38.7
38.0
35.6
34.3
33.1
34.7
33.9
37,353
34,127
37,374
38,979
43,706
39,006
42,743
43,417
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Credit Card Transaction Volume (R$ million)
Card Accounts - do not include additional cards (in millions)

Note: Personal Loan and Consumer Credit products aren't taken into consideration; For demonstration purposes, the volumes and results presented here include the portion corresponding to current account holders, although these clients are reported in the Pro Forma in the Commercial Bank column.

Debit Cards

In the debit card segment, which includes only current account holders, we have 24.3 million accounts. The volume of debit card transactions amounted to R$12,916 million in the third quarter of 2012, an increase of 14.2% from the same period of 2011.

R$ million
21.1
21.8
22.2
22.8
23.5
23.9
24.2
24.3
10,901
9,785
10,434
11,305
13,857
12,138
12,130
12,916
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Debit Card Transaction Volume (R$ million)
Card Accounts - do not include additional cards (in millions)

Note: Data for September, 2012 are preliminary, calculated based on results obtained to date prior to the closing of the period.

Acquiring

Our acquiring business comprises the process of capture of transactions through the affiliation, management and relationship with commercial establishments through the companies Hipercard and Redecard.

This quarter, the transaction volume totaled R$68.5 billion, an increase of 6.2% from the second quarter of 2012 and of 7.1% from the same period of the previous year.

Credit Card Transactions

In the third quarter of 2012, the volume of credit card transactions was R$45.1 billion, representing 65.9% of the total volume of transactions generated by the acquiring services, an increase of 3.6% from the second quarter of 2012 and of 2.6% from the same period of the previous year.

In relation to the second quarter of 2012, service revenues from credit cards grew R$5.8 million, or 1.0%, due to the increase in the amount of transactions, as mentioned above.

564.6
492.0
548.8
557.8
605.6
530.7
556.6
562.4
43,711
39,114
42,966
44,000
46,847
41,754
43,575
45,147
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Credit Card Transaction Volume (R$ million)
Credit Card Service Revenues (R$ million)

Debit Card Transactions

In the third quarter of 2012, the volume of debit card transactions was R$23.3 billion, representing 34.1% of the total transaction volume, an increase of 11.6% from the second quarter of 2012 and of 16.9% from the same period of the previous year.

In relation to the second quarter of 2012, service revenues from debit card grew R$14.9 million, or 9.7%, due to the increase in the financial volume, as mentioned above.

134.9
124.2
134.4
145.3
172.5
153.7
153.2
168.1
19,331
17,504
18,201
19,959
23,544
20,854
20,916
23,337
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
Debit Card Transaction Volume (R$ million)
Debit Card Service Revenues (R$ million)

Equipment Base*

At the end of the third quarter of 2012, our base of active installed equipments reached 1,332 thousand units, showing a growth of 4.9% from the previous quarter.

1,466
1,450
1,430
1,296
1,262
1,256
1,270
1,332
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12

* 100% of the equipment base of Redecard is able to capture Hipercard cards transactions.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 47

Products and Services

Wealth Management & Services (WMS)

Asset Management(*)

In August 2012, we had R$327.8 billion(*) in managed assets, representing 15.1% of the market. In the year, the growth totaled 9.4%, and the main highlights were the fixed-income and pension funds. In addition to the strong local presence, we are expanding internationally with professionals who are strategically allocated, searching for investment opportunities and solutions that are appropriate for global clients.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – August/12 – It takes into consideration Itaú Unibanco and Intrag.

Asset Administration

We administer Privatization, Fixed Income and Equity Funds, Investment Clubs and Client Portfolios both in Brazil and abroad.

R$ billion
364
382
379
391
404
423
423
432
79
92
90
91
84
85
87
80
284
290
289
300
320
338
335
352
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12
Investment Funds
Managed Portfolios

At the end of the third quarter of 2012, assets under administration totaled R$432.3 billion, a 2.3% increase from the previous quarter and 10.6% when compared to the same period of 2011.

According to ANBIMA, in August 2012 we ranked second in the global ranking of fund administration and administered portfolios, with a market share of 19.3%.

Solutions for Capital Markets

With four lines of business, the area of Solutions for Capital Markets serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 1,600 clients in 21 countries. We are leaders in custody services, with a market share of 25% and a total of R$898.3 billion in assets under custody, representing an increase of 18% from the same period of 2011. Our business lines are:

Local Custody and Trust Administration: We offer custody and controllership solutions for portfolios, investment, mutual and pension funds, and services of investment fund management, legal representation and contracting of service providers. At the end of the month, we had a total of R$682.3 billion under custody, representing a growth of 26% from the same period of 2011.

International Custody: we offer services of custody and representation to investors outside Brazil, custody of ADR programs and we also operate as a depositary under Brazilian Depositary Receipts (BDR) programs. At the end of the month, we had a total of R$216.0 billion under custody, representing a reduction of 3% from the same period of 2011.

Solutions for Corporations: we offer many solutions for capital markets, such as the control of stock option programs, bookkeeping, debentures, settlement and custody of promissory notes and bank credit notes. We also work as guarantee agent in operations of project finance, escrow accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 233 companies listed at the BM&FBovespa, representing 63.3% of the total, and we are also leading the bookkeeping of debentures issued in 2012.

In August 2012, we reached R$3.0 trillion in assets under services. In addition to playing a leading role in this market, we are recognized for quality in the provision of services. We were elected by the Global Custodian magazine the Best Custody Service Provider in Brazil for domestic (2008, 2009, 2010 and 2011) and International (2009, 2010 and 2011) clients. In 2012, we were also recognized by the Global Finance magazine as the Best Custody Service Provider in Brazil for international clients. Our management model was evaluated by the Paulista Management Excellence Institute and we were awarded the Gold Medal in the Paulista Quality Management Award.

Source: Internal Financial Planning, ANBIMA (Brazilian Financial and Capital Markets Association) and Bovespa - August/12.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 48

insurance, life and pension plans & capitalization

Itaú Unibanco Holding S.A.

Itaú

3rd quarter of 2012
Management Discussion & Analysis

Insurance, Life and Pension Plans & Capitalization

The Pro Forma financial statements below were prepared based on Itaú Unibanco's managerial information and are intended to explain the performance of the insurance-related businesses.

The numbers presented in this chapter are part of the Commercial Bank segment and do not include the results of the association with Porto Seguro [1], which are in the Activities with the Market and Corporation segment.

Pro Forma Statement of Recurring Income of the Insurance, Life and Pension Plans and Capitalization Segment

R$ million

	3rd Q/12	2nd Q/12	Variation 3rd Q/12 - 2nd Q/12	
Earned Premiums (a)	**1,359**	**1,311**	**48**	**3.7%**
Result of Pension Plans and Capitalization (b)	**138**	**149**	**(11)**	**-7.7%**
Retained Claims (c)	**(558)**	**(506)**	**(53)**	**10.4%**
Selling Expenses (d)	**(413)**	**(364)**	**(49)**	**13.5%**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(15)**	**(10)**	**(4)**	**42.8%**
Underwriting Margin (f=a+c+d+e)	**373**	**432**	**(58)**	**-13.5%**
Result from Insurance, Pension Plans and Capitalization (g=b+f)	**511**	**581**	**(70)**	**-12.0%**
Managerial Financial Margin	269	290	(21)	-7.2%
Service Fees	229	207	22	10.6%
Non-interest Expenses	(290)	(309)	19	-6.2%
Tax Expenses for ISS, PIS and Cofins and other taxes	(57)	(55)	(2)	3.4%
Other Operating Income/(Expenses)	(11)	3	(15)	-
Operating Income	**652**	**718**	**(66)**	**-9.2%**
Non-operating Income	11	10	0	4.3%
Income Before Income Tax and Social Contribution	**662**	**728**	**(66)**	**-9.0%**
Income Tax/Social Contribution	(234)	(259)	25	-9.5%
Profit Sharing	(0)	(1)	0	-26.3%
Recurring Net Income	**428**	**469**	**(41)**	**-8.7%**
(RAROC) — Return on Average Tier I Allocated Capital	**31.4%**	**36.1%**		**-470 bps**
Efficiency Ratio (ER)	**37.2%**	**35.8%**		**140 bps**

Note: Retained Claims are different from Consolidated Retained Claims, because they do not consider the operations of the activities abroad.
The Underwriting Margin refers to Insurance and Life and Pension Plans.
Non-interest Expenses comprise Personnel Expenses, Administrative Expenses, Tax Expenses, and Other Operating Expenses.
[1] Except for the calculation of the insurance ratio that includes the 30% interest in Porto Seguro.

Recurring Net Income and Insurance Ratio

R$ million
11.3%
11.4%
13.1%
14.3%
16.4%
15.2%
13.8%
13.3%
53
66
210
62
107
200
71
134
208
88
144
280
84
201
268
82
158
268
70
134
263
61
98
267
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
1st Q/12
2nd Q/12
3rd Q/12
Life and Pension Plans
Insurance
Capitalization
Insurance ratio (%)

Insurance Ratio (%) = Insurance, Life and Pension Plans and Capitalization segment's recurring net income/ Itaú Unibanco's recurring net income.

Note: The insurance ratio consider the 30% interest in Porto Seguro. For the third quarter of 2012 we consider the equity in earnings of affiliates companies of the second quarter of 2012, due to differences in the timing of disclosure of companies.

In the third quarter of 2012, the Insurance, Life and Pension Plans and Capitalization segment recurring net income totaled R$ 428 million, a reduction of 8.7% from the previous quarter. The return on allocated capital reached 31.4% in the period, a decrease of 470 basis point from the previous quarter.

Compared to the previous quarter, the main factor that impacted net income was the decrease in the underwriting margin, mainly influenced by higher expenses with retained claims and selling expenses in the period.

The insurance ratio represents the share of recurring net income from Insurance, Life and Pension Plans and Capitalization in Itaú Unibanco Holding's recurring net income.

In the third quarter of 2012, the insurance ratio reached 13.3%, decreasing 50 basis points from the previous quarter.

Composition of Recurring Net Income of Insurance, Life and Pension Plans and Capitalization

3rd Q/12
2nd Q/12
14.4%
62.6%
23.0%
14.9%
56.4%
28.6%
Life and Pension Plans
Insurance
Capitalization

In this quarter, the Life and Pension Plans subsegment increased its share in the composition of the recurring net income by 620 basis points in relation to the previous quarter.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 50

Insurance, Life and Pension Plans & Capitalization

Efficiency Ratio

In the third quarter, the efficiency ratio was 37.2%, corresponding to a 140 basis point increase from the previous period, mainly as a result of increased selling expenses. The risk-adjusted efficiency ratio adds to the formula the impacts of risk portions associated with Insurance and Life and Pension Plans (claims). In the third quarter, the index was 66.2%, an increase of 390 basis points from the second quarter of 2012.

Insurance, Pension Plans and Capitalization's Results (*)
47.2%
41.5%
39.8%
33.8%
38.4%
33.8%
35.8%
37.2%
24.0%
24.4%
24.4%
22.1%
17.2%
24.2%
26.5%
29.0%
28.7%
34.1%
35.8%
44.1%
44.4%
42.0%
37.7%
33.8%
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
1st Q/12
2nd Q/12
3rd Q/12
E.R.
R.A.E.R.
3rd Q/12
66.2%
Income before Tax and Profit Sharing (**)
Income before Tax and Profit Sharing
Retained Claims/ Income
Efficiency Ratio

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.
(**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-operating Income.

Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet

The Balance Sheet of the Insurance, Pension Plans and Capitalization segments is presented below. On September 30, 2012, total assets amounted to R$98.4 billion, increasing R$4.7 billion from the second quarter of 2012. Technical provisions added up to R$87.2 billion, a 5.7% increase from the previous quarter, mainly due to the increase in the technical provisions of the VGBL product. We note that these numbers do not include the operations of the activities abroad and the 30% interest in Porto Seguro.

R$ million

	Sep 30, 12				Jun 30, 12				Variation Sep 30,12 - Jun 30, 12	
	Insurance	Life and Pension Plans	Capitalization	Total	Insurance	Life and Pension Plans	Capitalization	Total	Total	
Assets										
Current and Long-Term Assets	12,151	82,485	3,299	97,897	12,352	77,666	3,259	93,207	4,690	5.0%
Cash and Cash Equivalents	154	4	4	162	163	18	3	184	(22)	-12.0%
Securities	3,428	81,502	3,219	88,147	3,688	76,719	3,186	83,583	4,563	5.5%
Other Assets (mainly receivables from insurance)	8,569	979	76	9,588	8,501	928	71	9,439	149	1.6%
Permanent Assets	391	81	37	502	391	81	38	503	(1)	-0.1%
Total Assets	12,542	82,566	3,336	98,399	12,743	77,747	3,297	93,709	4,690	5.0%
Liabilities and Equity										
Current and Long – Term Liabilities	11,373	78,376	3,131	92,835	11,593	73,783	3,092	88,391	4,444	5.0%
Technical Provisions – Insurance	7,553	1,020	-	8,573	7,311	982	-	8,293	280	3.4%
Technical Provisions – Pension Plans and VGBL	496	75,278	-	75,773	516	70,841	-	71,357	4,416	6.2%
Technical Provisions – Capitalization	-	-	2,915	2,900	-	-	2,894	2,872	28	1.0%
Other Liabilities	3,324	2,078	217	5,588	3,767	1,960	198	5,868	(280)	-4.8%
Allocated Tier I Capital	1,169	4,190	205	5,564	1,150	3,963	205	5,319	245	4.6%
Total Liabilities and Equity	12,542	82,566	3,336	98,399	12,743	77,747	3,297	93,709	4,690	5.0%

Note: The Insurance, Pension Plans and Capitalization Technical Provisions are different from the Consolidated Technical Provisions, because they do not consider the operations of the activities abroad and the 30% interest in Porto Seguro.

The Consolidated does not represent the sum of the parts because there are transactions between companies that were eliminated.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 51

Insurance

The numbers presented in this chapter are part of the Commercial Bank segment and do not include the results of the association with Porto Seguro, which were included in the Activities with the Market Corporation segment.

Pro Forma Insurance Recurring Income Statement

R$ million

	3rd Q/12	2nd Q/12	Variation 3rd Q/12 - 2nd Q/12	
Earned Premiums (a)	1,105	1,087	17	1.6%
Retained Claims (b)	(445)	(411)	(34)	8.4%
Selling Expenses (c)	(384)	(335)	(49)	14.7%
Other Operating Income/(Expenses) of Insurance Operations (d)	(15)	(18)	3	-16.1%
Underwriting Margin (e=a+b+c+d)	261	324	(63)	-19.5%
Result from Insurance	261	324	(63)	-19.4%
Managerial Financial Margin	73	88	(15)	-16.7%
Non-interest Expenses	(166)	(186)	21	-11.0%
Tax Expenses for ISS, PIS and Cofins and other taxes	(22)	(23)	0	-0.7%
Other Operating Income/(Expenses)	0	3	(3)	-
Operating Income	146	205	(59)	-28.9%
Non-operating Income	7	7	1	10.3%
Income Before Income Tax and Social Contribution	153	212	(59)	-27.7%
Income Tax/Social Contribution	(55)	(77)	23	-29.5%
Profit Sharing	(0)	(1)	0	-26.3%
Recurring Net Income	98	134	(36)	-26.7%
(RAROC) — Return on Average Tier I Allocated Capital	33.8%	46.5%		-1,270 bps
Efficiency Ratio (ER)	48.9%	46.7%		220 bps

We carry out significant business with large industrial and commercial clients. Our Corporate Solution area provides dedicated service and specific products for the civil construction, chemicals and petrochemicals, energy generation, infrastructure, transportation, aviation and other industries. For individuals, and small and middle market companies, our focus is to simplify the product portfolio and use electronic policies to better meet clients' needs with products that are straightforward and easy to understand.

The customer relationship management area has implemented a number of projects, tailoring specific products to each customer's profile, which enables the more efficient use of different relationship channels. This department also seeks to continuously improve its operational efficiency by managing costs, investing in new technologies and optimizing processes.

Additionally, we also work to simplify and improve the efficiency of the processes for contracting our products, bringing more agility to our client service.

In the individuals segment, the highlights were the products in the Life line for which we carried out a sales campaign advertised in the major media vehicles in the country, stressing the importance of protection for our clients and their relatives.

Products to be highlighted in the companies segment include Group Life and Corporate Solutions.

In the companies segment, the highlight was the diversification of the credit insurance portfolio. This product, designed for small and middle market companies, is offered through loans linked to working capital products that currently account for considerable origination levels.

In relation to the accumulated total from January to August [(*)] 2012, our market share reached 13.3%, based on information disclosed by SUSEP (Superintendency of Private Insurance, which regulates all insurance lines, except for Health Insurance, which is regulated by ANS, the National Health Agency), and insurance premiums reached R$5,019 million, considering our 30% interest in Porto Seguro.

In this quarter, the Insurance segment's recurring net income reached R$98 million, a 26.7% decrease from the previous quarter driven by the decrease in the underwriting margin, which was mainly influenced by the increased retained claims, in addition to an increase in selling expenses.

(*) August data is the last available.

Earned Premiums

R$ million
199
215
216
216
231
243
233
255
907
922
990
972
1,035
1,074
1,087
1,105
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
1st Q/12
2nd Q/12
3rd Q/12
Insurance
Life and Pension Plans

In the third quarter of 2012, earned premiums added up to R$1,105 million in the Insurance subsegment, a 1.6% increase when compared to the previous quarter as a result of the good performance of the extended warranty, life and personal accidents and transport products. Earned premiums in the Life and Pension Plans subsegment added up to R$ 255 million, a 9.6% increase when compared to the previous quarter.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 52

Insurance

Composition of Earned Premiums

3rd Q/12
48.9%
6.8%
4.6%
23.1%
16.7%
2nd Q/12
49.1%
7.1%
3.7%
22.7%
17.4%
Life and Personal Accidents
Property risk
Transportation
Extended Warranty
DPVAT and Other

Note: the charts do not include the Itauseg Saúde company and include the Life product of Itaú Vida e Previdência S.A.

Composition of Retained Claims

3rd Q/12
40.8%
11.3%
8.8%
11.7%
27.4%
2nd Q/12
43.2%
10.8%
7.4%
11.4%
27.3%
Life and Personal Accidents
Property risk
Transportation
Extended Warranty
DPVAT and Other

Note: the charts do not include the Itauseg Saúde company and include the Life product of Itaú Vida e Previdência S.A.

Combined Ratio and Underwriting Margin

31.5%
26.1%
31.9%
35.2%
36.8%
42.7%
37.8%
34.8%
30.0%
90.1%
90.8%
82.9%
79.9%
77.8%
73.5%
81.2%
83.4%
85.1%
26.0%
24.8%
20.4%
19.8%
16.0%
19.1%
21.4%
18.2%
12.0%
30.7%
32.8%
27.0%
27.1%
28.6%
29.0%
24.6%
26.0%
32.1%
33.4%
33.2%
35.5%
33.0%
33.2%
25.5%
35.2%
39.3%
41.0%
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
1st Q/12
2nd Q/12
3rd Q/12
Administrative Expenses and Others/Earned Premiums
Selling Expenses/Earned Premiums
Insurance Claims/Earned Premiums
Underwriting Margin/Earned Premiums

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/ earned premiums and administrative expenses and other operating income and expenses /earned premiums.
The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.
Note: the charts do not include the Itauseg Saúde company and include the Life product of Itaú Vida e Previdência S.A.

The consolidated underwriting margin (which includes Insurance and Life of Itaú Vida e Previdência S.A.) amounted to R$373 million in the third quarter of 2012, a decrease of 13.5% when compared to the previous quarter. If the health insurance line (in process of discontinuation) is disregarded, the underwriting margin totaled R$400 million. The ratio of underwriting margin to earned premiums reached 30.0%, a 480 basis point decrease from the previous period.

The combined ratio, which reflects the efficiency of the operating expenses in relation to income from earned premiums was 85.1%, a 170 basis point increase from the previous quarter, mainly influenced by higher expenses with claims in the quarter.

Insurance Technical Provisions

On September 30, 2012, insurance technical provisions totaled R$8,573 million, a 3.4% increase from the previous quarter and 8.4% from the same period of the previous year.

R$ million
6,843
7,110
7,470
7,910
7,631
7,707
8,293
8,573
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12

Management Discussion & Analysis Itaú Unibanco Holding S.A. 53

Life and Pension Plans

Pro Forma Life and Pension Plans Recurring Income Statement

R$ million

	3rd Q/12	2nd Q/12	Variation 3rd Q/12 - 2nd Q/12	
Earned Premiums (a)	**255**	**233**	**22**	**9.6%**
Result of Pension Plans (b)	**19**	**12**	**7**	**60.9%**
Retained Claims (c)	**(113)**	**(96)**	**(17)**	**18.1%**
Selling Expenses (d)	**(23)**	**(23)**	**(0)**	**1.6%**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(2)**	**(2)**	**(0)**	**1.8%**
Underwriting Margin (f=a+c+d+e)	**117**	**112**	**5**	**4.2%**
Result from Insurance, Pension Plans (g=b+f)	**136**	**124**	**12**	**9.6%**
Managerial Financial Margin	162	167	(5)	-3.1%
Service Fees	230	208	22	10.6%
Non-interest Expenses	(93)	(74)	(18)	24.5%
Tax Expenses for ISS, PIS and Cofins and other taxes	(29)	(25)	(3)	13.8%
Other Operating Income/(Expenses)	0	(1)	1	-
Operating Income	**407**	**398**	**9**	**2.2%**
Non-operating Income	1	1	(0)	-
Income Before Income Tax and Social Contribution	**407**	**399**	**8**	**2.1%**
Income Tax/Social Contribution	(140)	(136)	(4)	3.1%
Recurring Net Income	**267**	**263**	**4**	**1.5%**
(RAROC) — Return on Average Tier I Allocated Capital	**26.2%**	**27.4%**		**-120 bps**
Efficiency Ratio (ER)	**18.5%**	**16.7%**		**180 bps**

Product innovation has played a significant role in the sustainable growth of our pension plan operations. For individuals, multimarket and multi-strategy products are to be highlighted, as they allow for the investment of funds on a long-term basis, seeking the best short-term investment strategies. In pension plans for companies, we offer specialized advisory services and develop customized solutions for each company. We establish long-term partnerships with our corporate customers, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

The Life and Pension Plans subsegment's recurring net income totaled R$267 million, a 1.5% increase from the previous quarter, primarily impacted by the increase in earned premiums and in the result of pension plans. This variation was also influenced by the increase in service fees.

Evolution of Contributions and Net Contributions

R$ million

1,727
1,561
1,675
1,844
2,255
2,621
3,278
3,052
3,076
2,844
3,137
3,125
3,725
3,846
4,874
4,772
2,430
2,267
2,535
2,629
3,081
3,217
4,201
4,191
580
507
505
423
581
523
540
466
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
1st Q/12
2nd Q/12
3rd Q/12
VGBL
PGBL
Traditional and other
Net contributions

Total contributions to pension plans reached R$4,772 million, a decrease of 2.1% when compared to the previous quarter. In relation to the same period of the previous year, contributions increased 52.7%, chiefly on account of the 59.4% growth in contributions to the VGBL product. Net contributions, which comprise total contributions less redemptions and external portabilities, decreased 6.9% from the previous quarter and increased 65.5% when compared to the same period of the previous year.

Taking into consideration net contributions from January to August (according to data provided by SUSEP), our market share reached 24.0% in the period.

Pension Plans Technical Provisions and Administration Fees

Pension plan technical provisions totaled R$ 75,773 million on September 30, 2012, representing an increase of 6.2% and of 27.5% when compared to the previous quarter and the same period of the previous year, respectively.

Revenues from administration fees totaled R$230 million in the third quarter of 2012, a 10.6% increase from the previous quarter and a 21.6% increase from the same period of 2011.

R$ million

153
160
158
189
179
191
208
230
51,276
53,784
56,454
59,424
63,275
67,240
71,357
75,773
4,826
4,997
5,105
5,190
5,189
5,401
5,441
5,775
13,620
14,137
14,585
15,030
15,644
16,260
16,829
17,325
32,830
34,650
36,764
39,204
42,443
45,580
49,087
52,673
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
1st Q/12
2nd Q/12
3rd Q/12
VGBL
PGBL
Traditional and other
Revenues from service fees

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 54

Capitalization

Pro Forma Capitalization Recurring Income Statement

R$ million

	3rd Q/12	2nd Q/12	Variation 2nd Q/12 - 1st Q/12	
Result of Capitalization (a)	119	138	(19)	-14.0%
Selling Expenses (b)	(6)	(6)	1	-
Result from Capitalization Operations (c=a+b)	113	131	(19)	-14.2%
Managerial Financial Margin	33	34	(1)	-3.7%
Non-interest Expenses	(35)	(50)	14	-28.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(6)	(7)	1	-21.0%
Other Operating Income/(Expenses)	(7)	2	(9)	-
Operating Income	97	111	(14)	-12.3%
Non-operating Income	3	3	0	3.0%
Income Before Income Tax and Social Contribution	100	114	(14)	-11.9%
Income Tax/Social Contribution	(39)	(44)	5	-12.0%
Recurring Net Income	61	70	(8)	-11.9%
(RAROC) — Return on Average Tier I Allocated Capital	119.9%	138.0%		-1,810 bps
Efficiency Ratio (ER)	29.7%	33.6%		-390 bps

The Capitalization Certificate (PIC) product is targeted at clients that like to compete for prizes. It can be purchased through a single or monthly payment, in accordance with the profile and segment of each customer.

The product was remodeled in mid 2011 and increased the probability of rewarding its customers. Now, the product is effective for shorter terms, more customers win and prizes are higher. The product was also launched for companies as "PIC Empresas".

In the period between January and September 2012, 2,972 customers received prizes in the aggregate amount of R$ 25.0 million.

The capitalization segment's net income reached R$61 million, or an 11.9% decrease from the second quarter of 2012, mainly influenced by the decrease in the result of capitalization, partially offset by the decrease in non-interest expenses.

Result of Capitalization

R$ million

10.0
10.6
11.2
11.7
11.6
11.2
11.4
11.7
102
111
115
123
125
128
131
113
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
1st Q/12
2nd Q/12
3rd Q/12
Result of Capitalization (R$ million)
Number of Certificates (in million)

Note: The result of capitalization is net of expenses for prizes.

Capitalization Technical Provisions

On September 30, 2012, capitalization technical provisions reached R$2,900 million, representing a 1.0% growth from the second quarter of the year and a 2.7% increase when compared to the same period of 2011.

R$ million

2,603
2,695
2,768
2,823
2,847
2,856
2,872
2,900
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Mar/12
Jun/12
Sep/12

Análise Gerencial da Operação — Itaú Unibanco Holding S.A. 55

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 56

activities abroad

Itaú Unibanco Holding S.A.

Itaú

3rd quarter of 2012
Management Discussion & Analysis

Activities Abroad

International Presence

In the Brazilian market, our position is well consolidated and our strong international footprint confirms our recognition abroad, where we are focused on the expansion of our regional and global objectives, providing high-quality services to our local clients and to Brazilians operating abroad.

We are in 19 countries outside Brazil, out of which 7 are in Latin America. In Argentina, Chile, Paraguay and Uruguay we focus on commercial banking activities, providing products and services to retail customers, small and medium sized companies, corporate and treasury segments. In Mexico we operate in the credit card segment through a start-up company. We also have a representation office of Itaú BBA in Peru, and we are at the pre-operating stage in the incorporation process of Itaú BBA Colombia S.A - Corporación Financiera. To that extent, in July and September of this year, the subsidiary in Colombia received capital increases amounting to approximately US$200 million. Its activities are expected to start in the last quarter of this year, after the operating license is obtained from the local regulatory authority.

Additionally, we have operations in Europe (Portugal, United Kingdom, Luxembourg, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai) and in Asia (Hong Kong, Shanghai and Tokyo). These are operations mainly serving institutional, investment, corporate and private banking clients.

Selected information on our international operations (including results, assets and liabilities in our foreign branches) is presented below:

Highlights

Statement of Income

R$ million (except where indicated)

	3rd Q/12	2nd Q/12	3rd Q/11	3rd Q/12 - 2nd Q/12	3rd Q/12 - 3rd Q/11
Recurring Net Income	474	545	720	-13.0%	-34.1%
Operating Revenues	1,208	1,403	1,168	-13.9%	3.4%
Financial Margin	877	1,041	852	-15.7%	3.0%

Balance Sheet

	Sep 30,12	Jun 30,12	Sep 30,11	Sep/12 - Jun/12	Sep/12 - Sep/11
Total Assets	189,207	181,215	168,609	4.4%	12.2%
Loans, Leases and Other Credit Operations	66,547	63,885	52,523	4.2%	26.7%
Deposits	63,271	71,295	54,813	-11.3%	15.4%
Stockholders' Equity	19,342	17,862	25,687	8.3%	-24.7%

Relevant Data

	Sep 30,12	Jun 30,12	Sep 30,11	Sep/12 - Jun/12	Sep/12 - Sep/11
Employees (Individuals)	6,603	6,500	6,151	1.6%	7.3%
Number of Points of Service (Units)	840	824	746	1.9%	12.6%
Branches (*)	257	251	228	2.4%	12.7%
Client Service Branches	30	31	31	-3.2%	-3.2%
Automated Teller Machines	553	542	487	2.0%	13.6%

(*) It does not include Itaú BBA.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 58

Activities Abroad

Latin America Main Operations (*)

Our main foreign operations in Latin America are located in Argentina, Chile, Paraguay and Uruguay. These operations arise from investments of Itaú and Unibanco before their merger, and went through a process of sustainable growth, with strong ties to their local retail markets. It is worth mentioning that this quarter we were recognized, by the Global Finance magazine, as the best bank in Paraguay.

In August 2012 we reached 1.5 million credit cards in the region: 45% of these are in Uruguay, 26% in Argentina, 18% in Paraguay and 9% in Chile. The remaining 2% belongs to our start-up unit in Mexico. Below are presented some highlights of our regional operations:

Latin America Statement of Income (*)

R$ million

	Argentina		Chile		Paraguay		Uruguay	
	3rd Q/12	2nd Q/12	3rd Q/12	2nd Q/12	3rd Q/12	2nd Q/12	3rd Q/12	2nd Q/12
Operating Revenues	**168**	**139**	**244**	**181**	**110**	**111**	**118**	**191**
Financial Margin	120	95	172	114	77	80	35	112
Banking Service Fees and Income from Banking Charges	45	43	51	46	34	32	83	78
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	-	-	14	13	-	-	-	-
Other Operating Income	2	1	7	7	0	(0)	0	0
Non-operating Income	1	0	1	1	(1)	(0)	0	0
Loan and Retained Claim Losses net of Recovery	**(7)**	**(8)**	**(49)**	**(37)**	**(21)**	**(6)**	**0**	**(3)**
Operating Margin	**161**	**131**	**196**	**144**	**89**	**105**	**118**	**188**
Other Operating Expenses	**(119)**	**(120)**	**(140)**	**(126)**	**(47)**	**(47)**	**(101)**	**(89)**
Non-interest Expenses	(119)	(120)	(141)	(125)	(47)	(47)	(101)	(89)
Selling Expenses from Insurance	-	-	1	(1)	-	-	-	-
Income before Tax and Profit Sharing	**41**	**10**	**56**	**18**	**42**	**58**	**18**	**99**
Income Tax and Social Contribution	**(15)**	**(6)**	**(10)**	**(5)**	**(6)**	**(6)**	**(14)**	**(15)**
Recurring Net Income	**26**	**4**	**46**	**13**	**36**	**52**	**3**	**84**
Return on Average Equity – Annualized	22.3%	4.0%	7.9%	2.5%	24.1%	38.6%	2.8%	74.7%
Return on Average Assets – Annualized	2.5%	0.4%	0.8%	0.3%	3.4%	5.1%	0.2%	6.3%
Efficiency Ratio	71.0%	86.9%	57.2%	69.9%	42.8%	41.9%	85.2%	46.6%

The operating revenue of our Latin American main operations increased R$ 19 million when compared to the second quarter of 2012. The increase in the financial margin in Argentina, due to better results realized in derivatives, should be highlighted. Similarly, the financial margin in Chile was positively impacted by a larger volume of loans in the retail and corporate segments. In the case of Uruguay, there was a decrease mainly due to the impact from the foreign exchange rate variation related to the hedging structure. Regarding banking service fees, the increase in revenues from credit cards in all countries is to be highlighted, as well as the volume of one-off fees in the corporate segment in Chile. In the case of provisions for loan losses, the increase in Paraguay was a consequence of the implementation of a new provisioning model. In Chile, the increase was due to changes in the local regulation (provisions based on country risk), resulting in additional provisions in the corporate segment. Regarding non-interest expenses, we highlight the increase in personnel costs (change in salaries agreements) and administrative expenses (technology, campaigns and security) in Uruguay and promotional events in Chile.

Service Network (*)

To support the services to our portfolio of more than 1.4 million clients, we have a network of 283 branches and client service branches (CSBs) in Latin America. In Uruguay, we have 32 points of service for our credit card operation (OCA), in addition to the 22 branches and 1 CSB of Banco Itaú Uruguay, comprising a total of 55 branches/points of service in that country. We are also present in Argentina with 81 branches and 21 CSBs, in Chile with 91 branches, and in Paraguay with 27 branches and 8 CSBs.

Service Network | Geographical Distribution (*)

Chile
Branches: 91
ATMs: 72
Employees: 2,424
Paraguay
Branches and CSBs: 35
ATMs: 240
Employees: 688
Argentina
Branches and CSBs: 102
ATMs: 201
Employees: 1,654
Uruguay
Branches and CSBs: 55
ATMs: 40
Employees: 1,121

Latin America Employees (*)

The number of employees in our major units in Latin America grew from 5,811 in June 2012 to 5,887 in September 2012 and they are regionally distributed according to the chart below:

250
251
255
270
272
278
283
218
220
224
239
241
247
253
32
31
31
31
31
31
30
mar/11
jun/11
sep/11
dec/11
mar/12
jun/12
sep/12
Client Service Branches (CSBs)
Branches / Points of services

5,225
5,400
5,524
5,649
5,740
5,811
5,887
1,085
1,083
1,083
1,099
1,082
1,102
1,121
540
569
606
650
667
677
688
2,077
2,191
2,259
2,334
2,381
2,403
2,424
1,523
1,557
1,576
1,566
1,610
1,629
1,654
mar/11
jun/11
sep/11
dec/11
mar/12
jun/12
sep/12
Argentina
Chile
Paraguay
Uruguay

(*) The information refers to our main operations in Latin America (Argentina, Chile, Paraguay and Uruguay).

Management Discussion & Analysis Itaú Unibanco Holding S.A. 59

Activities Abroad

Latin America Balance Sheet (*)

R$ million

	Argentina		Chile		Paraguay		Uruguay	
	Sep 30,12	Jun 30,12	Sep 30,12	Jun 30,12	Sep 30,12	Jun 30,12	Sep 30,12	Jun 30,12
Assets								
Current and Long-term Assets	**4,239**	**3,893**	**22,389**	**20,914**	**4,305**	**4,207**	**6,036**	**5,672**
Cash and Cash Equivalents	174	174	857	867	407	573	869	1,019
Short-term Interbank Investments	405	281	335	362	56	34	666	795
Securities and Derivative Financial Instruments	151	125	3,335	3,387	287	265	827	547
Interbank and Interbranch Accounts	595	487	207	355	572	579	1,166	910
Loans, Lease and Other Credit Operations	2,784	2,738	17,469	15,599	2,827	2,617	2,479	2,406
(Allowance for Loan Losses)	(60)	(59)	(321)	(278)	(55)	(54)	(97)	(98)
Other Assets	192	147	508	621	211	194	126	92
Foreign Exchange Portfolio	103	40	165	281	147	128	5	5
Other	88	107	343	340	64	66	121	87
Permanent Assets	**109**	**110**	**353**	**332**	**34**	**30**	**28**	**27**
Total Assets	**4,348**	**4,003**	**22,742**	**21,247**	**4,339**	**4,237**	**6,064**	**5,699**
Liabilities and Equity								
Current and Long-term Liabilities	**3,867**	**3,533**	**20,303**	**19,064**	**3,716**	**3,658**	**5,572**	**5,204**
Deposits	3,048	2,978	14,918	14,022	3,111	2,969	4,747	4,488
Deposits Received under Securities Repurchase Agreements	253	84	162	122	-	-	-	-
Fund from Acceptances and Issue of Securities	97	52	2,021	1,637	-	-	-	-
Interbank and Interbranch Accounts	-	-	8	21	74	96	93	75
Borrowings and Onlendings	107	113	1,690	1,687	288	332	44	29
Derivative Financial Instruments	0	1	293	226	-	25	(0)	1
Foreign Exchange Portfolio	103	40	165	279	147	132	5	5
Other Liabilities	258	265	1,011	1,038	95	105	683	605
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	34	31	-	-	-	-
Deferred Income	**-**	**-**	**2**	**4**	**1**	**1**	**3**	**3**
Minority Interest in Subsidiaries	**9**	**9**	**0**	**0**	**-**	**-**	**-**	**-**
Stockholders' Equity	**472**	**461**	**2,436**	**2,179**	**623**	**578**	**490**	**492**
Total Liabilities and Equity	**4,348**	**4,003**	**22,742**	**21,247**	**4,339**	**4,237**	**6,064**	**5,699**

Assets (*)

As of September 30, 2012, the total assets of our main operations in Latin America reached R$37.5 billion, an increase of 6.6% (or 2.0% considering current currency as of September 2012) compared to June 2012. It is worth noting that the increase of assets of 12.1% (or 8.6% considering currency levels as of September 2012) in Argentina was mainly due to higher minimum reserve requirements with the local Central Bank and a higher volume of repurchase agreements. In Uruguay, total assets increased 6.4% (or 2.8% considering current currency as of September 2012), due to a growth in deposits that led to additional investments in government securities. The growth of assets in Chile and Paraguay, when compared to June 2012, responds mainly to larger volumes in credit operations and foreign exchange variation.

R$ billion

20.6
24.7
21.5
26.3
26.2
29.4
28.6
32.1
30.6
33.9
35.2
36.7
37.5
37.5
mar/11
jun/11
sep/11
dec/11
mar/12
jun/12
sep/12
Assets
Assets (Current Currency**)

Credit (*)

The total credit portfolio increased 9.4% (or 4.6% considering current currency as of September 2012) when compared to June 30, 2012, amounting to R$25.6 billion. This trend is mainly explained by the 12.0% growth of the credit portfolio in Chile (or 5.1% considering current currency as of September 2012), due to an increase in personal, foreign trade and mortgage loans. In Paraguay, the credit portfolio increased 8.0% (or 5.6% considering current currency as of September 2012), predominantly as the result of larger volumes of foreign currency loans. The credit portfolio in Argentina was negatively impacted by the foreign exchange variation, and had a modest increase of 1.7% (or 5.0% considering current currency as of September 2012). In Uruguay, the credit portfolio as of September 30, 2012 was in line with the previous quarter, disregarding the effect of changes in the exchange rate.

R$ billion

13.8
16.8
14.7
18.2
17.8
20.2
19.3
21.8
20.3
22.7
23.4
24.4
25.6
25.6
mar/11
jun/11
sep/11
dec/11
mar/12
jun/12
sep/12
Credit Portfolio
Credit Portfolio (Current Currency**)

Assets Breakdown (*)

Sep/12
2.8%
1.4%
12.3%
16.8%
66.7%
Jun/12
3.0%
1.4%
12.3%
18.3%
65.0%
Cash, Cash Equivalents and Short-term Interbank Deposits
Credit Portfolio
Securities and Derivatives
Other
Permanent

Credit Portfolio | Geographical Distribution (*)

Sep/12
10.9%
9.7%
11.1%
68.3%
Jun/12
11.7%
10.5%
11.2%
66.6%
Argentina
Chile
Paraguay
Uruguay

(*) The information refers to our main operations in Latin America (Argentina, Chile, Paraguay and Uruguay).; (**) Current Currency for September 30, 2012.
Note: The elimination of the exchange rate variation impact was obtained by applying the closing rate of September 30, 2012 to all periods.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 60

Activities Abroad

Europe, Caribbean Islands and Miami

Our banking activities under Banco Itaú BBA (IBBA) International S.A.'s legal structure are carried out in Europe (Portugal, United Kingdom, Switzerland and Luxembourg) and outside Europe (Miami, the Cayman Islands and the Bahamas), and are mainly focused on two business segments:

Corporate & Investment Banking: we meet the financial needs of companies with international presence and operations, with a focus on operations related to financing and investment relationships between companies in Latin America and Europe. Services offered include the origination of structured financing, hedging transactions, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.

Private Banking: we develop our activities in Luxembourg, Miami, Bahamas and Switzerland, where we offer a wide range of specialized financial and asset management services for high net-worth clients, including the negotiation and management of securities and other financial instruments, trusts and investment vehicles on behalf of clients. As part of our strategy, we are reducing our activities in Luxembourg, and the clients currently served in that country will be gradually transferred either to Switzerland or Miami.

It is important to point out that, due to the strategic and geographic importance of the London financial market and for purposes of consolidation and expansion of the Itaú Unibanco Group operations in Europe, Banco Itaú BBA International is currently undergoing an internal reorganization that will result in the transfer of its headquarters from Portugal to the United Kingdom. These initiatives will allow IBBA International to improve its performance, expand its client base, strengthen its position as the international platform of the Group, improve and optimize its financing sources, enhance risk diversification and achieve higher profitability levels.

Information on our operations consolidated in Banco Itaú BBA

Itaú BBA International Statement of Income

R$ million

	Itaú BBA International	
	3rd Q/12	2nd Q/12
Operating Revenues	**84**	**115**
Financial Margin	31	36
Banking Service Fees and Income from Banking Charges	54	54
Other Operating Income	(0)	3
Equity in Earnings of Affiliates and Other Investments	(0)	18
Non-operating Income	(1)	4
Loan and Retained Claim Losses net of Recovery	**1**	**1**
Operating Margin	**86**	**116**
Other Operating Expenses	**(86)**	**(83)**
Income before Tax and Profit Sharing	**(0)**	**33**
Income Tax and Social Contribution	**(7)**	**(2)**
Profit Sharing	**(3)**	**1**
Recurring Net Income	**(10)**	**33**
Return on Average Equity – Annualized	**-2.9%**	**9.6%**
Return on Average Assets – Annualized	**-0.3%**	**0.9%**
Efficiency Ratio	**101.8%**	**72.0%**

The recurring net income for the third quarter of 2012 decreased mainly due to the absence of revenues from equity in earnings of affiliates, considering the sale of our stake in Banco BPI in the previous quarter. Additionally, the financial margin in the third quarter decreased mainly due to the negative impact of market fluctuations on trading operations.

Itaú BBA International Balance Sheet

R$ million

	Itaú BBA International	
	Sep 30,12	Jun 30,12
Assets		
Current and Long-term Assets	**16,052**	**15,989**
Cash and Cash Equivalents	313	329
Short-term Interbank Investments	2,298	2,990
Securities and Derivative Financial Instruments	2,036	1,679
Interbank and Interbranch Accounts	0	-
Loans, Lease and Other Credit Operations	7,492	7,736
(Allowance for Loan Losses)	(10)	(12)
Other Assets	3,923	3,267
Foreign Exchange Portfolio	3,636	2,955
Other	286	311
Permanent Assets	**180**	**188**
Total Assets	**16,233**	**16,177**
Liabilities and Equity		
Current and Long-term Liabilities	**14,782**	**14,746**
Deposits	5,885	6,128
Fund from Acceptances and Issue of Securities	3,993	4,071
Interbank and Interbranch Accounts	1	1
Borrowings and Onlendings	2	590
Derivative Financial Instruments	660	600
Foreign Exchange Portfolio	3,668	2,956
Other Liabilities	574	399
Deferred Income	**20**	**19**
Stockholders' Equity	**1,431**	**1,413**
Total Liabilities and Equity	**16,233**	**16,177**

On September 30, 2012, the consolidated assets of Banco Itaú BBA International amounted to R$16.2 billion, in line with the previous quarter. It is worth to highlight that the foreign exchange portfolio positions in assets and liabilities increased when compared to the second quarter due to larger volumes of operations. There was also an increase in the balances of securities and derivatives.

Assets under Administration Private Banking

Assets under management from our activities in the private banking segment (including deposits from clients) reached R$ 33.3 billion, an increase of 2.4% when compared to the second quarter of 2012. If the effect of the depreciation of the Brazilian Real against the U.S. Dollar in the period is excluded, assets under management would have increased by 1.5% in the third quarter, mainly due to the inflow of new assets.

R$ million

26,939
23,895
26,099
26,734
27,391
32,546
33,314
mar/11
jun/11
sep/11
dec/11
mar/12
jun/12
sep/12

Products and services for Foreign Institutional Clients

We also provide to our international institutional clients a broad range of products and services, such as asset management, custody, alternative investment products, equities, fixed-income, and other treasury products. Our clients are served by professionals based in New York, London, Hong Kong, Tokyo and Dubai, as well as by our specialized product teams in Latin America.

Note: The elimination of the exchange rate variation impact was obtained by applying the closing rate of September 30, 2012 to all periods.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 61

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 62

(A free translation of the original in Portuguese)

Report of independent accountants on supplementary information

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of September 30, 2012, on which we issued a report without exceptions dated October 22, 2012, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three-month period ended September 30, 2012.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2012, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, October 22, 2012

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005
T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 64

complete financial statements

Itaú Unibanco Holding S.A.

Itaú

September 30, 2011

1.1

MANAGEMENT REPORT – January to September 2012

To our Stockholders:

We present the Management Report and the Interim Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to September 2012, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (Bacen), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (Susep), and the National Council of Private Insurance (CNSP).

1) Highlights

1.1)	Corporate Events: Public Tender Offer (the “TO”) of Redecard S.A.

We highlight the main events related to Redecard “TO”:

•	In the Auction of September 24, 2012, we purchased 298,989,137 common shares issued by Redecard, representing 44.4% of its respective capital;

•	Both in environment of private trading and in auctions at BM&FBovespa, we purchased, by September 30, additional 100 shares of Redecard and in October, additional 23,987,343 common shares at the amount offered, with the accretion of SELIC variation for the period;

•	With the aforementioned purchases, we now hold 659,461,936 common shares, equivalent to a 98.0% interest;

•	All purchases of shares made as from September 24 and up to the date of this report are equivalent to the investment of R$ 11.3 billion;

•	On October 18, 2012, the Brazilian Securities and Exchange Commission (CVM) cancelled the Redecard’s register as a publicly-held company;

•	The bank expects to consummate the purchase of 100% of non-controlling interest by the end of 2012.

Redecard will continue as an independent company, operating in partnerships with other banks, with increased flexibility in pricing and synergies arising from integration. In addition, the combined use of infrastructures of Redecard and Itaú Unibanco will bring greater flexibility and will expedite the operations both for payment products offered to clients and offered to merchants.

1.2)	Investments in Technology

At the end of September, we announced the investment of R$ 10.4 billion in technology, innovation and services to be made in the period from 2012 to 2015, of which:

- R$ 2.7 billion in data processing systems;

- R$ 0.8 billion for acquisition of software;

- R$ 4.6 billion in system development; and

- R$ 2.3 billion in our Data Center in Mogi Mirim (under construction), one the largest technological centers in the world, with capacity to support the expansion of operations for the next three decades. The completion of the first phase is scheduled for 2014, and is expected to generate about 700 direct jobs, in addition to significantly contributing to the development of the economy, trade and qualification of labor in the region.

The amount of R$ 10.4 billion represents one of the largest private investments to favor the growth of the Brazilian economy, aiming at increasing efficiency, continuously improving the quality of services provided and the response time to customers.

1.2

1.3)	New Concept of Branch and Service

On an innovative way and making use of cutting-edge technology resources, we opened the concept branch in Villa Lobos mall (São Paulo – Capital city) in August, with a differentiated layout inspired in the visual concept of a store, providing more interaction between our managers and clients, in a more appealing, comfortable and safe environment. Itaú’s concept branch located in malls also operates in different working hours, i.e., from 12 noon 8 p.m.

1.4)	Other Highlights

Dow Jones Sustainability World Index (DJSI) - We were selected for the 13th consecutive time to take part in the DJSI, the main sustainability index in the world, in its 2012/2013 edition.

We are the only Latin American bank to be in this index since its creation. The new portfolio is composed of 340 companies of 30 countries, of which only 9 Brazilian companies, three of which are related to the group, namely: Itaúsa, Duratex and Redecard.

In this edition, we reached the maximum rate (100%) of the banking sector in the criteria “Development of Human Capital”, “Engagement with Strategic Audiences” and “Anti-crime and fraud policies/ actions”, in addition to being assigned a score higher than the sector average in all assessment items.

Launch of the New Credit Card – In a pioneer action, we launched the Itaucard 2.0 credit card in August, with the lowest interest rates in the market, between 3.99% and 5.99%, in accordance with the client segment.

Aware that the Brazilian credit card market is growing at a fast pace and becoming increasingly more important as a banking instrument, we are constantly studying methods to improve our products and finding ways to reduce interest rates. In view of this challenge, we analyzed a number of credit card models in the international market and have we conducted, since 2010, a number of surveys and tests to get to this new credit card model.

Since its launch, 300 thousand clients have requested the card, which is offered as a "multiple card", with debit and credit functions.

Facebook - Our fan page reached over 2.7 million fans, and:

•	We have the fan page with the highest number of followers in the financial sector in the world, in accordance to a survey conducted in September 2012 by Social Bakers; and

•	Considering all Brazilian brands in all segments, we are the 8th largest fan page in Brazil.

Market Value on Stock Exchange – On September 30, 2012, we ranked as the 16th largest bank of the world under the market value criterion (R$ 138.4 billion), according to the Bloomberg ranking, despite of the Real depreciation, since the ranking is calculated in US dollars.

Standard & Poor´s Ratings – In July, Standard & Poor´s rating agency disseminated the reassessment of the risk ratings for Brazilian banks, and the rates attributed to Itaú Unibanco Holding improved regarding our capacity to pay short-term liabilities: Foreign Currency Funding (Short Term) from A-3 to A-2, and National Currency Funding (Short Term) from A-3 to A-2.

BMG - The Council for Economic Defense (CADE) approved the association between Itaú Unibanco and Banco BMG. Itaú will hold 70% and BMG 30% of the association, with the purpose of maximizing the performance of the institutions in the payroll advance loan market.

1.5)	Subsequent event

We inform the sale to Experian of our total interest in Serasa. Experian shall pay R$ 1.7 billion to Itaú Unibanco, in cash, for 601,403 SERASA’s shares, representing 16.14% of the company's capital. The result before taxes for the bank, arising from this sale, is estimated at R$ 1.5 billion in the fourth quarter of 2012.

1.3

2) Information and Indicators

The table below shows our main information and indicators. The complete interim financial statements and the Management’s Discussion & Analysis Report, which present further details on the results for the period, are available on the Itaú Unibanco website: www.itau-unibanco.com.br/ri, section Financial Information, option Financial Statements, click in BRGAAP and choose 2012.

	Jan to Sep/12	Jan to Sep/11	Change (%)	3rd Q/12	2nd Q/12	Change (%)

Statement of Income for the Period – R$ billion (1)
Gross income from financial operations	38.3	34.5	11.3%	12.7	11.9	6.5%
Expenses for allowance for loan losses	(18.0)	(14.5)	24.2%	(5.9)	(6.0)	-0.8%
Income from recovery of credits written off as loss	3.5	3.9	-11.2%	1.2	1.1	2.9%
Income from services, income from bank charges, and income from insurance, pension plan and capitalization	17.2	15.9	8.7%	5.7	5.8	-1.6%
Personnel, administrative and other operating expenses	(23.9)	(23.4)	2.4%	(8.0)	(7.9)	1.9%
Tax expenses	(3.3)	(3.0)	10.4%	(1.1)	(1.0)	9.5%
Income tax and social contribution	(2.8)	(2.3)	22.3%	(1.0)	(1.8)	-44.8%
Recurring net income	10.5	10.9	-3.2%	3.4	3.6	-4.8%
Net income	10.1	10.9	-7.7%	3.4	3.3	2.1%
Total dividends and interest on capital (net of taxes)	2.0	2.1	-7.2%	0.5	0.8	-34.7%

Shares – R$
Recurring net income per share (2)	2.33	2.41	-3.3%	0.76	0.79	-4.8%
Net income per share (2)	2.24	2.41	-7.3%	0.75	0.73	2.1%
Book value per share (2)	17.48	15.12	15.6%	17.48	16.74	4.4%
Number of outstanding shares – In thousands	4,518,244	4,512,243	0.1%	4,518,244	4,517,639	0.0%
Dividends and interest on capital per share (net of taxes)	0.4336	0.4668	-7.1%	0.1138	0.1744	-34.7%
Price of preferred share (PN) (3)	30.63	29.09	5.3%	30.63	28.05	9.2%
Price of preferred share (PN)/Net income	10.3	9.0	13.6%	10.3	9.6	7.1%
Price of preferred share (PN)/Stockholders’ equity	1.8	1.9	-8.9%	1.8	1.7	4.6%
Market capitalization – R$ billion (4)(5)	138.4	131.3	5.4%	138.4	126.7	9.2%

				Change (%)
	Sep 30 2012	Dec 31 2011 (6)	Sep 30 2011	Dec 31/11 to Sep 30/12	Sep 30/11 to Sep 30/12
Balance Sheet - R$ billion
Total assets	960.2	851.3	837.0	12.8%	14.7%
Loan portfolio with endorsements and sureties	417.6	397.0	382.2	5.2%	9.3%
Free, raised and managed own assets	1,261.8	1,144.5	1,116.6	10.3%	13.0%
Subordinated debt	48.5	39.0	37.6	24.6%	29.0%
Stockholders’ equity	79.0	71.3	68.2	10.7%	15.8%
Referential equity (Financial Conglomerate)	110.9	92.6	88.1	19.8%	25.8%
Performance Indices (%)
Recurring return on average equity – annualized	19.0%	22.3%	22.4%	-3.3 p.p	-3.4 p.p
Return on average equity – annualized	18.2%	22.3%	22.5%	-4.1 p.p	-4.3 p.p
Return on average assets - annualized	1.5%	1.8%	1.8%	-0.3 p.p	-0.3 p.p
Recurring return on average assets - annualized	1.6%	1.8%	1.8%	-0.2 p.p	-0.2 p.p
Efficiency ratio (7)	45.0%	47.3%	47.4%	-2.3 p.p	-2.4 p.p
Basel ratio (financial conglomerate)	17.4%	16.0%	15.1%	1.4 p.p	2.3 p.p
Fixed assets ratio (Financial Conglomerate)	45.5%	48.6%	49.8%	-3.1 p.p	-4.3 p.p
Significant Data
Employees of Conglomerate	97,030	104,542	105,969	-7.2%	-8.4%
Employees Brazil	90,427	98,258	99,820	-8.0%	-9.4%
Employees Abroad	6,603	6,284	6,149	5.1%	7.4%
Number of service centers	32,833	33,753	34,178	-2.7%	-3.9%
Number of branches (units)	4,115	4,072	4,005	1.1%	2.7%
Number of service centers (units)	901	912	943	-1.2%	-4.5%
Number of ATMs (units)	27,817	28,769	29,230	-3.3%	-4.8%

(1) Excludes the non-recurring effects of each period.

(2) Calculated based on the weighted average of the number of shares;

(3) Calculated based on the average quotation of preferred shares on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) R$ 130.6 billion considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares;

(6) The performance indices refer to the period between January 1, 2011 and December 31, 2011;

(7) Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

1.4

3) Performance

3.1) Income

Net income for the period from January to September 2012 amounted to R$ 10.1 billion, with annualized return of 18.2% on average equity (22.5% in the same period of the previous year). Recurring net income was R$ 10.5 billion, with annualized return of 19.0%. The increase of 11.3% in income from financial operations (before allowance for loan losses) and 8.7% in income from services and bank charges, and income from insurance, pension plan and capitalization operations, as compared to the same period of 2011, added to the control over personnel and administrative expenses, that increase only 2.4% in the period, contributed to the result.

The efficiency ratio reached 45.0% accumulated up to September 2012, as compared to 47.4% achieved in the same period of 2011. The reduction of 240 bps is the result of the efforts of our Efficiency Project started in 2010. In this context, expenses not related to interest posted an increase of 2.7% in the first nine months of 2012 in relation to the same period of 2011, and for comparison purposes, inflation for the first nine months of the year was 3.77% (IPCA).

3.2) Assets

Total consolidated assets reached R$ 960.2 billion and consolidated stockholders’ equity totaled R$ 79.0 billion at September 30, 2012, with growth of 14.7% and 15.8% in the last 12 months, respectively, and 12.8% and 10.7% from January to September.

The diversification of our business is reflected in the composition of our funding and loan portfolio, reducing risks to specific segments, which may be more impacted by the volatility in economy, as follows:

Loan Portfolio and Default

At September 30, 2012, the balance of loan portfolio, including endorsements and sureties, reached R$ 417.6 billion, an increase of 5.2% and 9.3% as compared to December 31 and September 30, 2011, respectively. In conformity with the table below:

	R$ million
				Variation
	Sep 30, 12	Dec 31, 11	Sep 30, 11	Sep/12 – Dec/11	Sep/12 – Sep/11
Individuals	155,377	153,988	147,420	0.9%	5.4%
Credit Card	36,699	38,961	35,586	-5.8%	3.1%
Personal Loans + Own Payroll Loans	38,231	35,069	33,282	9.0%	14.9%
Vehicles	54,046	60,093	60,008	-10.1%	-9.9%
Mortgage Loans	16,687	13,450	12,599	24.1%	32.4%
Argentina/Chile/Uruguay/Paraguay	9,715	6,415	5,945	51.4%	63.4%
Companies	262,225	243,024	234,817	7.9%	11.7%
Corporate	155,038	138,384	133,181	12.0%	16.4%
Very Small, Small and Middle Market	89,448	90,378	88,479	-1.0%	1.1%
Argentina/Chile/Uruguay/Paraguay	17,739	14,263	13,157	24.4%	34.8%
Total with Endorsements and Sureties	417,603	397,012	382,236	5.2%	9.3%

1.5

Individuals – In Brazil, our Loan Portfolio to Individuals reached R$ 155.4 billion at September 30, 2012, 0.9% higher than that posted at December 31, 2011, as an effect of the change in the portfolio composition to mitigate risk. Highlights:

•	Mortgage Loans portfolio reached a growth of 24.1% as compared to the end of December 2011. The offer of Mortgage Loan is promoted by the network of branches, development companies and real estate agencies, as well as through partnerships with Lopes (LPS Brasil – Consultoria de Imóveis S.A.) and Coelho da Fonseca Empreendimentos Ltda., among others.

•	Products such as Personal Loans and Payroll Advance Loans posted a significant growth.

•	We are leaders in the Vehicle Financing and Credit Card segments, with balances at September 30, 2012 of R$ 54.0 billion and R$ 36.7 billion, respectively, with a reduction of 10.1% and 5.8% in the year.

Corporate Segment – In Brazil, our portfolio of Loan Operations to Companies reached R$ 262.2 billion at September 30, 2012, posting a growth in relation to December 31, 2011 and September 30, 2011. In the Very Small, Small and Middle Market Company segment, we serve companies with annual revenue of up to R$ 150 million, which are supported by a dedicated structure, with specific products and services. Through Itaú BBA, we serve around 2,500 of the largest corporate groups in Brazil, with a loan portfolio composed of loans in national and foreign currency, mandatory loans (BNDES Onlending, Rural Credit and Mortgage Loans) and guarantees.

In other countries, our loan portfolio for Mercosur operations (Argentina, Chile, Uruguay and Paraguay) posted a significant growth in the individual and corporate segments.

Default - Total default rate, considering the balance of operations overdue for over 90 days reached 5.1% at September 30, 2012, posting an increase of 20 bps as compared to December 31, 2011, and a improvement of 10 bps increase as compared to June 2012. This ratio reached 7.5% for the portfolio of credit to individuals and 3.3% for portfolio of credit to companies at the end of September 2012. The default rate from 15 to 90 days posted an improvement with a decrease between June and September 2012, showing signs of turning cycles of high delinquency from 7.5 to 7.2% in Individuals, from 2.2% to 1.8% in Companies and, in total, from 4.5% to 4.2%.

3.3) Funding & Funds Under Management

Free, raised and managed assets totaled R$ 1.3 trillion at September 30, 2012, an 13.0% growth as compared to September, 2011. Of this total, 41.2% refer to investment funds, managed portfolios and technical provisions for insurance, pension plan and capitalization, 30.6% to deposits, debentures, and funds from bills, and 28.2% to Own assets and other funding.

The increase in funding (net of Compulsory deposits and Cash and cash equivalents) enabled the improved Loan portfolio and funding ratio, reaching 93.6% at September 30, 2012.

Real Estate Credit Bills (LCI) – Funding operations through issues of LCIs increased 12.3% in the first nine months of 2012 as compared to the same period of the previous year.

3.4) Capital Strength

Basel ratio was 17.4% at the end of September, posting an increase of 230 bps, compared to the same period of the previous year, an event that evidences our strength in the capital basis.

Subordinated Notes - In the period from January to September 2012, we issued new subordinated debt level II, which significantly increased our capital basis. In the domestic market, the bank issued a total of R$ 10.1 billion in subordinated financial bills and in the foreign market three new placements, in the amount of US$ 550 million in January, of US$ 1,250 million in March, and US$ 1,375 million in July, totaling US$ 3.2 billion, were carried out. This amount accounts for approximately 29% of total foreign issues in dollar by Brazilian financial institutions in the capital markets, which showed, over the relevant period, the investors’ interest in the issues of Itaú Unibanco Holding.

1.6

4) Business

Commercial Bank - At the end of September 2012, we had 5,016 bank points of service, including regular branches and service centers (Postos de Atendimento Bancário - PAB) distributed in Brazil and abroad.

We kept the focus of Itaú Personnalité on gaining market share in investments and pension plan for the high income segment, and on continuing to expand the exclusive branch network, as we opened 19 new points in the first nine months of 2012, represent a 23.3% increase compared to the same period of the previous year.

With the purpose of providing more convenience and easiness, particularly to our account holders, we changed the service hours of 46 branches in malls that now open from 12 noon to 8 p.m., adjusting the operation of these points to the time of higher flow of people.

In the Private Bank segment, we are the largest bank in Latin America and remain the leader in the Brazilian market, with over 25.0% of market share, according to the Brazilian Financial and Capital Markets Association (ANBIMA), by providing services to over 5,350 economic groups.

In the Assets under Administration segment, in which Privatization Funds, Fixed Income, Equities Funds, Investment Clubs and Clients’ and the Group’s Portfolios are managed in Brazil and abroad, we reached R$ 432.3 billion in managed assets, with 19.3% market share and we rank 2nd in the global administration ranking, according to ANBIMA.

We are leaders in providing of custody services and bookkeeping of shares. We have a total of R$ 898.3 billion in assets under custody, which represents 25.0% market share, according to ANBIMA, and we provide bookkeeping of shares services to 63.3% of total companies listed on the BM&FBovespa.

Kinea – In August, Kinea completed the funding of another FII (Mortgage Investment Fund) for Development with committed capital of R$ 197 million, focused on high-income clients. In September, the funding of a new set of Private Equity Funds in the amount of the committed capital, of approximately R$ 1 billion, was completed. With such funding, Kinea is among the largest independent managers in Brazil, with R$ 3.6 billion of assets under management.

Insurance, Life, Pension Plan and Capitalization – The operations in these businesses in terms of volume of revenue for premiums, social security contributions and capitalization certificates reached R$ 18.2 billion from January to September 2012 and technical provisions totaled R$ 87.2 billion at the end of September 2012, not including foreign operations.

From January to September, total funding of private pension plans reached R$ 13.5 billion, an increase of 48.2% as compared to the same period of the previous year, mainly influenced by the 56.2% increase in funding from VGBL product. Net funding, which represents total funding less redemptions and external portability, posted a 76.2% increase as compared to the first nine months of 2011.

Porto Seguro - Noteworthy is that we hold 30% of capital of the company, the leading company in residence and automobile insurance segment in Brazil. According to Susep (Superintendency of Private Insurance), in January to August, Porto Seguro held a market share of 25.4% in the automobile insurance segment and 27.0% in the residence insurance segment.

Consumer Credit – We are leaders in the consumer credit segment in Brazil, by means of Itaucard, Hipercard, and partnerships, offering a diversified range of products to accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. From January through September 2012, the transacted amount reached R$ 125.2 billion, an 13.3% increase in relation to the same period of 2011.

1.7

Itaú BBA – In the investment banking area, we highlight as follows:

•	Fixed Income - in the period from January to August 2012, we took part in operations of debentures, promissory notes and securitization, which totaled R$ 12.6 billion. In the ANBIMA ranking of distribution of fixed income from January to August 2012, we reached the first place in volume, with 28.8% market share. In international issues of fixed income, we acted as the joint book runner of offerings, with total volume of US$ 17.3 billion, reaching the first place in the ranking of Issues of Brazilian Companies for September 2012 disseminated by BondRadar.

•	Mergers and Acquisitions – we provide financial advisory on 50 transactions by September 2012 and achieved the leadership of the Thomson Reuters ranking in volume of operations, accumulating the amount of US$ 14.9 billion.

•	Itaú Corretora – by September 2012, we were ranked fifth among the brokerage companies, with a 5.5% market volume. In Futures Market, we ended that period with 9.4% market share, ranked fourth among the brokerage companies.

We highlight the following operations in the Wholesale banking activity of Itaú BBA:

•	The loan portfolio and joint obligations of Itaú BBA reached the amount of R$ 155.0 billion, a 16.4% increase as compared to September 2011. Financing positions in foreign trade posted a growth of 23.9%, as compared to September 2011.

•	Derivatives – Itaú BBA maintained its leadership in CETIP (Clearing House for Custody and Financial Settlement of Securities) in derivative operations with companies, mainly in operations hedging the exposures to foreign currencies, interest rates and commodities. The volume of contracted operations from January to September 2012 was 6.2% higher than in the same period of prior year.

•	Project Finance – In the period from January to September 2012, the bank was contracted to work in 60 structuring and/or advisory projects which exceeded R$ 75 billion in investments.

Activities Abroad - In addition to Brazil, we acted in regions such as: Latin America, Europe, North America, Middle East and Asia. In the period from January to September, our business abroad posted recurring net income of R$ 1.5 billion, with total assets of R$ 189.1 billion at September 30, 2012, with the opening of 13 new branches. The Loan portfolio reached R$ 25.6 billion in the first nine months, with a 43.8% increase as compared to the same period of 2011.

We are in the pre-operating phase in the organization of Itaú BBA Colômbia S.A. – Corporación Financiera. For this reason, in July and September 2012, capitalization was carried out in the company organized in Colombia, totaling approximately US$ 200 million. The start-up is scheduled for the last quarter of 2012, after obtaining the operating license from the local regulatory authority.

5) People

Itaú Unibanco had the support of approximately 97 thousand people at the end of September 2012, including approximately 6.6 thousand employees in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$ 6.9 billion in the first nine months of the year. Welfare benefits granted to employees and their dependants totaled R$ 949.0 million. In addition, over R$ 177.4 million were invested in training programs during the period, totaling 1.6 million hours.

6) Sustainability and Corporate Governance

In August, we made available Itaú Unibanco’s new portal on the responsible use of Money, (www.itau.com.br/usoconsciente), an innovative financial education tool which purpose is to help people to make better use of money in different times of their lives. The bank’s clients and non-clients have access to topics addressing, on a simple basis, everyday situations such as: hints to get out of the red; saving without giving up consumption; talking about money within the family, among others, and they can also send questions that will be answered by the institution’s experts.

1.8

Strengthening our commitment to the transparency and communication with the market, during the first nine months of 2012:

•	we took part in 19 conferences and road shows in Brazil and abroad, which contributed to strengthen our relationship with stockholders, analysts and investors in the Brazilian and international markets;

•	we held 20 of the 22 meetings scheduled for the 2012 Apimec Cycle for all regions of Brazil. With an innovative language, the presentation of these meetings involves economic aspects of the country and the main information of our institution, such as financial performance, business areas and outlook for the sector. The next two Apimec meetings will occur on November 7 in Rio de Janeiro, and on November 28 in Porto Alegre;

•	we were present in 11 financial education events (Expo Money) all over Brazil, and a total of 13 fairs is schedule up to the end of 2012.

On September 25, we held for the 17th consecutive year the Apimec meeting in São Paulo, which was attended by 572 people among stockholders, analysts and other stakeholders, and other 500 people followed the event live on the internet.

7) Social and cultural investments

Social and cultural investments are aimed at anticipating changes, improving learning experiences and focusing on projects and initiatives that lead to transformation in society.

Aware of our responsibility, in the period from January to September 2012 we invested R$ 130.8 million in education, culture and sports actions.

Our main initiatives in the period from January to September were:

•	Instituto Unibanco: in the third quarter of 2012, Instituto Unibanco held two national qualification programs, gathering approximately 600 people belonging to the seven State Education Departments that develop the Jovem do Futuro (Youth with a Future) Project. Additionally, 27 qualification programs were held in the respective States, with approximately 1,300 school managers, and three qualification programs with 400 students of the Agentes Jovens (Young Agents) program.

•	Fundação Itaú Social: in August and September, non-government organizations enrolled to apply for funds from Fundo Itaú Excelência Social (Fies – Itaú Social Excellence Fund). In 2012, the Fund will invest R$ 2.4 million in up to 14 NGOs acting in the education area. Each chosen organization will also receive financial support, in addition to technical support, monitoring and qualification of their managers, offered by Fundação Itaú Social.

•	Itaú Cultural: from January to September 2012, approximately 198 thousand people visited Itaú Cultural. The site of the institute had 9 million accesses, of which 7 million accessed the virtual encyclopedias. In the same period, Auditório Ibirapuera received over 117 thousand visitors, between in-house and off-site presents, and 31 shows were held there. The institution invested over R$ 37.7 million in cultural projects and initiatives, of which R$ 13.2 million (35%) under the Rouanet Law.

8) Awards and Recognition

•	Institutional Investor Magazine – considering eight awards we were in first place in six: Best Investor Relations nominated by the Sell and Buy Side; Best CEO nominated by the Sell and Buy Side; Best CFO nominated by the Buy Side and Best Investor Relations Professional nominated by the Buy Side.

•	Ranked first among the Latin American financial institutions in Top 1000 World Banks 2012 (The Banker magazine – Financial Times);

•	Acknowledged in the Banks Category in the Época Negócios 360[o] (Yearly Issue Época Negócios 360o) (Época Negócios magazine) and The Best of Dinheiro 2012 (Isto É Dinheiro magazine);

1.9

•	Ranked 1st in the Maiores e Melhores (Best and Largest) 2012 (Exame magazine) in the list of the 50 largest Brazilian Banks by equity;

•	1st place since 2007 in the Banks category of Top of Mind Internet Award (Datafolha-UOL), a survey that acknowledges professionals and brands that value the online media;

•	Acknowledged as one of the 10 best ombudsman services in Brazil, in the Ouvidorias Brasil 2012 (Ombudsman Services Brazil 2012) Award;

•	Business - Itaú BBA was acknowledged for the third time as the Most Innovative Investment Bank in Latam, the most innovative investment bank in Latin America (The Banker - Financial Times), by the fifth consecutive time as the Best Cash Management Brasil (Euromoney magazine), and elected as the Best Investment Bank in Brazil 2012 (Euromoney Awards for Excellence 2012);

•	People - Itaú Unibanco was considered one of the Great Places to Work (Great Places to Work in partnership with Época magazine), Empresa dos Sonhos dos Jovens (Dream Companies to Work by Youngsters) (Cia. de Talentos), and the Best Companies to Work (Você S.A. Guide) out of 150 companies;

•	Sustainability - Green Project Awards Brazil for the best mobilization campaign with the Bike Rio project, Época Empresa Verde (Green Company Época) Award (Época magazine), as one of the companies with good environmental practices, and awarded in three categories in the Empresário Amigo do Esporte (Entrepreneur Friend of Sport) Award (Ministry of Sport), and it is one of the four companies that most invested in this sector under the Incentive Law.

9) Independent Auditors – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to September 2012, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 24, 2012 – vulnerability analysis and application intrusion tests on the internet perimeter;

•	February 17 and August 2, 2012 – review of aspects related to the business continuity program;

•	February 23, March 29, July 4 and July 31, 2012 – acquisition of technical material;

•	February 28, 2012 – consulting services for obtaining GIPS (Global Investment Performance Standards) certification;

•	March 6, June 12, and August 10, 2012 – attendance at courses open to the public, related to finance and accounting;

•	April 27 and August 7, 2012 – consulting services in the authorization request to the regulatory body for opening a subsidiary.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

1.10

10) Circular No. 3,068/01 – BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3.2 billion, corresponding to only 1.4% of total securities held.

Acknowledgements

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of October 22, 2012).

2.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALFREDO EGYDIO SETUBAL	CAIO IBRAHIM DAVID
CANDIDO BOTELHO BRACHER	CLAUDIA POLITANSKI
DEMOSTHENES MADUREIRA DE PINHO NETO	MARCOS DE BARROS LISBOA
GUSTAVO JORGE LABOISSIÈRE LOYOLA	RICARDO BALDIN
HENRI PENCHAS	SÉRGIO RIBEIRO DA COSTA WERLANG
ISRAEL VAINBOIM
NILDEMAR SECCHES
PEDRO LUIZ BODIN DE MORAES	Directors
RICARDO VILLELA MARINO	ALEXSANDRO BROEDEL LOPES
ANA TEREZA DE LIMA E SILVA PRANDINI
EDUARDO HIROYUKI MIYAKI
EMERSON MACEDO BORTOLOTO
AUDIT COMMITTEE	ROBERT GEORGE STRIBLING (**)
President	RODRIGO LUÍS ROSA COUTO
GUSTAVO JORGE LABOISSIÈRE LOYOLA	ROGÉRIO PAULO CALDERÓN PERES

Members
ALKIMAR RIBEIRO MOURA	(*) Investor Relations Director
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES	(**) Elected at Board Meeting on July 23, 2012. Awaiting BACEN approval.
GUY ALMEIDA ANDRADE
LUIZ ALBERTO FIORE

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
LUIZ ALBERTO DE CASTRO FALLEIROS	CARLOS ANDRÉ HERMESINDO DA SILVA
CRC - 1SP281528/O-1

2.2

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	FERNANDO JOSÉ COSTA TELES
FLAVIO AUGUSTO AGUIAR DE SOUZA
Executive Vice-Presidents	FRANCISCO VIEIRA CORDEIRO NETO
ALEXANDRE DE BARROS	GUILHERME MARTINS VASCONCELOS
ALFREDO EGYDIO SETUBAL	HENRIQUE PINTO ECHENIQUE
JOSÉ CASTRO ARAÚJO RUDGE	IBRAHIM JOSÉ JAMHOUR
JOSÉ ROBERTO HAYM	JOÃO ANTONIO DANTAS BEZERRA LEITE
LUÍS OTAVIO MATIAS	JOÃO LUIZ DE MEDEIROS
MÁRCIO DE ANDRADE SCHETTINI	JORGE LUIZ VIEGAS RAMALHO
MARCO AMBROGIO CRESPI BONOMI	JOSÉ FÉLIX VALENCIA RÍOS
MARCOS DE BARROS LISBOA	JOSÉ ISERN
RICARDO VILLELA MARINO	JOSÉ VIRGILIO VITA NETO
SÉRGIO RIBEIRO DA COSTA WERLANG	LEILA CRISTIANE BARBOZA BRAGA DE MELO
LUÍS EDUARDO GROSS SIQUEIRA CUNHA
Executive Directors	LUIS TADEU MANTOVANI SASSI
ANDRÉ SAPOZNIK	LUIZ ANTONIO NOGUEIRA DE FRANÇA
CAIO IBRAHIM DAVID	LUIZ EDUARDO LOUREIRO VELOSO
CARLOS EDUARDO MONICO	LUIZ FERNANDO BUTORI REIS SANTOS
CELSO SCARAMUZZA	LUIZ SEVERIANO RIBEIRO
CLAUDIA POLITANSKI	MARCELO BOOCK
FERNANDO MARSELLA CHACON RUIZ	MARCELO DA COSTA LOURENÇO
GUSTAVO ADOLFO FUNCIA MURGEL	MARCELO LUIS ORTICELLI
LUIS ANTONIO RODRIGUES	MARCO ANTONIO SUDANO
OSVALDO DO NASCIMENTO	MARCOS ANTÔNIO VAZ DE MAGALHÃES
MARCOS AUGUSTO CAETANO DA SILVA FILHO
Directors	MARCOS SILVA MASSUKADO
ADILSO MARTINS DE LIMA	MARCOS VANDERLEI BELINI FERREIRA
ADRIANO BRITO DA COSTA LIMA	MARIA IRENE GARCETE DE GAVILAN
ADRIANO CABRAL VOLPINI	MARIO LUIZ AMABILE
ALBERTO FERNANDES	MESSIAS DOS SANTOS ESTEVES
ALEXANDRE JADALLAH AOUDE	MILTON MALUHY FILHO
ALEXSANDRO BROEDEL LOPES	NATACHA LITVINOV
ANA CARLA ABRÃO COSTA	OSVALDO JOSÉ DAL FABBRO
ANA TEREZA DE LIMA E SILVA PRANDINI	PAULO EIKIEVICIUS CORCHAKI
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS EDUARDO DE CASTRO	RENATA HELENA DE OLIVEIRA TUBINI
CARLOS EDUARDO MACCARIELLO	RENÊ MARCELO GONÇALVES
CARLOS HENRIQUE DONEGÁ AIDAR	RICARDO LIMA SOARES
CARLOS ORESTES VANZO	RICARDO ORLANDO
CESAR PADOVAN	RICARDO RIBEIRO MANDACARU GUERRA
CÍCERO MARCUS DE ARAÚJO	RICARDO URQUIJO LAZCANO
CINTIA CARBONIERI ARAÚJO	ROBERTO FERNANDO VICENTE
CLAUDIO CÉSAR SANCHES	ROBERTO MASSARU NISHIKAWA
CLAUDIO JOSÉ COUTINHO ARROMATTE	RODRIGO LUIS ROSA CUTO
COSMO FALCO	ROGERIO CARVALHO BRAGA
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROGÉRIO PAULO CALDERÓN PERES
CRISTINA CESTARI SPADA	ROMILDO GONÇALVES VALENTE
DANIEL LUIZ GLEIZER	ROONEY SILVA
EDILSON PEREIRA JARDIM	SERGIO GUILLINET FAJERMAN
ERNESTO ANTUNES DE CARVALHO	SERGIO SOUZA FERNANDES JÚNIOR
FABIO DI PACE MENEZES	VILMAR LIMA CARREIRO
FERNANDO DELLA TORRE CHAGAS	WAGNER BETTINI SANCHES

2.3

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
ROBERTO EGYDIO SETUBAL	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ALEXANDRE ENRICO SILVA FIGLIOLINO
Vice-Chairmen	ÁLVARO DE ALVARENGA FREIRE PIMENTEL
ALFREDO EGYDIO SETUBAL	ANDRÉ CARVALHO WHYTE GAILEY
FERNÃO CARLOS BOTELHO BRACHER	ANDRÉ DEL BEL CURY
ANDRÉ FERRARI
Members	ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
ANTONIO CARLOS BARBOSA DE OLIVEIRA	ANTONIO SANCHEZ JUNIOR
CANDIDO BOTELHO BRACHER	EDUARDO CARDOSO ARMONIA
EDUARDO MAZZILLI DE VASSIMON	EDUARDO CORSETTI
HENRI PENCHAS	EMERSON SAVI JUNQUEIRA
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	FABIO MASSASHI OKUMURA
JOSÉ ROBERTO HAYM	FERNANDO HENRIQUE MEIRA DE CASTRO
SÉRGIO RIBEIRO DA COSTA WERLANG	FLÁVIO DELFINO JUNIOR
GILBERTO FRUSSA
EXECUTIVE BOARD	GUSTAVO HENRIQUE PENHA TAVARES
Chief Executive Officer	ILAN GOLDFAJN
CANDIDO BOTELHO BRACHER	JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE
Managing Vice-Presidents	JORGE BEDRAN JETTAR
ALBERTO FERNANDES	JOSÉ AUGUSTO DURAND
DANIEL LUIZ GLEIZER	LUIZ FELIPE MONTEIRO ARCURI TREVISAN
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	MARCELLO PECCININI DE CHIARO
MARCELO ARIEL ROSENHEK
MARCO ANTONIO SUDANO
Executive Directors	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ALEXANDRE JADALLAH AOUDE	MÁRIO LÚCIO GURGEL PIRES
ANDRÉ LUÍS TEIXEIRA RODRIGUES	MÁRIO LUÍS BRUGNETTI
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO	PAULO DE PAULA ABREU
FERNANDO FONTES IUNES	RODERICK SINCLAIR GREENLEES
MARCELO TREVISAN MARANGON	RODRIGO PASTOR FACEIRO LIMA
MILTON MALUHY FILHO	THALES FERREIRA SILVA
VANESSA LOPES REISNER

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
LUÍS OTÁVIO MATIAS	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	MARCOS DE BARROS LISBOA

Directors	Executive Directors
ADRIANO CABRAL VOLPINI	ANDRÉ HORTA RUTOWITSCH
ALEXSANDRO BROEDEL LOPES	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
ANA TEREZA DE LIMA E SILVA PRANDINI	JOSÉ CASTRO ARAÚJO RUDGE
CLÁUDIO JOSÉ COUTINHO ARROMATTE
EVANIR COUTINHO USSIER	Directors
FÁBIO MASSASHI OKUMURA	ADRIANO CABRAL VOLPINI (*)
FERNANDO JOSÉ COSTA TELES	ANA TEREZA DE LIMA E SILVA PRANDINI (*)
HENRIQUE PINTO ECHENIQUE	ALEXSANDRO BROEDEL LOPES (**)
LUÍS FERNANDO STAUB	HENRIQUE PINTO ECHENIQUE (**)
MARCOS ANTÔNIO VAZ DE MAGALHÃES	MARIO LUIZ AMABILE (**)
MARCOS VANDERLEI BELINI FERREIRA
MARIO LUIZ AMABILE

(*) Elected at EGM on April 12, 2012. Awaiting Susep approval.
(**) Elected at EGM on May 31, 2012. Awaiting Susep approval.

3.1

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

ASSETS	NOTE	09/30/2012	09/30/2011
CURRENT ASSETS		706,038,456	623,106,858
CASH AND CASH EQUIVALENTS		13,103,962	11,509,343
INTERBANK INVESTMENTS	4b and 6	162,895,073	98,414,594
Money market		142,631,765	74,361,027
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,550,201	3,326,861
Interbank deposits		17,713,107	20,726,706
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	180,685,791	150,164,831
Own portfolio		50,363,127	40,465,820
Subject to repurchase commitments		29,028,595	27,437,426
Pledged in guarantee		6,061,433	7,727,318
Securities under resale agreements with free movement		88,986	2,494
Deposited with the Central Bank		12,591,352	3,067,191
Derivative financial instruments		6,289,799	9,273,318
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	69,856,629	54,090,499
Assets guaranteeing technical provisions – other securities	11b	6,405,870	8,100,765
INTERBANK ACCOUNTS		68,050,957	101,137,487
Pending settlement		3,642,547	3,631,417
Central Bank deposits		64,359,216	97,409,077
National Housing System (SFH)		1,106	392
Correspondents		32,654	66,679
Interbank onlending		15,434	29,922
INTERBRANCH ACCOUNTS		45,053	78,356
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	190,369,182	176,072,265
Operations with credit granting characteristics	4e	205,865,976	190,802,388
(Allowance for loan losses)	4f	(15,496,794)	(14,730,123)
OTHER RECEIVABLES		87,441,291	82,518,418
Foreign exchange portfolio	9	40,328,553	39,069,675
Income receivable		1,278,004	1,233,949
Transactions with credit card issuers	4e	17,466,525	14,117,272
Receivables from insurance and reinsurance operations	4mI and 11b	3,832,954	3,769,044
Negotiation and intermediation of securities		2,612,552	2,594,693
Sundry	13a	21,922,703	21,733,785
OTHER ASSETS	4g	3,447,147	3,211,564
Assets held for sale		151,515	126,955
(Valuation allowance)		(42,148)	(52,203)
Unearned premiums of reinsurance	4mI	703,734	593,043
Prepaid expenses	4g and 13b	2,634,046	2,543,769
LONG-TERM RECEIVABLES		231,030,307	202,687,396
INTERBANK INVESTMENTS	4b and 6	447,218	1,104,035
Money market		5	5
Interbank deposits		447,213	1,104,030
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	53,870,599	35,419,373
Own portfolio		33,015,876	20,521,095
Subject to repurchase commitments		11,117,179	7,714,655
Pledged in guarantee		611,621	1,587,168
Securities under resale agreements with free movement		-	97,073
Derivative financial instruments		4,755,155	4,587,035
Assets guaranteeing technical provisions – other securities	11b	4,370,768	912,347
INTERBANK ACCOUNTS - National Housing System (SFH)		665,268	660,151
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	141,758,683	134,487,893
Operations with credit granting characteristics	4e	153,944,316	144,476,298
(Allowance for loan losses)	4f	(12,185,633)	(9,988,405)
OTHER RECEIVABLES		32,944,074	29,484,644
Foreign exchange portfolio	9	621,334	1,204,141
Sundry	13a	32,322,740	28,280,503
OTHER ASSETS – Prepaid expenses	4g and 13b	1,344,465	1,531,300
PERMANENT ASSETS		23,147,466	11,200,050
INVESTMENTS	4h and 15a Il	3,324,158	2,897,961
Investments in affiliates		2,365,544	1,797,668
Other investments		1,163,906	1,295,877
(Allowance for losses)		(205,292)	(195,584)
REAL ESTATE IN USE	4i and 15b	5,330,113	4,920,687
Real estate in use		3,367,455	3,272,255
Other fixed assets		9,177,275	8,580,621
(Accumulated depreciation)		(7,214,617)	(6,932,189)
GOODWILL	4j and 15b	10,068,929	95,087
INTANGIBLE ASSETS	4k and 15b	4,424,266	3,286,315
Acquisition of rights to credit payroll		1,668,789	2,469,891
Other intangible assets		4,812,760	3,196,846
(Accumulated amortization)		(2,057,283)	(2,380,422)
TOTAL ASSETS		960,216,229	836,994,304

The accompanying notes are an integral part of these financial statements.

3.2

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

LIABILITIES	NOTE	09/30/2012	09/30/2011
CURRENT LIABILITIES		518,642,703	445,193,576
DEPOSITS	4b and 10b	159,641,813	155,075,923
Demand deposits		29,817,694	26,069,204
Savings deposits		77,413,953	63,334,088
Interbank deposits		9,261,769	1,834,838
Time deposits		43,148,397	63,837,793
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	134,124,016	99,009,345
Own portfolio		67,401,791	61,186,174
Third-party portfolio		66,487,407	36,047,478
Free portfolio		234,818	1,775,693
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	32,853,856	21,397,491
Real estate, mortgage, credit and similar notes		23,008,711	14,486,823
Debentures		2,616,549	61,008
Foreign borrowings through securities		7,228,596	6,849,660
INTERBANK ACCOUNTS		4,303,979	4,610,250
Pending settlement		3,167,626	3,464,153
Correspondents		1,136,353	1,146,097
INTERBRANCH ACCOUNTS		4,055,688	4,013,370
Third-party funds in transit		4,048,132	4,012,581
Internal transfer of funds		7,556	789
BORROWINGS AND ONLENDING	4b and 10e	30,292,811	30,860,511
Borrowings		18,623,732	18,206,749
Onlending		11,669,079	12,653,762
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	5,036,698	7,784,931
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4m II and 11a	32,066,010	10,497,508
OTHER LIABILITIES		116,267,832	111,944,247
Collection and payment of taxes and contributions		4,517,450	4,635,777
Foreign exchange portfolio	9	40,495,090	38,536,542
Social and statutory	16b II	2,335,915	2,276,523
Tax and social security contributions	4n, 4o and 14c	8,375,074	8,128,513
Negotiation and intermediation of securities		5,099,896	3,197,918
Credit card operations	4e	38,979,670	33,009,258
Subordinated debt	10f	4,631,588	8,782,333
Sundry	13c	11,833,149	13,377,383
LONG-TERM LIABILITIES		360,660,808	321,191,486
DEPOSITS	4b and 10b	72,277,542	65,599,408
Interbank deposits		254,083	322,500
Time deposits		72,023,459	65,276,908
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	111,147,697	96,559,948
Own portfolio		94,345,489	84,931,761
Free portfolio		16,802,208	11,628,187
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	24,190,179	19,567,731
Real estate, mortgage, credit and similar notes		16,814,606	11,013,838
Debentures		-	1,053,441
Foreign borrowings through securities		7,375,573	7,500,452
BORROWINGS AND ONLENDING	4b and 10e	26,560,967	27,011,632
Borrowings		3,370,086	3,592,093
Onlending		23,190,881	23,419,539
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	4,088,688	3,425,611
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	55,215,048	59,672,187
OTHER LIABILITIES		67,180,687	49,354,969
Foreign exchange portfolio	9	629,586	1,222,095
Tax and social security contributions	4n, 4o and 14c	13,041,071	12,319,640
Subordinated debt	10f	43,912,152	28,855,366
Sundry	13c	9,597,878	6,957,868
DEFERRED INCOME	4p	812,922	862,055
MINORITY INTEREST IN SUBSIDIARIES	16e	1,121,285	1,541,474
STOCKHOLDERS’ EQUITY	16	78,978,511	68,205,713
Capital		45,000,000	45,000,000
Capital reserves		812,352	640,515
Revenue reserves		33,503,773	24,520,164
Asset valuation adjustment	4c, 4d and 7d	1,189,720	(250,829)
(Treasury shares)		(1,527,334)	(1,704,137)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		960,216,229	836,994,304

The accompanying notes are an integral part of these financial statements.

3.3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	NOTE	09/30/2012	09/30/2011
INCOME FROM FINANCIAL OPERATIONS		76,334,176	75,153,793
Loan, lease and other credit operations		45,900,362	43,818,804
Securities and derivative financial instruments		19,557,163	19,834,091
Financial income from insurance, pension plan and capitalization operations	11c	5,314,080	4,139,521
Foreign exchange operations		1,001,844	384,266
Compulsory deposits		4,560,727	6,977,111
EXPENSES OF FINANCIAL OPERATIONS		(37,989,523)	(40,696,256)
Money market		(31,515,987)	(35,202,992)
Financial expenses on technical provisions for pension plan and capitalization	11c	(4,803,337)	(3,640,425)
Borrowings and onlending		(1,670,199)	(1,852,839)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES		38,344,653	34,457,537
RESULT OF ALLOWANCE FOR LOAN LOSSES	8d I	(14,482,032)	(10,544,131)
Expenses for allowance for loan losses		(17,959,140)	(14,458,717)
Income from recovery of credits written off as loss		3,477,108	3,914,586
GROSS INCOME FROM FINANCIAL OPERATIONS		23,862,621	23,913,406
OTHER OPERATING REVENUES (EXPENSES)		(10,278,068)	(11,041,743)
Banking service fees	13d	10,767,367	10,209,777
Asset management		2,232,894	1,945,688
Current account services		453,188	498,753
Credit cards		4,748,607	4,428,217
Sureties and credits granted		1,165,739	1,280,228
Receipt services		1,051,608	988,124
Other		1,115,331	1,068,767
Income from bank charges	13e	4,348,110	3,750,327
Result from insurance, pension plan and capitalization operations	11c	2,121,522	1,895,564
Personnel expenses	13f	(10,286,591)	(10,048,366)
Other administrative expenses	13g	(10,549,893)	(10,266,329)
Tax expenses	4o and 14a II	(3,317,217)	(3,005,351)
Equity in earnings of affiliates and other investments	15a lll	189,878	(36,666)
Other operating revenues	13h	193,633	303,538
Other operating expenses	13i	(3,744,877)	(3,844,237)
OPERATING INCOME		13,584,553	12,871,663
NON-OPERATING INCOME		(285,951)	189,134
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		13,298,602	13,060,797
INCOME TAX AND SOCIAL CONTRIBUTION	4o and 14a I	(2,531,032)	(1,416,624)
Due on operations for the period		(6,769,073)	(5,234,377)
Related to temporary differences		4,238,041	3,817,753
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(122,972)	(163,356)
MINORITY INTEREST IN SUBSIDIARIES	16e	(542,453)	(540,936)
NET INCOME		10,102,145	10,939,881
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,517,937,352	4,534,808,116
NET INCOME PER SHARE – R$		2.24	2.41
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 09/30)		17.48	15.12

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	438,832	(45,263)
NET INCOME WITHOUT NONRECURRING EFFECTS		10,540,977	10,894,618
NET INCOME PER SHARE – R$		2.33	2.41

The accompanying notes are an integral part of these financial statements.

3.4

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 09/30/2012	01/01 to 09/30/2011
ADJUSTED NET INCOME		31,307,156	26,188,624
Net income		10,102,145	10,939,881
Adjustments to net income:		21,205,012	15,248,743
Granted options recognized		151,500	121,902
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7i	930,095	644,804
Effects of changes in exchange rates on cash and cash equivalents		(1,246,762)	(1,927,488)
Allowance for loan losses		17,959,140	14,458,717
Interest and foreign exchange expense from operations with subordinated debt		3,310,483	3,292,494
Interest expense from operations with debentures		132,004	137,235
Financial expenses on technical provisions for pension plan and capitalization		4,803,337	3,640,425
Depreciation and amortization	15b	1,645,983	1,617,310
Adjustment to legal liabilities – tax and social security		634,853	486,145
Adjustment to provision for contingent liabilities		335,811	(201,799)
Deferred taxes		(4,238,041)	(3,817,753)
Equity in earnings of affiliates and other investments	15a lll	(189,878)	36,666
Interest and foreign exchange income from available-for-sale securities		(3,706,845)	(3,052,056)
Interest and foreign exchange income from held-to-maturity securities		(401,047)	(324,038)
(Gain) loss from sale of available-for-sale financial assets	7f	879,625	148,486
(Gain) loss from sale of investments		(235,252)	(351,820)
(Gain) loss from sale of foreclosed assets		(15,774)	2,871
(Gain) loss from sale of fixed assets		6,641	(89,418)
(Gain) loss from rescission of operations of intangible assets		1,517	(1,080)
Minority interest		542,453	540,936
Other		(94,831)	(113,796)
CHANGE IN ASSETS AND LIABILITIES		18,534,824	(28,034,551)
(Increase) decrease in Assets		(48,719,246)	(79,361,604)
Interbank investments		(28,416,038)	(23,076,805)
Securities and derivative financial instruments		(27,246,810)	5,139,575
Compulsory deposits with the Central Bank of Brazil		(643,477)	(11,632,607)
Interbank and interbranch accounts (assets/liabilities)		35,116,322	1,235,701
Loan, lease and other credit operations		(30,427,169)	(52,018,047)
Other receivables and other assets		743,097	1,364,730
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		2,154,829	(374,151)
(Decrease) increase in Liabilities		67,254,070	51,327,053
Deposits		(10,717,067)	17,987,273
Deposits received under securities repurchase agreements		56,453,176	(4,087,060)
Funds for issuance of securities		3,909,068	15,643,148
Borrowings and onlending		251,718	10,534,178
Credit card operations (assets/liabilities)		(1,256,209)	78,077
Technical provision for insurance, pension plan and capitalization		8,329,215	5,076,611
Collection and payment of taxes and contributions		3,661,475	3,941,419
Other liabilities		6,645,983	2,057,217
Deferred income		(23,289)	96,190
Payment of income tax and social contribution		(5,611,052)	(2,927,110)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		44,230,929	(4,773,037)
Interest on capital / dividends received from affiliated companies		15,577	48,415
Funds received from sale of available-for-sale securities		13,507,802	27,235,123
Funds received from redemption of held-to-maturity securities		342,820	557,674
Disposal of assets not for own use		71,676	88,918
Disposal of investments		386,866	456,638
Acquisition of minority interest in Redecard S.A.	2c	(9,978,502)	-
Sale of fixed assets		214,731	195,881
Termination of intangible asset agreements		(643)	31,418
Purchase of available-for-sale securities		(26,975,859)	(23,940,213)
Purchase of held-to-maturity securities		(205)	(123,000)
Purchase of investments		(897,123)	(15,810)
Purchase of fixed assets	15b	(1,258,799)	(1,126,106)
Purchase of intangible assets	15b	(1,228,698)	(1,168,144)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(25,800,357)	2,240,794
Increase in subordinated debt		16,579,927	8,350,300
Decrease in subordinated debt		(10,321,154)	(7,834,966)
Increase in debentures		1,500,000	-
Decrease in debentures		(54,251)	(406,879)
Change in minority interest	16e	348,314	(1,897,678)
Change in minority interest - Redecard S.A.		(828,650)	-
Granting of stock options		197,888	233,269
Purchase of treasury shares		(99,045)	(1,302,638)
Dividends and interest on capital paid to minority interests		(682,058)	(614,687)
Dividends and interest on capital paid		(5,003,160)	(4,426,060)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		1,637,811	(7,899,339)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		20,068,382	(10,431,582)

Cash and cash equivalents at the beginning of the period		37,616,895	39,148,018
Effects of changes in exchange rates on cash and cash equivalents		1,246,762	1,927,488
Cash and cash equivalents at the end of the period	4a and 5	58,932,039	30,643,924

The accompanying notes are an integral part of these financial statements.

3.5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	NOTE	01/01 to 09/30/2012		01/01 to 09/30/2011
INCOME		78,996,825		80,958,002
Financial operations		76,334,176		75,153,793
Banking services		15,115,477		13,960,104
Result from insurance, pension plan and capitalization operations		2,121,522		1,895,564
Result of loan losses	8d	(14,482,032)		(10,544,131)
Other		(92,318)		492,672
EXPENSES		(41,734,400)		(44,540,493)
Financial operations		(37,989,523)		(40,696,256)
Other		(3,744,877)		(3,844,237)
INPUTS PURCHASED FROM THIRD PARTIES		(8,614,088)		(8,539,901)
Materials, energy and others	13g	(298,436)		(334,720)
Third-party services	13g	(2,423,464)		(2,363,375)
Other		(5,892,188)		(5,841,806)
Data processing and telecommunications	13g	(2,625,572)		(2,603,358)
Advertising, promotions and publication	13g	(674,094)		(701,384)
Installations		(955,478)		(922,834)
Transportation	13g	(376,322)		(430,117)
Security	13g	(384,744)		(358,527)
Travel expenses	13g	(139,182)		(135,020)
Other		(736,796)		(690,566)
GROSS ADDED VALUE		28,648,337		27,877,608
DEPRECIATION AND AMORTIZATION	13g	(1,217,863)		(1,045,359)
NET ADDED VALUE PRODUCED BY THE COMPANY		27,430,474		26,832,249
ADDED VALUE RECEIVED FROM TRANSFER	15a lll	189,878		(36,666)
TOTAL ADDED VALUE TO BE DISTRIBUTED		27,620,352		26,795,583
DISTRIBUTION OF ADDED VALUE		27,620,352		26,795,583
Personnel		9,206,415	33.3%	9,068,946	33.8%
Compensation		7,544,363	27.3%	7,222,522	27.0%
Benefits		1,126,465	4.1%	1,377,921	5.1%
FGTS – government severance pay fund		535,587	1.9%	468,503	1.7%
Taxes, fees and contributions		7,051,397	25.5%	5,564,751	20.8%
Federal		6,499,197	23.5%	5,027,517	18.8%
State		18,290	0.1%	1,408	0.0%
Municipal		533,910	1.9%	535,826	2.0%
Return on third parties’ assets - Rent		717,942	2.6%	681,069	2.5%
Return on own assets		10,644,598	38.5%	11,480,817	42.8%
Dividends and interest on capital		2,201,800	8.0%	2,395,766	8.9%
Retained earnings (loss) for the period		7,900,345	28.6%	8,544,115	31.9%
Minority interest in retained earnings		542,453	2.0%	540,936	2.0%

The accompanying notes are an integral part of these financial statements.

3.6

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

	NOTE	09/30/2012	09/30/2011
ASSETS

CURRENT ASSETS		25,146,990	1,434,784
CASH AND CASH EQUIVALENTS		15,773	6,750
INTERBANK INVESTMENTS	4b and 6	24,007,541	39,082
Money market		134,362	39,082
Interbank deposits		23,873,179	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	23,455	13,276
Own portfolio		23,455	7,633
Pledged in guarantee		-	5,643
OTHER RECEIVABLES		1,096,828	1,372,890
Income receivable	15a I	24,736	359,021
Sundry	13a	1,072,092	1,013,869
OTHER ASSETS – Prepaid expenses	4g	3,393	2,786
LONG-TERM RECEIVABLES		21,226,554	31,044,046
INTERBANK INVESTMENTS – Interbank deposits
	4b and 6	14,571,634	30,927,946
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	6,462,126	-
Own portfolio		6,462,126	-
OTHER RECEIVABLES – Sundry	13a	192,794	116,100
PERMANENT ASSETS		57,202,675	55,520,568
INVESTMENTS		57,202,478	55,520,307
Investments in subsidiaries	4h and 15a I	57,202,478	55,520,307
REAL ESTATE IN USE	4i	197	261
TOTAL ASSETS		103,576,219	87,999,398
LIABILITIES

CURRENT LIABILITIES
		5,974,293	1,130,348
DEPOSITS - Interbank deposits	4b and 10b	5,154,518	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	18,667	18,667
OTHER LIABILITIES		801,108	1,111,681
Social and statutory	16b II	518,960	819,522
Tax and social security contributions	4n, 4o and 14c	85,773	113,594
Subordinated debt	10f	150,988	94,530
Sundry	13c	45,387	84,035
LONG-TERM LIABILITIES		13,441,549	10,953,093
DEPOSITS - Interbank deposits	4b and 10b	-	4,705,826
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	500,000	500,000
OTHER LIABILITIES		12,941,549	5,747,267
Tax and social security contributions	4n, 4o and 14c	945,131	679,530
Subordinated debt	10f	11,979,856	5,052,295
Sundry	13c	16,562	15,442
STOCKHOLDERS’ EQUITY	16	84,160,377	75,915,957
Capital		45,000,000	45,000,000
Capital reserves		812,352	640,515
Revenue reserves		38,685,639	32,230,408
Asset valuation adjustment	4c, 4d and 7d	1,189,720	(250,829)
(Treasury shares)		(1,527,334)	(1,704,137)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		103,576,219	87,999,398

The accompanying notes are an integral part of these financial statements.

3.7

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		01/01 to	01/01 to
	NOTE	09/30/2012	09/30/2011
INCOME FROM FINANCIAL OPERATIONS		2,350,694	1,852,055
Securities and derivative financial instruments		2,350,694	1,852,055
EXPENSES OF FINANCIAL OPERATIONS		(747,201)	(537,892)
Money market		(747,201)	(537,892)
GROSS INCOME FROM FINANCIAL OPERATIONS		1,603,493	1,314,163
OTHER OPERATING REVENUES (EXPENSES)		5,836,411	6,766,300
Personnel expenses		(153,606)	(122,635)
Other administrative expenses		(30,420)	(34,109)
Tax expenses	14a II	(162,726)	(173,102)
Equity in earnings of subsidiaries	15a I	6,233,593	7,124,073
Other operating revenues (expenses)		(50,430)	(27,927)
OPERATING INCOME		7,439,904	8,080,463
NON-OPERATING INCOME		18,383	25,991
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		7,458,287	8,106,454
INCOME TAX AND SOCIAL CONTRIBUTION	4p	791,970	779,573
Due on operations for the period		52,052	4,372
Related to temporary differences		739,918	775,201
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of
12/15/1976		(2,065)	(2,146)
NET INCOME		8,248,192	8,883,881
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,517,937,352	4,534,808,116
NET INCOME PER SHARE – R$		1.83	1.96
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 09/30)		18.63	16.82

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	438,832	(45,263)
NET INCOME WITHOUT NONRECURRING EFFECTS		8,687,024	8,838,618
NET INCOME PER SHARE – R$		1.92	1.95

The accompanying notes are an integral part of these financial statements.

3.8

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total

BALANCES AT 01/01/2011	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
Purchase of treasury shares	-	-	-	-	-	(1,302,638)	(1,302,638)
Granting of stock options – exercised options	-	(76,121)	82,312	-	-	227,078	233,269
Granting of options recognized	-	121,902	-	-	-	-	121,902
Change in adjustment to market value	-	-	-	(267,957)	-	-	(267,957)
Addition to interest on capital paid on 03/17/2011 - Year 2010	-	-	(1,524)	-	-	-	(1,524)
Net income	-	-	-	-	8,883,881	-	8,883,881
Appropriations:
Legal reserve	-	-	444,194	-	(444,194)	-	-
Statutory reserves	-	-	6,043,921	-	(6,043,921)	-	-
Dividends and interest on capital	-	-	-	-	(2,395,766)	-	(2,395,766)
BALANCES AT 09/30/2011	45,000,000	640,515	32,230,408	(250,829)	-	(1,704,137)	75,915,957
CHANGES IN THE PERIOD	-	45,781	6,568,903	(267,957)	-	(1,075,560)	5,271,167
BALANCES AT 01/01/2012	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
Purchase of treasury shares	-	-	-	-	-	(99,045)	(99,045)
Granting of stock options – exercised options	-	(102,561)	65,176	-	-	235,273	197,888
Granting of options recognized	-	151,500	-	-	-	-	151,500
Change in adjustment to market value	-	-	-	1,328,862	-	-	1,328,862
Addition to interest on capital paid on 03/13/2012 - Year 2011	-	-	(1,450)	-	-	-	(1,450)
Payment of interest on capital on 03/13/2012 – Declared after 12/31/2011	-	-	(1,846,923)	-	-	-	(1,846,923)
Net income	-	-	-	-	8,248,192	-	8,248,192
Appropriations:
Legal reserve	-	-	412,410	-	(412,410)	-	-
Statutory reserves	-	-	5,633,982	-	(5,633,982)	-	-
Dividends and interest on capital	-	-	-	-	(2,201,800)	-	(2,201,800)
BALANCES AT 09/30/2012	45,000,000	812,352	38,685,639	1,189,720	-	(1,527,334)	84,160,377
CHANGES IN THE PERIOD	-	48,939	4,263,195	1,328,862	-	136,228	5,777,224

The accompanying notes are an integral part of these financial statements.

3.9

Itaú Unibanco Holding S.A.

Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 a
	NOTE	09/30/2012	09/30/2011
ADJUSTED NET INCOME		2,293,992	1,698,142
Net income		8,248,192	8,883,881
Adjustments to net income:		(5,954,200)	(7,185,739)
Granting of options recognized		151,500	121,902
Interest and foreign exchange expense from operations with subordinated debt		826,593	562,034
Deferred taxes		(739,918)	(775,201)
Equity in earnings of subsidiaries	15a I	(6,233,593)	(7,124,073)
Amortization of goodwill		43,308	43,308
(Income) loss from sale of investments		-	(12,456)
Effects of changes in exchange rates on cash and cash equivalents		(2,147)	(1,323)
Other		57	70
CHANGE IN ASSETS AND LIABILITIES		567,551	722,934
(Increase) decrease in other receivables and other assets		137,208	383,504
Decrease (increase) in other liabilities		430,343	339,430
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		2,861,543	2,421,076
Interest on capital/Dividends received		8,762,626	13,169,557
(Increase) decrease in interbank investments		(6,802,463)	(16,751,104)
(Increase) decrease in securities and derivative financial instruments
(assets/liabilities)		(6,471,950)	24,308
(Purchase) sale of investments		(201,451)	3,874,270
(Purchase) sale of fixed assets		(11)	(23)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(4,713,249)	317,008
Increase (decrease) in deposits		322,074	1,361,818
Increase in subordinated debt		6,447,155	1,390,801
Decrease in subordinated debt		(340,352)	(158,789)
(Increase) decrease in funds for issuance of securities		13,125	13,125
Granting of stock options		197,888	233,269
Purchase of treasury shares		(99,045)	(1,302,638)
Dividends and interest on capital paid		(5,003,160)	(4,426,060)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		1,537,685	(2,888,474)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(314,021)	(150,390)

Cash and cash equivalents at the beginning of the period		462,009	194,899
Effects of changes in exchange rates on cash and cash equivalents		2,147	1,323
Cash and cash equivalents at the end of the period	4a and 5	150,135	45,832

The accompanying notes are an integral part of these financial statements.

3.10

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		01/01 to	01/01 to
	NOTE	09/30/2012	09/30/2011
INCOME		3,111,025	2,632,680
Financial operations		2,350,694	1,852,055
Other		760,331	780,625
EXPENSES		(747,201)	(537,892)
Financial operations		(747,201)	(537,892)
INPUTS PURCHASED FROM THIRD PARTIES		(30,083)	(33,768)
Third-party services		(12,924)	(14,525)
Advertising, promotions and publication		(1,726)	(550)
Expenses for financial system services		(3,175)	(4,847)
Insurance		(3,314)	(4,145)
Other		(8,944)	(9,701)
GROSS ADDED VALUE		2,333,741	2,061,020
DEPRECIATION AND AMORTIZATION		(57)	(70)
NET ADDED VALUE PRODUCED BY THE COMPANY		2,333,684	2,060,950
ADDED VALUE RECEIVED FROM TRANSFER	15a l	6,233,593	7,124,073
TOTAL ADDED VALUE TO BE DISTRIBUTED		8,567,277	9,185,023
DISTRIBUTION OF ADDED VALUE		8,567,277	9,185,023
Personnel		152,617	121,971
Compensation		150,643	119,402
Benefits		1,549	1,579
FGTS – government severance pay fund		425	990
Taxes, fees and contributions		166,188	178,900
Federal		166,172	178,874
Municipal		16	26
Return on third parties’ assets - Rent		280	271
Return on own assets		8,248,192	8,883,881
Dividends and interest on capital		2,201,800	2,395,766
Retained earnings (loss) for the period		6,046,392	6,488,115

The accompanying notes are an integral part of these financial statements.

4.1

ITAÚ UNIBANCO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO SEPTEMBER 30, 2012 AND 2011

(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

4.2

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio to credit operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

4.3

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation		Interest in voting capital at		Interest in voting capital at
		country	Activity	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BBA International, S.A.	(1)	Portugal	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
BIU Participações S.A.		Brazil	Holding company	66.15%	66.15%	66.15%	66.15%
Cia. Itaú de Capitalização		Brazil	Capitalization	99.99%	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(2)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	99.99%	99.99%	99.98%	99.99%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú USA, INC.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais S.A.	(3)	Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Redecard S.A. (Note 2c)		Brazil	Acquirer	94.45%	50.01%	94.45%	50.01%
Unibanco Cayman Bank Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Unibanco Participações Societárias S.A. (Note 16e)		Brazil	Holding company	99.99%	100.00%	99.99%	100.00%

Joint ventures
Banco Investcred Unibanco S.A.		Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%

(1)	New company name of Banco Itaú Europa S.A.;

(2)	Does not include Redeemable Preferred Shares (Note 10f);

(3)	New company name of Orbitall Serviços e Processamento de Informações Comerciais S.A.

4.4

c)	Business Development

BSF Holding S.A. (“Banco Carrefour”)

On April 23, 2012 the Central Bank of Brazil approved the Agreement for Purchase and Sale of Sharer entered into on April 14, 2011 by ITAÚ UNIBANCO HOLDING and Carrefour Comércio e Indústria Ltda (Carrefou Brasil) in order to acquire 49% of BSF Holding S.A. ( Banco Carrefour”), for the amount of R$ 816,255 million, giving rise to a goodwill of R$ 583,081, through the transfer of shares on May 31, 2012.

Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING S.A. informed that it will terminate its partnership with LOJAS AMERICANAS S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING S.A. and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING S.A. and LASA entered into, on this date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING S.A. the total interest it holds in the capital of FAI for the approximate amount of R$ 83 million; and (ii) to acquire the operating rights held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction depends on the approval of the Cental Bank of Brazil.

Redecard

On September 24, 2012, ITAÚ UNIBANCO HOLDING S.A. completed the auction of the Tender Public Offer (OPA) to cancel Redecard’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction and acquisition private, ITAÚ UNIBANCO HOLDING S.A. purchased, up to September 30, 2012, through its subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by Redecard, representing 44.4% of its capital, and as of now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469,234 (including charges and brokerage), giving rise to a goodwill of R$ 9,978,502.

In October 2012, ITAÚ UNIBANCO HOLDING purchased additional 23,987,343 common shares from Redecard for the amount offered in the OPA, plus SELIC variation for the period, increasing its interest in capital to 98.0%. ITAÚ UNIBANCO HOLDING expects to complete the purchase of the remaining minority interest by the end of 2012. It should be noted that the effects of these transactions will be recognized in the financial statements for the 4th quarter of 2012.

On October 18, 2012, the Securities and Exchange Commission (CVM) cancelled Redecard’s register as a publicly-held company.

Association Agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into the Association Agreement with Banco BMG S.A. (“BMG”), aiming at the offering, distribution and commercialization of payroll advance loans. The completion of the transaction depends on the approval of BACEN.

4.5

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at September 30, 2012, according to present regulation, are as follows:

	Financial conglomerate (1)	Economic-financial consolidated (2)
Referential equity (3)	110,911,619	110,765,664
Basel ratio	17.4%	17.5%
Tier I	12.1%	12.2%
Tier II	5.3%	5.3%
Fixed assets ratio (4)	45.5%	22.9%
Excess capital in relation to fixed assets	4,949,410	30,052,695

(1)	Consolidated financial statements including financial companies only;

(2)	Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000;

(3)	The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments;

(4)	The difference between the fixed asset ratio of the financial conglomerate and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic-financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Issues of subordinated debt, in the amount of R$ 2,420,872 as of September 30, 2012, are pending approval in order to be included in the Tier II. Should we consider these issues, the Basel ratios would be affected by 0.4%.

Management considers the current Basel ratio (17.4%, based on Financial conglomerate) to be adequate, taking into account the following:

a)	It exceeds by 6.4 percent the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) (Note 8c) and unrecorded deferred tax assets (Note 14b IV), the ratio would increase to 18.5%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, 3,498, of June 28, 2010 and 3,568, of December 21, 2011, and Circular Letters Nos. 3,310, of April 15, 2008 and 3,498, of April, 2011 for market risk, and Circulars Nos. 3,383, of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,568, of December 21, 2011, changes the provisions of Circulars Nos. 3,361, of September 12, 2007, 3,388, of June 4, 2008, 3,389, of June 25, 2008, 3,478 of December 24, 2009 and 3,498, of June 28, 2010, which set forth the procedures for calculation of the portion related to market risk. The new calculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from December 31, 2013. Should the new rules already be applicable, the ratios would be reduced by about 0.2%.

4.6

The Referential Equity used for calculation of ratios and composition of risk exposures at September 30, 2012, are as follows:

	Financial conglomerate		Economic-financial consolidated

Stockholders' Equity ITAÚ UNIBANCO HOLDING S.A. (Consolidated)	78,978,511		78,978,511
Minority interest in subsidiaries	1,266,405		1,121,286
Consolidated stockholders’ equity (BACEN)	80,244,916		80,099,797
Deferred tax assets excluded from Tier I	(594,879)		(595,434)
Deferred permanent assets excluded from Tier I	(233,526)		(233,807)
Adjustments to market value – securities and derivative financial instruments excluded from Tier I	(1,189,720)		(1,190,219)
Preferred shares with clause of redemption excluded from Tier I	(798,296)		(798,296)
Tier I	77,428,495		77,282,041
Subordinated debt	32,280,583		32,280,583
Preferred shares with clause of redemption	319,318		319,318
Adjustments to market value -securities and derivative financial instruments	1,189,720		1,190,219
Tier II	33,789,621		33,790,120
Tier I + Tier II	111,218,116		111,072,161
Exclusions:
Funding instruments issued by financial institutions	(306,497)		(306,497)
Referential equity	110,911,619		110,765,664
Risk exposure:
Exposure weighted by credit risk (EPR)	576,846,164		566,831,791
Portion required for credit risk coverage (PEPR)	63,453,078	90.6%	62,351,497	89.7%
a) Per weighting factor (FPR):
FPR at 20%	263,543	0.4%	374,683	0.5%
FPR at 35%	194,392	0.3%	194,392	0.3%
FPR at 50%	3,653,049	5.2%	4,737,241	6.8%
FPR at 75%	13,132,145	18.7%	12,749,711	18.3%
FPR at 100%	42,586,523	60.8%	40,440,776	58.2%
FPR at 150%	1,691,849	2.4%	1,688,755	2.4%
FPR at 300%	1,571,620	2.2%	1,802,682	2.6%
Derivatives – potential future gain	359,957	0.5%	363,257	0.5%
b) Per type:
Securities	3,590,543	5.1%	3,648,448	5.2%
Loan operations - Retail	10,385,225	14.8%	10,119,853	14.6%
Loan operations – Non-retail	23,082,685	33.0%	23,092,642	33.2%
Joint obligations - Retail	39,853	0.1%	39,853	0.1%
Joint obligations – Non-Retail	6,303,327	9.0%	6,268,904	9.0%
Loan commitments - Retail	2,707,067	3.9%	2,590,005	3.7%
Loan commitments – Non-retail	1,950,738	2.8%	1,951,263	2.8%
Other exposures	15,393,640	22.0%	14,640,529	21.1%
Portion required for operational risk coverage (POPR)	3,807,170	5.4%	4,356,477	6.3%
Retail	647,884	0.9%	647,884	0.9%
Commercial	1,033,097	1.5%	1,033,097	1.5%
Corporate finance	102,751	0.1%	102,751	0.1%
Negotiation and sales	1,383,436	2.0%	1,383,436	2.0%
Payments and settlements	279,503	0.4%	279,503	0.4%
Financial agent services	147,923	0.2%	147,923	0.2%
Asset management	199,581	0.3%	199,581	0.3%
Retail brokerage	12,995	0.0%	12,995	0.0%
Business plans	-	0.0%	-	0.0%
Conef additional	-	0.0%	549,307	0.8%
Portion required for market risk coverage:	2,790,741	4.0%	2,832,454	4.1%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	2,447,156	3.5%	2,488,869	3.6%
Fixed rate denominated in Real (PJUR1)	622,614	0.9%	622,680	0.9%
Foreign currency coupon (PJUR2)	960,423	1.4%	954,797	1.4%
Price index coupon (PJUR3)	617,820	0.9%	665,093	1.0%
Interest rate coupon (PJUR 4)	246,299	0.4%	246,299	0.4%
Operations subject to commodity price variation (PCOM)	119,828	0.2%	119,828	0.2%
Operations subject to stock price variation (PACS)	223,757	0.3%	223,757	0.3%
Required Referential Equity	70,050,989	100.0%	69,540,428	100.0%

Excess capital in relation to Required Referential Equity	40,860,630	58.3%	41,225,236	59.3%
Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	636,827,171		632,185,707
Ratio (%)	17.4		17.5
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	3,200,838		3,558,773

4.7

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect

Ratio at 12/31/2011	92,560,637	579,338,319	16.0%	93,111,393	568,693,094	16.4%
Net income for the period	10,096,989	-	1.7%	10,644,598	-	1.9%
Interest on capital and dividends	(2,203,250)	-	-0.4%	(2,203,250)	-	-0.4%
Payment of interest on capital and dividends on 03/13/2012 - Declared after 12/31/2011	(1,846,923)	-	-0.3%	(1,846,923)	-	-0.3%
Granting of options recognized	151,500	-	0.0%	151,500	-	0.0%

Granting of stock options – exercised options in the period	197,888	-	0.0%	197,888	-	0.0%
Asset valuation adjustment	1,328,862	-	0.2%	1,328,862	-	0.2%
Subordinated debt and redeemable preferred shares	10,896,841	-	1.9%	10,896,841	-	1.9%
Treasury shares	(99,045)	-	0.0%	(99,045)	-	0.0%
Deferred assets excluded from Tier I of referential equity	(60,767)	(60,767)	0.0%	(61,604)	(61,604)	0.0%
Other changes in referential equity	(111,113)	-	0.0%	(1,354,596)	-	-0.2%
Changes in risk exposure	-	57,549,619	-1.7%	-	63,554,217	-2.0%
Ratio at 09/30/2012	110,911,619	636,827,171	17.4%	110,765,664	632,185,707	17.5%

b)	Capital for Insurance Activity

CNSP – Conselho Nacional de Seguros Privados (National Consel of Private Insurance), following the worldwide trend towards the strengthening of the insurance market, published Resolution No. 227 of December 6, 2010 (which revoked Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance and pension plan companies and rules for the allocation of capital from subscription risk for several insurance lines. In January 2011, CNSP Resolution No. 228 of December 6, 2010 came into effect, providing for the criteria for establishment of additional capital based on the credit risk of the supervised companies.

The individual adjusted stockholders’ equity of ITAÚ UNIBANCO HOLDING companies exclusively engaged in insurance and pension plan activities is higher than the required regulatory capital. The insurance companies of ITAÚ UNIBANCO HOLDING have capital exceeding the minimum regulatory by R$ 1,631,404 (R$ 2,226,563 at September 30, 2011) in Itaú Seguros S.A. and R$ 488,058 (R$ 1,732,478 at September 30, 2011) in Itaú Vida e Previdência S.A.

4.8

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)	Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

4.9

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

e)	Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

4.10

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II - Technical provisions of insurance, pension plan and capitalization – technical provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the subsequent amendments.

II.I-	Insurance:

•	Provision for Unearned Premiums – recognized based on premiums issued, calculated “pro rata die”, and represents the portion of premium corresponding to the policy period not yet elapsed; Provision for Unearned Premiums for Risks in Force but Not Yet Issued is recognized based on technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are in issue process;

•	Provision for Premium Deficiency – recognized according to the Technical Actuarial Note if a premium deficiency is found;

•	Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments. To determine the value of accrued claims under awaiting judicial decision, the experts and legal advisors appointed assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

•	Other provisions – recognized based on the technical provision for extension of warranty in the extended warranty line, and the calculation is made over the period from the date the insurance contract becomes effective and the risk initial coverage date, the amount to be recognized being equal to the retained commercial premium.

4.11

II.II - Pension Plan and Individual life with living benefits - The mathematical provisions represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity, and are calculated according to the method of accounting provided for in the contract.

•	Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient premiums or contributions;

•	Provision for unexpired risks – recognized to include the estimate of outstanding risks which have not expired;

•	Provision for events incurred but not reported (IBNR) – recognized based on the expected amounts of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the accumulated fund set up;

•	Other provisions - basically refer to the provision for administrative expenses recognized according to the Actuarial Technical Note to cover expenses arising from the payment of benefits provided for in the plan, in view of the events occurred and to be occurred. It also includes the heading redemptions and/or other unsettled amounts that refer to amounts not yet paid through the balance sheet date.

II.III - Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for Raffles – Comprises Provision for raffles unrealized and payable. The unrealized provision for raffles is calculated according to the methodology established in the Technical Actuarial Note. The provision for raffles payable relates to certificates winners in raffles and not paid yet.

•	Other provisions – Comprises Provision for raffle contingencies and administrative provision. The provision for raffle contingencies is recognized according to the methodology established in the Technical Actuarial Note to cover the provision for raffles in the event of insufficient funds and also for distribution of bonus. The administrative provision is recognized to cover administrative expenses of the plan, and it is calculated under the method described in the Technical Actuarial Note.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

4.12

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

p)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15%. For non-financial and pension plan subsidiaries, the rate is 9%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

4.13

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	09/30/2012	09/30/2011
Cash and cash equivalents	13,103,962	11,509,343
Interbank deposits	7,133,667	13,817,194
Securities purchased under agreements to resell – Funded position	38,694,410	5,317,387
TOTAL	58,932,039	30,643,924

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	09/30/2012	09/30/2011
Cash and cash equivalents	15,773	6,750
Securities purchased under agreements to resell – Funded position	134,362	39,082
TOTAL	150,135	45,832

4.14

NOTE 6 - INTERBANK INVESTMENTS

	09/30/2012						09/30/2011
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	109,874,462	32,757,303	-	5	142,631,770	87.3	74,361,032	74.7
Funded position (*)	46,641,958	12,733,056	-	5	59,375,019	36.3	24,960,505	25.1
Financed position	61,830,443	4,656,724	-	-	66,487,167	40.7	37,147,125	37.3
With free movement	143,010	4,656,724	-	-	4,799,734	2.9	22,741,728	22.8
Without free movement	61,687,433	-	-	-	61,687,433	37.8	14,405,397	14.5
Short position	1,402,061	15,367,523	-	-	16,769,584	10.3	12,253,402	12.3

Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,550,201	-	-	-	2,550,201	1.6	3,326,861	3.3
Interbank deposits	8,288,668	3,762,883	5,661,556	447,213	18,160,320	11.1	21,830,736	22.0
TOTAL	120,713,331	36,520,186	5,661,556	447,218	163,342,291		99,518,629
% per maturity term	73.8	22.4	3.5	0.3
TOTAL – 09/30/2011	44,642,982	49,981,376	3,790,236	1,104,035	99,518,629
% per maturity term	44.9	50.2	3.8	1.1

(*)	Includes R$ 8,868,444 (R$ 14,108,226 at 09/30/2011) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 134,362 (R$ 39,082 at 09/30/2011) and Interbank deposits with maturity of 31 to 180 days amounting to R$ 23,703,002, 181 to 365 days amounting to R$ 170,177, and over 365 days amounting to R$ 14,571,634 (R$ 30,927,946 at 09/30/2011).

4.15

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	09/30/2012											09/30/2011
		Provision for adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	99,858,644	592,109	1,370,864	101,821,617	43.4	369,667	10,601	1,937,961	9,063,746	20,808,199	69,631,443	79,607,628
Financial Treasury Bills	29,427,749	(5,644)	(182)	29,421,923	12.5	-	-	381,421	2,716,343	8,437,742	17,886,417	32,043,608
National Treasury Bills	21,992,789	72,293	-	22,065,082	9.4	97,150	-	659,092	2,797,744	10,656,417	7,854,679	16,744,076
National Treasury Notes	32,228,722	472,249	608,404	33,309,375	14.2	6,539	9,357	706,164	3,402,474	1,579,725	27,605,116	23,725,588
National Treasury/Securitization	308,450	599	10,353	319,402	0.1	13	1,244	89	4,347	2,963	310,746	299,882
Brazilian External Debt Bonds	15,795,876	52,612	752,214	16,600,702	7.1	161,327	-	191,195	142,343	131,352	15,974,485	6,721,173
Investments in non-exclusive funds	104,638	-	-	104,638	0.1	104,638	-	-	-	-	-	72,585
Other	420	-	75	495	0.0	-	-	-	495	-	-	716
GOVERNMENT SECURITIES - ABROAD	7,886,889	14,646	(24,188)	7,877,347	3.3	820,541	537,763	3,986,244	993,939	135,467	1,403,393	6,384,929
Argentina	138,739	2,157	-	140,896	0.1	-	2,726	1,668	109,170	1,882	25,450	155,881
Denmark	1,721,478	-	-	1,721,478	0.7	-	-	1,445,772	275,706	-	-	3,275,980
Spain	-	-	-	-	-	-	-	-	-	-	-	409,885
Korea	1,672,080	-	-	1,672,080	0.7	-	-	1,246,030	426,050	-	-	294,211
Chile	1,941,216	183	128	1,941,527	0.8	330,155	462,978	1,095,213	4,985	19,152	29,044	850,660
Paraguay	315,748	-	(28,443)	287,305	0.1	96,856	48,953	59,194	4,460	22,283	55,559	489,721
Uruguay	357,734	65	2,727	360,526	0.2	6,243	22,091	53,861	133,079	91,727	53,525	297,335
United States	816,176	11,393	250	827,819	0.4	387,287	1,015	84,249	-	203	355,065	289,102
France	618,179	251	-	618,430	0.3	-	-	52	-	220	618,158	248,302
Mexico	170,010	444	-	170,454	0.1	-	-	-	-	-	170,454	-
Belgium	67,670	-	468	68,138	0.0	-	-	-	27,182	-	40,956	-
Colombia	26,393	-	635	27,028	0.0	-	-	-	13,307	-	13,721	-
Other	41,466	153	47	41,666	0.0	-	-	205	-	-	41,461	73,852
CORPORATE SECURITIES	42,787,159	83,975	1,084,709	43,955,843	18.8	6,423,591	1,754,110	2,619,697	3,043,328	6,681,498	23,433,619	31,640,795
Eurobonds and others	6,733,913	23,909	229,576	6,987,398	3.0	259,459	856,554	285,910	703,719	353,054	4,528,702	5,217,480
Bank deposit certificates	809,309	2	(300)	809,011	0.3	18,070	51,249	314,675	201,351	18,880	204,786	1,755,191
Shares	3,268,876	18,395	(101,832)	3,185,439	1.4	3,185,439	-	-	-	-	-	2,943,560
Debentures	11,795,706	6,196	172,093	11,973,995	5.1	-	5,006	420,521	673,718	2,272,285	8,602,465	8,908,294
Promissory notes	1,680,989	(1)	31	1,681,019	0.7	378,541	729,027	573,451	-	-	-	804,281
Fund quotas	2,349,188	33,618	4,592	2,387,398	1.0	2,383,166	-	-	-	-	4,232	1,770,562
Fixed income	1,023,534	(687)	(41)	1,022,806	0.4	1,018,574	-	-	-	-	4,232	589,558
Credit rights	1,123,205	-	-	1,123,205	0.5	1,123,205	-	-	-	-	-	925,737
Variable income	202,449	34,305	4,633	241,387	0.1	241,387	-	-	-	-	-	255,267
Securitized real estate loans	7,933,370	1,602	759,629	8,694,601	3.7	50,224	58,092	105,700	587,324	622,497	7,270,764	7,890,073
Financial bills	7,189,866	254	(659)	7,189,461	3.1	-	-	652,000	779,843	3,393,407	2,364,211	2,041,077
Other	1,025,942	-	21,579	1,047,521	0.5	148,692	54,182	267,440	97,373	21,375	458,459	310,277
PGBL/VGBL FUND QUOTAS (1)	69,856,629	-	-	69,856,629	30.1	69,856,629	-	-	-	-	-	54,090,499
SUBTOTAL - SECURITIES	220,389,321	690,730	2,431,385	223,511,436	95.3	77,470,428	2,302,474	8,543,902	13,101,013	27,625,164	94,468,455	171,723,851
Trading securities	156,144,500	690,730	-	156,835,230	66.8	72,903,654	339,744	2,845,008	7,768,649	21,106,806	51,871,369	127,134,343
Available-for-sale securities	61,081,416	-	2,431,385	63,512,801	27.1	4,565,108	1,962,358	5,696,073	5,190,248	6,472,215	39,626,799	41,530,188
Held-to-maturity securities (2)	3,163,405	-	-	3,163,405	1.4	1,666	372	2,821	142,116	46,143	2,970,287	3,059,320
DERIVATIVE FINANCIAL INSTRUMENTS	9,252,503	1,792,451	-	11,044,954	4.7	1,063,938	1,791,957	2,304,428	1,129,476	923,419	3,831,736	13,860,353
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	229,641,824	2,483,181	2,431,385	234,556,390	100.0	78,534,366	4,094,431	10,848,330	14,230,489	28,548,583	98,300,191	185,584,204
						33.5	1.7	4.6	6.1	12.2	41.9
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(6,970,890)	(2,122,635)	(31,861)	(9,125,386)	100.0	(564,463)	(764,552)	(2,215,991)	(1,491,692)	(1,046,744)	(3,041,944)	(11,210,542)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded positive adjustment to market value in the amount of R$ 1,192,772 (R$ 594,679 at 09/30/2011), according to Note 7e.

4.16

b)	Summary by portfolio

	09/30/2012
		Restricted to
	Own portfolio	Repurchase agreements	Pledging of guarantees (*)	Free portfolio	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total

GOVERNMENT SECURITIES - DOMESTIC	41,271,329	38,013,935	4,254,947	88,986	12,591,352	-	5,601,068	101,821,617
Financial Treasury Bills	10,948,437	3,863,086	3,973,927	-	10,044,992	-	591,481	29,421,923
National Treasury Bills	15,063,400	6,798,807	25,220	88,986	-	-	88,669	22,065,082
National Treasury Notes	7,795,193	17,791,104	255,800	-	2,546,360	-	4,920,918	33,309,375
National Treasury/Securitization	319,402	-	-	-	-	-	-	319,402
Brazilian External Debt Bonds	7,039,764	9,560,938	-	-	-	-	-	16,600,702
Investments in non-exclusive funds	104,638	-	-	-	-	-	-	104,638
Other	495	-	-	-	-	-	-	495
GOVERNMENT SECURITIES - ABROAD	5,627,488	165,040	2,070,388	-	-	-	14,431	7,877,347
Argentina	21,737	119,159	-	-	-	-	-	140,896
Denmark	762,417	-	959,061	-	-	-	-	1,721,478
Korea	668,070	-	1,004,010	-	-	-	-	1,672,080
Chile	1,908,744	16,437	1,915	-	-	-	14,431	1,941,527
Paraguay	287,305	-	-	-	-	-	-	287,305
Uruguay	339,017	-	21,509	-	-	-	-	360,526
United States	744,131	-	83,688	-	-	-	-	827,819
Mexico	588,986	29,444	-	-	-	-	-	618,430
Colombia	170,454	-	-	-	-	-	-	170,454
Belgium	68,138	-	-	-	-	-	-	68,138
France	27,028	-	-	-	-	-	-	27,028
Other	41,461	-	205	-	-	-	-	41,666
CORPORATE SECURITIES	36,480,186	1,966,799	347,719	-	-	-	5,161,139	43,955,843
Eurobonds and other	5,160,698	1,821,215	5,485	-	-	-	-	6,987,398
Bank deposit certificates	319,017	145,214	-	-	-	-	344,780	809,011
Shares	3,185,439	-	-	-	-	-	-	3,185,439
Debentures	10,666,594	370	342,122	-	-	-	964,909	11,973,995
Promissory notes	1,400,475	-	-	-	-	-	280,544	1,681,019
Fund quotas	1,731,359	-	112	-	-	-	655,927	2,387,398
Fixed income	476,947	-	112	-	-	-	545,747	1,022,806
Credit rights	1,013,025	-	-	-	-	-	110,180	1,123,205
Variable income	241,387	-	-	-	-	-	-	241,387
Securitized real estate loans	8,681,718	-	-	-	-	-	12,883	8,694,601
Financial bills	4,287,365	-	-	-	-	-	2,902,096	7,189,461
Other	1,047,521	-	-	-	-	-	-	1,047,521
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	69,856,629	69,856,629
SUBTOTAL - SECURITIES	83,379,003	40,145,774	6,673,054	88,986	12,591,352	-	80,633,267	223,511,436
Trading securities	38,073,737	27,573,867	2,744,634	88,986	12,220,577	-	76,133,429	156,835,230
Available-for-sale securities	45,258,892	12,412,290	3,914,769	-	370,775	-	1,556,075	63,512,801
Held-to-maturity securities	46,374	159,617	13,651	-	-	-	2,943,763	3,163,405
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	11,044,954	-	11,044,954
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	83,379,003	40,145,774	6,673,054	88,986	12,591,352	11,044,954	80,633,267	234,556,390
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 09/30/2011	60,986,915	35,152,081	9,314,486	99,567	3,067,191	13,860,353	63,103,611	185,584,204

(*)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

4.17

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	09/30/2012										09/30/2011
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value

GOVERNMENT SECURITIES - DOMESTIC	75,379,988	592,109	75,972,097	48.5	369,593	10,384	1,730,887	6,795,705	19,989,284	47,076,244	63,469,986
Financial Treasury Bills	26,414,178	(5,644)	26,408,534	16.8	-	-	251,171	1,059,497	7,700,645	17,397,221	27,699,786
National Treasury Bills	21,992,789	72,293	22,065,082	14.1	97,150	-	659,092	2,797,744	10,656,417	7,854,679	15,760,349
National Treasury Notes	24,810,086	472,249	25,282,335	16.1	6,465	9,140	654,270	2,913,139	1,571,425	20,127,896	17,861,465
National Treasury/Securitization	14,272	599	14,871	0.0	13	1,244	89	4,347	2,963	6,215	38,959
Brazilian External Debt Bonds	2,044,025	52,612	2,096,637	1.3	161,327	-	166,265	20,978	57,834	1,690,233	2,036,842
Investments in non-exclusive funds	104,638	-	104,638	0.1	104,638	-	-	-	-	-	72,585
GOVERNMENT SECURITIES - ABROAD	1,447,871	14,646	1,462,517	0.9	33,623	50,122	59,907	126,605	6,659	1,185,601	565,491
Argentina	138,739	2,157	140,896	0.1	-	2,726	1,668	109,170	1,882	25,450	155,881
Chile	136,143	183	136,326	0.1	27,495	40,432	52,966	-	-	15,433	9,591
Uruguay	38,806	65	38,871	0.0	6,128	5,949	4,660	17,435	4,557	142	20,677
United States	304,931	11,393	316,324	0.2	-	1,015	561	-	-	314,748	289,102
Mexico	618,179	251	618,430	0.4	-	-	52	-	220	618,158	72,644
Colombia	170,010	444	170,454	0.1	-	-	-	-	-	170,454	-
Other	41,063	153	41,216	0.0	-	-	-	-	-	41,216	17,596
CORPORATE SECURITIES	8,627,416	83,975	8,711,391	5.5	1,811,213	279,238	1,054,214	846,339	1,110,863	3,609,524	9,008,367
Eurobonds and other	1,611,055	23,909	1,634,964	1.0	20,226	17,762	135,486	53,820	72,781	1,334,889	1,432,306
Bank deposit certificates	360,232	2	360,234	0.2	-	7,473	181,917	-	-	170,844	1,399,564
Shares	1,069,956	18,395	1,088,351	0.7	1,088,351	-	-	-	-	-	705,142
Debentures	1,357,155	6,196	1,363,351	0.9	-	-	54,369	12,676	367,363	928,943	1,730,961
Promissory notes	305,215	(1)	305,214	0.2	20,769	254,003	30,442	-	-	-	51,430
Fund quotas	648,249	33,618	681,867	0.4	681,867	-	-	-	-	-	989,669
Fixed income	162,918	(687)	162,231	0.1	162,231	-	-	-	-	-	572,832
Credit rights	315,597	-	315,597	0.2	315,597	-	-	-	-	-	204,476
Variable income	169,734	34,305	204,039	0.1	204,039	-	-	-	-	-	212,361
Securitized real estate loans	23,261	1,602	24,863	0.0	-	-	-	-	1,204	23,659	658,218
Financial bills	3,252,293	254	3,252,547	2.1	-	-	652,000	779,843	669,515	1,151,189	2,041,077
PGBL/VGBL FUND QUOTAS	70,689,225	-	70,689,225	45.1	70,689,225	-	-	-	-	-	54,090,499
Total	156,144,500	690,730	156,835,230	100.0	72,903,654	339,744	2,845,008	7,768,649	21,106,806	51,871,369	127,134,343
% per maturity term					46.5	0.2	1.8	5.0	13.5	33.0
Total 09/30/2011	126,647,112	487,231	127,134,343	100.0	57,558,730	1,085,420	2,991,328	12,649,029	10,859,613	41,990,223
% per maturity term					45.3	0.9	2.4	9.9	8.5	33.0

At September 30, 2012, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 6,485,581, which R$ 23,455 with maturity of 31 to 180 days and R$ 6,462,126 with maturity over 720 days (R$ 6,332 at 09/30/2011).

4.18

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2012										09/30/2011
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value

GOVERNMENT SECURITIES - DOMESTIC	21,389,261	1,370,864	22,760,125	35.8	74	217	207,074	2,129,690	818,816	19,604,254	13,177,739
Financial Treasury Bills	3,013,571	(182)	3,013,389	4.7	-	-	130,250	1,656,945	736,998	489,196	4,343,822
National Treasury Bills	-	-	-	0.0	-	-	-	-	-	-	983,727
National Treasury Notes	4,449,151	608,404	5,057,555	8.0	74	217	51,894	470,795	8,300	4,526,275	3,097,584
National Treasury/Securitization	294,178	10,353	304,531	0.5	-	-	-	-	-	304,531	260,923
Brazilian External Debt Bonds	13,631,941	752,214	14,384,155	22.7	-	-	24,930	1,455	73,518	14,284,252	4,490,967
Other	420	75	495	0.0	-	-	-	495	-	-	716
GOVERNMENT SECURITIES - ABROAD	6,419,471	(24,188)	6,395,283	10.1	786,918	487,641	3,926,132	867,334	128,808	198,450	5,819,429
Denmark	1,721,478	-	1,721,478	2.71	-	-	1,445,772	275,706	-	-	3,275,980
Spain	-	-	-	0.0	-	-	-	-	-	-	409,885
Korea	1,672,080	-	1,672,080	2.63	-	-	1,246,030	426,050	-	-	294,211
Chile	1,805,073	128	1,805,201	2.8	302,660	422,546	1,042,247	4,985	19,152	13,611	841,069
Paraguay	315,748	(28,443)	287,305	0.5	96,856	48,953	59,194	4,460	22,283	55,559	489,721
Uruguay	299,596	2,727	302,323	0.5	115	16,142	49,201	115,644	87,170	34,051	276,658
United States	511,245	250	511,495	0.8	387,287	-	83,688	-	203	40,317	-
Mexico	-	-	-	0.0	-	-	-	-	-	-	175,658
Belgium	67,670	468	68,138	0.11	-	-	-	27,182	-	40,956	-
France	26,393	635	27,028	0.04	-	-	-	13,307	-	13,721	-
Other	188	47	235	0.0	-	-	-	-	-	235	56,247
CORPORATE SECURITIES	33,272,684	1,084,709	34,357,393	54.1	3,778,116	1,474,500	1,562,867	2,193,224	5,524,591	19,824,095	22,533,020
Eurobonds and other	5,071,383	229,576	5,300,959	8.4	237,567	838,792	150,424	646,134	234,229	3,193,813	3,720,228
Bank deposit certificate	449,077	(300)	448,777	0.7	18,070	43,776	132,758	201,351	18,880	33,942	355,627
Shares	2,198,920	(101,832)	2,097,088	3.3	2,097,088	-	-	-	-	-	2,238,418
Debentures	10,438,179	172,093	10,610,272	16.7	-	4,634	366,152	661,042	1,904,922	7,673,522	7,147,534
Promissory notes	1,375,774	31	1,375,805	2.2	357,772	475,024	543,009	-	-	-	752,851
Fund quotas	868,343	4,592	872,935	1.4	868,703	-	-	-	-	4,232	780,893
Fixed income	28,020	(41)	27,979	0.0	23,747	-	-	-	-	4,232	16,726
Credit rights	807,608	-	807,608	1.3	807,608	-	-	-	-	-	721,261
Variable income	32,715	4,633	37,348	0.1	37,348	-	-	-	-	-	42,906
Securitized real estate loans	7,907,493	759,629	8,667,122	13.7	50,224	58,092	103,084	587,324	621,293	7,247,105	7,227,192
Financial Bills	3,937,573	(659)	3,936,914	6.2	-	-	-	-	2,723,892	1,213,022	-
Other	1,025,942	21,579	1,047,521	1.65	148,692	54,182	267,440	97,373	21,375	458,459	310,277
TOTAL	61,081,416	2,431,385	63,512,801	100.0	4,565,108	1,962,358	5,696,073	5,190,248	6,472,215	39,626,799	41,530,188
Adjustments of securities reclassified in prior years to the held-to-maturity category		10,042			7.2	3.1	9.0	8.2	10.2	62.4
Accounting adjustment - Hedge - Circular No. 3,082		(424,811)
Deferred taxes		(827,295)
Adjustments of securities of unconsolidated affiliates		399
ADJUSTMENT TO MARKET VALUE – SECURITIES – 09/30/2012		1,189,720
TOTAL 09/30/2011	41,001,074	529,114	41,530,188	-	3,479,688	3,745,257	3,664,548	2,756,193	6,896,204	20,988,298
Adjustments of securities reclassified in prior years to the held-to-maturity category		11,017			8.4	9.0	8.8	6.6	16.6	50.5
Accounting adjustment - Hedge - Circular No. 3,082		(350,179)
Deferred taxes		(89,417)
Minority interest in subsidiaries		(98,263)
Adjustments of securities of unconsolidated affiliates		(253,101)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 09/30/2012		(250,829)

At September 30, 2011, ITAÚ UNIBANCO HOLDING’s portfolio was composed of Government Securities in the amount of R$ 6,944 and at September 30, 2012 there are no outstanding operations.

4.19

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at September 30, 2012, not considered in results, are the amounts of R$ 10,042 (R$ 11,017 at 09/30/2011) relating to the market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 1,192,772 (R$ 594,679 at 09/30/2011).

	09/30/2012								09/30/2011
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value

GOVERNMENT SECURITIES - DOMESTIC	3,089,395	97.7	-	-	-	138,450	-	2,950,945	2,959,903

National Treasury Notes (*)	2,969,485	93.9	-	-	-	18,540	-	2,950,945	2,766,539
Brazilian External Debt Bonds	119,910	3.8	-	-	-	119,910	-	-	193,364
GOVERNMENT SECURITIES - ABROAD	19,547	0.6	-	-	205	-	-	19,342	9
Uruguay	19,332	0.6	-	-	-	-	-	19,332	-
Other	215	0.0	-	-	205	-	-	10	9
CORPORATE SECURITIES	54,463	1.7	1,666	372	2,616	3,666	46,143	-	99,408
Eurobonds and other	51,475	1.6	1,666	-	-	3,666	46,143	-	64,946
Debentures (*)	372	0.0	-	372	-	-	-	-	29,799
Securitized real estate loans (*)	2,616	0.1	-	-	2,616	-	-	-	4,663
Total	3,163,405	100.0	1,666	372	2,821	142,116	46,143	2,970,287	3,059,320
% per maturity term			0.0	0.01	0.1	4.5	1.5	93.9
Total 09/30/2011	3,059,320	100.0	-	-	83,544	27,940	152,711	2,795,125
% per maturity term			-	-	2.7	0.9	5.0	91.4

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,129,305 (R$ 2,004,943 at 09/30/2011).

f)	Realized and unrealized gain of securities portfolio

	01/01 to 09/30/2012	01/01 to 09/30/2011
Gain (loss) - Trading securities	1,324,846	(1,414,149)
Gain (loss) – Available-for-sale securities	879,625	148,486
Total realized gain	2,204,471	(1,265,663)
Adjustment to market value of trading securities	664,032	234,886
Total	2,868,503	(1,030,777)

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

4.20

h)	Derivative Financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at September 30, 2012, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 3,416,789 (R$ 6,514,839 at September 30, 2011) and was basically composed of government securities.

4.21

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	09/30/2012	09/30/2011	09/30/2012	09/30/2012	09/30/2012	09/30/2011
Futures contracts	430,314,716	286,657,893	(23,658)	(72,013)	(95,671)	(417,581)
Purchase commitments	195,443,460	73,037,478	(16,176)	461	(15,715)	169,159
Foreign currency	9,049,308	6,168,464	6,393	437	6,830	11,796
Interbank market	163,059,568	46,656,671	(16,326)	386	(15,940)	41,132
Indices	19,035,959	17,298,263	(5,988)	(418)	(6,406)	141,559
Securities	3,860,877	2,734,464	-	56	56	(6,085)
Commodities	433,258	-	(255)	-	(255)	-
Other	4,490	179,616	-	-	-	(19,243)
Commitments to sell	234,871,256	213,620,415	(7,482)	(72,474)	(79,956)	(586,740)
Foreign currency	51,634,452	32,146,532	2,204	(73,322)	(71,118)	(122,361)
Interbank market	147,528,216	146,394,930	4,167	399	4,566	(28,241)
Indices	29,203,325	29,742,091	(12,390)	577	(11,813)	(454,744)
Fixed rates	5,984,049	4,382,173	-	(128)	(128)	(10)
Commodities	518,330	-	(1,463)	-	(1,463)	-
Other	2,884	954,689	-	-	-	18,616
Swap contracts	-	-	(395,504)	(530,666)	(926,170)	(87,130)
Asset position	123,300,649	86,547,799	2,093,302	1,404,002	3,497,304	3,346,799
Foreign currency	13,245,593	8,814,365	622,143	98,905	721,048	722,621
Interbank market	43,896,180	38,743,234	323,850	70,279	394,129	862,567
Fixed rates	33,772,668	14,410,300	389,710	330,927	720,637	510,799
Floating rate	4,060,415	2,054,494	10,983	2,979	13,962	2,547
Indices	27,745,017	22,027,135	699,098	878,170	1,577,268	1,197,207
Securities	576,751	68,297	47,437	19,470	66,907	23,194
Commodities	3,980	-	41	2	43	-
Other	45	429,974	40	3,270	3,310	27,864
Liability position	123,696,153	86,449,155	(2,488,806)	(1,934,668)	(4,423,474)	(3,433,929)
Foreign currency	18,499,605	11,121,620	(950,431)	(167,349)	(1,117,780)	(1,038,566)
Interbank market	26,893,936	22,607,354	(86,772)	(4,800)	(91,572)	(113,861)
Fixed rates	36,746,908	17,109,592	(425,992)	(541,172)	(967,164)	(642,713)
Floating rate	6,174,979	5,165,634	(64,949)	(1,466)	(66,415)	(119,153)
Indices	34,788,265	28,995,231	(859,913)	(1,240,769)	(2,100,682)	(1,496,882)
Securities	510,580	38,030	(100,285)	21,096	(79,189)	-
Commodities	52,776	-	(464)	(208)	(672)	-
Other	29,104	1,411,694	-	-	-	(22,754)
Option contracts	1,402,563,048	1,638,428,821	580,271	5,647	585,918	705,926
Purchase commitments - long position	376,144,694	479,738,503	441,065	(132,133)	308,932	1,153,542
Foreign currency	18,257,149	15,052,951	242,497	(96,019)	146,478	1,015,558
Interbank market	60,637,492	39,892,289	49,624	(43,689)	5,935	5,197
Floating rate	271,663	298,642	1,615	(1,578)	37	342
Indices	295,681,221	421,835,630	121,836	(37,485)	84,351	70,254
Securities	644,996	1,870,464	9,005	44,362	53,367	51,925
Commodities	577,074	-	14,205	681	14,886	-
Other	75,099	788,527	2,283	1,595	3,878	10,266
Commitments to sell - long position	373,375,184	430,846,896	1,768,526	265,524	2,034,050	3,338,325
Foreign currency	8,365,688	6,020,312	110,756	(6,734)	104,022	235,275
Interbank market	43,647,368	28,848,104	123,055	19,383	142,438	541,516
Fixed rates	-	1,847	-	-	-	1,019
Floating rate	951,336	248,249	1,320	(109)	1,211	473
Indices	315,525,306	383,546,099	580,413	149,676	730,089	1,086,779
Securities	3,208,066	3,846,409	923,319	111,815	1,035,134	1,434,657
Commodities	1,523,149	-	18,805	(11,242)	7,563	-
Other	154,271	8,335,876	10,858	2,735	13,593	38,606
Purchase commitments - short position	188,042,007	338,996,888	(591,690)	175,341	(416,349)	(972,470)
Foreign currency	8,827,921	8,699,943	(265,100)	68,894	(196,206)	(790,560)
Interbank market	32,185,649	21,480,383	(37,218)	24,860	(12,358)	(18,130)
Indices	146,217,473	306,634,263	(269,154)	133,757	(135,397)	(112,711)
Securities	581,395	1,642,133	(8,757)	(47,595)	(56,352)	(45,351)
Commodities	154,470	-	(9,178)	(2,980)	(12,158)	-
Other	75,099	540,166	(2,283)	(1,595)	(3,878)	(5,718)
Commitments to sell - short position	465,001,163	388,846,534	(1,037,630)	(303,085)	(1,340,715)	(2,813,471)
Foreign currency	6,655,222	9,916,498	(149,846)	75,726	(74,120)	(449,825)
Interbank market	94,627,703	31,783,736	(115,818)	(93,697)	(209,515)	(620,210)
Fixed rates	-	1,847	-	-	-	(1,019)
Floating rate	-	-	(136)	285	149	-
Indices	361,744,748	344,320,848	(564,759)	(230,732)	(795,491)	(1,074,027)
Securities	1,632,838	2,628,139	(183,537)	(56,772)	(240,309)	(658,037)
Commodities	186,482	-	(12,919)	5,083	(7,836)	-
Other	154,170	195,466	(10,615)	(2,978)	(13,593)	(10,353)
Forward contracts	14,800,773	20,365,774	1,258,916	(5,545)	1,253,371	826,014
Purchases receivable	5,214,283	10,816,794	991,018	(20,686)	970,332	2,419,568
Foreign currency	4,483,203	9,163,199	283,248	(20,732)	262,516	962,369
Interbank market	-	168,320	-	-	-	-
Fixed rates	277,822	769,001	277,792	-	277,792	768,519
Floating rate	429,495	688,783	429,195	-	429,195	687,713
Securities	8	-	8	-	8	-
Commodities	23,710	-	731	47	778	-
Other	45	27,491	44	(1)	43	967
Purchases payable	2,864,403	1,769,789	(747,480)	775	(746,705)	(1,565,247)
Foreign currency	2,786,712	1,215,308	(34,432)	293	(34,139)	(87,269)
Interbank market	-	417,452	-	-	-	(25)
Fixed rates	-	-	(277,792)	-	(277,792)	(768,519)
Floating rate	-	-	(429,195)	-	(429,195)	(687,713)
Securities	-	-	(8)	-	(8)	-
Commodities	77,691	-	(6,053)	482	(5,571)	-
Other	-	137,029	-	-	-	(21,721)
Sales receivable	4,067,968	1,370,417	1,612,292	3,853	1,616,145	901,461
Foreign currency	2,420,794	303,998	19,767	2,552	22,319	9,592
Interbank market	8,558	94,353	8,533	(45)	8,488	320
Fixed rates	284,881	66,306	285,029	(496)	284,533	66,012
Floating rate	260,059	258,626	260,043	(82)	259,961	258,252
Indices	2,176	-	2,147	-	2,147	-
Securities	1,044,492	-	1,035,514	(391)	1,035,123	-
Commodities	47,008	-	1,259	2,315	3,574	-
Other	-	647,134	-	-	-	567,285
Sales deliverable	2,654,119	6,408,774	(596,914)	10,513	(586,401)	(929,768)
Foreign currency	2,578,707	6,052,716	(83,673)	9,771	(73,902)	(611,666)
Interbank market	-	324,375	-	-	-	-
Fixed rates	-	-	(250,558)	197	(250,361)	(48,066)
Floating rate	-	-	(260,043)	82	(259,961)	(258,252)
Securities	-	-	(68)	1	(67)	-
Commodities	75,412	-	(2,572)	462	(2,110)	-
Other	-	31,683	-	-	-	(11,784)

4.22

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	09/30/2012	09/30/2011	09/30/2012	09/30/2012	09/30/2012	09/30/2011
Credit derivatives	7,101,978	4,101,028	102,814	62,615	165,429	897,556
Asset position	2,396,780	3,023,379	191,826	62,968	254,794	935,549
Foreign currency	-	65,683	-	-	-	852
Fixed rate	1,176,022	2,660,410	191,624	44,981	236,605	928,838
Floating rate	-	-	-	-	-	(3,206)
Securities	914,404	297,286	113	15,403	15,516	9,065
Other	306,354	-	89	2,584	2,673	-
Liability position	4,705,198	1,077,649	(89,012)	(353)	(89,365)	(37,993)
Foreign currency	-	65,766	-	-	-	(815)
Fixed rate	3,512,938	715,242	(88,794)	17,603	(71,191)	(28,108)
Securities	882,581	296,641	(128)	(15,208)	(15,336)	(9,070)
Other	309,679	-	(90)	(2,748)	(2,838)	-
Forwards operations	35,958,421	29,264,080	(24,930)	76,577	51,647	275,452
Asset position	18,693,858	16,615,463	338,886	49,509	388,395	1,053,446
Foreign currency	18,269,420	16,210,205	330,280	49,509	379,789	840,044
Interbank market	-	18,005	-	-	-	142
Fixed rate	-	-	-	-	-	206,984
Floating rate	407,136	371,807	7,587	-	7,587	6,276
Indices	17,302	-	1,019	-	1,019	-
Other	-	15,446	-	-	-	-
Liability position	17,264,563	12,648,617	(363,816)	27,068	(336,748)	(777,994)
Foreign currency	17,249,108	12,367,924	(363,342)	27,068	(336,274)	(567,882)
Interbank market	13,985	12,591	(472)	-	(472)	(448)
Fixed rate	-	199,489	-	-	-	(208,447)
Floating rate	-	68,613	-	-	-	(1,217)
Indices	1,470	-	(2)	-	(2)	-
Swap with target flow	1,084,705	-	(1,123)	(31,978)	(33,101)	-
Asset position - Interbank market	541,791	-	-	-	-	-
Interbank market	530,730	-	-	-	-	-
Fixed rate	11,061	-	-	-	-	-
Liability position - Interbank market	542,914	-	(1,123)	(31,978)	(33,101)	-
Foreign currency	465,652	-	(775)	(30,241)	(31,016)	-
Interbank market	66,192	-	(339)	(1,598)	(1,937)	-
Fixed rate	11,070	-	(9)	(139)	(148)	-
Target flow of swap - Asset position - Foreign currency	549,661	-	-	38,012	38,012	-
Other derivative financial instruments	6,056,896	6,415,486	784,827	95,306	880,133	449,572
Asset position	5,576,209	3,697,317	1,815,588	121,402	1,936,990	711,663
Foreign currency	709,889	411,836	82,985	136,449	219,434	313,877
Fixed rate	1,662,797	268,888	1,179,636	(2,025)	1,177,611	23,846
Floating rate	283,725	-	253,781	-	253,781	-
Indices	-	-	-	126	126	-
Securities	2,919,798	-	299,186	(13,148)	286,038	-
Other	-	3,016,593	-	-	-	373,940
Liability position	480,687	2,718,169	(1,030,761)	(26,096)	(1,056,857)	(262,091)
Foreign currency	319,013	310,281	(83,242)	(26,040)	(109,282)	(86,250)
Fixed rate	-	2,300,012	(613,348)	2,381	(610,967)	(129,500)
Floating rate	-	-	(284,377)	(2,437)	(286,814)	-
Securities	161,674	-	(49,794)	-	(49,794)	-
Other	-	107,876	-	-	-	(46,341)
		ASSET	9,252,503	1,792,451	11,044,954	13,860,353
		LIABILITIES	(6,970,890)	(2,154,496)	(9,125,386)	(11,210,542)
		TOTAL	2,281,613	(362,045)	1,919,568	2,649,811
Derivative contracts mature as follows (in days):
Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2012	09/30/2011
Futures	33,145,954	176,825,572	104,533,635	115,809,555	430,314,716	286,657,893
Swaps	5,176,346	31,330,105	26,420,142	58,280,754	121,207,347	83,996,773
Options	95,240,293	1,000,880,314	243,225,686	63,216,755	1,402,563,048	1,638,428,821
Forwards (onshore)	3,243,598	6,462,573	2,913,553	2,181,049	14,800,773	20,365,774
Credit derivatives	-	1,538,882	598,681	4,964,415	7,101,978	4,101,028
Forwards (offshore)	9,135,208	19,885,647	4,018,600	2,918,966	35,958,421	29,264,080
Swaps with target flow	-	-	11,061	530,730	541,791	-
Target flow of swap	-	-	11,035	538,626	549,661	-
Other	143,065	2,659,068	351,800	2,902,963	6,056,896	6,415,486

4.23

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	09/30/2012										09/30/2011
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSET
Option premiums	2,209,591	133,391	2,342,982	21.3	107,744	132,080	900,969	238,765	122,329	841,095	4,491,869
BM&F Bovespa	929,967	48,588	978,555	8.9	33,121	75,987	709,836	100,797	58,814	-	2,759,659
Financial institutions	248,251	(5,449)	242,802	2.2	61,153	45,176	62,242	49,320	19,704	5,207	461,202
Companies	1,031,373	90,252	1,121,625	10.2	13,470	10,917	128,891	88,648	43,811	835,888	1,271,006
Individuals	-	-	-	-	-	-	-	-	-	-	2
Forwards (onshore)	2,603,310	(16,833)	2,586,477	23.4	663,425	684,372	161,883	339,968	53,467	683,362	3,321,031
BM&F Bovespa	1,046,500	(437)	1,046,063	9.5	362,948	611,059	70,184	1,813	59	-	554,504
Financial institutions	299,776	(1,531)	298,245	2.7	260,075	771	37,211	180	8	-	211,839
Companies	1,256,304	(15,117)	1,241,187	11.2	40,402	72,542	54,467	337,975	53,078	682,723	2,554,688
Individuals	730	252	982	0.0	-	-	21	-	322	639	-
Swaps - Adjustment receivable	2,093,302	1,404,002	3,497,304	31.5	82,910	263,469	381,279	400,152	627,295	1,742,199	3,346,799
BM&F Bovespa	223,891	226,920	450,811	4.1	12,796	14,063	15,020	22,224	130,184	256,524	415,362
Financial institutions	199,087	232,642	431,729	3.9	11,176	64,334	157,797	33,831	25,690	138,901	327,066
Companies	1,633,689	939,085	2,572,774	23.1	58,493	177,849	203,922	338,935	462,577	1,330,998	2,580,490
Individuals	36,635	5,355	41,990	0.4	445	7,223	4,540	5,162	8,844	15,776	23,881
Credit derivatives	191,826	62,968	254,794	2.3	-	1,869	1,011	673	26,306	224,935	935,549
Financial institutions	41,082	2,672	43,754	0.4	-	1,837	984	618	1,182	39,133	541,938
Companies	150,744	60,296	211,040	1.9	-	32	27	55	25,124	185,802	393,611
Forwards (offshore)	338,886	49,509	388,395	3.5	67,525	74,511	68,199	63,604	66,006	48,550	1,053,442
Financial institutions	217,472	(2)	217,470	2.0	49,407	40,600	41,598	23,186	38,797	23,882	900,116
Companies	121,306	49,364	170,670	1.5	18,117	33,718	26,587	40,371	27,209	24,668	150,571
Individuals	108	147	255	0.0	1	193	14	47	-	-	2,755
Swaps with target flow - Companies	-	38,012	38,012	0.3	-	-	-	203	412	37,397	-
Other - Financial institutions	1,815,588	121,402	1,936,990	17.7	142,334	635,656	791,087	86,111	27,604	254,198	711,663
BM&F Bovespa	-	83,198	83,198	0.8	83,072	90	36	-	-	-	223,903
Financial institutions	1,353,812	(11,395)	1,342,417	12.2	59,094	606,110	471,687	66,441	8,347	130,738	345,304
Companies	461,776	49,599	511,375	4.7	168	29,456	319,364	19,670	19,257	123,460	142,456
Total	9,252,503	1,792,451	11,044,954	100.0	1,063,938	1,791,957	2,304,428	1,129,476	923,419	3,831,736	13,860,353
% per maturity term					9.6	16.2	20.9	10.2	8.4	34.7
Total at 09/30/2011	11,486,782	2,373,571	13,860,353	100.0	1,410,820	2,273,624	3,091,019	2,497,855	1,062,155	3,524,880
% per maturity term					10.2	16.4	22.3	18.0	7.7	25.4

4.24

	09/30/2012										09/30/2011
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value

LIABILITIES
Futures	(23,658)	(72,013)	(95,671)	1.0	(19,410)	(6,113)	(23)	(14,423)	(19,201)	(36,501)	(417,581)
BM&F Bovespa	(23,658)	(71,919)	(95,577)	1.0	(19,410)	(6,064)	-	(14,423)	(19,182)	(36,498)	(412,777)
Financial institutions	-	(65)	(65)	-	-	(20)	(23)	-	(19)	(3)	(3,209)
Companies	-	(29)	(29)	-	-	(29)	-	-	-	-	(1,595)
Option premiums	(1,629,320)	(127,744)	(1,757,064)	19.2	(97,761)	(143,016)	(1,074,911)	(272,054)	(119,631)	(49,691)	(3,785,941)
BM&F Bovespa	(1,021,746)	(139,511)	(1,161,257)	12.7	(48,919)	(109,216)	(887,030)	(64,439)	(51,653)	-	(2,600,918)
Financial institutions	(469,007)	12,672	(456,335)	5.0	(44,367)	(25,873)	(144,652)	(155,526)	(45,222)	(40,695)	(995,718)
Companies	(138,567)	(905)	(139,472)	1.5	(4,475)	(7,927)	(43,229)	(52,089)	(22,756)	(8,996)	(189,299)
Individuals	-	-	0	-	-	-	-	-	-	-	(6)
Forwards (onshore)	(1,344,394)	11,288	(1,333,106)	14.6	(281,615)	(33,059)	(14,289)	(314,126)	(10,107)	(679,910)	(2,495,014)
BM&F Bovespa	-	-	0	-	-	-	-	-	-	-	(25)
Financial institutions	(262,150)	475	(261,675)	2.9	(260,269)	(18)	(9)	(1,033)	(283)	(63)	(222,141)
Companies	(1,082,244)	10,813	(1,071,431)	11.7	(21,346)	(33,041)	(14,280)	(313,093)	(9,824)	(679,847)	(2,272,848)
Swaps - difference payable	(2,488,806)	(1,934,668)	(4,423,474)	48.4	(77,387)	(184,762)	(436,793)	(769,509)	(807,853)	(2,147,170)	(3,433,928)
BM&F Bovespa	(349,112)	(385,016)	(734,128)	8.0	(626)	(17,353)	(12,738)	(151,420)	(143,501)	(408,490)	(619,943)
Financial institutions	(622,030)	(512,665)	(1,134,695)	12.4	(49,149)	(80,022)	(224,539)	(189,614)	(119,911)	(471,460)	(768,657)
Companies	(1,479,765)	(1,027,479)	(2,507,244)	27.5	(25,999)	(76,985)	(180,691)	(420,692)	(537,186)	(1,265,691)	(2,005,491)
Individuals	(37,899)	(9,508)	(47,407)	0.5	(1,613)	(10,402)	(18,825)	(7,783)	(7,255)	(1,529)	(39,837)
Credit derivatives	(89,012)	(353)	(89,365)	1.0	-	(11,204)	(1,165)	(588)	(5,726)	(70,682)	(37,993)
Financial institutions	(88,707)	4,724	(83,983)	0.9	-	(10,736)	(230)	-	(4,544)	(68,473)	(15,812)
Companies	(305)	(5,077)	(5,382)	0.1	-	(468)	(935)	(588)	(1,182)	(2,209)	(22,181)
Forwards (offshore)	(363,816)	27,068	(336,748)	3.7	(88,196)	(89,611)	(77,962)	(30,634)	(47,418)	(2,927)	(777,994)
Financial institutions	(258,563)	5,865	(252,698)	2.8	(66,405)	(62,363)	(64,994)	(17,912)	(40,858)	(166)	(643,906)
Companies	(105,077)	21,236	(83,841)	0.9	(21,757)	(27,073)	(12,968)	(12,722)	(6,560)	(2,761)	(133,215)
Individuals	(176)	(33)	(209)	-	(34)	(175)	-	-	-	-	(873)
Swaps with target flow - Companies	(1,123)	(31,978)	(33,101)	0.4	-	-	-	(148)	(240)	(32,713)	-
Other	(1,030,761)	(26,096)	(1,056,857)	11.7	(94)	(296,787)	(610,848)	(90,210)	(36,568)	(22,350)	(262,091)
Financial institutions	(684,664)	(1,191)	(685,855)	7.5	-	(286,815)	(304,725)	(83,043)	-	(11,272)	(208,162)
Companies	(346,097)	(24,905)	(371,002)	4.2	(94)	(9,972)	(306,123)	(7,167)	(36,568)	(11,078)	(53,929)
Total	(6,970,890)	(2,154,496)	(9,125,386)	100.0	(564,463)	(764,552)	(2,215,991)	(1,491,692)	(1,046,744)	(3,041,944)	(11,210,542)
% per maturity term					6.2	8.4	24.3	16.3	11.5	33.3
Total at 09/30/2011	(8,658,545)	(2,551,997)	(11,210,542)	100.0	(1,002,342)	(1,942,047)	(2,389,485)	(2,451,057)	(887,650)	(2,537,961)
% per maturity term					9.0	17.3	21.3	21.9	7.9	22.6

4.25

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2012
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other
BM&F/Bovespa	355,028,951	8,893,557	1,355,950,765	1,055,540	-	-	-	-	-
Overt-the-counter market	75,285,765	112,313,790	46,612,283	13,745,233	7,101,978	35,958,421	541,791	549,661	6,056,896
Financial institutions	21,496,702	50,279,335	36,379,394	876,347	4,888,470	28,944,175	-	-	4,206,881
Companies	53,789,063	53,115,092	10,232,889	12,854,301	2,213,508	6,984,597	541,791	549,661	1,850,015
Individuals	-	8,919,363	-	14,585	-	29,649	-	-	-
Total	430,314,716	121,207,347	1,402,563,048	14,800,773	7,101,978	35,958,421	541,791	549,661	6,056,896
Total 09/30/2011	286,657,893	83,996,773	1,638,428,821	20,365,774	4,101,028	29,264,080	-	-	6,415,486

4.26

IV - Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Notional amount
	09/30/2012	09/30/2011
Transferred	2,396,780	3,023,379
Credit swaps whose underlying assets are:
Securities	2,386,970	2,154,036
Total return rate swaps whose underlying assets are:
Securities	9,810	869,343
Received	(4,705,198)	(1,077,649)
Credit swaps whose underlying assets are:
Securities	(4,705,198)	(1,068,690)
Total return rate swaps whose underlying assets are:
Securities	-	(8,959)
Total	(2,308,418)	1,945,730
Effect on the Referential Equity (Note 3)	(98,235)	(72,196)

During the period, there was no occurrence of credit event related to those set forth in agreements.

4.27

V - Accounting hedge

a)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at September 30, 2012, ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2012 and 2017 in the amount of R$ 47,998,049 (R$ 41,104,979 at September 30, 2011). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at September 30, 2012 ITAÚ UNIBANCO HOLDING negotiated swap contracts with maturity in 2015 in the amount of R$ 798,172 (R$ 728,913 at September 30, 2011). These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of R$ (262,103) (R$ (193,824) at September 30, 2011), of which R$ (241,075) (R$ (165,714) at September 30, 2011) refers to CDB and R$ (21,028) (R$ (28,110) at September 30, 2011) refers to Redeemable Preferred shares. The hedged items total R$ 47,019,638 (R$ 41,452,788 at September 30, 2011), of which R$ 46,221,466 (R$ 40,723,875 at September 30, 2011) are CDB with maturities between 2012 and 2017 and R$ 798,172 (R$ 728,913 at September 30, 2011) are swaps of Redeemable Preferred Shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (485,579) (R$ (5,505) at September 30, 2011).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

b)	Market Risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in market risk, receipt of interest, which are attributable to changes in interest rates related to recognized assets.

To hedge the variation in market risk in the receipt of interest, ITAÚ´UNIBANCO HOLDING uses interest rate swap contracts, in the amount of R$ 477,305. These Derivative Financial Instruments gave rise to an adjustment to market value of R$ (2,814).

Hedge assets are prefixed items, in the amount of R$ 477,305, expressed in UF (Chilean Unit of Account - CLF), issued in Chile, with maturities between 2012 and 2041. Such items gave rise to an adjustment to market value of R$ (2,783) which represents the effective hedge portion recognized in income.

ITAÚ UNIBANCO HOLDING uses the market risk hedge as follows:

• To hedge against market risk variation in the receipt of interest resulting from variations in the fair value of ICPR rate (Real Promédio Camera Index).

The effectiveness computed for hedge portfolio is in conformity with the provisions of BACEN Circular No. 3.082 of January 30, 2002.

Hedge relationships were designated in 2012 and swaps will mature in 2027. Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

c)	Related operations - the swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 35,239 (R$ 45,645 at September 30, 2011) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150, of September 11, 2002.

4.28

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 09/30/2012	01/01 to 09/30/2011
Swap	(729,966)	1,544,667
Forwards (onshore)	53,872	(109,658)
Futures	(818,550)	(1,424,724)
Options	611,046	395,463
Credit derivatives	140,001	117,439
Other	55,258	(941,369)
Foreign exchange variation on investments abroad	1,519,278	2,528,218
Total	830,939	2,110,036

4.29

i)	Changes in adjustment to market value for the period

	01/01 to 09/30/2012	01/01 to 09/30/2011
Opening balance	(160,343)	1,408,206
Adjustments with impact on:
Results	930,095	(652,026)
Trading securities	664,032	234,886
Derivative financial instruments	266,063	(886,912)
Stockholders’ equity	1,565,505	(224,877)
Available-for-sale	1,712,787	74,258
Accounting Hedge – Derivative Financial Instruments	(147,282)	(299,135)
Futures	(145,559)	(268,532)
Swap	(1,723)	(30,603)

Closing balance	2,335,257	531,303
Adjustment to market value	2,335,257	531,303
Trading securities	690,730	487,231
Available-for-sale securities	2,431,386	529,114
Derivative financial instruments	(786,859)	(485,042)
Trading securities	(362,048)	(134,863)
Accounting hedge	(424,811)	(350,179)
Futures	(392,950)	(299,393)
Swap	(31,861)	(50,786)

For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	09/30/2012	09/30/2011
Adjustment of available-for-sale securities – stockholders’ equity	2,431,386	529,114
Adjustment to held-to-maturity securities (*)	1,202,814	605,696
Total unrealized gain	3,634,200	1,134,810

(*)	Includes the amount of R$ 10,042 (R$ 11,017 at 09/30/2011) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

4.30

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. Each market risk factor was subject to a sensitivity level, with shock applications of 25% and 50%, both for growth and fall. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure under exceptional scenarios.

Measurement of market risk segregates operations in trading portfolio and banking portfolio, pursuant to the criteria set forth in the New Capital Accord – Basel II and in the instructions CMN Resolution No. 3,464 of June 26, 2007 and BACEN Circular No. 3,354 of June 27, 2007.

The trading portfolio consists of all transactions, including derivatives, which are held with the intention of trading in the short term or of hedging other financial instruments of this portfolio, and that are not subject to limitations on their marketability. These are transactions designated for obtaining benefits from price movements, actual or expected in the short term or conduction of arbitrage.

The banking portfolio comprises transactions that do not fit into the trading portfolio. Consists in operations designated for active management of financial risks and held not for trading in the short term. Its composition may include derivatives.

The sensitivity analyses shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING.

		Amounts in reais thousands
Trading portfolio	Exposures	09/30/2012 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(71)	(1,734)	(3,373)
Foreign exchange	Rates of foreign currency coupon	(191)	(4,898)	(9,750)
Foreign currency	Exchange variation	51	(1,264)	(2,527)
Price indices	Rates of price index coupon	(641)	(15,890)	(31,527)
Reference rate	Rate of TR coupon	370	(9,326)	(18,815)
Shares	Share price	4,850	(121,247)	(242,494)
	Total without correlation	4,367	(154,358)	(308,486)
	Total with correlation	3,512	(124,127)	(248,068)

(*)	Amounts net of tax effects.

		Amount in reais thousands
Trading and Banking portfolios	Exposures	09/30/2012 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(1,456)	(36,252)	(72,224)
Foreign exchange	Rates of foreign currency coupon	(1,065)	(26,295)	(51,897)
Foreign currency	Exchange variation	2,925	(73,130)	(146,260)
Price indices	Rates of price index coupon	(3,375)	(82,430)	(160,998)
Reference rate	Rate of TR coupon	(5,425)	(132,481)	(258,608)
Shares	Share price	6,674	(166,852)	(333,704)
	Total without correlation	(1,722)	(517,441)	(1,023,689)
	Total with correlation	(1,384)	(416,097)	(823,195)

(*)	Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and commodities and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&FBOVESPA, Andima, etc);

Scenario II: Shocks at 25 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING are shown in the item Derivative Financial Instruments in this note.

4.31

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	09/30/2012										09/30/2011
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	115,807,155	97,826,156	33,845,631	17,236,850	10,334,917	3,284,760	2,600,024	2,283,984	11,423,557	294,643,034	264,360,543
Loans and discounted trade receivables	50,141,093	48,475,563	22,812,121	12,547,305	8,590,067	2,451,927	2,040,081	1,829,758	9,613,505	158,501,420	142,905,371
Financing	43,164,169	39,292,686	9,643,086	4,143,783	1,428,381	714,422	538,025	434,773	1,740,713	101,100,038	93,637,847
Farming and agribusiness financing	4,090,520	689,128	652,142	57,267	193,214	87,926	364	236	24,168	5,794,965	5,838,036
Real estate financing	18,411,373	9,368,779	738,282	488,495	123,255	30,485	21,554	19,217	45,171	29,246,611	21,979,289

Lease operations	4,297,118	8,417,451	2,797,090	1,316,074	744,573	324,368	253,370	205,208	779,043	19,134,295	29,686,816

Credit card operations	-	30,276,309	1,608,056	2,058,664	744,079	439,767	351,557	353,793	2,639,359	38,471,584	37,044,013

Advance on exchange contracts (1)	3,467,671	1,072,973	806,319	118,122	26,254	20,747	477	-	7,766	5,520,329	4,066,389

Other sundry receivables (2)	243	1,925,307	5,566	18,227	12,671	3,694	23,876	2,753	48,713	2,041,050	120,925

Total operations with credit granting characteristics	123,572,187	139,518,196	39,062,662	20,747,937	11,862,494	4,073,336	3,229,304	2,845,738	14,898,438	359,810,292	335,278,686
Endorsements and sureties (3)										57,792,446	46,957,352
Total with endorsements and sureties	123,572,187	139,518,196	39,062,662	20,747,937	11,862,494	4,073,336	3,229,304	2,845,738	14,898,438	417,602,738	382,236,038
TOTAL – 09/30/2011	109,579,244	142,660,512	30,544,393	16,967,558	13,840,416	3,775,708	3,087,516	2,505,035	12,318,304	335,278,686
(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

4.32

II – By maturity and risk level

	09/30/2012										09/30/2011
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,306,758	3,600,414	2,945,441	1,808,417	1,377,798	1,254,000	5,711,944	20,004,772	16,164,876
01 to 30	-	-	221,437	232,912	161,623	81,420	60,338	57,054	439,776	1,254,560	1,167,020
31 to 60	-	-	113,282	122,735	102,992	63,768	48,723	47,451	232,574	731,525	656,637
61 to 90	-	-	112,859	125,970	107,336	64,720	50,583	47,199	242,094	750,761	665,408
91 to 180	-	-	323,012	371,270	310,329	189,362	148,006	136,427	678,825	2,157,231	1,816,932
181 to 365	-	-	574,073	667,349	577,793	349,102	268,235	259,691	1,193,430	3,889,673	3,219,190
Over 365	-	-	1,962,095	2,080,178	1,685,368	1,060,045	801,913	706,178	2,925,245	11,221,022	8,639,689

Overdue installments	-	-	660,302	860,200	1,076,961	922,249	853,169	996,447	6,517,300	11,886,628	11,777,935
01 to 14	-	-	26,911	92,869	70,980	38,821	27,369	24,711	124,243	405,904	312,898
15 to 30	-	-	589,957	128,628	153,109	57,280	36,044	31,155	157,193	1,153,366	1,206,356
31 to 60	-	-	43,434	592,009	290,107	155,964	93,631	78,833	306,392	1,560,370	1,393,603
61 to 90	-	-	-	33,846	510,608	162,772	126,535	97,943	363,779	1,295,483	1,153,377
91 to 180	-	-	-	12,848	52,157	478,215	522,437	712,606	1,322,644	3,100,907	3,398,764
181 to 365	-	-	-	-	-	29,197	47,153	51,199	4,119,014	4,246,563	4,096,154
Over 365	-	-	-	-	-	-	-	-	124,035	124,035	216,783
SUBTOTAL	-	-	3,967,060	4,460,614	4,022,402	2,730,666	2,230,967	2,250,447	12,229,244	31,891,400	27,942,811
SPECIFIC ALLOWANCE	-	-	(39,670)	(133,818)	(402,240)	(819,200)	(1,115,484)	(1,575,313)	(12,229,244)	(16,314,969)	(13,776,165)
SUBTOTAL – 09/30/2011	-	-	4,086,093	3,759,328	3,457,325	2,415,869	2,150,524	1,989,674	10,083,998	27,942,811
	NON-OVERDUE OPERATIONS
Falling due installments	122,662,105	138,354,789	34,650,974	15,996,876	7,671,614	1,313,800	983,201	585,114	2,600,555	324,819,028	305,660,362
01 to 30	10,232,924	24,254,792	7,077,097	4,010,212	1,575,705	170,180	121,388	67,527	543,988	48,053,813	46,189,167
31 to 60	10,234,148	12,147,390	3,682,667	1,701,796	685,939	63,387	32,295	26,070	213,931	28,787,623	25,866,946
61 to 90	6,572,780	8,375,050	2,331,409	942,574	329,592	115,113	24,950	21,002	128,436	18,840,906	18,884,513
91 to 180	12,887,964	16,567,062	4,300,710	1,759,201	771,225	115,383	57,549	76,639	257,658	36,793,391	33,400,549
181 to 365	19,988,601	20,155,684	5,072,726	2,506,113	1,210,765	168,426	103,050	86,106	328,530	49,620,001	45,482,578
Over 365	62,745,688	56,854,811	12,186,365	5,076,980	3,098,388	681,311	643,969	307,770	1,128,012	142,723,294	135,836,609

Overdue up to 14 days	910,082	1,163,407	444,628	290,447	168,478	28,870	15,136	10,177	68,639	3,099,864	1,675,513
SUBTOTAL	123,572,187	139,518,196	35,095,602	16,287,323	7,840,092	1,342,670	998,337	595,291	2,669,194	327,918,892	307,335,875
GENERIC ALLOWANCE	-	(697,591)	(350,956)	(488,619)	(784,009)	(402,801)	(499,169)	(416,704)	(2,669,194)	(6,309,043)	(5,883,948)
SUBTOTAL – 09/30/2011	109,579,244	142,660,512	26,458,300	13,208,230	10,383,091	1,359,839	936,992	515,361	2,234,306	307,335,875
GRAND TOTAL	123,572,187	139,518,196	39,062,662	20,747,937	11,862,494	4,073,336	3,229,304	2,845,738	14,898,438	359,810,292	335,278,686
EXISTING ALLOWANCE	-	(697,591)	(390,626)	(996,305)	(3,557,562)	(2,036,261)	(2,260,190)	(2,845,454)	(14,898,438)	(27,682,427)	(24,718,528)
Minimum allowance required (3)	-	(697,591)	(390,626)	(622,438)	(1,186,249)	(1,222,001)	(1,614,652)	(1,992,017)	(14,898,438)	(22,624,012)	(19,660,113)
Additional allowance (4)	-	-	-	(373,867)	(2,371,313)	(814,260)	(645,538)	(853,437)	-	(5,058,415)	(5,058,415)
GRAND TOTAL 09/30/2011	109,579,244	142,660,512	30,544,393	16,967,558	13,840,416	3,775,708	3,087,516	2,505,035	12,318,304	335,278,686
EXISTING ALLOWANCE	-	(713,302)	(305,443)	(677,523)	(4,150,741)	(1,887,477)	(2,160,953)	(2,504,785)	(12,318,304)	(24,718,528)
Minimum allowance required (3)	-	(713,302)	(305,443)	(509,026)	(1,384,042)	(1,132,713)	(1,543,758)	(1,753,525)	(12,318,304)	(19,660,113)
Additional allowance (4)	-	-	-	(168,497)	(2,766,699)	(754,764)	(617,195)	(751,260)	-	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 22,200,624 (R$ 18,849,520 at 09/30/2011);
(3)	The policy of not using "AA" ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;
(4)	According to BACEN’s request, it is classified into risk level to show the additional amounts calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

4.33

III – By business sector

	09/30/2012%		09/30/2011%
PUBLIC SECTOR	926,771	0.3%	1,741,160	0.5%
Energy	269,838	0.1%	457,506	0.1%
Petrochemical and chemical	446,109	0.1%	272,089	0.1%
Sundry	210,824	0.1%	1,011,565	0.3%
PRIVATE SECTOR	358,883,521	99.7%	333,537,526	99.5%
COMPANIES	200,834,820	55.8%	184,583,344	55.1%
Sugar and alcohol	7,655,762	2.1%	6,944,958	2.1%
Agribusiness and fertilizers	11,233,122	3.1%	11,388,042	3.4%
Food and beverage	9,980,001	2.8%	9,771,547	2.9%
Banks and other financial institutions	4,352,083	1.2%	5,355,089	1.6%
Capital assets	7,200,822	2.0%	6,664,806	2.0%
Pulp and paper	2,884,579	0.8%	2,072,237	0.6%
Publishing and printing	1,643,991	0.5%	1,607,793	0.5%
Electronic and IT	5,057,889	1.4%	4,757,385	1.4%
Packaging	1,825,825	0.5%	1,697,957	0.5%
Energy and sewage	5,517,196	1.5%	5,854,335	1.7%
Education	1,144,439	0.3%	1,088,102	0.3%
Pharmaceuticals and cosmetics	3,907,760	1.1%	3,522,317	1.1%
Real estate agents	13,141,711	3.7%	11,032,566	3.3%
Entertainment and tourism	3,356,340	0.9%	3,171,751	0.9%
Wood and furniture	3,168,817	0.9%	2,895,173	0.9%
Construction material	5,073,193	1.4%	5,323,564	1.6%
Steel and metallurgy	8,074,963	2.2%	7,365,750	2.2%
Media	845,037	0.2%	1,178,116	0.4%
Mining	2,835,491	0.8%	1,930,014	0.6%
Infrastructure work	4,811,868	1.3%	4,792,144	1.4%
Oil and gas	2,962,724	0.8%	2,762,977	0.8%
Petrochemical and chemical	5,889,323	1.6%	5,944,812	1.8%
Health care	1,744,683	0.5%	1,751,842	0.5%
Insurance and reinsurance and pension plans	5,727	0.0%	6,095	0.0%
Telecommunications	1,094,526	0.3%	1,117,281	0.3%
Third sector	112,769	0.0%	109,862	0.0%
Trading	2,318,729	0.6%	2,106,479	0.6%
Transportation	16,581,251	4.6%	15,132,702	4.5%
Domestic appliances	2,671,066	0.7%	2,013,806	0.6%
Vehicles and autoparts	12,759,065	3.5%	12,162,552	3.6%
Clothing and shoes	5,167,014	1.4%	5,543,145	1.7%
Commerce - Sundry	14,337,047	4.0%	14,064,491	4.2%
Industry - Sundry	4,848,372	1.3%	2,915,936	0.9%
Sundry services	16,995,210	4.7%	13,905,278	4.1%
Sundry	9,636,425	2.7%	6,632,440	2.0%
INDIVIDUALS	158,048,701	43.9%	148,954,182	44.4%
Credit cards	37,508,670	10.4%	36,551,880	10.9%
Real estate financing	21,362,662	5.9%	15,714,668	4.7%
Consumer loans/overdraft	45,130,996	12.5%	36,679,462	10.9%
Vehicles	54,046,373	15.0%	60,008,172	17.9%
GRAND TOTAL	359,810,292	100.0%	335,278,686	100.0%

4.34

The balances as of September 30, 2011 were reclassified in order to align the sector exposure criteria for disclosure purposes on internal and publicly-available reports. The main impacts are highlighted below:

Prior disclosure	Current disclosure	09/30/2011
Agribusiness	Sugar and alcohol	7,628,227
Agribusiness	Sundry	2,526,112
Agribusiness	Agribusiness and fertilizers	4,485,855
Heavy construction (constructors)	Infrastructure work	5,056,692
Distribution of fuels	Oil and gas	3,346,703
Electrical and electronic	Domestic appliances	2,994,676
Fertilizers and insecticides	Agribusiness and fertilizers	1,880,556
Holding company	Sundry	3,940,518
Import and export	Tradings	2,182,374
Hospital care materials and equipment	Pharmaceuticals and cosmetics	1,049,926
Media	Publishing and printing	1,717,450
Other - Industry	Packaging	1,847,129
Other services	Education	1,308,855
Service companies	Entertainment and tourism	3,373,203
Service companies	Sundry services	2,247,483
Chemical and petrochemical	Oil and gas	1,076,744
Supermarkets	Commerce - Sundry	2,194,749

4.35

b) Credit concentration

	09/30/2012		09/30/2011
		% of		% of
Loan, lease and other credit operations (*)	Risk	Total	Risk	Total
Largest debtor	4,332,994	1.0	2,719,973	0.7
10 largest debtors	26,374,842	6.3	20,279,406	5.3
20 largest debtors	42,361,640	10.1	33,844,521	8.9
50 largest debtors	66,155,639	15.8	55,362,851	14.5
100 largest debtors	86,982,805	20.8	73,252,442	19.2

Loan, lease and other credit operations and securities of companies and	09/30/2012		09/30/2011
financial institutions (*)		% of		% of
	Risk	Total	Risk	Total
Largest debtor	4,962,447	1.1	5,513,780	1.3
10 largest debtors	36,220,393	7.7	31,495,562	7.4
20 largest debtors	58,564,465	12.4	50,146,147	11.7
50 largest debtors	91,801,941	19.4	79,071,076	18.5
100 largest debtors	119,037,368	25.2	103,282,020	24.1

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 09/30/2012	01/01 to 09/30/2011
Opening balance	(25,771,727)	(22,018,217)
Net increase for the period	(17,959,140)	(14,458,717)
Write-Off	16,048,440	11,758,406
Closing balance	(27,682,427)	(24,718,528)
Required by Resolution No. 2,682/99	(22,624,012)	(19,660,113)
Specific allowance (1)	(16,314,969)	(13,776,165)
Generic allowance (2)	(6,309,043)	(5,883,948)
Additional allowance (3)	(5,058,415)	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)	As from the first quarter of 2011, refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At September 30, 2012, the balance of the allowance in relation to the loan portfolio is equivalent to 7.7% (7.4% at 09/30/2011).

4.36

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 09/30/2012	01/01 to 09/30/2011
Expenses for allowance for loan losses	(17,959,140)	(14,458,717)
Income from recovery of credits written off as loss	3,477,108	3,914,586
Result of allowance for loan losses	(14,482,032)	(10,544,131)

II -	Renegotiated credits

	09/30/2012	09/30/2011
Renegotiated credits	19,523,667	13,085,142
Allowance for loan losses	(8,673,811)	(5,522,952)
(%)	44.4	42.2

4.37

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	09/30/2012				01/01 to 09/30/2012
	0 - 30	31 - 180	Over 365 days	Total	Income (expenses)
Restricted operations on assets
Loan operations	741	99	118,790	119,630	15,548
Liabilities - restricted operations on assets
Foreign borrowings through securities	741	99	118,790	119,630	(15,548)
Net revenue from restricted operations					-

At September 30, 2012, there were no balances in default.

4.38

f)	Operations of sale or transfers and acquisitions of financial assets

I. Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at September 30, 2012 where the entity significantly retained the related risks and benefits is R$ 449,063 (R$ 30,661 at 09/30/2011), composed of real estate financing of R$ 429,700 (R$ 8,602 at 09/30/2011) and farming financing of R$ 19,363 (R$ 22,059 at 09/30/2011).

II. Beginning January 2012, as provided for by CMN Resolution No. 3,533/08 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING carried out operations for sale or transfer of financial assets in which there was a retention of credit risks of financial assets transferred, through the acquisition of subordinated quotas of credit right funds. Therefore, such credits continue to be recorded as credit operations and are represented by the following information at September 30, 2012:

	Asset		Liabilities
Nature of operation	Book value	Fair value	Book value	Fair value

Large companies – Working capital	54,657	59,118	54,657	59,118

Sales or transfers of financial assets without risk and benefit retention amount to R$ 1,066,590 with effect on results of R$ (636).

In the period, loan portfolios with assignor’s risk retention the, in the amount of R$ 1,823,049, totaling R$ 3,273,092 at September 30, 2012, were also purchased.

4.39

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	09/30/2012	09/30/2011
ASSETS - OTHER RECEIVABLES	40,949,887	40,273,816
Exchange purchase pending settlement – foreign currency	22,941,184	21,883,533
Exchange sale rights – local currency	18,489,047	18,623,314
(Advances received) – local currency	(480,344)	(233,031)
LIABILITIES – OTHER LIABILITIES (Note 2a)	41,124,676	39,758,637
Exchange sales pending settlement – foreign currency	18,472,885	18,406,320
Liabilities from purchase of foreign currency – local currency	22,646,922	21,348,264
Other	4,869	4,053
MEMORANDUM ACCOUNTS	1,405,574	612,592
Outstanding import credits – foreign currency	1,337,564	587,469
Confirmed export credits – foreign currency	68,010	25,123

4.40

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a)   Summary

	09/30/2012						09/30/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	127,105,134	20,818,387	11,718,292	72,277,542	231,919,355	36.2	220,675,331	39.9
Deposits received under securities repurchase agreements	108,261,853	10,884,385	14,977,778	111,147,697	245,271,713	38.3	195,569,293	35.3
Funds from acceptance and issuance of securities	3,711,197	18,897,422	10,245,237	24,190,179	57,044,035	8.9	40,965,222	7.4
Borrowings and onlending	2,581,440	12,750,347	14,961,024	26,560,967	56,853,778	8.9	57,872,143	10.5
Subordinated debt (*)	1,166,915	3,383,474	81,323	44,710,324	49,342,036	7.7	38,366,648	6.9
TOTAL	242,826,539	66,734,015	51,983,654	278,886,709	640,430,917		553,448,637
% per maturity term	37.9	10.4	8.1	43.5
TOTAL – 09/30/2011	195,604,392	66,527,263	52,993,984	238,322,998	553,448,637
% per maturity term	35.3	12.0	9.6	43.1

(*)	Includes R$ 798,296 (R$ 728,949 at 09/30/2011) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b) Deposits

	09/30/2012						09/30/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	29,817,694	-	-	-	29,817,694	12.9	26,069,204	11.8
Savings accounts	77,413,953	-	-	-	77,413,953	33.4	63,334,088	28.7
Interbank	3,271,012	4,384,747	1,606,010	254,083	9,515,852	4.0	2,157,338	1.0
Time deposits	16,602,475	16,433,640	10,112,282	72,023,459	115,171,856	49.7	129,114,701	58.5
TOTAL	127,105,134	20,818,387	11,718,292	72,277,542	231,919,355		220,675,331
% per maturity term	54.8	9.0	5.1	31.1
TOTAL – 09/30/2011	118,615,296	25,545,979	10,914,648	65,599,408	220,675,331
% per maturity term	53.8	11.6	4.9	29.7

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 5,154,518 (R$ 4,705,826 at 09/30/2011 with maturity over 365 days) with maturity of 31 to 180 days.

4.41

c) Deposits received under securities repurchase agreements

	09/30/2012						09/30/2011
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	41,699,118	10,884,385	14,818,288	94,345,489	161,747,280	65.9	146,117,935	74.7
Government securities	27,837,501	419,067	18,891	7,963	28,283,422	11.5	27,903,483	14.3
Own issue	2,297,935	10,461,837	14,679,670	94,337,526	121,776,968	49.6	110,565,185	56.5
Foreign	11,563,682	3,481	119,727	-	11,686,890	4.8	7,649,267	3.9
Third-party portfolio	66,487,407	-	-	-	66,487,407	27.2	36,047,478	18.4
Free portfolio	75,328	-	159,490	16,802,208	17,037,026	6.9	13,403,880	6.9
TOTAL	108,261,853	10,884,385	14,977,778	111,147,697	245,271,713		195,569,293
% per maturity term	44.1	4.4	6.1	45.4
TOTAL – 09/30/2011	71,981,422	12,968,985	14,058,938	96,559,948	195,569,293
% per maturity term	36.8	6.6	7.2	49.4

4.42

d) Funds from acceptance and issuance of securities

	09/30/2012						09/30/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
FUNDS FROM BILLS:	2,033,517	13,980,964	6,994,230	16,814,606	39,823,317	69.8	25,500,661	62.2
of real estate loans	18,761	3,412,203	3,124,849	12,700,349	19,256,162	33.7	8,261,981	20.1
Financial	1,702,257	9,303,933	2,989,384	1,448,873	15,444,447	27.1	13,752,700	33.6
Bill of credit related to agribusiness	302,996	1,260,026	852,380	2,465,217	4,880,619	8.6	3,231,362	7.9
Mortgage notes	9,503	4,802	27,617	200,167	242,089	0.4	254,618	0.6
DEBENTURES	1,574,639	520,914	520,996	-	2,616,549	4.6	1,114,449	2.7
FOREIGN SECURITIES	103,041	4,395,544	2,730,011	7,375,573	14,604,169	25.6	14,350,112	35.1
Trade Related – issued abroad - Structure Note Issued	-	-	-	-	-	-	972,477	2.4
Non-Trade Related – Issued abroad	103,041	4,395,544	2,730,011	7,375,573	14,604,169	25.6	13,377,635	32.7
Brazil Risk Note Programme	29,555	2,796,622	1,945,821	2,537,071	7,309,069	12.8	3,266,157	8.0
Structure Note Issued	55,306	1,205,042	719,155	1,883,957	3,863,460	6.8	4,507,603	11.0
Bonds	4,197	30,109	33,379	1,711,133	1,778,818	3.1	-	-
Fixed Rate Notes	12,823	36,555	5,723	1,193,620	1,248,721	2.2	433,772	1.1
Euro Medium Term Note Programme	-	-	-	-	-	-	291,101	0.7
Euro Certificates of Deposits	-	-	-	-	-	-	4,711,024	11.5
Medium Term Note	-	-	-	-	-	-	157,770	0.4
Eurobonds	986	276,517	3,500	25,483	306,486	0.5	10,208	-
Other	174	50,699	22,433	24,309	97,615	0.2	-	-
TOTAL	3,711,197	18,897,422	10,245,237	24,190,179	57,044,035		40,965,222
% per maturity term	6.5	33.1	18.0	42.4
TOTAL – 09/30/2011	2,346,895	12,722,600	6,327,996	19,567,731	40,965,222
% per maturity term	5.7	31.1	15.4	47.8

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity of 31 days to 180 days in the amount of R$ 18,667 (R$ 18,667 at 09/30/2011) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 09/30/2011), totaling R$ 518,667 (R$ 518,667 at 09/30/2011).

4.43

e) Borrowings and onlending

	09/30/2012						09/30/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
BORROWINGS	1,656,372	8,382,261	8,585,099	3,370,086	21,993,818	38.7	21,798,842	37.7
Domestic	221,351	6,512	54,318	131,606	413,787	0.7	2,621,036	4.5
Foreign (*)	1,435,021	8,375,749	8,530,781	3,238,480	21,580,031	38.0	19,177,806	33.1
ONLENDING	925,068	4,368,086	6,375,925	23,190,881	34,859,960	61.3	36,073,301	62.3
Domestic – official institutions	925,068	3,943,092	6,353,148	23,034,561	34,255,869	60.3	35,497,556	61.3
BNDES	256,075	1,005,778	1,170,084	7,871,697	10,303,634	18.1	9,868,073	17.1
FINAME	645,467	2,876,693	5,104,112	14,927,677	23,553,949	41.4	25,173,414	43.5
Other	23,526	60,621	78,952	235,187	398,286	0.7	456,069	0.8
Foreign	-	424,994	22,777	156,320	604,091	1.1	575,745	1.0
TOTAL	2,581,440	12,750,347	14,961,024	26,560,967	56,853,778		57,872,143
% per maturity term	4.5	22.4	26.3	46.7
TOTAL- 09/30/2011	2,604,656	15,248,184	13,007,671	27,011,632	57,872,143
% per maturity term	4.5	26.3	22.5	46.7

(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

4.44

f) Subordinated debt

	09/30/2012						09/30/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	1,105,380	3,290,189	77,455	10,900,748	15,373,772	31.2	22,566,862	58.8
Financial Treasury bills	-	-	-	20,712,197	20,712,197	42.0	9,623,543	25.1
Euronotes	57,703	93,285	-	12,024,582	12,175,570	24.7	5,171,553	13.5
Bonds	3,832	-	3,744	319,351	326,927	0.7	300,469	0.8
Eurobonds	-	-	-	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(44,726)	(44,726)	(0.1)	(24,728)	(0.1)
TOTAL OTHER LIABILITIES	1,166,915	3,383,474	81,199	43,912,152	48,543,740		37,637,699
Redeemable preferred shares	-	-	124	798,172	798,296	1.6	728,949	1.9
GRAND TOTAL (*)	1,166,915	3,383,474	81,323	44,710,324	49,342,036		38,366,648
% per maturity term	2.4	6.9	0.2	90.6
TOTAL- 09/30/2011	56,123	41,515	8,684,731	29,584,279	38,366,648
% per maturity term	0.1	0.1	22.6	77.1

(*)	The amount of R$ 44,980,135 (R$ 35,701,196 at 09/30/2011) is included in the Referential Equity, using the proportionalities set forth in CMN Resolution No. 3,444 of February 28, 2007 and changes made by CMN Resolution No. 3,532 of January 31, 2008.

4.45

Description
Name of security / Currency	Principal Amount (Original Currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	200,000	2002	2012	102,5% of CDI	735,548
	93,000	2007	2012	103,8% of CDI	156,469
	237,380			100% of CDI + 0,35% to 0,45%	400,123
	278,350			IGPM + 7,31	552,807
	1,558,200	2008	2013	100% of CDI + 0,5% to 0,6%	2,550,623
	48,401			106% to 107% of CDI	77,455
	40,000	2003	2013	102% of CDI	118,865
	1,864,500	2007	2014	100% of CDI + 0,35% to 0,6%	3,271,100
	33,200			IGPM + 7,35%	65,947
	1,000,000	2008	2014	112% of CDI	1,525,553
	400,000	2008	2015	119,8% of CDI	643,854
	50,000	2010	2015	113% of CDI	67,293
	465,835	2006	2016	100% of CDI + 0,7% (*)	875,785
	2,719,268	2010	2016	110% to 114% of CDI	3,658,563
	122,500			IPCA + 7,33%	168,308
	366,830	2010	2017	IPCA + 7,45%	505,479
				TOTAL	15,373,772

Subordinated financial bills – BRL
	365,000	2010	2016	100% of CDI + 1,35% to 1,36%	368,272
	1,874,000			112% to 112,5% of CDI	1,890,775
	30,000			IPCA + 7%	37,448
	206,000	2010	2017	IPCA + 6,95% to 7,2%	237,741
	3,223,500	2011	2017	108% to 112% of CDI	3,341,764
	352,400			IPCA + 6,15% to 7,8%	394,299
	138,000			IGPM + 6,55% to 7,6%	158,863
	3,650,000			100% of CDI + 1,29% to 1,52%	3,782,973
	500,000	2012	2017	100% of CDI + 1,12%	515,213
	42,000	2011	2018	IGPM + 7%	48,568
	30,000			IPCA + 7,53% to 7,7%	32,937
	460,645	2012	2018	IPCA + 4,40% to 6,58%	492,196
	2,597,400			100% of CDI + 1,05% to 1,32%	2,657,964
	4,978,027			108% to 113% of CDI	5,121,141
	112,000			PRE + 10,15 to 12,2%	114,621
	2,000	2011	2019	109% to 109,7% of CDI	2,189
	12,000	2012	2019	PRE + 12,2%	12,809
	100,500			IPCA + 4,70% to 6,30%	104,825
	1,000			110% of CDI	1,072
	20,000	2012	2020	IPCA + 6,00% to 6,17%	21,191
	1,000			109% to 111% of CDI	1,073
	6,000	2011	2021	109,25 to 110,5% of CDI	6,719
	1,330,200	2012	2022	IPCA + 5,40% to 5,83%	1,347,464
	20,000			IGPM + 4,63%	20,080
				TOTAL	20,712,197

Subordinated euronotes – USD
	1,000,000	2010	2020	6.2%	2,081,438
	1,000,000	2010	2021	5.75%	2,045,340
	750,000	2011	2021	5,75% to 6,2%	1,479,828
	550,000	2012	2021	6.2%	1,166,069
	2,625,000	2012	2022	5,50% to 5,65%	5,358,169
				TOTAL	12,130,844

Subordinated bonds - EUR	100,000	2005	2015	1.42%	187,050
Subordinated bonds - CLP	41,528,200	2008	2033	3,5% to 4,5%	139,877
				TOTAL	326,927

Preferred shares - USD	393,072	2002	2015	3.04%	798,296

TOTAL					49,342,036

(*)	Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 57,703 (R$ 53,015 at 09/30/2011), with maturity of 31 to 180 days in the amount of R$ 93,285 (R$ 41,515 09/30/2011) and over 365 days in the amount of R$ 11,979,856 (R$ 5,052,295 at 09/30/2011), totaling R$ 12,130,844 (R$ 5,146,825 at 09/30/2011).

4.46

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the technical provisions per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Unearned premiums	3,367,742	2,969,533	-	-	-	-	3,367,742	2,969,533
Mathematical provision of benefits to be granted and benefits granted	19,312	16,247	74,396,741	58,314,187	-	-	74,416,053	58,330,434
Premium deficiency / Insufficient contribution	357,754	298,750	736,994	660,860	-	-	1,094,748	959,610
Financial surplus	1,455	1,519	494,045	470,686	-	-	495,500	472,205
Mathematical provision for redemptions	-	-	-	-	2,846,938	2,762,113	2,846,938	2,762,113
Provision for raffles	-	-	-	-	16,947	26,921	16,947	26,921
Unsettled claims	2,649,754	2,477,419	-	-	-	-	2,649,754	2,477,419
Claims / Events incurred but not reported (IBNR)	827,812	710,019	11,937	10,533	-	-	839,749	720,552
Other provisions (Note 4m II.I)	1,317,595	1,236,214	199,420	180,611	36,612	34,083	1,553,627	1,450,908
TOTAL	8,541,424	7,709,701	75,839,137	59,636,877	2,900,497	2,823,117	87,281,058	70,169,695

4.47

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Interbank investments – money market	690,857	885,427	802,895	1,163,496	1,056,449	1,277,938	2,550,201	3,326,861
Securities and derivative financial instruments	3,361,790	2,630,046	75,328,224	58,862,052	1,943,253	1,611,513	80,633,267	63,103,611
PGBL/VGBL FUND QUOTAS (1)	-	-	69,856,629	54,090,499	-	-	69,856,629	54,090,499
Government securities - Domestic	-	-	46,518,109	37,681,147	-	-	46,518,109	37,681,147
National Treasury Bills	-	-	12,143,413	17,776,775	-	-	12,143,413	17,776,775
National Treasury Notes	-	-	29,353,009	16,376,179	-	-	29,353,009	16,376,179
Financial Treasury Bills	-	-	5,021,687	3,528,193	-	-	5,021,687	3,528,193
Corporate securities	-	-	23,015,851	16,294,674	-	-	23,015,851	16,294,674
Bank deposit certificates	-	-	5,122,402	6,880,718	-	-	5,122,402	6,880,718
Debentures	-	-	2,483,517	4,902,961	-	-	2,483,517	4,902,961
Shares	-	-	1,469,220	1,649,728	-	-	1,469,220	1,649,728
Credit note	-	-	806,749	141,717	-	-	806,749	141,717
Financial Treasury bills	-	-	13,128,335	2,718,112	-	-	13,128,335	2,718,112
Securitized real estate loans	-	-	5,628	1,438	-	-	5,628	1,438
PGBL/VGBL fund quotas	-	-	389,174	45,383	-	-	389,174	45,383
Derivative financial instruments	-	-	25,634	32,371	-	-	25,634	32,371
Accounts receivable / (payable)	-	-	(92,139)	36,924	-	-	(92,139)	36,924
Other assets	3,361,790	2,630,046	5,471,595	4,771,553	1,943,253	1,611,513	10,776,638	9,013,112
Government	1,122,232	812,981	4,219,841	3,613,083	273,426	161,507	5,615,499	4,587,571
Private	2,239,558	1,817,065	1,251,754	1,158,470	1,669,827	1,450,006	5,161,139	4,425,541
Receivables from insurance and reinsurance operations (2)	4,578,916	4,295,183	-	-	-	-	4,578,916	4,295,183
Credit rights	1,114,637	1,090,837	-	-	-	-	1,114,637	1,090,837
Commercial – Extended guarantee	1,290,864	1,217,753	-	-	-	-	1,290,864	1,217,753
Reinsurance	2,173,415	1,986,593	-	-	-	-	2,173,415	1,986,593
Escrow deposits for loss	-	26,360	-	-	-	-	-	26,360
TOTAL	8,631,563	7,837,016	76,131,119	60,025,548	2,999,702	2,889,451	87,762,384	70,752,015

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Recorded under Other receivables and Other assets.

4.48

c) Financial and operating income per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Financial income from insurance, pension plan and capitalization operations	250,789	223,056	161,185	167,043	98,769	108,997	510,743	499,096
Financial income	277,635	272,529	4,819,833	3,616,675	216,612	250,317	5,314,080	4,139,521
Financial expenses	(26,846)	(49,473)	(4,658,648)	(3,449,632)	(117,843)	(141,320)	(4,803,337)	(3,640,425)
Operating income from insurance, pension plan and capitalization operations	1,668,579	1,511,795	75,445	21,473	377,498	362,296	2,121,522	1,895,564
Premiums and contributions	4,314,848	4,080,279	12,396,670	8,289,022	1,503,479	1,402,831	18,214,997	13,772,132
Changes in technical provisions	(304,055)	(508,207)	(12,299,414)	(8,253,384)	(5,575)	(10,320)	(12,609,044)	(8,771,911)
Expenses for claims, benefits, redemptions and raffles	(1,539,497)	(1,190,014)	(16,457)	(11,920)	(1,122,974)	(1,026,283)	(2,678,928)	(2,228,217)
Selling expenses	(758,216)	(731,573)	(2,077)	(1,823)	(2,431)	(3,806)	(762,724)	(737,202)
Other operating revenues and expenses	(44,501)	(138,690)	(3,277)	(422)	4,999	(126)	(42,779)	(139,238)
Total result from insurance, pension plan and capitalization operations	1,919,368	1,734,851	236,630	188,516	476,267	471,293	2,632,265	2,394,660

4.49

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and Contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO CONSOLIDATED is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,647,949 and main natures of these lawsuits refer to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed;

There are no labor claims falling under the category of possible loss.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

4.50

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 09/30/2012				01/01 to 09/30/2011
	Civil	Labor	Other	Total	Total
Opening balance	3,165,594	4,013,915	165,303	7,344,812	7,132,647
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(136,688)	(929,875)	-	(1,066,563)	(1,421,626)
Subtotal	3,028,906	3,084,040	165,303	6,278,249	5,711,021
Restatement/Charges	101,362	87,191	-	188,553	143,885
Changes in the period reflected in results (Notes 13f and 13i)	1,250,805	896,274	13,684	2,160,763	1,661,393
Increase (*)	1,768,700	936,236	15,664	2,720,600	2,121,575
Reversal	(517,895)	(39,962)	(1,980)	(559,837)	(460,182)
Payment	(1,264,746)	(673,840)	-	(1,938,586)	(1,374,872)
Subtotal	3,116,327	3,393,665	178,987	6,688,979	6,141,427
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	133,424	835,901	-	969,325	1,200,783
Closing balance (Note 13c)	3,249,751	4,229,566	178,987	7,658,304	7,342,210
Closing balance at 09/30/2011 (Note 13c)	3,104,975	4,071,052	166,183	7,342,210
Escrow deposits at 09/30/2012 (Note 13a)	2,048,533	2,437,948	-	4,486,481
Escrow deposits at 09/30/2011 (Note 13a)	2,015,701	2,437,307	-	4,453,008

(*) Civil provisions include the provision for economic plans amounting to R$ 202,097 (R$ 230,739 from January 1 to September 30, 2011) (Note 22k).

4.51

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 09/30/2012			01/01 to 09/30/2011
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	6,273,013	2,371,539	8,644,552	7,256,753
(-) Contingencies guaranteed by indemnity clauses	-	(57,438)	(57,438)	(44,473)
Subtotal	6,273,013	2,314,101	8,587,114	7,212,280
Restatement/Charges	600,405	97,053	697,458	398,521
Changes in the period reflected in results	423,538	(72,104)	351,434	719,177
Increase	432,472	140,190	572,662	799,423
Reversal	(8,934)	(212,294)	(221,228)	(80,246)
Payment	(6,281)	(68,247)	(74,528)	(107,891)
Subtotal	7,290,675	2,270,803	9,561,478	8,222,087
(+) Contingencies guaranteed by indemnity clauses	-	60,516	60,516	10,781
Closing balance (Note 13c and 14c)	7,290,675	2,331,319	9,621,994	8,232,868
Closing balance at 09/30/2011 (Notes 13c and 14c)	5,872,371	2,360,497	8,232,868	-

4.52

	01/01 to 09/30/2012			01/01 to 09/30/2011
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	3,979,486	1,198,827	5,178,313	4,683,883
Appropriation of income	212,965	56,661	269,626	296,881
Changes in the period	169,844	10,844	180,688	171,968
Deposited	206,728	23,031	229,759	205,104
Withdrawals	(29,906)	(11,490)	(41,396)	(23,645)
Conversion into income	(6,978)	(697)	(7,675)	(9,491)
Closing balance	4,362,295	1,266,332	5,628,627	5,152,732
Relocated to assets pledged in guarantee of contingencies (note 12d)	-	(896,067)	(896,067)	-
Closing balance after relocated	4,362,295	370,265	4,732,560	5,152,732
Closing balance at 09/30/2011	3,955,871	1,196,861	5,152,732

4.53

The main discussions related to Legal Obligations are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,304,741: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,100,826.

•	CSLL – Isonomy – R$ 1,883,634: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 367,686.

•	IRPJ and CSLL –Taxation of profits earned abroad – R$ 510,538: We discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 469,858.

•	PIS – R$ 382,262 - Principles of anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 110,138.

4.54

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 7,509,653, are the following:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,435,993: cases in which the liquidity and the offset credit certainty are discussed.

•	INSS – Non-compensatory amounts – R$ 1,002,880: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL - Interest on capital - R$ 870,250: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years.

•	IRPJ, CSLL - Losses and discounts on receipt of credits – R$ 449,386: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	IRPJ, CSLL – Profit made available abroad R$ 316,809: Application of the Brazilian tax rule (taxable income) – IN 213/2002 and non availability of profit with the simple transfer of capital between the Holding’s investees.

•	ISS – Banking Institutions – R$ 307,243: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under a Supplementary Law.

4.55

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 671,220 (R$ 687,851 at 09/30/2011) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Assets pledged as Contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	09/30/2012	09/30/2011
Securities (basically Financial Treasury Bills – Note 7b)	1,427,341	1,499,897
Deposits in guarantee	4,041,708	3,404,911

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for the specific year in which these lawsuits will be terminated have not been prepared nor disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

4.56

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	09/30/2012	09/30/2011
Deferred tax assets (Note 14b I)	31,462,518	28,701,443
Social contribution for offset (Note 14b I)	644,470	813,854
Taxes and contributions for offset	3,209,987	2,929,973
Escrow deposits for legal liabilities and tax and social security contingencies
(Note 12b)	8,774,268	8,557,643
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,486,481	4,453,008
Escrow deposits for foreign fund raising program	707,106	602,644
Receivables from reimbursement of contingent liabilities (Note 12c)	671,220	687,851
Sundry domestic debtors	1,453,156	1,009,146
Sundry foreign debtors	110,242	83,865
Retirement plan assets (Note 19)	2,141,178	1,615,379
Recoverable payments	38,051	34,729
Salary advances	207,302	196,869
Amounts receivable from related companies	11,924	20,894
Operations without credit granting characteristics	139,668	188,833
Securities and credits receivable	528,951	492,679
(Allowance for loan losses)	(389,283)	(303,846)
Other	187,872	118,157
Total	54,245,443	50,014,288

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 153,185 (R$ 90,711 at 09/30/2011) and Deferred Tax Assets of R$ 1,072,951 (R$ 1,002,579 at 09/30/2011) (Note 14b I).

4.57

b)	Prepaid expenses

	09/30/2012	09/30/2011
Commissions	3,153,775	3,103,433
Related to vehicle financing	931,975	909,444
Related to insurance and pension plan	1,375,098	1,327,093
Restricted to commissions/partnership agreements	535,034	586,317
Other	311,668	280,579
Fundo Garantidor de Crédito (*)	199,180	386,380
Advertising	331,787	315,475
Other	293,769	269,781
Total	3,978,511	4,075,069
(*)	Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

4.58

c)	Other sundry liabilities

	09/30/2012	09/30/2011
Provisions for contingent liabilities (Note 12b)	9,989,623	9,702,707
Provisions for sundry payments	1,901,358	1,895,662
Personnel provision	1,675,180	1,581,511
Sundry creditors - local	1,691,049	994,746
Sundry creditors - foreign	1,927,152	617,938
Liabilities for official agreements and rendering of payment services	554,725	1,463,606
Related to insurance operations	857,563	1,143,946
Liabilities for purchase of assets and rights	3,172	20,245
Creditors of funds to be released	979,472	1,158,093
Funds from consortia participants	84,097	82,314
Provision for Retirement Plan Benefits (Note 19)	348,435	230,005
Provision for health insurance (*)	632,641	619,066
Expenses for lease interests (Note 4i)	212,155	298,562
Other	574,405	526,850
Total	21,431,027	20,335,251

(*)	Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

4.59

d)	Banking service fees

	01/01 to	01/01 to
	09/30/2012	09/30/2011
Asset management	2,232,894	1,945,688
Funds management fees	2,080,720	1,874,206
Consortia management fee	152,174	71,482
Current account services	453,188	498,753
Credit cards	4,748,607	4,428,217
Relationship with stores	4,574,652	4,126,295
Credit card processing	173,955	301,922
Sureties and credits granted	1,165,739	1,280,228
Loan operations	533,235	742,548
Guarantees provided	632,504	537,680
Receipt services	1,051,608	988,124
Collection fees	860,121	773,160
Collection services	191,487	214,964
Other	1,115,331	1,068,767
Custody services and management of portfolio	173,865	160,733
Economic and financial advisory	282,424	264,092
Foreign exchange services	76,830	60,309
Other services	582,212	583,633
Total	10,767,367	10,209,777

4.60

e)	Income from bank charges

	01/01 to	01/01 to
	09/30/2012	09/30/2011
Loan operations/registration	790,546	1,149,192
Credit cards – annual fees and other services (*)	1,352,986	958,850
Deposit account	111,362	108,246
Transfer of funds	115,419	96,673
Income from securities brokerage (*)	254,564	344,951
Service package fees and other	1,723,233	1,092,415
Total	4,348,110	3,750,327
(*)	In compliance with BACEN Circular Letter No. 3,490.

4.61

f)	Personnel expenses

	01/01 to	01/01 to
	09/30/2012	09/30/2011
Compensation	(4,352,081)	(4,533,008)
Charges	(1,572,154)	(1,503,715)
Welfare benefits	(949,037)	(1,194,770)
Training	(177,428)	(183,151)
Labor claims and termination of employees (Note 12b)	(1,276,759)	(800,426)
Stock Option Plan	(133,040)	(121,902)
Total	(8,460,499)	(8,336,972)
Employees’ profit sharing	(1,826,092)	(1,711,394)
Total with Employees’ profit sharing	(10,286,591)	(10,048,366)

g)	Other administrative expenses

	01/01 to	01/01 to
	09/30/2012	09/30/2011
Data processing and telecommunications	(2,625,572)	(2,603,358)
Depreciation and amortization	(1,217,863)	(1,045,359)
Installations	(1,673,420)	(1,603,903)
Third-party services	(2,423,464)	(2,363,375)
Financial system services	(357,046)	(324,562)
Advertising, promotions and publication	(674,094)	(701,384)
Transportation	(376,322)	(430,117)
Materials	(298,436)	(334,720)
Security	(384,744)	(358,527)
Travel expenses	(139,182)	(135,020)
Other	(379,750)	(366,004)
Total	(10,549,893)	(10,266,329)

4.62

h)	Other operating revenue

	01/01 to	01/01 to
	09/30/2012	09/30/2011
Reversal of operating provisions	17,949	68,441
Recovery of charges and expenses	46,146	59,598
Other	129,538	175,499
Total	193,633	303,538

i)	Other operating expenses

	01/01 to	01/01 to
	09/30/2012	09/30/2011
Provision for contingencies (Note 12b)	(1,200,980)	(1,291,935)
Civil lawsuits:	(1,250,805)	(1,116,991)
Tax and social security contributions	63,509	(181,901)
Other	(13,684)	6,957
Selling - Credit cards	(1,213,761)	(1,238,920)
Claims	(449,332)	(489,224)
Provision for health insurance (Note 13c)	(9,711)	(12,702)
Refund of interbank costs	(175,418)	(150,347)
Other	(695,675)	(661,109)
Total	(3,744,877)	(3,844,237)

j)	Non operating income – basically composed of the result of the full disposal of investment in Banco BPI, S.A. in the amount of R$ (302,921) and due to the partial disposal of one interest in Orbitall Serviços e Processamento de Informações Comerciais S.A. in the amount of R$ (17,596).

4.63

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with Income Tax and Social Contribution:

	01/01 to	01/01 to
	09/30/2012	09/30/2011
Income before income tax and social contribution	13,298,602	13,060,797
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(5,319,441)	(5,224,319)

Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	69,601	56,132
Foreign exchange variation on investments abroad	537,865	1,020,832
Interest on capital	1,377,669	1,267,101
Dividends and interest on external debt bonds	163,644	237,529
Other nondeductible expenses net of non taxable income	315,482	946,213
Deferred tax asset recognized from prior periods	324,148	279,888
Total income tax and social contribution	(2,531,032)	(1,416,624)

II -	Composition of tax expenses:

	01/01 to	01/01 to
	09/30/2012	09/30/2011
PIS and COFINS	(2,506,234)	(2,274,846)
ISS	(477,710)	(481,735)
Other	(333,273)	(248,770)
Total (Note 4o)	(3,317,217)	(3,005,351)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 162,726 (R$ 173,102 from 01/01 to 09/30/2011).

4.64

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

4.65

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
				Realization /
	09/30/2011	09/30/2012	12/31/2011	Reversal	Increase	09/30/2012	09/30/2011
Reflected in income and expense accounts			28,159,488	(8,283,311)	11,405,525	31,281,701	28,557,891
Related to income tax and social contribution loss carryforwards			4,203,850	(1,225,295)	2,000,022	4,978,577	4,932,967
Related to disbursed provisions			15,837,257	(5,302,631)	6,991,341	17,525,967	15,145,408
Allowance for loan losses			11,490,145	(3,741,007)	6,759,137	14,508,275	10,593,210
Adjustment to market value of securities and derivative financial instruments
(assets/liabilities)			527,127	(527,127)	214,206	214,206	386,571
Allowance for real estate			75,130	(11,651)	-	63,479	77,339
Goodwill on purchase of investments			3,602,265	(988,045)	-	2,614,220	3,955,319
Other			142,590	(34,801)	17,998	125,787	132,970
Related to non-disbursed provisions (*)	23,291,092	23,932,975	8,118,381	(1,755,386)	2,414,162	8,777,158	8,479,516
Related to the operation	18,232,677	18,874,559	6,398,519	(1,755,386)	2,414,162	7,057,296	6,759,654
Legal liabilities – tax and social security	2,415,521	2,992,976	1,319,269	(3,985)	328,466	1,643,750	1,351,983
Provision for contingent liabilities	7,201,098	7,938,544	2,863,876	(588,665)	701,200	2,976,410	2,754,620
Civil lawsuits:	2,936,054	3,100,465	1,184,829	(379,017)	416,646	1,222,458	1,160,520
Labor claims	2,549,722	2,845,989	984,208	(148,110)	238,297	1,074,395	963,572
Tax and social security contributions	1,663,606	1,941,689	675,302	(61,384)	46,257	660,174	610,618
Other	51,716	50,401	19,537	(154)	-	19,383	19,909
Adjustments of operations carried out in futures settlement market	546,968	106,858	11,618	(6,512)	36,351	41,457	203,612
Provision related to health insurance operations	619,066	632,641	249,172	-	3,884	253,056	247,626
Other non-deductible provisions	7,450,023	7,203,540	1,954,584	(1,156,223)	1,344,262	2,142,623	2,201,814
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,058,415	1,719,862	-	-	1,719,862	1,719,861

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	406,135	511,020	123,436	-	57,381	180,817	143,552
Total	23,697,227	24,443,995	28,282,924	(8,283,311)	11,462,905	31,462,518	28,701,443
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			714,602	(70,132)	-	644,470	813,854
(*)	From a financial point of view, rather than recording the provision of R$ 23,932,975 (R$ 23,291,092 at 09/30/2011) and deferred tax assets of R$ 8,777,158 (R$ 8,479,516 at 09/30/2011), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 31,462,518 (R$ 28,701,443 at 09/30/2011) to R$ 22,685,360 (R$ 20,221,928 at 09/30/2011).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 1,072,951 (R$ 1,002,579 at 09/30/2011) and are basically represented by legal liabilities – tax and social security of R$ 415,160 (R$ 289,610 at 09/30/2011), which expected realization is dependent upon the progress of the lawsuit, and tax loss of R$ 531,787 (R$ 629,864 at 09/30/2011).

4.66

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

		Realization /
	12/31/2011	Reversal	Increase	09/30/2012	09/30/2011
Reflected in income and expense accounts	9,583,023	(2,519,818)	1,376,054	8,439,259	10,018,728
Depreciation in excess – leasing	7,560,086	(2,167,083)	528,878	5,921,881	7,886,421
Restatement of escrow deposits and contingent liabilities	935,240	(172,147)	285,618	1,048,711	944,218
Provision for Pension Plan Benefits	593,803	-	157,937	751,740	580,653
Adjustment to market value of securities and derivative financial instruments	178,124	(178,124)	331,713	331,713	447,394
Adjustments of operations carried out in future settlement market	101,510	(1,480)	14,972	115,002	24,112
Taxation of results abroad – capital gains	63,451	-	29,503	92,954	54,563
Other	150,809	(984)	27,433	177,258	81,366
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	295,897	(70,903)	773,136	998,130	234,613
Total	9,878,920	(2,590,721)	2,149,190	9,437,389	10,253,340

At ITAÚ UNIBANCO HOLDING, the Provision for deferred income tax and social contribution totals R$ 4,441 (R$ 3,689 at 09/30/2011), basically represented by Restatement of escrow deposits and contingent liabilities.

4.67

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2012, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

									Provision for
	Deferred tax assets								deferred
			Tax loss/social				Social		income tax
	Temporary		contribution loss				contribution for		and social		Net deferred
	differences	%	carryforwards	%	Total	%	offset	%	contribution	%	taxes	%

2012	7,355,211	28%	761,411	15%	8,116,622	26%	2,957	0%	(1,804,356)	19%	6,315,223	28%
2013	4,533,545	17%	1,816,907	36%	6,350,452	20%	303,710	47%	(2,295,058)	24%	4,359,104	19%
2014	4,389,130	17%	1,909,480	38%	6,298,610	20%	307,915	48%	(2,148,262)	23%	4,458,263	20%
2015	2,933,912	11%	490,779	10%	3,424,691	11%	11,350	2%	(842,472)	9%	2,593,569	11%
2016	2,779,826	10%	-	0%	2,779,826	9%	15,274	2%	(739,582)	8%	2,055,518	9%
after 2016	4,492,317	17%	-	0%	4,492,317	14%	3,264	1%	(1,607,659)	17%	2,887,922	13%
Total	26,483,941	100%	4,978,577	100%	31,462,518	100%	644,470	100%	(9,437,389)	100%	22,669,599	100%

Present value (*)	23,681,876		4,663,985		28,345,861		599,613		(8,431,704)		20,513,770

(*)	The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -	In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 548,992 is unrecorded (R$ 1,168,093 at 09/30/2011).

4.68

c)	Tax and social security contributions

	09/30/2012	09/30/2011
Taxes and contributions on income payable	3,430,481	2,839,404
Taxes and contributions payable	1,257,600	1,483,038
Provision for deferred income tax and social contribution (Note 14b II)	9,437,389	10,253,340
Legal liabilities – tax and social security (Note 12b)	7,290,675	5,872,371
Total	21,416,145	20,448,153

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 1,030,904 (R$ 793,124 at 09/30/2011) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 940,949 (R$ 679,530 at 09/30/2011), whose nature refers to PIS and COFINS – Revenue x Gross Revenue. We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98.

4.69

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	09/30/2012	09/30/2011
Taxes paid or provided for	12,617,698	12,000,085
Taxes withheld and collected from third parties	9,397,799	8,374,448
Total	22,015,497	20,374,533

4.70

NOTE 15 – PERMANENT ASSETS

a)	Investments

I -	Change of investments

Companies		Balances at 12/31/2011	Amortization of goodwill	Subscriptions / Acquisitions / Sales	Dividends paid/provided for (1)	Equity in earnings of subsidiaries (2)	Adjustments in marketable securities of subsidiaries and Other	Balances at 09/30/2012	Balances at 09/30/2011	Equity in earnings of subsidiaries from 01/01 to 09/30/2011

Domestic		53,724,893	(4,752)	(44)	(6,803,886)	5,809,660	1,331,893	54,057,764	53,009,521	6,739,193
Itaú Unibanco S.A.	(3a)(4a)(5a)(6)(7a)	45,004,168	(4,752)	-	(4,142,306)	2,339,118	1,204,507	44,400,735	44,780,184	4,348,156
Banco Itaú BBA S.A.	(5b)	6,768,322	-	-	(1,645,000)	1,089,095	126,641	6,339,058	6,525,640	1,163,397
Banco Itaucard S.A.	(4b)(5c)(8)	1,211,086	-	-	(1,016,478)	2,127,733	739	2,323,080	920,412	673,937
Itaú Corretora de Valores S. A.	(8)	693,193	-	-	-	251,591	6	944,790	672,944	200,903
Itaú-BBA Participações S.A.		48,124	-	-	(102)	2,079	-	50,101	110,341	265,146
Redecard S.A.	(9)	-	-	(44)	-	44	-	-	-	-
Itauseg Participações S.A.	(10)	-	-	-	-	-	-	-	-	87,654
Foreign		2,583,601	(38,556)	201,495	(24,198)	423,933	(1,561)	3,144,714	2,510,786	384,880
Itaú Chile Holding, INC.	(3b)	2,175,208	(33,931)	201,495	-	288,969	(3,161)	2,628,580	2,116,771	298,787
Banco Itaú Uruguay S.A.	(3c)(7b)	269,922	(3,534)	-	-	91,851	1,600	359,839	265,668	43,743
OCA S.A.	(3d)	98,484	(939)	-	(24,198)	38,294	-	111,641	88,137	36,456
OCA Casa Financiera S.A.	(3e)	37,343	(136)	-	-	4,670	-	41,877	37,623	5,591
ACO Ltda.	(3f)	2,644	(16)	-	-	149	-	2,777	2,587	303
GRAND TOTAL		56,308,494	(43,308)	201,451	(6,828,084)	6,233,593	1,330,332	57,202,478	55,520,307	7,124,073

 (1) Dividends approved and not paid are recorded as Dividends receivable;

(2) At September 30, 2012, includes foreign exchange variation in the amount of R$ 182,586;

(3) At September 30, 2012, includes goodwill in the amounts of: (a) R$ 38,542; (b) R$ 192,277; (c) R$ 20,026; (d) R$ 5,322; (e) R$ 773; (f) R$ 90;

(4) At September 30, 2012, includes Adjustments of unrealized results in the results of operations and in investments, respectively, in the amounts of: (a) R$ (649,620) and R$ (656,065); (b) R$ 21,851 and R$ (31,458);

(5) At September 30, 2012, includes adjustments to standardize procedures under the scope of the investor in the results of operations and investments, respectively, in the amounts of: (a) R$ (13,169) and R$ (15,662); (b) R$ 8,757 and R$ (54,711); and (c) R$ 265,457 and R$ 404,703;

(6) At September 30, 2012, includes installment of dividends provided for in the amount of R$ 49,145;

(7) At September 30, 2012, equity in earnings of subsidiaries reflects equity in other variations of the stockholders’ equity of the subsidiary in the amount of: (a) R$ 1,585 and (b) R$ (4);

(8) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;

(9) Investment purchased on August 31, 2012 from Banco Itaucard S.A. and sold to Banestado Participações Administração e Serviços Ltda. on September 27, 2012;

(10) Investment sold to Banco Itaucard S.A. at April 11, 2011.

			Net income	Number of shares/quotas owned by ITAÚ UNIBANCO			Equity share in	Equity share in capital
Companies	Capital	Stockholders’ equity	for the period	Common	Preferred	Quotas	voting capital (%)	(%)
Domestic
Itaú Unibanco S.A.	39,676,320	44,984,775	3,000,322	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	6,393,769	1,080,338	5,284,526	5,284,526	-	99.99	99.99
Banco Itaucard S.A.	15,553,776	18,243,579	2,035,337	3,592,433,657	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A.	1,046,841	2,136,694	278,473	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	25,196	50,101	2,079	12,953	25,906	-	100.00	100.00
Foreign
Itaú Chile Holding, INC.	2,131,800	2,436,303	117,245	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	159,287	339,813	84,395	1,639,430,739	-	-	100.00	100.00
OCA S.A.	14,595	106,319	35,833	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	18,835	41,101	3,795	646	-	-	100.00	100.00
ACO Ltda.	13	2,707	84	-	-	131	99.24	99.24

4.71

II -	Composition of investments

	09/30/2012	09/30/2011
Investment in affiliates	2,365,544	1,797,668
Domestic	2,364,623	1,478,864
Serasa S.A.	244,642	268,122
Porto Seguro Itaú Unibanco Participações S.A. (1)	1,254,314	1,172,525
Tecnologia Bancária S.A.(1)	44,059	38,135
BSF Holding S.A . (Note 2a)	821,531	-
Other	77	82
Foreign	921	318,804
Banco BPI, S.A. (BPI) (Note 13j)	-	317,775
Other	921	1,029
Other investments	1,163,906	1,295,877
Investments through tax incentives	170,245	160,575
Equity securities	12,804	11,253
Shares and quotas	277,080	375,449
Interest in Instituto de Resseguros do Brasil - IRB	227,170	227,170
Other	476,607	521,430
(Allowance for loan losses)	(205,292)	(195,584)
Total	3,324,158	2,897,961
(1)	For the purpose of accounting for participation in earnings, the position at 08/31/2012 was used, as provided in Circular Letter nº 1,963 of 05/23/1991, of BACEN;

III -	Equity in earnings of affiliates and other investments

	01/01 to	01/01 to
	09/30/2012	09/30/2011
Investment in affiliates – Domestic	196,877	187,441
Investment in affiliates – Foreign (Note 15a II)	(101,525)	(318,660)
Dividends received from other investments	88,966	104,840
Other	5,560	(10,287)
Total	189,878	(36,666)

4.72

b)	Fixed assets, goodwill and intangible assets

I)	Fixed assets

			CHANGES
	Annual			Depreciation
	depreciation/			and
	amortization	Balance at		amortization			Exchange		Balance at	Balance at
	rates (%)	12/31/2011	Acquisitions	expenses	Impairment	Disposals	variation	Other	09/30/2012	09/30/2011

REAL ESTATE IN USE (1)
REAL ESTATE IN USE (2)(3)		1,869,778	173,088	(62,409)	-	(172,866)	10,247	(44,566)	1,773,272	1,708,943
Land		1,113,371	42,548	-	-	(166,911)	974	(20,775)	969,207	962,366
Buildings		756,407	130,540	(62,409)	-	(5,955)	9,273	(23,791)	804,065	746,577
Cost		2,339,809	130,540	-	-	(7,511)	10,452	(75,042)	2,398,248	2,309,889
Accumulated depreciation	4	(1,583,402)	-	(62,409)	-	1,556	(1,179)	51,251	(1,594,183)	(1,563,312)
OTHER FIXED ASSETS (3)		3,417,220	1,085,711	(933,008)	10,416	(48,506)	33,197	(8,189)	3,556,841	3,211,744
Improvements		637,610	155,694	(193,177)	-	-	19,556	21,538	641,221	598,362
Cost		1,238,789	155,694	-	-	(172,207)	21,312	19,740	1,263,328	1,165,110
Accumulated depreciation	10	(601,179)	-	(193,177)	-	172,207	(1,756)	1,798	(622,107)	(566,748)
Installations		390,904	140,433	(49,470)	-	(66)	7,741	(16,838)	472,704	340,163
Cost		937,332	140,433	-	-	(9,353)	5,070	(44,306)	1,029,176	878,185
Accumulated depreciation	10 to 20	(546,428)	-	(49,470)	-	9,287	2,671	27,468	(556,472)	(538,022)
Furniture and equipment		487,065	86,765	(56,496)	11,186	(21,528)	3,200	(13,539)	496,653	474,059
Cost		848,022	86,765	-	11,186	(27,788)	1,041	(9,424)	909,802	928,137
Accumulated depreciation	10 to 20	(360,957)	-	(56,496)	-	6,260	2,159	(4,115)	(413,149)	(454,078)
EDP systems (4)		1,644,858	666,940	(590,093)	-	(24,853)	2,049	(3,024)	1,695,877	1,555,856
Cost		4,988,233	666,940	-	-	(255,170)	(2,138)	(6,941)	5,390,924	5,039,144
Accumulated depreciation	20 to 50	(3,343,375)	-	(590,093)	-	230,317	4,187	3,917	(3,695,047)	(3,483,288)
Other (communication, security and transportation)		256,783	35,879	(43,772)	(770)	(2,059)	651	3,674	250,386	243,304
Cost		549,504	35,879	-	(770)	(4,706)	663	3,475	584,045	570,045
Accumulated depreciation	10 to 20	(292,721)	-	(43,772)	-	2,647	(12)	199	(333,659)	(326,741)
TOTAL REAL ESTATE IN USE		5,286,998	1,258,799	(995,417)	10,416	(221,372)	43,444	(52,755)	5,330,113	4,920,687
Cost		12,015,060	1,258,799	-	10,416	(643,646)	37,374	(133,273)	12,544,730	11,852,876
Accumulated depreciation		(6,728,062)	-	(995,417)	-	422,274	6,070	80,518	(7,214,617)	(6,932,189)

(1) There are no contractual commitments for purchase of new fixed assets;

(2) Includes amounts pledged in guarantee of voluntary deposits (Nota 12b);

(3) Includes the amount of R$ 2,086 related to attached real estate; fixed assets under construction in the amount of R$ 256,397, consisting of R$ 157,597 in real estate in use; R$ 57,064 in improvements, and R$ 41,736 in equipment;

(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance lease. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 199,665 at 09/30/2012.

4.73

II)	Goodwill

			CHANGES
	Amortization	Balance at		Amortization	Exchange		Balance at	Balance at
	period	12/31/2011	Acquisitions (1)	expenses	Variation	Other	09/30/2012	09/30/2011

GOODWILL (Notes 2b and 4j) (2)	10 years	95,691	9,984,655	(15,540)	4,123	-	10,068,929	95,087

(1) On September 30, 2012, goodwill on the Redecard operation in the amount of R$ 9,978,502 was recognized being amortized over the period of 10 years (Note 2c).

(2) At August 1, 2011, ITAÚ UNIBANCO HOLDING acquired 50% plus 1 share of capital of MCC Securities Inc (Cayman Islands) for R$ 50,748, of which R$ 48,415 for the equity interest and R$ 2,333 for the exclusivity right to act on the sale of MCC Securities business. The transaction gave rise to a goodwill of R$ 52,169 and this interest was proportionally consolidated in the financial statements of ITAÚ UNIBANCO HOLDING.

4.74

III)	Intangible assets

			CHANGES
	Annual			Depreciation
	depreciation/			and
	amortization	Balance at		amortization			Exchange		Balance at	Balance at
	rates (%) (2)	12/31/2011	Acquisitions	expenses (3)	Impairment (5)	Disposals	variation	Other	09/30/2012	09/30/2011
INTANGIBLE ASSETS (1)
RIGHTS FOR ACQUISITION OF PAYROLL (4)		751,448	193,547	(282,942)	-	(574)	-	(201)	661,278	848,718
Cost		1,647,548	193,547	-	-	(182,612)	-	10,306	1,668,789	2,469,891
Accumulated amortization	Up to 9	(896,100)	-	(282,942)	-	182,038	-	(10,507)	(1,007,511)	(1,621,173)
OTHER INTANGIBLE ASSETS		3,058,364	1,028,998	(352,084)	(3,731)	(300)	21,335	10,406	3,762,988	2,437,597
Association for the promotion and offer of financial products and services		1,280,818	12,000	(101,513)	(3,731)	(261)	6,273	2,658	1,196,244	1,036,976
Cost		1,391,335	12,000	-	(3,731)	(56,897)	6,943	4,413	1,354,063	1,132,958
Accumulated amortization	Up to 5	(110,517)	-	(101,513)	-	56,636	(670)	(1,755)	(157,819)	(95,982)
Expenditures on acquisition of software		1,338,634	1,016,998	(191,083)	-	(34)	5,782	7,748	2,178,045	947,295
Cost		1,871,619	1,016,998	-	-	(155,536)	15,962	75,122	2,824,165	1,454,131
Accumulated amortization	20	(532,985)	-	(191,083)	-	155,502	(10,180)	(67,374)	(646,120)	(506,836)
Other intangible assets		438,912	-	(59,488)	-	(5)	9,280	-	388,699	453,326
Cost		613,832	-	-	-	(84)	20,784	-	634,532	609,757
Accumulated amortization	10 to 20	(174,920)	-	(59,488)	-	79	(11,504)	-	(245,833)	(156,431)
TOTAL INTANGIBLE ASSETS		3,809,812	1,222,545	(635,026)	(3,731)	(874)	21,335	10,205	4,424,266	3,286,315
Cost		5,524,334	1,222,545	-	(3,731)	(395,129)	43,689	89,841	6,481,549	5,666,737
Accumulated amortization		(1,714,522)	-	(635,026)	-	394,255	(22,354)	(79,636)	(2,057,283)	(2,380,422)

(1) There are no contractual commitments for purchase of new intangible assets;

(2) All intangible assets have defined useful lives, except for goodwill on acquisition;

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;

(5) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

4.75

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at 09/30/2011), of which R$ 31,108,373 (R$ 31,660,339 at 09/30/2011) refers to stockholders domiciled in the country and R$ 13,891,627 (R$ 13,339,661 at 09/30/2011) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of Shares – ESM of 04/25/2011 – Approved at 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011 and 09/30/2012	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 09/30/2012	2,281,065,725	878,809,518	3,159,875,243
Residents abroad at 09/30/2012	8,220,675	1,402,840,182	1,411,060,857
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663,562)
Purchase of treasury shares	-	3,500,000	3,500,000	(99,045)
Exercised – Granting of stock options	-	(5,255,038)	(5,255,038)	115,526
Disposals – Stock option plan	-	(2,849,016)	(2,849,016)	119,747
Treasury shares at 09/30/2012 (*)	2,100	52,689,917	52,692,017	(1,527,334)
Outstanding shares at 09/30/2012	2,289,284,300	2,228,959,783	4,518,244,083
Outstanding shares at 09/30/2011	2,289,284,273	2,222,958,313	4,512,242,586
(*)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the average cost of treasury shares and their market price at September 30, 2012:

Cost/Market value	Common	Preferred
Minimum	-	27.25
Weighted average	-	28.30
Maximum	-	28.98
Treasury shares
Average cost	9.65	28.99
Market value	27.25	30.59

4.76

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share, and beginning with the payment made in April 2012, it was increased by 25% to R$ 0.015 per share, in accordance with the Board of Directors’ meeting of February 6, 2012.

I -	Calculation

Net income	8,248,192
Adjustments:
(-) Legal reserve	(412,410)
Dividend calculation basis	7,835,782
Dividend – paid/provided for	1,958,946	25.0%

II	– Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	1,768,205	(187,980)	1,580,225
Dividends - 2 monthly installments of R$ 0.012 per share paid from February to March 2012	108,332	-	108,332
Dividends - 6 monthly installments of R$ 0.015 per share paid from April to September 2012	406,670	-	406,670
Interest on capital - R$ 0,2774 per share, paid on 08/15/2012	1,253,203	(187,980)	1,065,223

Declared (Recorded in Other Liabilities – Social and Statutory)	433,595	(54,874)	378,721
Dividends - 1 monthly installment of R$ 0.015 per share paid on 10/01/2012	67,768	-	67,768

Interest on capital - R$ 0,0810 per share	365,827	(54,874)	310,953

Total from 01/01 to 09/30/2012 - R$ 0.4336 net per share	2,201,800	(242,854)	1,958,946
Total from 01/01 to 09/30/2011 - R$ 0.4668 net per share	2,395,766	(285,844)	2,109,922

4.77

c)	Capital and revenue reserves

	09/30/2012	09/30/2011
CAPITAL RESERVES	812,352	640,515
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	527,735	355,898
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	38,685,639	32,230,408
Legal	4,260,435	3,697,710
Statutory:	34,425,204	28,532,698
Dividends equalization (1)	10,291,315	8,540,903
Working capital increase (2)	10,381,519	8,687,344
Increase in capital of investees (3)	13,752,370	11,304,451
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	09/30/2012	09/30/2011	09/30/2012	09/30/2011
ITAÚ UNIBANCO HOLDING	8,248,192	8,883,881	84,160,377	75,915,957
Amortization of goodwill	1,853,953	2,056,000	(5,181,866)	(7,710,244)
ITAÚ UNIBANCO HOLDING CONSOLIDATED	10,102,145	10,939,881	78,978,511	68,205,713

4.78

e)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	09/30/2012	09/30/2011	01/01 to 09/30/2012	01/01 to 09/30/2011
Unibanco Participações Societárias S.A. (1)	-	-	-	(36,476)
Itau Bank, Ltd. (2)	798,296	728,949	-	-
Redecard S.A. (Note 2c)	110,381	581,920	(517,427)	(473,593)
Biu Participações S.A.	119,716	116,205	(16,066)	(24,696)
Itaú Gestão de Ativos S.A.	55,421	62,110	(1,499)	(1,999)
Biogeração de Energia S.A.	9,335	22,933	(3,053)	912
Investimentos Bemge S.A.	19,546	18,411	(809)	(926)
Other	8,590	10,946	(3,599)	(4,158)
Total	1,121,285	1,541,474	(542,453)	(540,936)

(1)	On July 28, 2011, Dibens Leasing S.A. Arrendamento Mercantil, subsidiary of ITAÚ UNIBANCO HOLDING acquired minority interest in subsidiaries of Unibanco Participações Societárias for the amount of R$ 1,226,847.
(2)	Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072, with maturity on March 30, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

4.79

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

The ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the Programs

II.I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-Merger Program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

4.80

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended September 30, 2012 – R$ 36.00 per share (at September 30, 2011 - R$ 37.00 per share).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended September 30, 2012 - R$ 50,361 (at September 30, 2011 - R$ 48,489).

Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance			Forfeited (*) /	To be exercised	To be exercised
No.	Date	until	until	price (R$ 1)	exercise price	market price	12/31/2011	Granted	Exercised	Cancelled	at 09/30/2012	at 09/30/2011

Simple Options
11th	02/21/2005	12/31/2009	12/31/2012	20.07	19.21	33.91	937,275	-	(419,750)	-	517,525	1,167,475
11th	08/06/2007	12/31/2009	12/31/2012	20.07	-	-	11,357	-	-	-	11,357	11,357
12th	02/21/2006	12/31/2010	12/31/2013	29.86	28.25	37.00	6,854,365	-	(1,946,485)	-	4,907,880	6,888,525
12th	08/06/2007	12/31/2010	12/31/2013	29.86	-	-	15,867	-	-	-	15,867	15,867
16th	08/10/2009	12/31/2010	12/31/2014	33.95	-	-	874,167	-	-	-	874,167	874,167
34th	03/21/2007	03/21/2011	03/20/2012	37.27	-	-	75,901	-	-	(75,901)	-	75,901
35th	03/22/2007	03/22/2011	03/21/2012	37.23	-	-	29,518	-	-	(29,518)	-	29,518
36th	05/14/2008	05/14/2011	05/13/2012	46.72	-	-	25,301	-	-	(25,301)	-	25,301
30th	07/04/2006	07/04/2011	07/03/2012	29.90	-	-	52,707	-	-	(52,707)	-	52,707
33rd	08/30/2006	08/30/2011	08/29/2012	33.36	32.70	38.42	21,083	-	(21,083)	-	-	21,083
13th	02/14/2007	12/31/2011	12/31/2014	38.02	35.91	38.32	7,732,975	-	(344,650)	(1,048,200)	6,340,125	7,856,725
13th	08/06/2007	12/31/2011	12/31/2014	38.02	-	-	30,649	-	-	-	30,649	30,649
13th	10/28/2009	12/31/2011	12/31/2014	38.02	-	-	45,954	-	-	-	45,954	45,954
34th	03/21/2007	03/21/2012	03/20/2013	38.24	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2012	03/21/2013	38.19	-	-	29,514	-	-	-	29,514	29,514
36th	05/14/2008	05/14/2012	05/13/2013	47.52	-	-	25,300	-	-	-	25,300	25,300
17th	09/23/2009	09/23/2012	12/31/2014	39.22	-	-	29,551	-	-	-	29,551	29,551
Total options to be exercised					27.86	36.70	16,867,385	-	(2,731,968)	(1,231,627)	12,903,790	17,255,495
14th	02/11/2008	12/31/2012	12/31/2015	43.83	-	-	9,266,066	-	-	(1,980,132)	7,285,934	9,333,166
14th	05/05/2008	12/31/2012	12/31/2015	43.83	-	-	20,625	-	-	-	20,625	20,625
14th	10/28/2009	12/31/2012	12/31/2015	43.83	-	-	45,954	-	-	-	45,954	45,954
36th	05/14/2008	05/14/2013	05/13/2014	47.52	-	-	25,300	-	-	-	25,300	25,300
15th	03/03/2009	12/31/2013	12/31/2016	28.66	27.12	35.16	14,114,940	-	(1,452,840)	(21,340)	12,640,760	14,801,960
15th	10/28/2009	12/31/2013	12/31/2016	28.66	-	-	45,954	-	-	-	45,954	45,954
18th	04/17/2010	12/31/2014	12/31/2017	46.56	-	-	6,052,223	-	-	(33,005)	6,019,218	6,052,223
18th	05/11/2010	12/31/2014	12/31/2017	46.56	-	-	1,163,919	-	-	(36,897)	1,127,022	1,163,919
37th	04/19/2011	12/31/2015	12/31/2018	45.48	-	-	9,769,432	-	-	(103,186)	9,666,246	9,810,523
37th	01/13/2012	12/31/2015	12/31/2018	45.48	-	-	-	15,383	-	-	15,383	-
38th	01/13/2012	12/31/2016	12/31/2019	34.02	-	-	-	15,097	-	-	15,097	-
38th	04/27/2012	12/31/2016	12/31/2019	34.02	-	-	-	10,373,657	-	(23,346)	10,350,311	-
Total options outstanding					27.12	35.16	40,504,413	10,404,137	(1,452,840)	(2,197,906)	47,257,804	41,299,624
Total simple options					27.60	36.17	57,371,798	10,404,137	(4,184,808)	(3,429,533)	60,161,594	58,555,119

Partners Options
4th	03/03/2008	03/03/2011	-	-	-	-	39,906	-	-	(39,906)	-	39,906
5th	09/03/2008	09/03/2011	-	-	-	-	46,710	-	-	(46,710)	-	52,035
6th	03/06/2009	03/06/2012	-	-	-	35.90	719,023	-	(681,490)	(37,533)	-	719,023
7th	06/19/2009	03/06/2012	-	-	-	35.90	79,446	-	(79,446)	-	-	79,446
1st	09/03/2007	09/03/2012	-	-	-	32.05	309,508	-	(309,294)	(214)	-	309,508
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474	33,474
Total options to be exercised						34.79	1,228,067	-	(1,070,230)	(124,363)	33,474	1,233,392
4th	03/03/2008	03/03/2013		-	-	-	388,432	-	-	(874)	387,558	388,432
8th	08/17/2010	08/16/2013		-	-	-	339,632	-	-	(11,120)	328,512	339,386
9th	08/30/2010	08/16/2013	-	-	-	-	329,711	-	-	(5,285)	324,426	329,711
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717	17,717
5th	09/03/2008	09/03/2013	-	-	-	-	449,442	-	-	(6,217)	443,225	449,442
10th	09/30/2010	09/29/2013	-	-	-	-	1,862,409	-	-	(41,009)	1,821,400	1,861,177
17th	06/14/2012	02/27/2014	-	-	-	-	-	7,791	-	-	7,791	-
12th	02/28/2011	02/28/2014	-	-	-	-	1,558,584	-	-	(25,085)	1,533,499	1,558,030
6th	03/06/2009	03/06/2014	-	-	-	-	704,604	-	-	(11,390)	693,214	704,604
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445	79,445
14th	11/04/2011	08/18/2014	-	-	-	-	509	-	-	-	509	-
17th	06/14/2012	08/18/2014	-	-	-	-	-	2,527	-	-	2,527	-
13th	08/19/2011	08/19/2014	-	-	-	-	706,397	-	-	(19,628)	686,769	706,397
17th	06/14/2012	02/23/2015	-	-	-	-	-	8,187	-	-	8,187	-
15th	02/24/2012	02/24/2015	-	-	-	-	-	1,583,044	-	(6,279)	1,576,765	-
16th	02/24/2012	02/24/2015	-	-	-	-	-	69,156	-	(4,673)	64,483	-
8th	08/17/2010	08/16/2015	-	-	-	-	338,923	-	-	(11,508)	327,415	338,302
9th	08/30/2010	08/16/2015	-	-	-	-	329,152	-	-	(5,464)	323,688	329,152
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	1,858,518	-	-	(43,042)	1,815,476	1,855,944
17th	06/14/2012	02/27/2016	-	-	-	-	-	7,790	-	-	7,790	-
12th	02/28/2011	02/28/2016	-	-	-	-	1,557,215	-	-	(26,442)	1,530,773	1,556,165
14th	11/04/2011	08/18/2016	-	-	-	-	508	-	-	-	508	-
17th	06/14/2012	08/18/2016	-	-	-	-	-	2,527	-	-	2,527	-
13th	08/19/2011	08/19/2016	-	-	-	-	706,338	-	-	(20,011)	686,327	706,338
17th	06/14/2012	02/23/2017	-	-	-	-	-	8,186	-	-	8,186	-
15th	02/24/2012	02/24/2017	-	-	-	-	-	1,582,979	-	(6,497)	1,576,482	-
16th	02/24/2012	02/24/2017	-	-	-	-	-	69,151	-	(4,751)	64,400	-
Total options outstanding					-	-	11,245,248	3,341,338	-	(249,275)	14,337,311	11,237,954
Total Partners Options					-	37.22	12,473,315	3,341,338	(1,070,230)	(373,638)	14,370,785	12,471,346

TOTAL SIMPLE/PARTNERS OPTIONS					27.60	35.89	69,845,113	13,745,475	(5,255,038)	(3,803,171)	74,532,379	71,026,465

(*) Refers to the non exercise due to the beneficiary’s option.

4.81

Summary of Changes in the Share-Based Instruments

No.	Vesting period		Prior balance 12/31/2011	New	Converted into shares	Cancelled	Balance at 09/30/2012
1st	08/17/2010	08/16/2012	110,588	-	(109,069)	(1,519)	-
1st	08/17/2010	08/16/2013	110,577	-	-	(3,206)	107,371
1st	08/30/2010	08/16/2012	10,216	-	(10,216)	-	-
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2012	3,971	-	(3,971)	-	-
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2012	424,163	-	(5,533)	(11,834)	406,796
2nd	09/30/2010	09/29/2013	424,154	-	-	(11,834)	412,320
3rd	02/28/2011	02/27/2011	444,040	-	(444,040)	-	-
3rd	02/28/2011	02/27/2012	444,030	-	-	(8,679)	435,351
3rd	02/28/2011	02/27/2013	444,020	-	-	(8,678)	435,342
4th	02/24/2012	02/24/2013	-	468,852	-	(4,671)	464,181
4th	02/24/2012	02/24/2014	-	468,836	-	(4,671)	464,165
4th	02/24/2012	02/24/2015	-	468,821	-	(4,671)	464,150
Total			2,429,941	1,406,509	(572,829)	(59,763)	3,203,858

No.	Vesting period		Balance at 12/31/2010	New	Converted into shares	Cancelled	Balance at 09/30/2011
1st	08/17/2010	08/16/2011	114,980	-	(110,598)	(4,382)	-
1st	08/17/2010	08/16/2012	114,969	-	-	(4,381)	110,588
1st	08/17/2010	08/16/2013	114,958	-	-	(4,381)	110,577
1st	08/30/2010	08/16/2011	10,221	-	(10,221)	-	-
1st	08/30/2010	08/16/2012	10,216	-	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2011	3,972	-	(3,972)	-	-
1st	09/30/2010	08/16/2012	3,971	-	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2011	424,172	-	(424,172)	-	-
2nd	09/30/2010	09/29/2012	424,163	-	-	-	424,163
2nd	09/30/2010	09/29/2013	424,154	-	-	-	424,154
3rd	02/28/2011	02/27/2011	-	444,040	-	-	444,040
3rd	02/28/2011	02/27/2012	-	444,030	-	-	444,030
3rd	02/28/2011	02/27/2013	-	444,020	-	-	444,020
Total			1,659,958	1,332,090	(548,963)	(13,144)	2,429,941

4.82

III – Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period	Exercise	Price of underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility

Simple Options
37th	01/13/2012	12/31/2015	12/31/2018	35.50	8.85	2.97%	5.25%	30.32%
38th	01/13/2012	12/31/2016	12/31/2019	35.50	12.45	2.97%	5.25%	30.32%
38th	04/27/2012	12/31/2016	12/31/2019	29.70	7.82	3.02%	3.91%	29.93%

Partners Options (*)
15th	02/24/2012	02/24/2015	-	36.00	32.94	2.97%	-	-
15th	02/24/2012	02/24/2017	-	36.00	31.04	2.97%	-	-
16th	02/24/2012	02/24/2015	-	36.00	32.94	2.97%	-	-
16th	02/24/2012	02/24/2017	-	36.00	31.04	2.97%	-	-
17th	06/14/2012	08/18/2014	-	29.57	27.69	3.02%	-	-
17th	06/14/2012	02/27/2014	-	29.57	28.08	3.02%	-	-
17th	06/14/2012	02/23/2015	-	29.57	27.26	3.02%	-	-
17th	06/14/2012	08/18/2016	-	29.57	26.06	3.02%	-	-
17th	06/14/2012	02/27/2016	-	29.57	26.44	3.02%	-	-
17th	06/14/2012	02/23/2017	-	29.57	25.65	3.02%	-	-

(*) The fair value of option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV -	Accounting Effects Arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to September 30, 2012 was R$ (133,040) (R$ (121,902) from January 1 to September 30, 2011), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16 c).

In the Stockholders’ Equity, the effect was as follows:

	09/30/2012	09/30/2011
Amount received for the sale of shares – exercised options	197,888	233,269
(-) Cost of treasury shares sold	(235,273)	(227,078)
(+) Write-off of cost recognized of exercised options	102,561	76,121
Effect on sale (*)	65,176	82,312

(*) Recorded in revenue reserves.

4.83

NOTE 17 – RELATED PARTIES

a)	Transactions between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;.

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube A, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and BSF Holding S.A..

Additionally, there are operations with jointly controlled entities, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

4.84

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/(LIABILITIES)		REVENUE/(EXPENSE)			ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)
			01/01 to	01/01 to				01/01 to	01/01 to
	09/30/2012	09/30/2011	09/30/2012	09/30/2011	Annual rate	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Interbank investments	38,557,254	30,954,821	2,233,198	1,853,756		1,137,373	1,705,356	77,335	141,921
Itaú Unibanco S.A.	32,299,984	25,197,755	1,949,795	1,632,733		-	-	-	-
Agência Grand Cayman	6,257,270	5,757,066	283,403	221,023		-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	531,189	-	40,426
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	103% of CDI	171,221	246,103	11,475	24,717
					7,52% to 13,16% pre-fixed
					average 8,31% pre-fixed
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	103% of CDI	966,152	928,064	65,860	76,778
Other	-	-	-	-		-	-	-	-
Securities and Derivative financial instruments	6,485,581	-	144,258	(183)		-	-	-	-
Agência Grand Cayman	6,485,581	-	144,258	-		-	-	-	-
Itaú Unibanco S.A.	-	-	-	(183)		-	-	-	-
Deposits	(5,154,518)	(4,705,826)	(322,075)	(319,318)		(1,271)	(67,686)	(1,724)	-
Depósitos	(5,154,518)	(4,705,826)	(322,075)	(319,318)		-	-	-	-
Itaú Unibanco S.A.	-	-	-	-		(1,016)	(55,604)	(1,327)	-
Duratex S.A.	-	-	-	-		-	(8,818)	(303)	-
Elekeiroz S.A.	-	-	-	-		-	(2,084)	-	-
Itautec S.A.	-	-	-	-		-	(625)	-	-
Porto Seguro S.A.	-	-	-	-		-	(244)	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		(255)	(296)	(75)	-
Ponto Frio Leasing S.A. Arrendamento Mercantil	-	-	-	-		-	(15)	-	-
Other	-	-	-	-		-	-	(19)	-
Securities sold under repurchase agreements	-	-	-	-		(291,145)	(194,441)	(6,787)	(10,953)
Captações no Mercado Aberto	-	-	-	-		(5,273)	(58,357)	-	-
Itaúsa Empreendimentos S.A.	-	-	-	-		(199,725)	(24,544)	(1,497)	(1,024)
Duratex S.A.	-	-	-	-		-	-	(543)	(144)
Elekeiroz S.A.	-	-	-	-		(12,417)	(13,763)	-	-
Itautec S.A.	-	-	-	-		-	(10,239)	-	(604)
FIC Promotora de Venda Ltda.	-	-	-	-	100% of SELIC	(3,797)	(7,918)	(130)	(513)
Facilita Promotora S.A.	-	-	-	-	100% of SELIC	(1,906)	(3,756)	(88)	(372)
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	(13,782)	-	(1,034)
Banco Investcred Unibanco S.A.	-	-	-	-	100% of SELIC	(68,010)	(62,082)	(4,257)	(4,992)
Maxfácil Participações S.A	-	-	-	-		-	-	-	-
Other	-	-	-	-		(17)	-	(272)	(2,270)
Amounts receivable from (payable to) related companies	-	(3,984)	-	-		(121,415)	(111,261)	-	-
Valores a Receber (Pagar) Sociedades Ligadas	-	(3,557)	-	-		-	-	-	-
Itaú Unibanco S.A.	-	(427)	-	-		-	-	-	-
Itaú Corretora de Valores S. A.	-	-	-	-		56	58	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-		8,940	7,400	-	-
Porto Seguro S.A.	-	-	-	-		-	(539)	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	-	-
FIC Promotora de Venda Ltda.	-	-	-	-		(1,574)	(1,063)	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	-	-
Facilita Promotora S.A.	-	-	-	-		(1,108)	(144)	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	-	-	-
Banco Investcred Unibanco S.A.	-	-	-	-		(1,578)	(3,710)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		(1,484)	-	-	-
Maxfácil Participações S.A	-	-	-	-		1,308	1,176	-	-
Fundação Itaubanco	-	-	-	-		259	275	-	-
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		(6,913)	(9,042)	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		(8,321)	(3,267)	-	-
Fundação BEMGEPREV	-	-	-	-		(24,825)	(19,577)	-	-
UBB Prev Previdência Complementar	-	-	-	-		(87,266)	(82,841)	-	-
Other	-	-	-	-		1,091	13	-	-
Banking service fees (expenses)	-	-	(2,438)	(3,588)		-	-	42,389	(104,221)
Receitas (Despesas) de Prestação de Serviços	-	-	(2,438)	-		-	-	-	-
Itaú Corretora de Valores S. A.	-	-	-	-		-	-	18,367	-
Fundação Itaubanco	-	-	-	-		-	-	3,822	-
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	1,107	-
UBB Prev Previdência Complementar	-	-	-	-		-	-	1,401	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		-	-	812	(7,924)
Itaúsa Investimentos S.A.	-	-	-	-		-	-	-	(79,774)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	288	(32,725)
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	4	36,000
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	-	(9,298)	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	-	23,671	(18,488)
Other	-	-	-	(3,588)		-	-	2,215	(1,310)
Rent revenues (expenses)	-	-	(193)	(160)		-	-	(24,882)	(27,077)
Receitas (Despesas) com Aluguéis	-	-	(45)	-		-	-	-	-
Itaúsa Investimentos S.A.	-	-	(113)	-		-	-	-	-
Itaú Seguros S.A.	-	-	-	-		-	-	(16,293)	(19,771)
Fundação Itaubanco	-	-	-	-		-	-	(7,445)	(6,347)
Other	-	-	(35)	(160)		-	-	(1,144)	(959)
Donation expenses	-	-	-	-		-	-	(48,200)	(47,295)
Despesas com Doações	-	-	-	-		-	-	(47,400)	(43,000)
Instituto Itaú Cultural	-	-	-	-		-	-	(800)	-
Associação Clube A	-	-	-	-		-	-	-	(280)
Fundação Itaú Social	-	-	-	-		-	-	-	(4,015)
Data processing expenses	-	-	-	-		-	-	(207,462)	(232,621)
Despesas de Processamento de Dados	-	-	-	-		-	-	(207,462)	(232,621)
Non-Operating Income	-	-	-	-		-	-	-	48,088
Resultado não Operacional	-	-	-	-		-	-	-	48,088

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 3,784 (R$ 6,147 from 01/01 to 09/30/2011) in view of the use of common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;
b)	any entity controlled by the Institution; or
c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding made regular donations to Fundação Itaú Social, a philanthropic foundation which objectives are: to create "Programa Itaú Social", aimed at coordinating activities that are of the community’s interest, support and develop social, scientific and cultural projects, mainly in the elementary education and health areas; support projects or initiatives in progress, maintained or sponsored by entities qualifying to work, according to "Programa Itaú Social". In addition, Itaú Unibanco is the founding partner and sponsor of Instituto Itaú Cultural - IIC, an entity which objective is to promote and preserve the Brazilian cultural heritage.

4.85

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	09/30/2012	09/30/2011
Compensation	195,685	230,481
Board of Directors	6,291	3,196
Management members	189,394	227,285
Profit sharing	122,972	163,356
Board of Directors	1,500	1,000
Management members	121,472	162,356
Contributions to pension plans	6,947	4,416
Board of Directors	3	122
Management members	6,944	4,294
Stock option plan – Management members	120,370	95,509
Total	445,974	493,762

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

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NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Interbank deposits	18,160,320	21,830,736	18,198,058	21,861,106	37,738	30,370	37,738	30,370
Securities and derivative financial instruments	234,556,390	185,584,204	235,749,162	186,178,883	3,634,199	1,134,810	1,192,772	594,679
Adjustment of available-for-sale securities					2,431,385	529,114	-	-
Adjustment of held-to-maturity securities					1,202,814	605,696	1,192,772	594,679
Loan, lease and other credit operations	332,127,865	310,560,158	334,134,110	310,790,972	2,006,245	230,814	2,006,245	230,814
Investments (2)
BM&FBovespa	24,755	58,107	227,533	395,734	202,778	337,627	202,778	337,627
BPI (3)	-	317,775	-	317,775	-	-	-	-
Cetip S.A.	291	17,188	12,076	202,229	11,785	185,041	11,785	185,041
Porto Seguro Itaú Unibanco Participações S.A. (4)	1,254,314	1,172,525	2,004,186	1,720,119	749,872	547,594	749,872	547,594
Serasa S.A.	244,642	268,122	1,648,278	1,150,487	1,403,636	882,365	1,403,636	882,365
Parent company	161,843	177,377	1,565,479	1,059,742	1,403,636	882,365	1,403,636	882,365
Minority stockholders (5)	82,799	90,745	82,799	90,745	-	-	-	-
Fundings and borrowings (6)	203,725,561	194,036,103	204,069,729	194,239,512	(344,168)	(203,409)	(344,168)	(203,409)
Subordinated debt (Note 10f)	49,342,036	38,366,648	50,097,691	38,511,494	(755,655)	(144,846)	(755,655)	(144,846)
Treasury shares	1,527,334	1,704,137	1,611,842	1,705,387	-	-	84,508	1,250
Total unrealized					6,946,430	3,000,366	4,589,511	2,461,485

(1) This does not consider the corresponding tax effects.

(2) Starting December 2011, Redecard is no longer disclosed since it is an investment in subsidiary.

(3) Unrealized result, considers adjustments to market value of available-for-sale securities.

(4) Parent company of Porto Seguro S.A.

(5) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING.

(6) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

4.87

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturity over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BPI, BM&FBOVESPA, CETIP and Porto Seguro at the share value in stock exchanges and Serasa S.A. based on the historical average of Price/Income ratio of its parent company.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

4.88

NOTE 19 – BENEFITS TO EMPLOYEES

Pursuant to CVM Resolution No. 600, dated October 7, 2009, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

4.89

Entity	Benefit plan

Fundação Itaubanco	Supplementary retirement plan – PAC (1)

Franprev benefit plan - PBF (1)

002 benefit plan - PB002 (1)

Itaulam basic plan - PBI (1)

Itaulam Supplementary Plan - PSI (2)

Itaubanco Plan (3)

Itaubank Retirement Plan (3)

Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)

Funbep II Benefit Plan (2)

Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)

Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)

Itaú Defined Contribution Plan (2)

Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)

Redecard Supplementary Retirement Plan (2)

Redecard Supplementary Plan (3)

UBB-PREV - Previdência Complementar	Unibanco Pension Plan (3)

Basic Plan (1)

IJMS Plan (1)

Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

4.90

b) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	2012	2011
Discount rate	9.72% p.a.	9.72% p.a.
Expected return rate on assets	11.32 % p.a.	12.32% p.a.
Mortality table (1)	AT-2000	AT-2000
Turnover (2)	Itaú Exp. 2008/2010	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (3)	Projected Unit Credit	Projected Unit Credit

(1) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(2) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(3) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between social security assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

4.91

At September 30, 2012 the allocation of plan assets and the allocation target for 2012, by type of asset, are as follows:

			% Allocation
Types	At 09/30/2012	At 09/30/2011	09/30/2012	09/30/2011	2012 Target
Fixed income securities	11,380,887	10,269,626	91.37%	88.20%	53% a 100%
Variable income securities	694,127	992,687	5.57%	8.53%	0% a 25%
Structured investments	14,757	12,751	0.12%	0.11%	0% a 10%
Real estate	340,965	345,363	2.74%	2.97%	0% a 6%
Loans to participants	24,525	23,014	0.20%	0.20%	0% a 5%
Total	12,455,261	11,643,441	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 527,629 (R$ 505,297 at 09/30/2011), and real estate rented to Group companies, with a fair value of R$ 293,192 (R$ 296,931 at 09/30/2011).

The expected income from defined benefit plan assets is based on projections of returns for each of the segments detailed above. For the fixed-income segment, the adopted interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the closing of the balance sheet. For the variable-income segment, conservative expectations of annual returns were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	09/30/2012	09/30/2011
1 - Net assets of the plans	12,455,261	11,643,441
2 - Actuarial liabilities	(10,623,100)	(10,106,711)
3- Surplus (1-2)	1,832,161	1,536,730
4- Asset restriction (*)	(1,400,700)	(1,215,740)
5 - Net amount recognized in the balance sheet (3-4)	431,461	320,990
Amount recognized in Assets	655,350	443,570
Amount recognized in Liabilities	(223,889)	(122,580)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of CVM Resolution No. 600.

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 09/30/2012 were recognized in Results under “Personnel expenses”.

4.92

IV	- Change in net assets, actuarial liabilities, and surplus

	09/30/2012			09/30/2011
	Net assets	Actuarial liabilities	Surplus	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	11,772,927	(10,413,448)	1,359,479	11,167,828	(9,815,180)	1,352,648
Inclusion of Redecard Plan			-	60,817	(55,897)	4,920
Expected return on assets (2)	976,864		976,864	771,356	-	771,356
Cost of current service	-	(63,321)	(63,321)	-	(70,729)	(70,729)
Cost of interest	-	(738,716)	(738,716)	-	(700,627)	(700,627)
Benefits paid	(504,592)	504,592	-	(421,701)	421,701	-
Contributions of sponsor	33,676		33,676	22,713	-	22,713
Contributions of participants	11,451		11,451	6,645	-	6,645
Actuarial gain/(loss) (1) (2)	164,935	87,793	252,728	35,783	114,021	149,804
Present value – end of the period	12,455,261	(10,623,100)	1,832,161	11,643,441	(10,106,711)	1,536,730

(1) Gains/losses recorded in Net Assets correspond to the income earned above/below the expected return rate of assets.

(2) The actual return on assets amounted to R$ 1,141,799 (R$ 807,132 at 09/30/2011)

The history of actuarial gains and losses is as follows:

	09/30/2012	09/30/2011
Net assets of the plans	12,455,261	11,643,441
Actuarial liabilities	(10,623,100)	(10,106,711)
Surplus	1,832,161	1,536,730
Experience adjustments in net assets	164,935	35,783
Experience adjustments in actuarial liabilities	87,793	114,021

V-	Total revenue (expenses) recognized in income for the period

Total expenses recognized in defined benefit plans include components, as follows:

	09/30/2012	09/30/2011
Cost of current service	(63,321)	(70,729)
Cost of interest	(738,716)	(700,627)
Expected return on the plan assets	976,864	771,356
Effect on asset restriction	(138,090)	(107,062)
Gain/(loss) for the period	252,728	149,804
Contributions of participants	11,451	6,645
Total revenue (expenses) recognized in income for the period	300,916	49,387

During the period, contributions made totaled R$ 33,676 (R$ 22,713 at September 30, 2011). The contribution rate increases based on the beneficiary’s salary.

In 2012, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 38,870.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2012	645,780
2013	673,231
2014	697,244
2015	721,382
2016	746,311
2017 to 2021	4,118,739

c)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

At September 30, 2012 the amount recognized in assets is R$ 1,485,828 (R$ 1,171,809 at 09/30/2011).

4.93

Total revenue recognized in defined contribution plans includes the following components:

	09/30/2012	09/30/2011
Contributions	(102,680)	(99,837)
Actuarial gain/(loss)	146,318	20,220
Effect on asset restriction	(996)	82,259
Total revenue recognized in income for the period	42,642	2,642

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 09/30/2012 were recognized in Results under “Personnel expenses”.

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 133,805 (R$ 128,033 at 09/30/2011), of which R$ 102,680 (R$ 108,177 at 09/30/2011) arises from pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries.

I-	Changes

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

	09/30/2012	09/30/2011
At the beginning of the period	(120,154)	(105,335)
Cost of interest	(8,533)	(7,476)
Benefits paid	4,141	4,239
Actuarial loss	-	1,147
At the end of the period	(124,546)	(107,425)

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 09/30/2012 were recognized in Results under “Personnel expenses”.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2012	6,366
2013	6,852
2014	7,362
2015	7,854
2016	8,363
2017 to 2021	50,248

II-	Assumptions and sensitivities 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19b l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and cost of interest	1,609	(1,321)
Effects on present value of obligation	16,559	(13,563)

4.94

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Latin America Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Assets
Current assets and long-term receivables
Cash and cash equivalents	2,450,306	2,318,241	2,715,234	2,060,664	313,089	1,964,259	1,249,698	3,637,635	1,471,707	885,576	6,532,264	6,069,404
Interbank investments	10,959,762	18,789,431	1,461,185	1,147,309	2,297,957	1,021,853	7,977,439	6,298,526	345,688	839,647	8,155,451	19,074,741
Securities	53,355,292	42,267,534	4,600,630	2,782,325	2,036,083	1,819,148	6,378,442	4,621,626	33,089	9,452	65,733,185	50,765,259
Loan, lease and other credit operations	33,040,948	27,206,884	25,031,544	17,360,367	7,482,490	7,055,436	97,083	283,689	828	5,642	65,591,968	51,819,464
Foreign exchange portfolio	32,030,420	32,692,272	420,265	483,590	3,636,363	2,404,693	494,140	693,007	-	-	35,995,919	34,958,843
Other assets	1,765,532	1,628,381	3,198,994	2,061,963	286,393	220,920	1,037,628	1,141,761	230,452	114,937	6,387,946	4,905,838
Permanent assets
Investments	23,798	21,733	7,489	6,752	4,074	159,581	57,563	45,288	22,727	168,359	40,826	354,974
BPI (Note 15a II)	-	-	-	-	-	155,709	-	-	-	162,065	-	317,774
Other investments	23,798	21,733	7,489	6,752	4,074	3,872	57,563	45,288	22,727	6,294	40,826	37,200
Fixed and intangible assets	23,914	17,608	550,293	447,373	176,129	179,755	1,370	2,618	17,749	39,178	769,456	660,940
Total	133,649,972	124,942,084	37,985,634	26,350,343	16,232,578	14,825,645	17,293,363	16,724,150	2,122,240	2,062,791	189,207,015	168,609,463

LIABILITIES
Current and long-term liabilities
Deposits	38,283,618	41,544,416	25,823,927	17,600,111	5,884,682	6,070,018	4,966,378	2,372,347	-	-	63,271,408	54,812,872
Demand deposits	7,907,647	6,679,898	6,716,836	5,156,894	2,937,874	2,721,819	361,107	1,048,074	-	-	16,250,499	10,849,027
Savings deposits	-	-	3,508,265	3,079,732	-	-	-	-	-	-	3,508,265	3,079,732
Interbank deposits	12,871,885	2,214	167,716	86,007	936,607	1,667,839	779,557	-	-	-	9,022,676	1,139,679
Time deposits	17,504,086	34,862,304	15,431,110	9,277,478	2,010,201	1,680,360	3,825,714	1,324,273	-	-	34,489,968	39,744,434
Deposits received under securities repurchase agreements	13,164,317	8,414,344	414,112	189,657	-	-	3,730,410	1,676,686	-	-	12,411,251	9,206,434
Funds from acceptance and issuance of securities	4,818,423	6,812,903	2,118,348	1,227,095	3,993,093	3,017,885	2,683,632	2,950,553	-	-	13,585,496	14,004,426
Borrowings	18,573,524	14,270,037	2,129,221	1,631,000	1,597	574,433	6,018	53,227	-	31,691	20,710,360	16,529,753
Derivative financial instruments	2,366,444	2,368,038	293,228	308,231	660,145	846,187	715,338	831,821	-	-	3,423,230	3,698,694
Foreign exchange portfolio	32,016,427	32,777,979	420,750	479,163	3,667,559	2,409,869	487,556	675,542	-	-	36,007,023	35,027,835
Other liabilities	14,736,854	6,425,303	2,293,056	1,810,323	574,993	468,990	1,961,936	332,463	196,228	112,092	19,570,136	8,827,365
Deferred income	60,886	49,936	5,780	10,371	19,773	23,809	-	132	1,224	2,045	87,663	86,294
Minority interest in subsidiaries	-	-	9,327	45,333	67	63	798,296	728,949	3	4	798,607	729,209
Stockholders’ equity
Capital and reserves	8,487,285	10,858,053	4,106,341	2,787,718	1,628,543	1,499,562	1,952,279	7,078,513	2,141,852	2,064,990	18,253,492	24,195,475
Net income for the period	1,142,194	1,421,075	371,544	261,341	(197,874)	(85,171)	(8,480)	23,917	(217,067)	(148,031)	1,088,349	1,491,106
Total	133,649,972	124,942,084	37,985,634	26,350,343	16,232,578	14,825,645	17,293,363	16,724,150	2,122,240	2,062,791	189,207,015	168,609,463
Statement of Income
Income from financial operations	2,667,124	1,656,803	1,909,121	1,183,958	205,313	203,177	299,210	229,588	9,326	21,216	4,913,384	3,196,069
Expenses of financial operations	(1,289,733)	(391,303)	(751,087)	(429,806)	(111,748)	(80,477)	(205,841)	(153,172)	(225)	(2,627)	(2,192,351)	(970,138)
Result of loan losses	(156,230)	164,185	(135,009)	(109,544)	2,546	2,717	-	-	(65)	(2,879)	(288,758)	56,224
Gross income from financial operations	1,221,161	1,429,685	1,023,025	644,608	96,111	125,417	93,369	76,416	9,036	15,710	2,432,275	2,282,155
Other operating revenues (expenses)	(78,764)	(1,023)	(538,257)	(355,175)	(126,565)	(173,746)	(101,849)	(51,170)	(58,579)	(145,256)	(895,055)	(705,641)
Operating income	1,142,397	1,428,662	484,768	289,433	(30,454)	(48,329)	(8,480)	25,246	(49,543)	(129,546)	1,537,220	1,576,514
Non-operating income	(48)	(7,499)	1,898	39,252	(148,502)	3,432	-	239	(153,023)	1,128	(300,576)	35,420
Income before taxes on income and profit sharing	1,142,349	1,421,163	486,666	328,685	(178,956)	(44,897)	(8,480)	25,485	(202,566)	(128,418)	1,236,644	1,611,934
Income tax	(155)	(88)	(114,559)	(59,430)	(15,826)	(36,845)	-	-	(14,501)	(19,615)	(145,040)	(115,806)
Statutory participation in income	-	-	(135)	-	(3,095)	(3,429)	-	(1,568)	-	-	(3,230)	(4,997)
Minority interest in subsidiaries	-	-	(428)	(7,914)	3	-	-	-	-	2	(25)	(25)
Net income (loss)	1,142,194	1,421,075	371,544	261,341	(197,874)	(85,171)	(8,480)	23,917	(217,067)	(148,031)	1,088,349	1,491,106

(1)	Itaú Unibanco S.A. - Grand Cayman, New York and Tokyo, ITAÚ UNIBANCO HOLDING S.A. - Grand Cayman Branch, Banco Itaú-BBA S.A. - Nassau Banch, only 9/30/2011, Banco Itaú BBA S.A Sucursal Uruguai, Unibanco Grand Cayman Branch and Itaú Unibanco S.A. - Nassau Branch.

(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Sociedad de Bolsa S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable y Proserv - Promociones Y Servicios S.A. de C. V ., MCC Asesorias LImitada (50%), MCC Securites INC. (50%) and Itaú BBA SAS; only at 9/30/2012, Itaú BBA Colômbia and MCC Corredora de Bolsa (50,0489%).

(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itau BBA International, S.A , Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Federal Director International Services, S.A., Bay State Corporation Limited and Banco Itau Suisse S.A; only at 09/30/2011, Itaú Madeira Investimentos SGPS Ltda., Kennedy Director International Services S.A., Cape Ann Corporation Limited., BIE Directors Ltd and BIE Nominees Lda; only at 9/30/2012, Itaú BBA International Limited.

(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd. (50%) and UBT Finance S.A.; only at 9/30/2011, Unibanco Securities Inc. and Itau USA Asset Management.

(5)	Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Topaz Holding Ltd., United Corporate Services Inc (new company name of Itaú USA Inc), Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited, Unipart B2B Investments, S.L., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd. and Itaú (Beijing) Investment Consultancy Limited, Itaú UK Asset Management LImited; only at 09/30/2012: Itaú Asia Asset Management Limited and Itaú USA Asset Management.

(6)	Foreign consolidated information presents balances net of eliminations from consolidation.

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NOTE 21 – RISK MANAGEMENT

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on ITAÚ UNIBANCO HOLDING’s income, capital and liquidity.

Risk management is considered by ITAÚ UNIBANCO HOLDING an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING, Risk Management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING's operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING’s risk portfolio is managed considering the best risk-return ratio;

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control units, in turn, support the ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with market best practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that the ITAÚ UNIBANCO HOLDING’s risks are being managed in accordance with established policies, norms and procedures. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING’s risk exposure, so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING manages proprietary IT systems to fully meet the applicable rules on capital reserve, pursuant to determinations and models issued by the Central Bank (BACEN). It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement.

In compliance with Resolution No. 3,988 of June 30, 2011 of the National Monetary Council (CMN), ITAÚ UNIBANCO HOLDING’s capital management structure is been adapted and implemented. In January 2012 the Board of Directors has approved the appointment of an officer in charge and establishment of the structure, applicable to ITAÚ UNIBANCO HOLDING. In June 2012, the institutional norm has also been approved by the Board of Directors, and processes, procedures and systems required for the effective implementation of the capital management structure have been established.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Circular 3.477.

I – Market Risk

Market risk is the possibility of incurring losses arising from the variations in the market values of positions held by a financial institution, including the risks of transactions subject to the variations in foreign exchange and interest rates, and equities and commodity prices.

The process for managing market risks of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk to granular limits, assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each legal entity, which are defined in terms of risk measures used by management. Limits are monitored daily and excesses are reported and discussed in the corresponding committees.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI) about metrics and market risk limits. The review of this structure is performed at least annually.

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The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values, aiming at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

The scope of the market risk control carried out by ITAÚ UNIBANCO HOLDING is extended to all the financial instruments included in the portfolios of companies under its responsibility. In this sense, the corporate guidelines the ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464 of June 26, 2007, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING strategy towards control and management of market risk of all business units and legal entities of the ITAÚ UNIBANCO HOLDING.

The document that details the guidelines set out by by the corporate guidelines on market risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

The control of market risk is carried out by an area independent from the business ones, and is responsible for carrying out daily measurement, assessment, analysis and report activities to the areas and people in charge, pursuant to governance establishedand monitoring the actions required to adjust the position and/or risk level. For this purpose, the ITAÚ UNIBANCO HOLDING relies on a structured communication and information process, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and abroad.

The market risk analyses are conducted based on the following metrics:

•	Value at Risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in Stress Scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop Loss: effective losses added to the maximum potential loss in bullish and bearish scenarios;

•	Earnings at Risk (EaR): Measure that quantifies the P&L impact of a given portfolio, considering regular market conditions, time horizon related to the longest transaction in the banking portfolio and a predetermined confidence interval.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching (gap) analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV1- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates. Applied to risk factors;
•	Sensitivity to Several Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time;
•	Stop Loss: maximum loss that a certain portfolio classified in the trading portfolio is authorized to reach.

The consolidated ITAÚ UNIBANCO HOLDING S.A., maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In September 2012, Itaú Unibanco recorded a Total Global VaR of R$ 218 million (R$ 402 million in June/2012).

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II – Credit Risk

Credit risk is the possibility of incurring losses in connection with: (i) the breach by the borrower or counterparty of the respective agreed-upon financial obligations, (ii) the devaluation of loan agreement due to downgrading of the borrower’s risk rating, (iii) the reduction in gains or compensation, (iv) the advantages given upon renegotiation and (v) the recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control can be read on the websitewww.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

The objective of ITAÚ UNIBANCO HOLDING’s credit risk management aims at creating value to stockholders, through the analysis of the risk-adjusted return, focusing on maintaining the quality of credit portfolio in levels adequate to each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease. ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery of transactions.

III – Operational Risk

The operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING.

The purposes of operational risk management is to identify, evaluate, measure and respond to the ITAÚ UNIBANCO HOLDING’s operational risks and monitor them for the purpose of maintaining losses and risks within the limits established by ITAÚ UNIBANCO HODLING and to ensure adherence to the internal guidelines and current regulation. The managers of the business and support areas use corporate methodologies that are built and made available by the operational risk and internal control areas to support the management process.

The operational risk control is the process of measurement, monitoring and reporting of the organization’s risk aimed at ensuring that ITAÚ UNIBANCO HODLING’s risk profile is within the limits established by Senior Management and that Senior Management is informed of the main risks of the institution in a timely manner. This control is carried out by the operational risk and internal control areas, which, in turn, use control methodologies and risk information generated by the business areas. Within the governance of the operational risk management process, there are specific operational risk and control forums conducted by the control areas where the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business areas executives.

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The set of principles, governance, roles and responsibilities, methodologies and procedures that support the operational risk management process applied to products, services, activities, processes and systems is described and published in an operational risk management institutional norm. A summarized version of such policy is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational Risk.

On April 30, 2008, BACEN published Circular No. 3.383 and Circular Letters Nos. 3,315 and No. 3,316, which establish the criteria for calculation of PRE related to the operational risk (POPR), addressed by Resolution No. 3,490. Therefore, since July 1, 2008, ITAÚ UNIBANCO HOLDING has allocated capital to Operational Risk using the Alternative Standardized Approach.

IV – Liquidity Risk

Liquidity risk is the occurrence of imbalances between tradable assets and falling due liabilities - mismatching between payments and receipts - which may affect the ITAÚ UNIBANCO HOLDNIG’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

Management of liquidity risk seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding, and terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to monitoring, controlling and analyzing liquidity risk, through models of variables projections that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, ITAÚ UNIBANCO HOLDNIG establishes guidelines and limits whose compliance is periodically analyzed in technical committees and whose purpose is providing safety margin in addition to the minimum projected needs. Liquidity management policies and associated limits are established based on prospective scenarios that are regularly reviewed and on top management definitions.

V - Underwriting Risk

Underwriting risk is the possibility of incurring losses arising from insurance, pension plan and capitalization operations that are contrary to the organization’s expectations and that are directly or indirectly associated with the technical and actuarial bases used to calculate premiums, contributions and technical reserves.

The insurance risk management process is supported by roles and responsibilities determined by the business and risk control areas so as to reinforce the separation of the management and control activities and, therefore, ensure the independence between the areas. Additionally, there is a governance process that ensures an independent validation of the products and negotiations in question, ensuring compliance with the many internal and regulatory demands.

In accordance with the Resolution No. 228 of December 6, 2010 of National Council of Private Insurance (CNSP), ITAÚ UNIBANCO HOLDING establishes limits for borderline risks between underwriting and credit. Itaú Unibanco defines the credit risk quality of reinsurance companies and the concentration limits in accordance with CNSP Resolution No. 168, of December 17th, 2007, following the same credit governance of Itaú Unibanco.

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NOTE 22 – ADDITIONAL INFORMATION

a)	Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currency were:

	09/30/2012	09/30/2011
Permanent foreign investments	19,341,841	25,686,581
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(31,369,739)	(45,630,403)
Net foreign exchange position	(12,027,898)	(19,943,822)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Investment funds	352,208,281	299,943,197	352,208,281	299,943,197	3,448	3,146
Fixed income	327,469,868	272,337,080	327,469,868	272,337,080	2,775	2,278
Shares	24,738,413	27,606,117	24,738,413	27,606,117	673	868
Managed portfolios	200,530,402	154,154,281	80,082,220	90,867,869	15,583	15,235
Customers	100,017,400	92,862,662	79,672,242	79,309,333	15,512	15,166
Itaú Group	100,513,002	61,291,619	409,978	11,558,536	71	69
TOTAL	552,738,683	454,097,478	432,290,501	390,811,066	19,031	18,381

(*)  It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	09/30/2012	09/30/2011
Monthly estimate of installments receivable from participants	86,203	68,664
Group liabilities by installments	6,410,714	5,384,859
Participants – assets to be delivered	5,949,944	5,061,196
Funds available for participants	554,504	424,627
(In units)
Number of managed groups	806	720
Number of current participants	264,503	195,043
Number of assets to be delivered to participants	153,320	118,696

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program); and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

During the period from January 1 to September 30, 2012 the consolidated companies made no donations (R$ 280 at September 30, 2011) and the Foundation’s social net assets totaled R$ 3,005,736 (R$ 2,914,369 at September 30, 2011). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 47,400 (R$ 43,000 from January 1 to September 30, 2011).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h) Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to September 30, 2012, the consolidated companies made donations to Clube “A” in the amount of R$ 800.

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 09/30/2012	01/01 to 09/30/2011
Program for Settlement or Installment Payment of Federal - Law No. 11,941/09 (Notes 12b and 14)	-	508,993
Provision for contingencies – economic plans (Note 12)	(133,385)	(230,435)
Market value based on the share price – BPI (Note 15a II)	(305,447)	(233,295)
Total	(438,832)	45,263

4.101

l)	Reclassifications for comparison purposes – The Company carried out reclassifications in the balances of September 30, 2011, for financial statements comparison purposes, in view of the regrouping of the following headings: In the Balance Sheet, the reclassification related to Investment Funds from Minority Interest in Subsidiaries to Other Liabilities – Sundry. In Statement of Income, the reclassification of Provision for Tax and Social Security from Other Operating Expenses to Other Operating Revenues and the reclassification from Minority Interest in Subsidiaries to Expenses of Financial Operations.

	Prior disclosure	Reclassification/ deconsolidation	Adjusted balances
CURRENT AND LONG-TERM LIABILITIES	765,922,344	462,718	766,385,062
OTHER LIABILITIES	160,836,498	462,718	161,299,216
Sundry	19,872,533	462,718	20,335,251
MINORITY INTEREST IN SUBSIDIARIES	2,004,192	(462,718)	1,541,474
TOTAL LIABILITIES	836,994,304	-	836,994,304
EXPENSES OF FINANCIAL OPERATIONS	(40,658,540)	(37,716)	(40,696,256)
Money market	(35,165,276)	(37,716)	(35,202,992)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	34,495,253	(37,716)	34,457,537
GROSS INCOME FROM FINANCIAL OPERATIONS	23,951,122	(37,716)	23,913,406
OTHER OPERATING REVENUES (EXPENSES)	(11,041,987)	244	(11,041,743)
Despesas de Pessoal	(10,048,610)	244	(10,048,366)
Outras Receitas Operacionais	303,769	(231)	303,538
Outras Despesas Operacionais	(3,844,468)	231	(3,844,237)
OPERATING INCOME	12,909,135	(37,472)	12,871,663
RESULTADO NÃO OPERACIONAL	189,378	(244)	189,134
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	13,098,513	(37,716)	13,060,797
IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL	(1,416,624)	-	(1,416,624)
Devidos sobre Operações do Período	(5,383,745)	149,368	(5,234,377)
Referentes a Diferenças Temporárias	3,967,121	(149,368)	3,817,753
MINORITY INTEREST IN SUBSIDIARIES	(578,652)	37,716	(540,936)
NET INCOME	10,939,881	-	10,939,881

m)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offset of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor

n)	Subsequents Events

Redecard

In October 2012, ITAÚ UNIBANCO HOLDING purchased, through its subsidiary Banestado Participações, Administração e Serviços Ltda., 23,987,343 common shares of Redecard for the amount offered in the OPA of September 24, 2012, of R$ 35.00 plus SELIC variation for the period, thus increasing its participation from 94.4% to 98.0%. ITAÚ UNIBANCO HOLDING expects to complete the purchase of the remaining minority interest by the end of 2012.

On October 18, 2012, the Securities and Exchange Commission (CVM) cancelled Redecard’s register as a publicly-held company.

Serasa

We inform the sale to Experian of our total interest in Serasa S.A. Experian shall pay R$ 1.7 billion to Itaú Unibanco, in cash, for 601,403 SERASA’s shares, representing 16.14% of the company's capital. The result before taxes for the bank, arising from this sale, is estimated at R$ 1.5 billion in the fourth quarter of 2012.

5.1

Report on review of interim financial statements

To the Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A. (the "Bank") stand alone, which comprise the balance sheet as at September 30, 2012 and the related statements of income, changes in stockholders equity's and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at September 30, 2012 and the related consolidated statements of income and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the stand alone interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the stand alone interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at September 30, 2012, and the financial performance and cash flows, for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Conclusion on the consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the Consolidated interim financial statements referred to in the first paragraph do not presented fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at September 30, 2012, and the financial performance and cash flows, for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

5.2

Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the nine-month period ended September 30, 2012, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, October 22, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

7.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having reviewed the financial statements for the period from January to September 2012, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo (SP), October 22, 2012.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM

Member

LUIZ ALBERTO DE CASTRO FALLEIROS

Member